As filed with the Securities and Exchange Commission on June 9, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)
(Mark One)
☒
REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to
OR
☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
Commission file number
Vicore Pharma Holding AB
(Exact name of registrant as specified in its charter and translation of Registrant’s name into English)
Kingdom of Sweden
(Jurisdiction of incorporation or organization)
Kornhamnstorg 53
SE-111 27 Stockholm, Sweden
(Address of principal executive offices)
Ahmed Mousa, Chief Executive Officer
Kornhamnstorg 53
SE-111 27 Stockholm, Sweden
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Copies to:
William C. Hicks, Esq.
John T. Rudy, Esq.
Allyson Wilkinson, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02109
(617) 542-6000
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing 10 common shares, no par value Common shares, no par value*	VCRE	The Nasdaq Stock Market LLC

*
Listed not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities & Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  Yes ☐ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17  ☐ Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☐

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

ABOUT THIS REGISTRATION STATEMENT
We are incorporated under the laws of Sweden. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
Unless otherwise indicated, all amounts presented in this registration statement are presented in U.S. dollars, or USD. Our reporting and functional currency is the Swedish krona, or SEK. Solely for the convenience of the reader, this registration statement contains translations of certain Swedish krona amounts into U.S. dollars at specified rates. No representation is made that Swedish krona amounts referred to in this registration statement could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
Throughout this registration statement, all references to “ADSs” mean American depositary shares, each of which represents 10 of our common shares, no par value, and all references to “ADRs” mean the American depositary receipts that evidence the ADSs.
Our financial statements included elsewhere in this registration statement are presented in Swedish krona. The consolidated financial statements and related notes included elsewhere in this registration statement have been prepared in accordance with International Financial Reporting Standards as adopted by European Union, or IFRS Accounting Standards, as issued by the International Accounting Standards Board, or IASB, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP.
Unless otherwise stated or the context indicates otherwise, all references herein to “Vicore,” “Vicore Pharma,” the “Company,” “our company,” “we,” “us,” “our” and similar references refer to Vicore Pharma Holding AB and its consolidated subsidiaries, taken as a whole.
INDUSTRY AND MARKET DATA
This registration statement contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our product candidates. Unless otherwise expressly stated, we obtained this industry, business, market, medical and other information from reports, research surveys, studies and similar data prepared by third parties, industry, medical and general publications, government data and similar sources.
This information involves a number of assumptions and is based on limited available information. Although we are responsible for all of the disclosure contained in this registration statement and we believe the third-party market position, market opportunity and market size data included in this registration statement are reliable, we have not independently verified the accuracy or completeness of this third-party data. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information — D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.
TRADEMARKS AND SERVICE MARKS
“Vicore,” the Vicore logo and other trademarks or service marks of Vicore appearing in this registration statement are the property of Vicore or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this registration statement are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this registration statement are the property of their respective owners.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This registration statement contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this registration statement, including statements regarding our future results of operations, financial condition, business strategy, prospective products, product approvals, research and development costs, future revenue and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions.
We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in “Item 3. Key Information — D. Risk Factors” and elsewhere in this registration statement, regarding, among other things:
•
the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs;

•
our ability to advance our product candidates into, and successfully complete, clinical trials;

•
our reliance on the successful development and potential approval of our current and future product candidates;

•
our ability to identify and advance additional product candidates into preclinical and clinical development;

•
the timing or likelihood of regulatory filings and approvals;

•
the commercialization of our product candidates, if approved;

•
our ability to develop sales and marketing capabilities;

•
the pricing, coverage and reimbursement of our product candidates, if approved;

•
the implementation of our business model, strategic plans for our business, product candidates and technology;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•
our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

•
cost associated with defending intellectual property infringement, product liability and other claims;

•
regulatory development in the United States, under the laws and regulations of Sweden and other jurisdictions in which we may operate or seek approval;

•
our ability to remain compliant with the respective listing rules and standards of Nasdaq Stockholm and the Nasdaq Stock Market LLC, or Nasdaq;

•
estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•
the potential benefits of strategic collaboration agreements and our ability to enter into and maintain strategic arrangements and collaborations;

•
the rate and degree of market acceptance of any approved products;

•
developments relating to our competitors and our industry, including competing therapies;

•
our ability to effectively manage our anticipated growth;

•
our ability to attract and retain qualified employees and key personnel;

•
our expectations regarding the period during which we qualify as an emerging growth company, or EGC, under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act;

•
statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;

•
the future trading price of the ADSs and impact of securities analysts’ reports on these prices; and

•
other risks and uncertainties, including those listed under “Item 3. Key Information — D. Risk Factors.”

These risks are not exhaustive. Other sections of this registration statement may include additional factors that could harm our business and financial performance. New risk factors may emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.
You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this registration statement primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We undertake no obligation to update any forward-looking statements made in this registration statement to reflect events or circumstances after the date of this registration statement or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this registration statement. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
You should read this registration statement and the documents that we reference and have filed as exhibits to the registration statement with the understanding that our actual future results, performance and achievements may be different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.
EXPLANATORY NOTE
We are a clinical-stage pharmaceutical company developing therapeutics for respiratory and fibrotic diseases. Our lead product candidate, buloxibutid (C21), is an oral small molecule angiotensin II type 2 (AT2) receptor agonist, or ATRAG, which has received Orphan Drug and Fast Track designations from the United States Food and Drug Administration, or FDA, and is currently being investigated in the global 52-week Phase 2b ASPIRE trial in idiopathic pulmonary fibrosis, or IPF.
We were organized under the laws of Sweden in 2005 and are registered with the Swedish Companies Registration Office. Our common shares are listed on Nasdaq Stockholm under the symbol “VICO.” Our corporate mailing headquarters are located at Kornhamnstorg 53, SE-111 27 Stockholm, Sweden, and our mailing address is Postbox 14, SE-414 52 Gothenburg, Sweden. Our telephone number is +46 (0) 31 788 05 60. Our agent for service of process in the United States is Vicore Pharma US, Inc. Our website address is www.vicorepharma.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website is not part of this registration statement on Form 20-F or incorporated by reference herein.

We operate through subsidiaries and offices in multiple jurisdictions. Our operations include offices in Stockholm, Sweden; Hørsholm, Denmark; and Cambridge, Massachusetts in the United States. We conduct clinical research and development activities through a combination of in-house teams and outsourced partners and clinical research, development, and manufacturing organizations in Europe, the United States and other jurisdictions. We do not currently own or operate large-scale manufacturing facilities and rely primarily on third-party manufacturers for the clinical and potential commercial supply of our product candidates. The primary listing of our common shares is Nasdaq Stockholm, and this registration statement relates to a secondary listing of our common shares, in the form of ADSs, on Nasdaq.

PART I
ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.
A.   Directors and Senior Management
The following discussion sets forth information regarding our directors and executive officers as of the date of this registration statement on Form 20-F. The following table lists the names of our directors and executive officers. The business address for our directors and executive officers is Kornhamnstorg 53, 111 27 Stockholm, Sweden.
Name	Age	Position
Non-Executive Directors
Hans Schikan	67	Chairman
Jacob Gunterberg	58	Director
Elisabeth Björk	65	Director
Ann Barbier	62	Director
Heidi Hunter	67	Director
Yasir Al-Wakeel	44	Director
Peter Guenter	63	Director
Executive Officers
Ahmed Mousa	42	Chief Executive Officer
Hans Jeppsson	46	Chief Financial Officer
Bernt van den Blink	53	Chief Medical Officer
The responsibilities of our Board of Directors, or the Board, are governed by the Rules of Procedure for the Board of Directors, adopted in accordance with the Swedish Companies Act and the Swedish Code of Corporate Governance. Our executive officers are responsible for making and executing decisions that build value in accordance with board-approved delegated authorities.
The following is the biographical information of our directors and executive officers:
Ahmed Mousa has served as our Chief Executive Officer since September 2023. Mr. Mousa has extensive experience in business and corporate development, portfolio strategy, and entrepreneurship in the life sciences industry. Prior to joining Vicore, Mr. Mousa served in various roles of increasing responsibility at Pieris Pharmaceuticals, Inc., or Pieris, a biopharmaceutical company, from January 2016 to September 2023, most recently as Chief Business Officer and General Counsel, where he was responsible for the development of Pieris’s pipeline and the execution of strategic collaborations with various pharmaceutical companies. Before his tenure at Pieris, Mr. Mousa practiced as an attorney at the law firm of Covington & Burling LLP from September 2013 to December 2015 and at Kirkland & Ellis LLP from November 2012 to August 2013, where he represented biopharmaceutical companies in a range of legal matters. Mr. Mousa earned his B.A., Molecular & Cell Biology from Cornell University, his M.S., Biotechnology from The Johns Hopkins University, and his J.D. from Georgetown University Law Center.
Mr. Mousa’s qualifications to serve as our Chief Executive Officer include his extensive experience in business and corporate development, legal expertise in the life sciences industry, and his track record of executing strategic collaborations for biopharmaceutical companies.
Hans Jeppsson has served as our Chief Financial Officer since June 2017. Mr. Jeppsson has a cross-disciplinary background in finance and life sciences. Prior to joining Vicore, Mr. Jeppsson served as an Assistant Professor of Finance at the University of Gothenburg and worked as a biotechnology equity research analyst at Danske Bank from August 2011 to September 2012, covering companies in the life sciences sector. Earlier in his career, Mr. Jeppsson gained preclinical research experience at AstraZeneca R&D. Mr. Jeppsson holds a Ph.D. in Business Administration and an M.Sc. in Finance from the University of

Gothenburg and was a visiting scholar at the University of California, Berkeley. He also pursued studies in chemical engineering and biotechnology at Chalmers University of Technology.
Mr. Jeppsson’s qualifications to serve as our Chief Financial Officer include his senior executive experience at a publicly listed life sciences company, his background as a biotechnology equity analyst, his academic training in finance, and his early-career exposure to pharmaceutical research and development.
Bernt van den Blink, M.D., Ph.D. has served as our Chief Medical Officer since March 2026, and before that as our Vice President, Clinical Development since March 2025. Dr. van den Blink is a pulmonologist certified by the Dutch Medical Specialists Registration Committee, or RGS, with more than 25 years of academic and industry experience in interstitial lung diseases, including idiopathic pulmonary fibrosis (IPF). Most recently, Dr. van den Blink served as Acting Head of Clinical Development at Kinevant Sciences from August 2023 to March 2025, where he led a global clinical study in pulmonary sarcoidosis. Prior to that, Dr. van den Blink held a senior clinical development role at Galapagos NV, a global biopharmaceutical company, from January 2021 to June 2022, where he focused on advancing IPF programs. Before that, he served in a clinical development capacity at Promedior, Inc., a biotechnology company subsequently acquired by Roche, from March 2016 to December 2020, where he led global late-stage IPF development efforts. Dr. van den Blink has also provided consulting services to multiple biotechnology companies in support of IPF drug development. Dr. van den Blink earned his M.D. and Ph.D. from the University of Amsterdam, The Netherlands.
Dr. van den Blink’s qualifications to serve as our Chief Medical Officer include his board certification (RGS) in pulmonology, his more than 25 years of academic and industry experience in interstitial lung diseases, his extensive expertise advancing global late-stage IPF clinical programs, and his leadership experience in global clinical development.
Jacob Gunterberg has served as a member of our Board since September 2018 and was previously the chairman from 2022 through 2024. Mr. Gunterberg is currently the Chief Financial Officer and Co-founder of Purpose Pharma AB, a pharmaceutical company, where he also serves as Chairman of the board of directors. Previously, Mr. Gunterberg was a partner at HealthCap, a life sciences-focused venture capital firm from July 2007 to April 2022. Mr. Gunterberg has extensive experience in venture capital investments and investment banking related to the life sciences sector, and has served as a board member of both private and publicly traded companies. Mr. Gunterberg currently serves on the boards of directors of Aurelia Invest AB, EllAug AB, Tova Skrenen Stockholm AB, and Twiceme Technology Sweden AB, a safety technology company. Mr. Gunterberg earned his M.Sc. in Business Administration and Economics from Lund University.
Mr. Gunterberg’s qualifications to serve on our Board include his extensive experience in venture capital investments and investment banking in the life sciences sector, as well as his broad experience serving as a board member of both private and publicly traded companies.
Elisabeth Björk, M.D., Ph.D. has served as a member of our Board since June 2023. Dr. Björk is an endocrinologist by training and an associate professor of medicine at Uppsala University, Sweden. Dr. Björk served as the Senior Vice President, Head of Late-Stage Development, Cardiovascular, Renal and Metabolism (CVRM), BioPharmaceuticals R&D at AstraZeneca, a global biopharmaceutical company from April 2019 to October 2023 and Senior Vice President, Head of Obesity Franchise from October 2023 to May 2025. Throughout her career at AstraZeneca, Dr. Björk has gained broad drug development experience covering clinical development phases I-IV, large outcomes programs, major global regulatory filings, health authority interactions with the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA), and Japanese regulatory authorities, as well as commercial strategy and implementation. Dr. Björk currently serves on the boards of directors of Pharvaris N.V., a late-stage biopharmaceutical company (Nasdaq: PHVS), Agiana Pharma AS, Camurus AB, a biopharmaceutical company focused on long-acting medicines for severe and chronic diseases (Nasdaq Stockholm: CAMX), Hansa Biopharma AB, a commercial-stage biopharmaceutical company focused on immunomodulatory treatments for rare immunological conditions (Nasdaq Stockholm: HNSA), Nodthera Ltd., a private, clinical-stage biotechnology company focused on developing NLRP3 inflammasome inhibitors to treat chronic inflammatory diseases, and Betula Consulting AB. Dr. Björk earned her M.D. from the Karolinska Institute and her Ph.D. in Endocrinology from Uppsala University.

Dr. Björk’s qualifications to serve on our Board include her extensive drug development experience across multiple clinical development phases, her deep expertise in cardiovascular, renal, and metabolic diseases, and her significant leadership experience at a major global pharmaceutical company.
Ann Barbier, M.D., Ph.D. has served as a member of our Board since June 2024. Dr. Barbier has more than 25 years of drug discovery and development experience in the pharmaceutical and biotechnology industries. Throughout her career, Dr. Barbier has contributed to several approved drugs and has worked extensively in the rare disease, neuropsychiatry, and pulmonology fields. In April 2025, Dr. Barbier became and is currently the Chief Medical Officer (fractional) at PepGen, a biotechnology company focused on antisense oligonucleotides for neuromuscular diseases. From July 2024 to July 2025, Dr. Barbier served as Chief Medical Officer (fractional) of Leal Therapeutics, a biotechnology company developing therapeutics for neuropsychiatric diseases. From March 2022 to October 2023, Dr. Barbier served as Chief Medical Officer of CAMP4 Therapeutics, a biotechnology company focused on regulatory RNA therapeutics. Previously, Dr. Barbier served as Vice President of Clinical Development, Rare Genetic Diseases, at Agios Pharmaceuticals, Inc., a biopharmaceutical company focused on cellular metabolism in cancer and rare diseases, from June 2015 to October 2017. Dr. Barbier also served on the board of directors of Pieris, a biopharmaceutical company from April 2018 to December 2024. Dr. Barbier earned her M.D. and Ph.D. from the Universiteit of Gent, Belgium, and her Masters of Science, Molecular Biology and Biotechnology from the Free University of Brussels, Belgium.
Dr. Barbier’s qualifications to serve on our Board include her more than 25 years of drug discovery and development experience across the pharmaceutical and biotechnology industries, her contributions to multiple approved therapeutic products, and her deep expertise in rare diseases, neuropsychiatry, and pulmonology.
Heidi Hunter has served as a member of our Board since May 2020. Ms. Hunter is the former President of Cardinal Health Specialty Solutions, a specialty healthcare business. Prior to Cardinal Health, Ms. Hunter served as Senior Vice President for UCB (Union Chimique Belge), a multinational biopharmaceutical company with a primary focus on neurology and immunology disorders from September 2015 to September 2020. Ms. Hunter also served as Senior Vice President and General Manager of Boehringer Ingelheim, a pharmaceutical company, from 2011 to 2015. Prior to Boehringer Ingelheim, Ms. Hunter held similar roles in sales and marketing at Ciba-Geigy (today part of Novartis) and Wyeth Pharmaceuticals LLC (today part of Pfizer) where she led their oncology business and women’s health businesses. Ms. Hunter also serves on the board of directors of Sutro Biopharma, Inc., Bavarian Nordic and IO Biotech. Ms. Hunter received a B.A. in Economics from the University of Michigan and a M.B.A. from the University of Chicago — Booth School of Business.
Ms. Hunter’s qualifications to serve on our Board include her more than 25 years of experience in pharmaceutical development and commercialization, her extensive leadership experience spanning clinical development through product launch and commercialization, and her broad expertise in alliance management, operations and business strategy.
Yasir Al-Wakeel has served as a member of our Board since May 2024. Dr. Al-Wakeel is a seasoned executive, board member, and strategic advisor to biotechnology companies. Dr. Al-Wakeel currently serves as the Chief Executive Officer of Vesalius Therapeutics, a biotechnology company, and as CEO Partner at Flagship Pioneering, a life sciences innovation enterprise. Dr. Al-Wakeel has operational experience running biotech companies, as well as earlier in his career, finance and business development functions, having worked at both public and private biotechnology companies. Prior to his roles in the biotechnology industry, Dr. Al-Wakeel held senior roles in investment banking, serving as both an equity analyst and in corporate finance. Dr. Al-Wakeel currently serves on the boards of directors of MaxCyte, Inc., a cell-engineering company, and Vesalius Therapeutics. Dr. Al-Wakeel earned his Bachelor of Medicine from Oxford University and his Masters in Theology at the University of Cambridge.
Dr. Al-Wakeel’s qualifications to serve on our Board include his extensive executive and strategic advisory experience in the biotechnology industry, his operational expertise in finance and business development at both public and private companies, and his senior-level investment banking background.
Hans Schikan, Pharm.D. has served as the Chairman of our Board since May 2024 and as a member of our Board since August 2018. Mr. Schikan previously served as Chief Executive Officer of Prosensa, until its acquisition by BioMarin. Prior to Prosensa, Mr. Schikan held leadership roles at Genzyme and Organon. Mr. Schikan has served on the boards of directors of several biopharmaceutical companies, including Hansa Biopharma, Wilson Therapeutics (until its acquisition by Alexion), Sobi, Therachon (until its acquisition by Pfizer), and VectivBio Holding AG until its acquisition by Ironwood Pharmaceuticals, Inc. in June 2023. Mr. Schikan currently serves as Chairman of the board of directors of Microbiotica Ltd. since February 2021, as Vice Chairman and co-founder of the board of directors of Pharvaris N.V. and as a member of the supervisory board of N.V. Organon. Mr. Schikan also serves as an advisor to various organizations in the life sciences and health sectors. Mr. Schikan earned his Pharm.D. from the University of Utrecht.
Mr. Schikan’s qualifications to serve on our Board include his extensive experience as chief executive officer and director of multiple biopharmaceutical companies, his deep expertise in drug development, and his significant track record of leadership across the biopharmaceutical industries.
Peter Guenter has served as a member of our Board since May 2026. Mr. Guenter brings nearly four decades of executive leadership in the global biopharmaceutical industry. Most recently, he served as CEO of Merck Healthcare and member of the Executive Board of Merck Group from 2021 through 2025, where he led a team of more than 17,000 employees dedicated to serving areas of high unmet medical need. Before that, as CEO of Almirall, he spearheaded a strategic and cultural transformation to build a global skin health company, returning the business to growth beginning in 2017. His tenure at Sanofi spanned more than 20 years, where he rose to the Executive Committee in 2013. Throughout his career, Peter has built a strong record of forging high-impact partnerships and driving disciplined execution at scale. He also serves as an active board contributor across healthcare and private equity.
Mr. Guenter’s qualifications to serve on our Board include his extensive experience as chief executive officer and director of multiple biopharmaceutical companies, his deep expertise in drug development, and his significant track record of leadership across the biopharmaceutical industries.
B.   Advisers
Our principal United States legal advisor is Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. located at One Financial Center, Boston, Massachusetts 02111, and our principal Swedish legal advisor is Baker & McKenzie Advokatbyrå KB located at Mäster Samuelsgatan 17, 111 44 Stockholm, Sweden.
C.   Auditors
Our consolidated financial statements as of December 31, 2024 and 2025 and for each of the three years ended December 31, 2025, included elsewhere in this registration statement, were audited by Ernst & Young AB, or EY, an independent registered public accounting firm. EY has been our auditor since 2005, and EY’s registered address is Box 7850, 103 99 Stockholm, Sweden.
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.   KEY INFORMATION
A.   [Reserved]
B.   Capitalization and Indebtedness
The table below sets forth our cash and cash equivalents and shows our capitalization and indebtedness as of March 31, 2026, as derived from our unaudited condensed consolidated financial statements, which are prepared in accordance with IFRS, as issued by the IASB. The information in this table should be read in conjunction with the financial statements and related notes included in this registration statement, and the other information under the heading “Item 5. Operating and Financial Review and Prospects.”

As of March 31, 2026
Actual
SEK
(in thousands, except share data)
Equity:
Share capital (281,525,593 common shares issued, SEK 0.50 quotient value)	140,763
Other contributed capital (share premium reserve)	2,879,426
Retained earnings (Accumulated losses)	(2,029,278)
Total equity	990,911
Total capitalization	990,911
C.   Reasons for the Offer and Use of Proceeds
Not applicable.
D.   Risk Factors
Our business faces significant risks. You should carefully consider all of the information set forth in this registration statement, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs. This registration statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere in this registration statement. See “Special Note Regarding Forward-Looking Statements.”
Risk Factors Summary
•
We are substantially dependent on the success of our lead product candidate, buloxibutid. If we are unable to successfully complete clinical development of, obtain regulatory approval for and commercialize buloxibutid or experience significant delays in doing so, our business will be materially harmed.

•
Clinical trials are difficult to design and implement, and they involve a lengthy and expensive process with uncertain outcomes. We may experience delays in completing, or ultimately be unable to complete, the development and commercialization of our current and future product candidates.

•
Our product candidates, including buloxibutid, may have serious adverse, undesirable or unacceptable side effects which may delay or prevent marketing approval.

•
Safety signals observed in preclinical animal studies may not be predictive of clinical outcomes and could delay or prevent further development of our product candidates.

•
We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

•
Even if approved, our product candidates may fail to achieve sufficient adoption by physicians, patients, third-party payors and other members of the medical community.

•
We have never commercialized a product and may lack the necessary experience, infrastructure, and resources necessary to do so successfully.

•
Recent U.S. executive actions regarding drug pricing, tariffs, and international reference pricing could materially and adversely affect our ability to commercialize our product candidates, if approved, at favorable prices in the United States.

•
We have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

•
We may need substantial additional funding in order to fund our operations. Failure to obtain this necessary capital at acceptable terms and when needed may force us to delay, limit or terminate certain or all of our operations and pursuit of our growth strategy.

•
We rely, and expect to continue to rely, on third parties, including independent clinical investigators and contract research organizations, or CROs, to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates, and our business could be substantially harmed.

•
We rely on patents and other intellectual property rights to protect buloxibutid and our other product candidates, the enforcement, defense and maintenance of which may be challenging and costly. Failure to enforce or protect these rights adequately could harm our ability to compete and impair our business.

•
Our business depends on retaining our key personnel and recruiting additional qualified personnel.

•
An active, liquid and orderly market for our ADSs may not develop, or we may in the future fail to satisfy Nasdaq’s continued listing requirements and our ADSs may be delisted, and you may not be able to resell your ADSs at your purchase price or at all.

•
We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our ADSs.

•
We may be a “passive foreign investment company,” or a PFIC, which could result in material adverse U.S. tax consequences if you are a U.S. investor.

Risks Related to the Development and Commercialization of Our Product Candidates
We are substantially dependent on the success of our lead product candidate, buloxibutid. If we are unable to successfully complete clinical development of, obtain regulatory approval for and commercialize buloxibutid or experience significant delays in doing so, our business will be materially harmed.
We currently have no product candidates approved for commercial sale. We currently have one clinical-stage product candidate, buloxibutid, and other early stage angiotensin II type 2 receptor agonists, or ATRAGs. We have not completed the clinical development of buloxibutid or any next-generation ATRAGs, and we cannot guarantee that they will ever become marketable drug products. To date, we have invested a significant majority of our research and development efforts and financial resources in the development of buloxibutid, which is currently in an ongoing Phase 2b clinical trial. Our near-term prospects, including our ability to finance our operations and generate revenue, will depend substantially on the successful development and commercialization of buloxibutid. The clinical and commercial success of buloxibutid will depend on a number of factors, including:
•
the timely completion of our planned and ongoing clinical trials;

•
our ability to demonstrate buloxibutid’s safety and efficacy to the satisfaction of the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA or comparable foreign regulatory authorities;

•
our ability to comply with any requirements imposed by the FDA, EMA or comparable foreign regulatory authorities to conduct additional clinical trials in connection with approval to market buloxibutid, including any additional testing following any accelerated or conditional approval by such regulatory authorities;

•
our ability to obtain marketing approvals in the United States and in Europe and maintain such regulatory approvals;

•
our ability to evaluate the clinical benefit of buloxibutid in our ongoing Phase 2b and any subsequent clinical trials of buloxibutid;

•
the prevalence and severity of adverse side effects of buloxibutid;

•
our ability to successfully commercialize buloxibutid, if approved for marketing and sale by the FDA, EMA or comparable foreign regulatory authorities, whether alone or in collaboration with others;

•
the ability of our third-party manufacturers to produce quantities of buloxibutid using commercially sufficient processes and at a scale sufficient to meet anticipated demand and to develop, validate and maintain a commercially viable manufacturing process that is compliant with current good manufacturing practices, or cGMP;

•
our success in educating physicians and patients about the benefits, administration, and use of buloxibutid;

•
achieving and maintaining compliance with all regulatory requirements applicable to buloxibutid;

•
acceptance of buloxibutid as safe and effective by patients and the medical community;

•
the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•
our ability to obtain and sustain an adequate level of coverage and reimbursement for buloxibutid by third-party payors and patients’ willingness to pay out-of-pocket in the absence of such coverage and adequate reimbursement;

•
the effectiveness of our own or any current or future strategic collaborators’ marketing, sales and distribution strategy and operations;

•
our ability to obtain, maintain, protect and enforce our intellectual property rights in and to buloxibutid;

•
our ability to avoid and defend against third-party patent interference or patent infringement claims or other intellectual property related claims;

•
a continued acceptable safety profile of buloxibutid following approval; and

•
our ability to raise sufficient capital resources to fund the commercialization of buloxibutid, if approved.

Many of these factors are beyond our control. If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to obtain marketing approval or successfully commercialize buloxibutid, which would materially harm our business. Even if we were to obtain approval, regulatory authorities may approve buloxibutid for more limited indications or patient populations than we request, may impose significant limitations, contraindications, or warnings on the approved labeling, or may require us to conduct costly post-marketing clinical trials or other studies as a condition of approval or continued marketing. In addition, pricing and reimbursement for buloxibutid may be subject to significant limitations imposed by governmental authorities, payors, reimbursement agencies, or pricing authorities, including national health systems and private insurers, and such entities may not approve or may restrict the price, reimbursement level, or coverage conditions for buloxibutid, even after marketing approval is obtained. Any of the foregoing scenarios could materially harm the commercial prospects for buloxibutid. If we are not successful in commercializing buloxibutid, or are significantly delayed in doing so, our business will be materially harmed.
The regulatory approval processes of the FDA, the EMA and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for buloxibutid or present or future product candidates, our business will be substantially harmed.
The time required to obtain approval for drug product candidates from the FDA, the EMA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, laws or regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate in any country, and it is possible that buloxibutid or any of our present or future product candidates will never obtain regulatory approval.

Any of our product candidates, including buloxibutid, could fail to receive regulatory approval for many reasons, including the following:
•
the data collected from clinical trials of our product candidate may not be sufficient to support the submission of a new drug application, or NDA, to the FDA, a marketing authorization application to the EMA or comparable regulatory submission in other jurisdictions or to obtain regulatory approval in the United States, the European Union or elsewhere;

•
the scientific advice and regulatory feedback provided by the FDA and EMA, as applicable, during the drug development phase is not legally binding, and the FDA or EMA may depart from such advice and feedback on the basis of justified grounds during assessment of future marketing authorization applications;

•
we may be unable to demonstrate to the satisfaction of the FDA, the EMA or comparable foreign regulatory authorities that a product candidate is safe or effective for its proposed indication;

•
we may be unable to demonstrate that the product candidate’s clinical and other benefits outweigh its safety risks;

•
the FDA, the EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from clinical trials;

•
the FDA, the EMA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•
the approval policies or regulations of the FDA, the EMA or comparable foreign regulatory authorities or the laws they enforce may significantly.

This lengthy process towards approval as well as the unpredictability of future clinical trial outcomes may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, financial condition and results of operations. The FDA, the EMA and comparable foreign regulatory authorities have substantial discretion in the approval process and determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or comparable foreign regulatory authorities.
Additionally, disruptions at the FDA and other agencies may also lengthen the time necessary for new drugs to be reviewed or approved by necessary government agencies, which could adversely affect our business. For example, in recent years, including in October 2025, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and curtail or delay certain regulatory review, inspection, and administrative activities. If a prolonged government shutdown or slowdown occurs in the future, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which would have a material adverse effect on our business. Additionally, in 2025, the Trump Administration began implementing a large-scale reduction of the federal government workforce as well as major organizational changes and consolidations throughout the executive branch. As part of these efforts, the FDA has experienced significant and rapid fluctuations in leadership and scientific review personnel, which may be key contributing factors in multiple reported delays in agency decision making on marketing applications and agency requests for additional data that are inconsistent with prior regulatory feedback. In addition, reauthorization of the next prescription drug user fee package would need to be finalized by Congress by September 2027 in order to avoid a disruption in FDA’s review goals for NDAs and other activities supported by user fees assessed against industry; stakeholder negotiations were recently initiated and are expected to continue throughout 2026.
Clinical trials are difficult to design and implement, and they involve a lengthy and expensive process with uncertain outcomes. We may experience delays in completing, or ultimately be unable to complete, the development and commercialization of our current and future product candidates.
To obtain the requisite regulatory approvals to commercialize any present or future product candidates, we must demonstrate through extensive clinical trials that our product candidates are safe and effective in humans for their intended uses. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Successful completion of clinical trials is a prerequisite to submitting a NDA to the FDA, a Marketing Authorization Application, or MAA, to the EMA and similar marketing applications to comparable foreign regulatory authorities for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates. Failure can occur at any time during the clinical trial process and our future clinical trial results may not be successful.
Differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. For example, the Phase 2a AIR study of buloxibutid in IPF had different inclusion criteria, different allowances for background standard of care therapy, and enrolled in different jurisdictions from the ongoing Phase 2b ASPIRE study of buloxibutid. In addition, the Phase 2 AIR study did not include a placebo control arm. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval of their products.
In addition, we may experience delays in initiating or completing clinical trials due to numerous events during our clinical trials that could delay or prevent our ability to receive a future marketing approval or to commercialize the product candidates we develop, such events including:
•
delays or failure in reaching agreement with the FDA, the EMA or a comparable foreign regulatory authority on a trial design that we are able to execute;

•
delays in or failure to obtain institutional review board, or IRB, or national competent authority approvals including positive ethics committee opinions for each site;

•
delays in or failure to recruit or enroll a sufficient number of suitable patients to participate in a trial;

•
failure to have patients complete a trial or return for post-treatment follow-up, or unexpected rates of patients withdrawing from a clinical trial;

•
clinical sites and investigators deviating from trial protocol or dropping out of a trial;

•
quality or operational issues that could limit the interpretability or reliability of results or require remedial actions;

•
failure to manufacture sufficient quantities of product candidate for use in clinical trials in a timely manner or shipping delays and interruptions;

•
safety or tolerability concerns that could cause us or our collaborators, as applicable, to suspend or terminate a trial if we or our collaborators find that the participants are being exposed to unacceptable health risks, or for regulatory authorities or IRBs to place clinical holds on, suspend, or terminate a trial;

•
changes in regulatory requirements, policies and guidelines, including but not limited to those related to the conduct of clinical trials;

•
failure of our third-party research contractors to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•
data, including preclinical data, which we have relied on produced previously by third parties turning out to be different than communicated, resulting in repositioning of the compound and the need for conducting additional trials and analysis;

•
delays in establishing the appropriate dosage levels in clinical trials; and

•
the quality or stability of the product candidate falling below acceptable standards.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees of the institutions in which such trials are being conducted, or by the FDA or other comparable foreign regulatory authorities, or recommended for suspension or termination by the Data Review Committee, or DRC, or Data Safety Monitoring Board, or DSMB, for such trial. We or the applicable authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, including those relating to the class to which our product candidates belong, failure to demonstrate a benefit from using a product candidate, including if interim or futility analyses indicate insufficient probability of clinical success, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.
If we experience delays in the completion of, or if we terminate, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. From time to time, we may interact with regulatory agencies with the aim of facilitating the development of our product candidates by achieving alignment on an efficient trial design, a modest number of enrolled patients or a relatively expedient timeline. However, there can be no assurances that such alignment will be reached and, even if achieved, that we will realize the intended benefits from these interactions.
Moreover, if we make changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions, which could delay our clinical development plan or marketing approval for our product candidates. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates and impair our ability to commercialize our product candidates.
Any of these occurrences may harm our business, financial condition and results of operations significantly. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates or result in the cessation of development of our product candidates.
In April 2025, the UK government enacted the Medicines for Human Use (Clinical Trials) (Amendment) Regulations 2025, which are set to come into full force on April 28, 2026. While the new framework aims to streamline approvals through a “notification scheme” for low-risk trials and a codified “combined review” process between the Medicines and Healthcare products Regulatory Agency, or MHRA, and Research Ethics Committees, there is no guarantee that these changes will result in faster approvals for our specific product candidates or that EU regulatory authorities will accept such data generated from trials conducted in the UK. If we are unable to ensure that data generated in the UK meets the evolving and specific requirements of the EMA, we may be forced to conduct additional, redundant clinical trials within the EU, which would significantly increase our development costs and delay the commercialization of our product candidates in the European market.
If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be impacted.
Our clinical trials may fail to adequately demonstrate the safety and efficacy of any of our product candidates, including buloxibutid, which would prevent or delay regulatory approval and commercialization.
Before obtaining regulatory approvals for the commercial sale of buloxibutid or any other product candidates we may develop, we must demonstrate through lengthy, complex and expensive clinical trials that our product candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process, and there is a high risk of failure and we may never succeed in developing marketable products.
Clinical trials that we conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market our product candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product or product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. If the results of current or future clinical trials are inconclusive with respect to the efficacy of our product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our product candidates, we may be delayed in obtaining, or fail to obtain, marketing approval.
Buloxibutid pharmacokinetics has been demonstrated to be influenced by food intake and by some concomitant medications. Regulatory authorities may require us to conduct additional food-effect or drug-drug interaction studies and any such requirements could delay progression into later-stage trials or submission for regulatory approval and increase costs. Furthermore, if buloxibutid ultimately requires fasting administration or includes restrictions on concomitant medications in its labeling, these limitations could reduce patient adherence, constrain real-world use, and adversely impact its commercial competitiveness.
Even if the trials are successfully completed, clinical data are often susceptible to varying interpretations and analyses, and we cannot guarantee that the FDA, the EMA or comparable foreign regulatory authorities will interpret the results as we do, and more trials could be required before we can successfully submit our product candidates for approval. We cannot guarantee that the FDA, the EMA or comparable foreign regulatory authorities will view our product candidates as having efficacy even if positive results are observed in clinical trials. To the extent that the results of the trials are not satisfactory to the FDA, the EMA or comparable foreign regulatory authorities for support of a marketing application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.
Some of our clinical trials for our product candidates have been conducted outside of the United States, and we may in the future conduct clinical trials for our product candidates outside of the United States, and the FDA, EMA or comparable foreign regulatory authorities may not accept data from such trials.
Some of our clinical trials for our product candidates have been, and we may in the future choose to conduct one or more clinical trials, outside the United States, including in Europe. For example, the Phase 1 trials and Phase 2a AIR study of buloxibutid in IPF were conducted outside of the United States. The acceptance of trial data from clinical trials conducted outside the United States or another jurisdiction by the FDA, EMA or comparable foreign regulatory authorities may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to Good Clinical Practice, or GCP, regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, EMA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.
The results of early-stage clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Initial success in a clinical trial may not be indicative of results obtained when these trials are completed or in later-stage trials.
Product candidates in later stages of clinical trials, including those with larger numbers of enrolled patients, may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. For example, while our ongoing Phase 2b clinical trial of buloxibutid has a similar trial design as the Phase 2a clinical trial in terms of the endpoints evaluated, the results from the earlier trial may not necessarily be predictive of results that we may observe in the Phase 2b clinical trial. Compared to the Phase 2b trial, the Phase 2a trial was shorter in treatment duration (36 weeks), patients were treatment naïve, standard of care treatment was not allowed and it was conducted as an exploratory open-label trial. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Furthermore, there can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs proceeding through clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical development even after achieving promising results in earlier preclinical studies and clinical trials, and any such setbacks in our clinical development could have a material adverse effect on our business, financial condition and results of operations.
Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may be impacted as additional patient data become available and are subject to audit and verification procedures that could result in material changes in the conclusions based on the final analysis of the complete data set.
From time to time, we may publish interim, topline or preliminary data from our clinical trials. Conclusions or assumptions based on preliminary and interim data from our clinical trials may change as more patient data become available and further analyses are performed. Preliminary or interim data from our clinical trials are not necessarily predictive of final results. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes reported may materially change as patient enrollment continues, more patient data become available, and we issue our final clinical trial report. Interim, topline and preliminary data also remain subject to audit and verification procedures that may result in the final outcomes or conclusions being materially different from those based on the preliminary data we previously published. As a result, preliminary, topline and interim data should be viewed with caution until the final analysis of the complete data set is available. Material adverse changes in the final data compared to the interim data could significantly harm our business prospects.
Our product candidates, including buloxibutid, may have serious adverse, undesirable or unacceptable side effects which may delay or prevent marketing approval. If such side effects are identified during the development of one of our present or future product candidates or following approval we may need to abandon our development of such product candidate, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval.
Undesirable side effects that may be caused by our product candidates, including buloxibutid, could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA or comparable foreign regulatory authorities.
Buloxibutid has been generally well tolerated in previous clinical trials — in our Phase 2a AIR clinical trial of buloxibutid, no treatment-related serious adverse events were reported. The most reported adverse events in the Phase 2a AIR trial were gastrointestinal events, respiratory symptoms, and hair loss that were largely mild to moderate in severity. Hair loss occurred in 19% of patients. Nine treatment emergent serious adverse events (SAE) were reported in five patients (9.6%), with six SAEs in two patients having a fatal outcome (COVID-19 in one patient and pneumonitis, type 2 diabetes mellitus, kidney infection, sepsis, cardiac failure in the other patient) and three SAEs in three patients (angina pectoris, squamous cell carcinoma of the oral cavity and exacerbation of IPF). None of these SAEs were considered related to buloxibutid by the investigator. Since the Phase 2a AIR trial was shorter in duration and with a different study design than the Phase 2b trial, the observations may not be replicated and there may be a different occurrence of adverse events in the ongoing or in future clinical trials. The observed hair loss, or other adverse events, may be a factor that presents a risk of withdrawals in ongoing and future clinical trials and may also have a negative impact on the commercial success of the product.
The results of our Phase 2b ASPIRE clinical trial for buloxibutid or any future clinical trials we conduct may show that our product candidates cause undesirable or unacceptable side effects. In such an event, our trials could be suspended, varied, or terminated by the FDA, the competent authorities of individual EU Member States, or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates or require postmarketing labeling changes for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and results of operations significantly.
In addition, buloxibutid is metabolized in the body into metabolites that may have different properties than the parent compound. Such metabolites may have unexpected or adverse effects and may not be adequately identified or characterized in preclinical studies. Certain metabolites may be present only in humans or at higher levels in humans than as observed in preclinical animal studies. Regulatory authorities may require additional studies to further evaluate or qualify such metabolites, which could increase development costs, delay clinical development or regulatory approval, or limit or prevent commercialization of our product candidates.
Additionally, if buloxibutid or any other future product candidate receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such product, a number of potentially significant negative consequences could result, including:
•
regulatory authorities may suspend, limit, or withdraw approvals of such product and require us to take our approved product off the market;

•
regulatory authorities may require the addition of labeling statements, such as specific warnings or a contraindication, to the drug’s prescribing information or may require the issuance of field alerts to physicians and pharmacies;

•
regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients, or that we implement a risk evaluation and mitigation strategy, or REMS, or comparable plan to ensure that the benefits of the product outweigh its risks;

•
we may be required to change the way the product is administered or distributed, or conduct additional clinical trials or product surveillance;

•
we may be subject to limitations on how we may promote the product;

•
sales of the product may decrease significantly;

•
we may be subject to litigation or product liability claims; and

•
our reputation may suffer.

Any of these events could prevent us, our collaborators or our potential future partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenue from the sale of our products.
Safety signals observed in preclinical animal studies may not be predictive of clinical outcomes and could delay or prevent further development of our product candidates.
Preclinical animal studies are inherently limited in their ability to predict the safety profile of a product candidate in humans. From time to time, preclinical studies may identify safety signals, including findings related to target organs, off-target effects, or dose-related toxicities. For example, we observed eye opacity (cataract) in preclinical rat studies with buloxibutid, but not in preclinical studies with dogs or cynomolgus monkeys, and we are monitoring for cataracts in our Phase 2b ASPIRE clinical trial. Although findings such as these or others may ultimately be determined not to be clinically relevant, they could result in delays, additional preclinical or clinical studies, modifications to study design or dosing, clinical holds, or the termination of development of a product candidate. Regulatory authorities may also place significant weight on preclinical safety findings when evaluating clinical trial applications or marketing approval submissions. If preclinical safety signals are identified or interpreted unfavorably, our ability to advance our product candidates, obtain regulatory approvals, or successfully commercialize our products could be materially and adversely affected.

We may experience difficulty enrolling patients in our clinical trials due to the relatively small patient populations affected by the diseases for which our product candidates are being developed. If we experience delays or difficulties in enrolling patients in our clinical trials, our receipt of necessary marketing approvals could be delayed or prevented.
We may not be able to initiate or continue clinical trials for our product candidates if we are unable to recruit and enroll a sufficient number of eligible patients to participate in these trials to adequately power such trials and meet regulatory expectations of the FDA, EMA or comparable foreign regulatory authorities. Patient enrollment is a significant factor in the timing of clinical trials. In particular, because buloxibutid is being evaluated in IPF, an orphan indication with a relatively small patient population, our ability to enroll eligible patients may be limited or may result in slower enrollment than we anticipate. Although we have completed patient screening and enrollment for our ASPIRE clinical trial in April 2026, there can be no assurance that we will not experience enrollment challenges in subsequent clinical trials of buloxibutid in IPF. In addition, because we may develop product candidates for diseases with small or narrowly defined patient populations, including orphan indications in the future, we may encounter similar challenges for patient enrollment if and when we commence clinical programs for such product candidates.
Patient enrollment may be affected if our competitors have ongoing clinical trials for product candidates that are under development for the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trial instead enroll in clinical trials of our competitors’ product candidates. Patient enrollment may also be affected by other factors, including:
•
size and nature of the patient population for the targeted product indication;

•
severity of the disease under investigation;

•
availability and efficacy of approved drugs for the disease under investigation;

•
patient eligibility and exclusion criteria for the trial in question;

•
patients’ and clinicians’ perceived risks and benefits of the product candidate under study;

•
availability of competing clinical trials or competing investigational therapies;

•
efforts to facilitate timely enrollment in clinical trials;

•
patient referral practices of physicians;

•
the ability to monitor patients adequately during and after treatment;

•
proximity and availability of clinical trial sites for prospective patients; and

•
the ability and willingness of clinical trial sites to continue enrolling prospective patients.

Our inability to enroll a sufficient number of patients for our clinical trials may result in significant delays or may require us to pause, modify, delay, or terminate such trial. Even though we were able to enroll the planned number of patients in the Phase 2a AIR and Phase 2b ASPIRE clinical trials, there can be no assurance that we will successfully enroll the necessary number of patients in any future clinical trials we may conduct. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.
Changes in methods of product candidate formulation, manufacturing or testing may result in additional costs or delay.
As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as formulation and manufacturing and testing methods, are altered along the way in an effort to optimize processes and results and comply with regulatory requirements or practices. Formulation changes also carry the risk that they will not achieve these intended objectives. We expect to change the formulation of buloxibutid for use in future clinical trials, and such a change could require additional bridging or bioequivalence studies, result in delays to our development timeline, or require additional regulatory approvals, any of which could increase our costs and delay or prevent the commercialization of buloxibutid.

Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing or notification to or approval by the FDA, the competent authorities of individual EU Member States, or comparable regulatory authorities. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commence sales and generate revenue.
Buloxibutid has been granted orphan drug designation in IPF, and we may seek orphan drug designation for our other product candidates or for other indications. We may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.
Buloxibutid has been granted orphan drug designation by the FDA, EMA (referred to as orphan medicinal product designation) and Japan’s MHLW for the treatment of IPF. We may seek orphan drug designations for other indications and for future product candidates. There can be no assurance that we will be able to obtain such designations.
Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.
Similarly, in the European Union, the EC grants orphan designation after receiving the opinion of the EMA Committee for Orphan Medicinal Products on an orphan designation application. Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000 provides that a medicinal product can be designated as an orphan medicinal product by the EMA if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions; (2) either (a) such conditions affect not more than 5 in 10,000 persons in the European Union when the application is made, or (b) the product without the benefits derived from orphan status, would not generate sufficient return in the European Union to justify the necessary investment in developing the medicinal product; and (3) there exists no satisfactory authorized method of diagnosis, prevention, or treatment of the condition that has been authorized in the European Union, or even if such method exists, the product will be of significant benefit to those affected by that condition as compared to available treatments. Orphan medicinal product designation entitles an applicant to incentives such as fee reductions or fee waivers, protocol assistance, and access to the centralized marketing authorization procedure. At the time of marketing authorization, sponsors also need to submit an application for maintenance of the orphan designation in order to be eligible for the ten-year market exclusivity incentive.
Generally in the United States and the European Union, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA, as applicable, from approving another marketing application for the same drug substance and indication in the United States or a similar drug for the same indication in the European Union for that time period, except in limited circumstances. The applicable period is seven years in the United States. In the European Union the applicable period is currently ten years, which may be extended by two years for medicinal products in relation to which the marketing authorization holder has complied with a related agreed pediatric investigation plan. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.
In the European Union, the period of market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product designation, including where it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold.

Additionally, a marketing authorization may be granted to a similar medicinal product with the same orphan indication during the ten-year period if: (i) the holder of the marketing authorization consents to a second original orphan medicinal product application, (ii) if holder of the marketing authorization for the original orphan medicinal product is unable to supply sufficient quantities; or (iii) if the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior to the original orphan medicinal product. Under the proposed EU Pharma Law Package, which has yet to be formally adopted, that exclusivity period would be reduced from ten to nine years, with two additional years granted for breakthrough orphan medicinal products. If such proposal is adopted, it is expected that there will be a transition period.
Orphan drug exclusivity may not effectively protect the product candidate from competition because different therapies can be approved for the same condition and the same therapies can be approved for different conditions but used off-label. Even after an orphan drug is approved, the FDA or comparable foreign regulatory authority can subsequently approve another drug for the same condition if the FDA or comparable foreign regulatory authority concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA or comparable foreign regulatory authority later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.
Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. While we may seek orphan drug designation for other indications for our current and any future product candidates, we may never receive such designations. Further, even with respect to the indications for which we have received orphan designation, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products, and thus, for example, approval of our product candidates could be blocked for seven years if another company obtains approval and orphan drug exclusivity in the United States for the same drug and same condition before we do.
A Fast Track designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that our product candidates will receive marketing approval.
If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track designation. The FDA has broad discretion whether to grant this designation. Even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation for any of our current or future product candidates, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Many drugs that have received Fast Track Designation have failed to obtain drug approval. In January 2025, the FDA granted Fast Track designation to buloxibutid for the treatment of IPF.
The target patient population of buloxibutid for the treatment of IPF is small and has not been definitively determined, and if the number of treatable patients for buloxibutid or our present or future product candidates is lower than expected, our potential revenues from sales of our product candidates, if approved, and our ability to achieve profitability would be compromised.
Our estimates of both the number of patients who have IPF, as well as the subset of patients with this disease in a position to receive buloxibutid, if approved, are based on our beliefs and estimates, and these estimates may prove to be incorrect. These estimates have been derived from a variety of sources, including scientific literature, input from physicians that treat patients with the diseases we are targeting, patient foundations and secondary market research databases. Further, new studies may change the estimated incidence or prevalence of IPF, and any regulatory approvals that we may receive for buloxibutid may include limitations for use or contraindications that decrease the addressable patient population. Accordingly, our target patient populations may turn out to be lower than expected, in which case the potential revenues from sales of our product candidates, if approved, would be lower than expected.
Approval via any accelerated means such as accelerated approval by the FDA or conditional approval by the EMA, even if pursued for buloxibutid or our other present or future product candidates, may not lead to a faster development process or regulatory review.
In certain circumstances, the FDA selectively allows the use of surrogate endpoints to permit a faster development and an accelerated approval path. As a condition of approval, regulatory agencies may impose specific obligations, including to perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. The additional data generated through other post-marketing clinical trials may not confirm that the benefit-risk balance of buloxibutid or any other future product candidate is positive or the burden to further complete the obligations may become too high. In the EU, for example, any conditional marketing authorization is subject to an annual renewal procedure that assesses the marketing authorization holder’s compliance with the specific obligations of the authorization. If we receive accelerated approval from any regulatory authority, any conditions imposed by a regulatory authority would increase costs, and any failure to show clinical benefits could result in our product candidate being removed from the market.
We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.
The market for pharmaceutical products is highly competitive. Our competitors include many established pharmaceutical companies, biotechnology companies, universities, and other research or commercial institutions, many of which have substantially greater financial, research and development resources than we do. In our lead indication, IPF, the approved products and therapies in late-stage development are being developed and commercialized by large pharmaceutical companies including Boehringer Ingelheim, United Therapeutics and BMS. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients, commercializing approved therapies, and manufacturing pharmaceutical products. In addition, many of these competitors have established global commercial infrastructures, significant experience launching and marketing products in rare and chronic diseases, and longstanding relationships with payers, health systems, and prescribing physicians, which may provide them with competitive advantages in achieving rapid and broad market adoption. Smaller and early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and enrolling patients in clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of our product candidates. The fields in which we operate are characterized by rapid technological change and innovation. See “Item 4. Information on the Company — B. Business Overview — Competition.” We anticipate that we will continue to face intense and increasing competition as new treatments enter the market and advanced technologies become available. There can be no assurance that our competitors are not currently developing, or will not in the future develop, products that are equally or more effective or are more economically attractive than any of our current or future product candidates. Competition may limit our ability to achieve favorable pricing, reimbursement, and market access, and may reduce physician and patient adoption of our product candidates, even if they demonstrate clinical benefit, and may require us to incur increased commercialization and post-approval evidence-generation costs. Competing products may gain faster or greater market acceptance than our products and medical advances or rapid technological development by competitors may result in our product candidates becoming non-competitive or obsolete before we are able to recover our development and commercialization expenses. If our product candidates do not compete effectively, it may have a material adverse effect on our business, financial condition and results of operations.
If we fail to develop and commercialize product candidates in addition to buloxibutid, such as new ATRAGs, we may be unable to grow our business and our ability to achieve our strategic objectives would be impaired.
Although the development and commercialization of buloxibutid for IPF is currently our primary focus, our longer-term growth strategy depends in part on the successful development of next generation

ATRAGs for multiple indications. We may also seek to in-license or acquire additional product candidates. These other potential product candidates will require additional, time-consuming development efforts prior to commercial sale, including preclinical studies, clinical trials, and regulatory approvals by the FDA, EMA and/or applicable comparable foreign regulatory authorities. All future potential product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe or effective to obtain approval by regulatory authorities. Even if approved, we cannot assure that any such product will be manufactured economically, successfully commercialized, widely accepted in the marketplace, or competitive with existing or future therapies. Our growth objectives may depend in part on our ability to identify, negotiate, and consummate in-licensing arrangements or acquisitions. For product candidates acquired from third parties, particularly those for which we do not intend to conduct preclinical or early-stage clinical research internally, we may be dependent on the research, development, and data generated by third parties and have limited control over the quality and outcomes of such efforts. If we are unsuccessful in identifying, developing, and commercializing additional product candidates, our potential for growth and achieving our strategic objectives may be impaired.
We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on other opportunities that may be more profitable or for which there is a greater likelihood of success.
Because we have limited financial and management resources, we must prioritize certain development programs and product candidates over others. We are currently primarily focused on the development of buloxibutid for IPF, and as a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications for buloxibutid that may later prove to have greater commercial potential. Our resource allocation decisions may cause us to miss valuable opportunities, delay development timelines, or fail to advance otherwise viable product candidates. Our spending on current and future development programs and product candidates for specific indications may not yield any commercially viable products.
In addition, our assessments of the commercial potential or target markets for specific product candidates may prove to be inaccurate. If we underestimate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaborations, licensing, or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. Conversely, investments in programs that do not ultimately yield commercially viable products could materially adversely affect our business, financial condition, and results of operations.
We may be unable to successfully integrate new product candidates or technologies we may acquire.
We may seek to expand our product pipeline in the future by pursuing acquisition of new development programs, technologies or product candidates. If an acquisition is consummated, the integration of the acquired program, product candidate or other assets or technology into our company may be complex, time-consuming, and costly and may divert management attention from our existing operations. If such program, product candidate and assets are not successfully integrated, we may not achieve the anticipated benefits, cost-savings or growth opportunities. Potential difficulties that may be encountered in the integration process include the following:
•
integrating new programs, product candidates or other assets, while maintaining focus on developing and commercializing our existing product candidates;

•
distracting employees from ongoing operations; and

•
managing inefficiencies associated with integrating the product into our own operations.

Even if successfully integrated, these acquisitions and other arrangements may fail to further our business strategy as anticipated, expose us to increased competition or challenges with respect to our products or geographic markets, and expose us to additional liabilities. Any one of these challenges or risks could impair our ability to realize any benefit from our acquisitions or arrangements after we have expended resources on them.

Even if buloxibutid or any of our future product candidates receives regulatory approval, it may fail to achieve sufficient market acceptance among physicians, patients, third-party payors and the medical community to be commercially successful.
To date, we have no products approved for commercial sale in any market. Even if buloxibutid or one or more of our future product candidates are approved for commercialization, it may not achieve an adequate level of acceptance by physicians, patients, third-party payors or the broader medical community. Despite the market analyses and pre-commercial activities that we have undertaken, there can be no assurance that we will be successful in marketing buloxibutid, if approved. In addition, efforts to educate the medical community and third-party payors on the benefits of buloxibutid or our other future product candidates may require significant resources and may not be successful, which would prevent us from generating significant revenues or becoming profitable. We may underestimate the size, cost, or complexity of the commercial infrastructure required to support commercialization, including the number of sales representatives required to market in the U.S. Even if approved, our product candidates may fail to achieve sufficient adoption by physicians, patients, third-party payors and other members of the medical community. Market acceptance will depend on a number of factors, many of which are beyond our control, including, but not limited to:
•
the clinical indications and the scope of such indications for which our product candidates are approved;

•
physicians, hospitals, treatment centers, and patients perceiving our approved product candidates as a safe and effective treatment;

•
the potential and perceived advantages of our approved product over alternative treatments;

•
the prevalence and severity of any side effects observed or perceived;

•
limitations, contraindications, or warnings, including boxed warnings if required, contained in the labeling approved by the FDA, the EMA or comparable foreign regulatory authorities or various REMS-related requirements;

•
the timing of market introduction of any approved products in relation to other potentially competitive products or changes in the standard of care;

•
the cost of our future approved products in relation to alternative treatments;

•
the amount of upfront costs or training required for healthcare systems to administer our approved products;

•
the availability of coverage and adequate reimbursement from third-party payors and governmental authorities, including patient cost-sharing programs such as copays and deductibles, and the timing of such coverage and reimbursement decisions;

•
the willingness of patients to pay out-of-pocket in the absence of comprehensive coverage and reimbursement by third-party payors and governmental authorities;

•
the relative convenience and ease of administration, including dosing frequency or route of administration, compared to alternative treatments and competitive therapies;

•
changing laws and regulations that may adversely impact any of our pricing, promotion, reimbursement, or distribution efforts;

•
any restrictions on the use of our approved products together with other medications;

•
the success of our physician educations programs;

•
the effectiveness of our sales and marketing efforts and distribution support; and

•
the presence or perceived risk of potential product liability claims.

Our efforts to educate physicians, patients, third-party payors and others in the medical community on the benefits of our products, if approved, may require significant resources and may never be successful.
If our product candidates fail to achieve market acceptance, or if market penetration is limited, our ability to generate revenues to achieve profitability would be materially adversely affected.

The commercial success of our present and future product candidates will depend in part on the extent to which governmental authorities and health insurers establish coverage and adequate reimbursement levels, as well as pricing policies. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.
Coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid in the United States, comparable foreign programs, private health insurers and other third-party payors are essential for patients to access our products, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for our other products by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize and attract additional collaboration partners to invest in the development of our product candidates, if approved. Even if coverage is obtained, reimbursement levels may be inadequate or may require patients to incur out-of-pocket costs that limit utilization. We cannot assure that coverage and reimbursement in the United States, the European Union or elsewhere will be available, maintained or sufficient for any product that we may develop.
Third-party payors increasingly challenge pharmaceutical product pricing, restrict coverage, impose utilization controls, or favor lower-cost alternatives, limiting the patient population that has access to the drugs. It is possible that a third-party payor may consider our product candidates and other therapies as substitutable and only offer to reimburse patients for the less expensive product. Even if our product candidates demonstrate improved efficacy, safety, or convenience of administration, pricing pressure from existing therapies may limit the amount we will be able to charge for our product candidates. Payors may deny, restrict, or revoke reimbursement of a given drug product or establish reimbursement levels that are insufficient to allow us to achieve an appropriate return on our investment. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates and may not be able to obtain a satisfactory financial return on products that we may develop.
Governmental authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:
•
a covered benefit under its health plan;

•
safe, effective and medically necessary;

•
appropriate for the specific patient;

•
cost-effective; and

•
neither experimental nor investigational.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs. Some third-party payors may require pre-approval or various pre-authorization steps for coverage for new or innovative drug therapies before they will reimburse health care providers who use such therapies. Increasingly, the third-party payors who reimburse patients or healthcare providers, such as government and private insurance plans, are seeking greater upfront discounts, additional rebates and other concessions to reduce the prices for therapeutics. If the price we are able to charge for any therapeutics we develop, the patient population we can successfully address, or the reimbursement provided for such therapeutics, is inadequate in light of our development and other costs, our return on investment could be adversely affected. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.
Obtaining and maintaining reimbursement status is time-consuming and costly. No uniform policy for coverage and reimbursement for drug products exist among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Coverage policies and third-party payor reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.
Outside the United States, pricing and reimbursement are generally subject to extensive governmental controls and cost-containment measures. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict or reduce the amount that we are able to charge for our product candidates in those countries, and could adversely impact what we are able to charge in other markets such as in the U.S. As a result, reimbursement outside the U.S. may be significantly lower and insufficient to generate commercially reasonable revenues.
The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU Member States have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Governments may support small scale pharmacy compounding (preparation of a drug in a pharmacy by a qualified pharmacist for an individual patient) of patented drugs as an alternative for expensive innovative drugs (forming a specific risk for orphan drugs with a small population) and may increasingly consider compulsory licensing of patented drugs to provide alternative options and control pharmaceutical prices. Coupled with EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and/or affect our ability to commercialize any products for which we obtain marketing approval.
Moreover, increasing efforts by governmental and third-party payors in the United States, the European Union and other jurisdictions to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. If the product is granted conditional approval, this may have negative implications for securing reimbursement due to the less comprehensive clinical data available and the resulting uncertainty regarding clinical outcomes. We may also experience pricing pressures in connection with the sale of any of our product candidates that receive approval due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, including prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, and government policies and efforts to contain costs could decrease the price we may receive for our approved products.
In addition, patients’ access to employer sponsored insurance coverage may be negatively impacted by economic factors that result in increased rates of unemployment. To the extent patients taking our current or future approved products become unemployed and experience a reduction to, or increased costs associated with, their insurance coverage, demand for our products could decline, which could have a material adverse effect on our sales and profitability, as a result of decreased sales of our products and/or increased provision by us of free product to uninsured or formerly commercially insured patients. The extent and duration of this potential impact on our business is currently unknown.
We have never commercialized a product and may lack the necessary experience, infrastructure, and resources necessary to do so successfully.
We do not currently have a sales or marketing organization and have no experience in the sale or marketing of pharmaceutical products. To achieve commercial success for any approved product, we must build or acquire commercial capabilities, outsource these functions to third parties or enter into partnerships, each of which carries significant risk.

If approved by the FDA, we intend to commercialize buloxibutid for IPF in the United States independently. In Japan, we will rely on our partner, Nippon Shinyaku Co., Ltd., or Nippon Shinyaku or Nippon, to commercialize buloxibutid. In other territories such as Europe, we may commercialize buloxibutid through either a broad regional partnership or on a country-by-country basis. Even if we establish sales and marketing capabilities, we may fail to launch or market our products effectively because we have no experience in the sales and marketing of pharmaceutical products. In addition, recruiting and training a sales force is expensive and time-consuming and has the potential to delay any product launch. In the event that any such launch is delayed or does not occur for any reason, we would have prematurely and unnecessarily incurred these commercialization expenses, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. Factors that may inhibit our efforts to commercialize our products on our own include:
•
our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel in a timely manner;

•
the inability of sales personnel to obtain access to or effectively educate an adequate number of physicians to prescribe our products;

•
the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines or established customer relationships;

•
unforeseen costs and expenses associated with developing and scaling an independent sales and marketing organization; and

•
costs of marketing and promotion above those anticipated by us required to achieve meaningful market penetration.

Collaborative arrangements may place commercialization outside of our control and may result in lower revenues or profitability than if we commercialized our products independently. Such collaborative arrangements would subject us to a number of risks including that our partners may not devote sufficient resources to our products, may experience changes in business strategy, or may fail to perform their obligations. In addition, we may not be successful in entering into arrangements with third parties to sell and market our products or may be unable to do so on terms that are favorable to us.
If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we may not be successful in commercializing our products, which in turn would have a material adverse effect on our business, financial condition and results of operations.
Healthcare legislative reform measures may have a negative impact on our business and results of operations.
In the United States and some foreign jurisdictions, there have been, and continue to be, legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements, (ii) additions or modifications to product labeling, (iii) the recall or discontinuation of our products, (iv) changes to marketing and promotion activity, or (v) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect our business, financial condition and results of operations.
Among policy makers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA contained a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments, and changes to fraud and abuse laws. As another example, the

2021 Consolidated Appropriations Act signed into law in December of 2020 incorporated extensive healthcare provisions and amendments to existing laws, including a requirement that all manufacturers of drugs products covered under Medicare Part B report the product’s average sales price to the federal government.
There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. By way of example, in August 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA (i) directs the Centers for Medicare & Medicaid Services, or CMS, to negotiate the price of certain high-expenditure, single-source drugs covered under Medicare, and subjects drug manufacturers to civil monetary penalties and a potential excise tax for offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs under the law, and (ii) imposes rebates with respect to certain drugs covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits CMS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. CMS has begun to implement these new authorities, announcing the first round of negotiated “maximum fair prices” for the first 10 drugs in August 2024, which became effective as of January 1, 2026 (payment year 2026). The second round of negotiated prices for 15 drug products was announced in November 2025, and CMS published the next group of drugs selected for negotiation in January 2026. However, the IRA’s impact on the biopharmaceutical industry in the United States remains uncertain, in part because multiple large pharmaceutical companies and other stakeholders (e.g., the U.S. Chamber of Commerce) have initiated federal lawsuits against CMS arguing the program is unconstitutional for a variety of reasons, among other complaints. The outcome of such ongoing lawsuits, as well as potential legislative changes enacted by Congress or programmatic changes implemented at CMS by the Trump Administration, may impact the IRA drug price negotiation program in the future. For that and other reasons, it is currently unclear how the IRA will be effectuated, or the impact of the IRA on our business.
In addition, at the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage bulk purchasing and importation from other countries.
We expect that these and other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug, which could have an adverse effect on customers for our product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Recent federal policy initiatives, including the Trump Administration’s “most favored nation”, or MFN, drug pricing framework, could materially impact the pricing and commercialization of pharmaceutical products in the United States. The MFN policy seeks to align U.S. drug prices with the lowest prices paid in certain foreign markets, which could result in lower realized prices for innovative therapies and increased pricing pressure at launch. If implemented or expanded, such policies may limit our ability to establish or maintain premium pricing for our products (if approved), adversely affect revenue projections, and alter launch sequencing or commercialization strategies. In addition, MFN-based pricing may influence global pricing dynamics, as lower prices established outside the United States could be referenced in U.S. reimbursement determinations, potentially reducing overall global revenue. Ongoing uncertainty regarding the scope, enforcement, and legal durability of MFN-related policies, as well as potential compliance and reporting obligations, may further impact pricing flexibility, market access, and the commercial viability of current and future product candidates. In conjunction with the White House’s outreach to individual pharmaceutical companies to seek MFN pricing agreements, the CMS Innovation Center has proposed several drug pricing demonstration models — referred to as GLOBE, GUARD, and GENEROUS — that are intended to evaluate whether international reference pricing mechanisms and alternative rebate structures can reduce federal drug spending. The outcomes of these upcoming models may materially affect future U.S. drug pricing, reimbursement levels, and market access for pharmaceutical products, including our product candidates, should they be approved for marketing.

On April 26, 2023, the European Commission adopted a proposal for a new Directive and Regulation to revise the existing pharmaceutical legislation. In December 2025, political agreement was reached for a revised proposal, following review by the Commission, Parliament and Council. Although the final legal text is not available yet, likely changes to the existing EU laws governing authorization of medicinal products may result in a decrease in data and market exclusivity opportunities for our products in the European Union and make them open to generic or biosimilar competition earlier than is currently the case with a related reduction in reimbursement status. In addition, many EU Member States periodically review their reimbursement procedures for medicinal products, which could have an adverse impact on reimbursement status. We expect that legislators, policymakers and healthcare insurance funds in the EU Member States will continue to propose and implement cost-containing measures, such as lower maximum prices, lower or lack of reimbursement coverage and incentives to use cheaper, usually generic, products as an alternative to branded products, and/or branded products available through parallel import to keep healthcare costs down. Moreover, in order to obtain reimbursement for our products in some European countries, including some EU Member States, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including those representing the larger markets. The HTA process, which is currently governed by national laws in each EU Member State and the HTA Regulation at EU level as discussed below, is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EU Member States.
On January 12, 2025, the Health Technology Assessment Regulation, or HTA Regulation, entered into application across the European Union. The HTA Regulation is designed to strengthen cooperation among EU Member States in assessing health technologies, including new medicinal products, and establishes a framework for joint clinical assessments at the EU level. Now that the HTA Regulation is in effect, clinical benefit assessments of health technologies are harmonized throughout the European Union. If we are unable to maintain favorable pricing and reimbursement status in EU Member States for product candidates that we may successfully develop and for which we may obtain regulatory approval, any anticipated revenue from and growth prospects for those products in the European Union could be negatively affected.
Legislators, policymakers and healthcare insurance funds in the European Union may continue to propose and implement cost-containing measures to keep healthcare costs down. These measures could include limitations on the prices we would be able to charge for product candidates that we may successfully develop and for which we may obtain regulatory approval or the level of reimbursement available for these products from governmental authorities or third-party payors. Further, an increasing number of EU and other foreign countries use prices for medicinal products established in other countries as “reference prices” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere.
We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States or any other jurisdiction. There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.
Recent U.S. executive actions regarding drug pricing, tariffs, and international reference pricing could materially and adversely affect our ability to commercialize our product candidates, if approved, at favorable prices in the United States.
The United States represents one of our target markets for buloxibutid, and our ability to achieve commercial success will depend in part on our ability to obtain favorable pricing and reimbursement in the

United States. Recent executive actions by the current U.S. presidential administration have introduced significant new uncertainty into the pharmaceutical pricing landscape.
In particular, the administration has issued executive orders directing federal agencies to pursue a Most Favored Nation, or MFN, pricing model, under which the prices paid by Medicare for certain prescription drugs would be benchmarked to the lowest or near-lowest prices paid for comparable drugs in other developed countries. If an MFN pricing model is implemented with respect to any of our product candidates that receive regulatory approval, it could significantly reduce the prices we are able to charge in the United States by effectively tying U.S. drug prices to prices established through governmental price controls or negotiations in foreign jurisdictions, including in the European Union, the United Kingdom, Canada and Japan, where drug prices are generally significantly lower than in the United States. Because pricing and reimbursement decisions in many foreign jurisdictions are subject to governmental control and cost-containment measures, an MFN framework could reduce our U.S. revenues to levels that may not adequately support our research and development, commercialization, and other operating costs.
The U.S. tariff landscape with respect to pharmaceutical products is rapidly evolving and subject to significant legal and political uncertainty, and tariffs on imported pharmaceutical products or active pharmaceutical ingredients could be imposed, modified, or invalidated with little notice under a range of statutory authorities. If tariffs are imposed on pharmaceutical products or their components under this or any other authority, they could increase our cost of goods if our CMOs source materials from affected countries or disrupt our supply chain. Because we rely entirely on third-party CMOs for the manufacture of buloxibutid and do not have internal manufacturing capabilities, we may have limited ability to mitigate the impact of tariffs on our manufacturing costs, which could adversely affect our financial condition and results of operations.
In addition, the administration has directed the U.S. Department of Health and Human Services to pursue additional measures to reduce drug costs, including expanding the drug price negotiation program established by the IRA. Under the IRA, the United States Department of Health and Human Services is authorized to negotiate the prices of certain high-expenditure drugs covered under Medicare, and drug manufacturers that fail to offer a price at or below the negotiated “maximum fair price” may be subject to civil monetary penalties and an excise tax. The drug price negotiation program is ongoing and has faced multiple constitutional challenges; while federal courts have largely upheld the program, at least one case challenging the program has been appealed to the U.S. Supreme Court, and litigation is continuing. Negotiated prices for the first cohort of ten Medicare Part D drugs took effect on January 1, 2026, and additional drugs have been selected for subsequent negotiation cycles. While buloxibutid has not been selected for negotiation and, as a small molecule drug candidate currently in Phase 2 development, does not currently meet the eligibility criteria for the negotiation program, any expansion of the program’s scope — whether through executive action, administrative rulemaking, or future legislation — could result in buloxibutid or our future product candidates (if approved for marketing) becoming subject to mandatory price negotiations, which could materially reduce the prices we are able to charge for our products in the United States.
The current U.S. policy environment with respect to pharmaceutical pricing is characterized by rapid and frequent changes, and we cannot predict what additional executive orders, regulations, or legislative proposals may be advanced or enacted. The interaction of MFN pricing policies, tariffs, the IRA’s drug price negotiation program, and other potential measures creates a complex and evolving risk landscape that could, individually or in the aggregate, materially and adversely affect the pricing, reimbursement, and commercial viability of buloxibutid and our future product candidates in the United States.
Any product candidate that obtains marketing approval will be subject to extensive post-marketing regulatory requirements and could be subject to post-marketing restrictions or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved. Even if we, or any current or future collaborators, obtain regulatory approvals for buloxibutid or any other future product candidate, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products, which could impair our ability to generate revenue.
Once regulatory approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. We, and any current or future collaborators, must therefore comply with requirements concerning advertising and promotion for any of our product candidates for which we or they obtain regulatory approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we and any future collaborators will not be able to promote any products we develop for indications or uses for which they are not approved.
In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA or EMA requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We, our contract manufacturers, any current or future collaborators and their contract manufacturers could be subject to periodic unannounced inspections by the FDA, EMA or other regulatory authorities, to monitor and ensure compliance with cGMPs. Despite our efforts to audit and verify regulatory compliance, one or more of our third-party manufacturing vendors may be found on regulatory inspection by FDA or other authorities to be not in compliance with cGMP regulations, which may result in shutdown of the third-party vendor or invalidation of drug product lots or processes. In some cases, a product recall may be warranted or required, which would materially affect our ability to supply and market our drug products.
The marketing authorization holder is subject to extensive regulations in relation to the safety monitoring of its marketed products, including in the European Union, good vigilance practices, or GVP, as established by the EMA, and in the United States, compliance with FDA pharmacovigilance requirements. Regulatory authorities, including the FDA and EMA, conduct inspections of pharmacovigilance systems to monitor compliance. Non-compliance with applicable pharmacovigilance requirements can result in inspection follow-up, actions on the marketing authorization (such as suspensions or restrictions), as well as administrative penalties and civil or criminal liabilities.
Accordingly, assuming we, or any current or future collaborators, receive regulatory approval for one or more of our product candidates, we, and any current or future collaborators, and our and their contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control.
If we, and any current or future collaborators, are not able to comply with post-approval regulatory requirements, we, and any current or future collaborators, could have the regulatory approvals for our products withdrawn by regulatory authorities and our, or any current or future collaborators’, ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition. The FDA’s or other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation, policymaking, or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.
Obtaining and maintaining marketing approval of our current and future product candidates in one jurisdiction does not mean that we will be successful in obtaining marketing approval of our current and future product candidates in other jurisdictions.
Obtaining and maintaining marketing approval of our current and future product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain marketing approval in any other jurisdiction, while a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the marketing approval process in others. For example, even if the FDA grants marketing approval of buloxibutid or any other future product candidate, the EMA and comparable foreign regulatory authorities must also approve the manufacturing, marketing and promotion of the product candidate in those jurisdictions. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we or our partners may charge for our products is also subject to approval.
We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage, and our product liability insurance may not cover all damages from such claims.
We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently, we have no products that have been approved for commercial sale; however, the current and future use of our existing or future product candidates by us and our collaborators in clinical trials, and the potential sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients who use the product, healthcare providers, pharmaceutical companies, our manufacturers and collaborators or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for our product candidates or any prospects for commercialization of our product candidates. Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a product, even after regulatory approval, may exhibit unforeseen side effects. If any of our product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:
•
decreased demand for our products due to negative public perception;

•
injury to our reputation;

•
withdrawal of clinical trial participants or difficulties in recruiting new trial participants;

•
initiation of investigations by regulators;

•
costs to defend or settle the related litigation;

•
a diversion of management’s time and our resources;

•
substantial monetary awards to trial participants or patients;

•
product recalls, withdrawals or labeling, marketing or promotional restrictions;

•
loss of revenues from product sales; and

•
the inability to commercialize any of our product candidates, if approved.

Although we believe we maintain adequate product liability insurance for our product candidates, it is possible that our liabilities could exceed our insurance coverage. We intend to expand our insurance coverage, as needed, to include the sale of commercial products if we obtain marketing approval for any of our product candidates. However, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims, and our business operations could be impaired.
Should any of the events described above occur, this could have a material adverse effect on our business, financial condition and results of operations.
Off-label use or misuse of our products may harm our reputation in the marketplace or result in injuries that lead to costly product liability suits.
We are developing buloxibutid initially for the treatment of IPF. If buloxibutid is approved by the FDA, EMA or comparable foreign regulatory authorities, we may only promote or market it for its specifically approved indications. We will train our marketing and sales force against promoting buloxibutid or any future product candidates for uses outside of the approved indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our products off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. Furthermore, the use of our products for indications other than those approved by the FDA, EMA or comparable foreign regulatory authorities may not effectively treat such conditions, and may increase the adverse events when compared to use for its approved indication. Any such off-label use of buloxibutid or future product candidates could harm our reputation in the marketplace among physicians and patients. There may also be increased risk of injury to patients if physicians attempt to use our products for these uses for which they are not approved, which could lead to product liability suits that that might require significant financial and management resources and that could harm our reputation.
EU drug marketing and reimbursement regulations may materially affect our ability to market and receive coverage for our products in EU Member States.
We intend to seek approval to market our product candidates in the United States and the European Union, and may seek approval in other select foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of drugs is subject to governmental control and other market regulations which could put pressure on the pricing and usage of our product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future healthcare reform measures.
In addition, in most foreign countries, including the European Economic Area, or EEA, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced Member States, can further reduce prices. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical trial or other trials that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our potential revenues from sales and the potential profitability of any of our product candidates in those countries would be negatively affected. In addition, recent executive action in the United States proposing a Most Favored Nation pricing model, if implemented, could tie U.S. drug prices to prices in foreign markets, including the European Union. As a result, pricing and reimbursement decisions in EU Member States could have a direct adverse impact on our ability to achieve favorable pricing in the United States, which is expected to be our largest potential market.
Risks Related to Our Financial Position and Need for Additional Capital
We have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.
We are a clinical-stage pharmaceutical company with a limited operating history. Since our inception, we have incurred significant operating losses. We incurred total comprehensive losses of SEK 108.4 million, SEK 478.5 million and SEK 168.2 million for the three months ended March 31, 2026 and the years ended December 31, 2025 and 2024, respectively. As of March 31, 2026, we had an accumulated loss of SEK 2,029 million. Our losses resulted principally from costs incurred in clinical development of buloxibutid and early-stage discovery and preclinical work for new ATRAGs, and from administrative costs associated with our operations. We expect to continue to incur significant and increasing operating losses for the foreseeable future, and we do not know whether or when we will become profitable. Our losses, among other things, will continue to cause our working capital and shareholders’ equity to decrease. We anticipate that our expenses will increase substantially if and as we:
•
continue to develop and advance buloxibutid through our ongoing Phase 2b clinical trial, known as ASPIRE, and additional clinical trials, for the treatment of IPF;

•
initiate and continue clinical development for buloxibutid in IPF and other indications;

•
initiate and continue conducting discovery and early preclinical research to identify new ATRAGs for multiple indications;

•
seek regulatory approval for buloxibutid, new ATRAGs, and/or any product candidates that successfully complete clinical trials;

•
establish a sales, marketing and distribution infrastructure and scale-up external manufacturing to commercialize buloxibutid, if approved, and any other present or future product candidates that receive approval;

•
maintain, expand and protect our intellectual property portfolio, including litigation costs associated with defending against alleged patent infringement or invalidity claims and enforcing patents against third parties;

•
add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and potential future commercialization efforts;

•
acquire any new program or product candidates;

•
expand our operations in the United States and Europe;

•
incur additional legal, accounting and other expenses associated with operating as a public company in the United States; and

•
experience any delays or encounter any issues with regards to any of the above, including, but not limited to, failed studies, ambiguous trial results, safety issues or other regulatory challenges, including any unforeseen costs we may incur as a result of clinical trial or supply chain delays or other business interruptions due to health pandemics, geopolitical tensions, or other world events.

To date, we have funded our operations through public and private placements of equity securities, upfront payments, and interest income from the investment of our cash and financial assets.
We do not currently have any approved products and have never generated any revenue from product sales. To become and remain profitable, we must succeed in developing and eventually commercializing buloxibutid and/or other approved products that generate significant revenue. This will require us to be successful in a range of challenging activities, including successfully completing our ongoing Phase 2b clinical trial and following clinical trials of buloxibutid, in-licensing or developing additional product candidates, developing additional indications for buloxibutid, obtaining regulatory and, as applicable, pricing approval for any product candidates that successfully complete clinical trials, establishing marketing capabilities and ultimately selling any products for which we may obtain regulatory approval. We are only in the preliminary stages of many of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve or maintain profitability. Even if buloxibutid or another product candidate that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond our current expectations if we are required by the FDA, the EMA or comparable foreign regulatory authorities to perform clinical trials or studies in addition to those that we currently anticipate. Even if we are able to generate revenue from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our common shares and ADSs and could impair our ability to raise capital, expand our business, maintain our research and development efforts or continue our operations. A decline in the value of our common shares or ADSs could also cause you to lose all or part of your investment.
We may need substantial additional funding in order to fund our operations. Failure to obtain this necessary capital at acceptable terms and when needed may force us to delay, limit or terminate certain or all of our operations and pursuit of our growth strategy.
Our operations have consumed substantial amounts of cash since inception. Unless and until we are able to successfully commercialize buloxibutid and achieve significant revenue from sales, we will require substantial additional funding in the future to sufficiently finance our operations and advance the clinical development, seek regulatory approval for and potentially commercialize our other product candidates, or potentially acquire or in-license additional product candidates.
As of March 31, 2026, we had SEK 377.4 million in cash and cash equivalents, and SEK 682.4 million in short-term investments. Accordingly, cash, cash equivalents, and short-term investments totaled SEK 1,059.8 million as of March 31, 2026. Based on our current operating plan, we expect that our existing cash and cash equivalents will enable us to fund the expanded Phase 2b ASPIRE clinical trial through topline data, expected in mid-2027, and to support our anticipated operating expenses — including activities related to Phase 3 readiness — into the second half of 2028. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:
•
the initiation, progress, timing, costs and results of clinical trials for buloxibutid, new ATRAGs and any future product candidates;

•
the number of potential new product candidates and indications we identify and decide to develop, if any;

•
the time and costs involved in obtaining regulatory approval for buloxibutid and any of our product candidates that successfully complete clinical development, and any delays we may encounter as a result of evolving regulatory requirements or adverse clinical trial results with respect to any of our product candidates;

•
the extent to which we develop, in-license or acquire other product candidates and technologies;

•
the costs involved in growing our organization to the size needed to allow for the development and commercialization of buloxibutid or future product candidates;

•
the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending against any invalidity or infringement claims raised by third parties;

•
the costs related to our obligations under our existing collaboration and licensing agreements and the entry into new collaboration and licensing agreements;

•
the cost and timing of future pre-commercialization activities and, with respect to any product candidates that receive regulatory approval, post-commercialization activities, and costs involved in the creation of an effective sales and marketing organization;

•
the revenue, if any, we may receive either directly from commercial sales or in the form of royalty, upfront or milestone payments from future sales of buloxibutid or future product candidates, if approved;

•
the cost and timing of completion of commercial-scale manufacturing activities;

•
the effects of competing technological and market developments; and

•
the costs of operating as a public company in both the United States and Sweden.

Until we can generate sufficient product revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements.
Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. Market volatility resulting from pandemics, global armed conflicts, financial market disruption or other factors could also adversely impact our ability to access capital as necessary. If adequate funds are not available on commercially acceptable terms when needed, we may be forced to delay, reduce or terminate the development or commercialization of all or some of our product candidates or research programs or we may be unable to take advantage of future business opportunities.
Raising additional capital may cause dilution to holders of our common shares or ADSs, restrict our operations or require us to relinquish rights to our technologies or product candidates.
We do not have any committed external source of funds or other support for our development efforts and we cannot be certain that additional funding will be available on acceptable terms, or at all. Until such time, if ever, as we can generate substantial product revenues, we expect to finance our operations through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements.
If we undertake financing arrangements in the future, the terms of any financing may adversely affect the holdings or the rights of holders of our common shares or ADSs and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common shares or ADSs to decline. The sale of additional equity or convertible securities would dilute all of our existing shareholders and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ADSs. The incurrence of indebtedness could result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, financial condition and results of operations. Further, any additional fundraising efforts may divert our management from its day-to-day activities, which may adversely affect our ability to develop and commercialize buloxibutid and our product candidates.
If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our development programs or the commercialization of buloxibutid or any of our product candidates, if approved, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.
Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.
Since we began operations in 2001, we have invested most of our resources in developing our lead product candidate buloxibutid, our technology, building our intellectual property portfolio, conducting business operations, raising capital and providing administrative support for these operations. Consequently, we have limited operations upon which to evaluate our business, and predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing drug products. Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate activity or an acceptable safety profile, gain regulatory approval, secure market access and reimbursement and become commercially viable.

Buloxibutid is being investigated in an ongoing Phase 2b clinical trial for the treatment of IPF. We have not yet demonstrated an ability to successfully conduct any Phase 3 trials, obtain regulatory approvals, coordinate with our CROs to manufacture a commercial-scale product or conduct sales and marketing activities necessary for successful product commercialization or obtain reimbursement in the countries of sale. In addition, given our limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors in achieving our business objectives. Additionally, we expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control.
In addition, we will need to transition at some point from a company with a development focus to a company capable of supporting commercial activities, and we may not be successful in such a transition.
Risks Related to Our Dependence on Third Parties
We rely, and expect to continue to rely, on third parties, including independent clinical investigators and contract research organizations, or CROs, to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates, and our business could be substantially harmed.
We have relied upon, and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct our clinical trials and to monitor and manage data for our clinical programs. We rely on these parties for execution of our clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the EMA and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators, CROs and trial sites. If we, our investigators or any of our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.
Further, these investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard or not in conformity with our clinical trial protocols or GCP regulations, it may delay or compromise the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated.
Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.
Although we are not currently conducting any clinical trials in Ukraine, the Middle East or any other areas experiencing geopolitical instability, the Russia-Ukraine military conflict, the conflict in Iran and the Middle East and other geopolitical conflicts could cause disruption in the region which could affect our CRO’s operations, which in turn could impact our own clinical trials.
There is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. If any of our relationships with these third-party CROs or clinical investigators terminate, we may not be able to enter into arrangements with alternative CROs or investigators or to do so on commercially reasonable terms. If CROs or clinical investigators do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they cannot perform their contractual duties or obligations due to the impacts of geopolitical tensions on their operations or at the sites they are overseeing, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.
Switching or adding additional CROs or investigators involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and results of operations.
In addition, clinical investigators may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA or a comparable foreign regulatory authority concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA or a comparable foreign regulatory authority. Any such delay or rejection could prevent us from commercializing our clinical-stage product candidates or any future product candidates.
We rely on third parties to manufacture buloxibutid, and we expect to continue to rely on third parties for the clinical and commercial supply of buloxibutid and other future product candidates. The development of buloxibutid or such other product candidates, and the commercialization of any approved products, could be stopped, delayed or made less profitable if any such third party fails to provide us with sufficient clinical or commercial quantities of such product candidates or products, fails to do so at acceptable quality levels or prices or fails to achieve or maintain satisfactory regulatory compliance.
We do not currently have, and we do not plan to build, the infrastructure or capability internally to manufacture buloxibutid or any other product candidate for use in the conduct of our clinical trials or, if approved, for commercial supply. We rely on, and expect to continue to rely on, contract manufacturing organizations, or CMOs for the manufacture of our product candidates. Reliance on third-party providers may expose us to more risk than if we were to manufacture our product candidates ourselves, including contract and pricing terms that may not be acceptable. We do not control the manufacturing processes of the CMOs we contract with and are dependent on those third parties for the production of our product candidates in accordance with relevant regulations such as cGMP, which includes, among other things, quality control, quality assurance and the maintenance of records and documentation.
If we were to experience an unexpected loss of supply of or if any supplier were unable to meet our non-clinical, clinical or commercial demand for any of our product candidates, we could experience delays or disruptions in our planned non-clinical studies, clinical studies or commercialization. Furthermore, we rely on single-source suppliers for both our drug substance and drug product of buloxibutid at this time. We could be unable to find alternative suppliers of acceptable quality that can produce appropriate volumes at an acceptable cost. Securing alternative sources may require additional qualification, method transfer, specification changes, bridging/comparability work, and regulatory amendments, leading to increased costs, or supply interruptions. Moreover, our suppliers are often subject to strict manufacturing requirements and rigorous testing requirements, which could limit or delay production. The long transition periods necessary to switch manufacturers and suppliers, if necessary, would significantly delay our clinical studies and the commercialization of our products, if approved, which would materially adversely affect our business, financial condition and results of operations.

In complying with the manufacturing regulations of the FDA, the EMA and comparable foreign regulatory authorities, we and our third-party suppliers must spend significant time, money and effort in the areas of design and development, testing, production, record-keeping and quality control to assure that the products meet applicable specifications and other regulatory requirements. The failure to comply with these requirements could result in an enforcement action against us, including the seizure of products and shutting down of production. We and any of these third-party suppliers may also be subject to audits by the FDA, the EMA or comparable foreign regulatory authorities. If any of our third-party suppliers fails to comply with cGMP or other applicable manufacturing regulations, our ability to develop and commercialize our product candidates could suffer significant interruptions. We face risks inherent in relying on a single CMO, as a termination or suspension of our agreement with such CMO or any disruption, such as a fire, natural hazards, pandemic, epidemic, or outbreak of an infectious disease or vandalism at the CMO could significantly interrupt our manufacturing capability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience significant manufacturing delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating our current facility. Further, business interruption insurance may not adequately compensate us for any losses that may occur, and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of the manufacturing facility could have drastic consequences, including placing our financial stability at risk.
Although our CMOs are not based in Ukraine or the Middle East, ongoing global conflicts, including the war between Russia and Ukraine and the conflict in the Middle East involving Iran and related regional instability, have potential risks, including supply chain disruptions, increased cost and broader macroeconomic uncertainty, that could impact our business and operations. Escalation of any of these conflicts could further disrupt global supply chains, affect the operations of our third-party service providers and create additional uncertainty in the global economy.
We have not yet manufactured on a commercial scale and expect to rely on third parties to produce and process commercial quantities of buloxibutid or future product candidates, if approved.
We expect to continue to rely on third-party manufacturers if we receive regulatory approval for buloxibutid or future product candidates. We have not yet entered into any arrangement with a third party for the supply of commercial quantities of buloxibutid. To the extent that we enter into future manufacturing arrangements with third parties for commercial supply of buloxibutid or future product candidates, if approved, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance.
The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA, EMA or comparable foreign regulatory authorities following inspections that will be conducted after we submit a marketing application to such regulatory authorities. We do not directly control the manufacturing process of, and will be completely dependent on, our contract manufacturing partners for compliance with cGMP requirements for the manufacture of our product candidates. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA or comparable foreign regulatory authorities, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities for buloxibutid. In addition, we have no direct control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

We may collaborate with third parties for the commercialization of buloxibutid or our other existing or future product candidates, if approved, in select jurisdictions. If we are unable to establish such collaborations, we may not be successful in our commercialization efforts.
In order to market and successfully commercialize any product candidate we develop, if approved, we must build our sales and marketing capabilities or enter into collaborations with third parties for these services. We currently have no sales, marketing or distribution capabilities and as a company have no experience in marketing products. If approved by the FDA, we intend to commercialize buloxibutid for IPF in the United States independently. In other territories, including Europe, we may commercialize buloxibutid through a broad regional partnership. For example, in February 2024, we entered into an agreement with Nippon Shinyaku pursuant to which we granted Nippon an exclusive license to develop and commercialize buloxibutid in Japan.
To the extent that we depend on collaborators for sales and marketing activities, any revenues we receive will depend upon the success of those collaborators’ sales and marketing teams and the collaborators’ prioritization of our product and compliance with applicable regulatory requirements, and there can be no assurance that the collaborators’ efforts will be successful.
If we are unable to enter into a collaboration for the commercialization of product candidates we develop, if approved, we may be forced to delay the commercialization of our product candidates or reduce the scope of our sales or marketing activities in such jurisdictions, which would have an adverse effect on our business, operating results and prospects.
If our third-party providers, including our CMOs and CROs, fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.
Our third-party manufacturers are subject to numerous environmental, health and safety laws and regulations, including those governing the handling, use, storage, treatment and disposal of hazardous materials and wastes. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations.
Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.
Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological waste or hazardous waste insurance coverage, workers compensation or property and casualty and general liability insurance policies that include coverage for damages and fines arising from biological or hazardous waste exposure or contamination.
Risks Related to Intellectual Property
We rely on patents and other intellectual property rights to protect buloxibutid and our other product candidates, the enforcement, defense and maintenance of which may be challenging and costly. Failure to enforce or protect these rights adequately could harm our ability to compete and impair our business.
Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for buloxibutid and our other product candidates, methods used to manufacture those products and the methods for treating patients using those products, or on licensing in such rights. Patent law relating to the scope of claims in the fields in which we operate is complex and uncertain, and we cannot make any assurances that we will be able to obtain or maintain patent or other intellectual property rights, or that the patent and other intellectual property rights we may obtain will be valuable, provide an effective barrier to competitors or otherwise provide competitive advantages. For example, although we own a patent family relating to a formulation of buloxibutid, with patents in the U.S., EU and Japan, which expires in 2041, subject to any adjustments or extensions permitted in the applicable jurisdiction, such rights may not provide adequate protection against competitors and may not protect our current or any future formulations of buloxibutid. Furthermore, we have a patent family directed to a method of administration in IPF, with patents granted in the U.S. that expire in 2042, subject to patent term extensions and adjustments, and applications pending in the U.S., EU and other jurisdictions; such rights may not provide adequate protection against competitors or protect the indication approved for the label by a regulatory authority. Moreover, our composition of matter patent for buloxibutid expired in 2024. Failure to protect or to obtain, maintain or extend adequate patent and other intellectual property rights could materially adversely affect our ability to develop and market our products and product candidates. Patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology at issue. We cannot be certain that patents will be issued or granted with respect to future patent applications, or that issued or granted patents will not later be found to be invalid or unenforceable, or that they will provide effective commercial protection to our products. The patent position of pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations.
The standards applied by the USPTO, EPO and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in pharmaceutical patents. Consequently, patents may not issue from future patent applications and the claim scope achieved may vary across territories.
The patent prosecution process is expensive and time-consuming, and we and our future licensors, licensees or collaboration partners may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our future licensors, licensees or collaboration partners will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Further, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors’, licensees’ or collaboration partners’ patent rights are highly uncertain. Our future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors, licensees or collaboration partners. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If our current or future licensors, licensees or collaboration partners fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our licensors, licensees or collaboration partners are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. The patent examination process may require us or our licensors, licensees or collaboration partners to narrow the scope of the claims of our or our licensors’, licensees’ or collaboration partners’ future patent applications, which may limit the scope of patent protection that may be obtained. We cannot assure you that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application.
Even if patents do successfully issue, third parties may initiate an opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. For example, opposition proceedings at the EPO are increasingly common and are costly and time consuming to defend. Furthermore, it is possible that we will need to defend other patents outside the EPO from challenges by others from time to time. It is possible that one or more of our U.S. patents may be challenged by parties who file a request for post-grant review or inter partes review or ex parte reexamination.
Our patent rights may not be sufficient to provide us with a proprietary position in or competitive advantages in respect of our product candidates, including any finally approved label we receive by a regulatory agency for a disease indication. We have been, and may in the future become, involved in post-grant proceedings in the United States which are increasingly common and are costly to defend or prosecute. We may seek to modify or supplement relevant patent claims through reissuance proceedings, for example to submit prior art references not submitted during the prosecution of the United States patent or to pursue additional claims within the scope of the originally issued claims but more tailored to our product candidates, in the course of which their patentability would be re-assessed, the legal scope of our patent protection may be limited or our application for a reissued patent may be refused. There can be no assurance that any or all of the originally issued claims will be reissued or that any or all of the additional claims that may be included in a petition will be granted in any such proceeding. In addition, we will be unable to enforce any such U.S. patent unless and until it is reissued. There can be no assurance that any such reissued U.S. patent will not be challenged, invalidated or circumvented. Furthermore, even if the outcome of any reissuance proceeding is favorable to us, the enforcement of our intellectual property rights can be extremely expensive and time consuming.
Because patent applications are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our licensors were the first to file any patent application related to a product candidate. Furthermore, if third parties have filed such patent applications on or before March 15, 2013, an interference proceeding can be initiated by such third parties at the USPTO to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If third parties have filed such applications after March 15, 2013, a derivation proceeding can be initiated by such third parties to determine whether our invention was derived from theirs. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license.
Issued patents covering buloxibutid or our future product candidates could be found invalid or unenforceable if challenged in court.
To protect our competitive position, we may from time to time need to resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. Enforcement of intellectual property rights is difficult, unpredictable and expensive, and many of our or our licensors’ or collaboration partners’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaboration partners can. Accordingly, despite our or our licensors’ or collaboration partners’ efforts, we or our licensors or collaboration partners may not have sufficient resources or ability to prevent third parties from infringing upon or misappropriating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the United States and Europe. We may fail in enforcing our rights, in which case our competitors may be permitted to use our technology without being required to pay us any license fees. In addition, litigation involving our patents carries the risk that one or more of our patents will be held invalid (in whole or in part, on a claim-by-claim basis) or held unenforceable. Such an adverse court ruling could allow third parties to commercialize our product candidates, and then compete directly with us, without payment to us.
If we were to initiate legal proceedings against a third party who we considered to be infringing a patent covering one of our products, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States or in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. A claim for a validity challenge may be based on failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. A claim for unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or the EPO or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our product candidates. Such a loss of patent protection could have a material adverse impact on our business. Further, litigation could result in substantial costs and diversion of management resources, regardless of the outcome, and this could harm our business and financial results. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.
If buloxibutid is approved by the FDA for any indication, one or more third parties may challenge the patents covering buloxibutid with respect to such indication, which could result in the invalidation of, or render unenforceable, some or all of the relevant patent claims or a finding of non-infringement. For example, if a third party files an Abbreviated New Drug Application, or ANDA, for a generic drug bioequivalent to buloxibutid, and relies in whole or in part on studies conducted by or for us, the third party will be required to certify to the FDA that either: (1) there is no patent information listed in the FDA’s Orange Book with respect to our NDA for the applicable approved drug candidate; (2) the patents listed in the Orange Book have expired; (3) the listed patents have not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patents are invalid or will not be infringed by the manufacture, use or sale of the third party’s generic drug. Alternatively, a third party that files an ANDA for a generic drug bioequivalent to buloxibutid may elect to submit a “section viii” statement certifying that our proposed label does not contain (or carves out) any language regarding the patented method of use rather than certify to a listed method of use patent. This section viii statement does not require notice to the patent holder or NDA owner. A certification that the new drug will not infringe the Orange Book-listed patents for the applicable approved drug candidate, or that such patents are invalid, is called a Paragraph IV certification. If the third party submits a Paragraph IV certification to the FDA, a notice of the Paragraph IV certification must also be sent to us once the third party’s ANDA is accepted for filing by the FDA. We may then initiate a lawsuit to defend the patents identified in the notice. The filing of a patent infringement lawsuit within 45 days of receipt of the notice automatically prevents the FDA from approving the third party’s ANDA until the earliest of 30 months or the date on which the patent expires, the lawsuit is settled, or the court reaches a decision in the infringement lawsuit in favor of the third party. If we do not file a patent infringement lawsuit within the required 45-day period, the third party’s ANDA will not be subject to the 30-month stay of FDA approval. Litigation or other proceedings to enforce or defend intellectual property rights are often very complex in nature, may be very expensive and time-consuming, may divert our management’s attention from our core business, and may result in unfavorable results that could limit our ability to prevent third parties from competing with our product candidates.
If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.
Our commercial success depends, in part, on our ability to develop, manufacture, market and sell buloxibutid and our other present and potential future product candidates without being sued for infringement of the intellectual property and other proprietary rights of third parties. However, our development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Third parties may have U.S. and non-U.S. issued patents and pending patent applications relating to compounds, methods of manufacturing compounds and/or methods of use for the treatment of the disease indications for which we are developing our product candidates. If any third-party patents or patent applications are found to cover our product candidates or their methods of use or manufacture, we may not be free to manufacture or market our product candidates as planned without obtaining a license, which may not be available on commercially reasonable terms, or at all.
There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our products candidates, including patent infringement lawsuits in Europe, United States or abroad, as well as interference, derivation, inter partes review, and post-grant proceedings before the EPO or USPTO and opposition or other proceedings before foreign patent offices. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the composition, use or manufacture of our product candidates. We cannot guarantee that any of our patent searches or analyses including, but not limited to, the identification of relevant patents, the scope of patent claims or the expiration of relevant patents are complete or thorough, nor can we be certain that we have identified each and every patent and pending application in the United States, Europe and other jurisdictions that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may be accused of infringing. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Accordingly, third parties may assert infringement claims against us based on intellectual property rights that exist now or arise in the future. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use or manufacture. The scope of protection afforded by a patent is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources, and we may not have sufficient resources to bring these actions to a successful conclusion.
If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate or product. If we were required to obtain a license to continue to manufacture or market the affected product, we may be required to pay substantial royalties or grant cross-licenses to our patents. We cannot, however, be certain that any such license will be available on acceptable terms, if at all. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Furthermore, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively or additionally it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property or claiming ownership of what we regard as our own intellectual property.
Our former, present and future employees may have had prior employment at universities or at other biotechnology or pharmaceutical companies. Some of these employees may have executed proprietary rights, non-disclosure, non-competition or other similar agreements, in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed third-party intellectual property, including trade secrets or other proprietary information. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may sustain damages or lose key personnel, valuable intellectual property rights or the personnel’s work product, which could hamper or prevent commercialization of our technology, which could materially affect our commercial development efforts. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, which may result in claims by or against us related to the ownership of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel.
We may become involved in lawsuits to protect or enforce our patent or other intellectual property, which could be expensive, time consuming and unsuccessful.
Competitors may infringe our patent, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving our patent could limit our ability to assert those patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the trademarks in question. In this case, we could ultimately be forced to cease use of such trademarks.
Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of our common shares. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.
Additionally, for certain of our existing and future in-licensed patent rights, we may not have the right to bring suit for infringement and may have to rely on third parties to enforce these rights for us. If we cannot or choose not to take action against those we believe infringe our intellectual property rights, we may have difficulty competing in certain markets where such potential infringers conduct their business, and our commercialization efforts may suffer as a result.
Our ability to compete may be adversely affected if we are unsuccessful in defending against any claims by competitors or others that we are infringing upon their intellectual property rights.
The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. In addition, pharmaceutical companies have employed intellectual property litigation as a means to gain an advantage over their competitors. As a result, we may be required to defend against claims of intellectual property infringement that may be asserted by our competitors against us and, if the outcome of any such litigation is adverse to us, it may affect our ability to compete effectively.
Our involvement in litigation, and in any interference, derivation, reexamination, inter partes review opposition or post-grant proceedings or other intellectual property proceedings inside and outside of the United States or Europe may divert management time from focusing on business operations, could cause us to spend significant amounts of money and may have no guarantee of success. Any current and potential intellectual property litigation also could force us to do one or more of the following:
•
stop selling, incorporating, manufacturing, or using our products in the United States, Europe or other jurisdictions that use the subject intellectual property;

•
obtain from a third party asserting its intellectual property rights, a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all, or may be non-exclusive thereby giving our competitors access to the same technologies licensed to us;

•
redesign those products or processes that use any allegedly infringing or misappropriated technology, which may result in significant cost or delay to us, or which redesign could be technically infeasible; or

•
pay damages, including the possibility of treble damages in a patent case if a court finds us to have willfully infringed certain intellectual property rights.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, we could have a substantial adverse effect on our share price. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.
We may become dependent on intellectual property licensed from third parties for certain of our product candidates, and termination of any of these licenses could result in the loss of significant rights, which would substantially harm our business.
If we in-license additional product candidates in the future, we might become dependent on proprietary rights from third parties with respect to those product candidates. Any termination of such licenses could result in the loss of significant rights and would cause material adverse harm to our ability to develop and commercialize any product candidates subject to such licenses.
Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:
•
the scope of rights granted under the license agreement and other interpretation-related issues;

•
whether and the extent to which our technology and processes infringe intellectual property of the licensor that is not subject to the licensing agreement;

•
our right to sublicense patent and other rights to third parties under collaborative development relationships;

•
our diligence obligations with respect to the use of licensed technology in relation to our development and commercialization of our product candidates and what activities satisfy those diligence obligations; and

•
the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.
We are generally also subject to all of the same risks with respect to protection of intellectual property that we own, as we are for intellectual property that we license, which are described in this Section “Risks Related to Intellectual Property”. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could materially suffer.
We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.
Because our programs may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire or in-license such proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.
In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain a license to third-party intellectual property rights necessary for the development of a product candidate or program, we may have to abandon development of that product candidate or program and our business and financial condition could suffer.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest, and our business may be adversely affected.
Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. If other entities use trademarks similar to ours in different jurisdictions, or have senior rights to ours, it could interfere with our use of our current trademarks throughout the world. If a third party uses our trademark without authorization, or adopts it in regions where we lack legal protection, negative publicity associated with their actions could damage our reputation.

We enjoy only limited geographical protection with respect to certain patents and may face difficulties in certain jurisdictions, which may diminish the value of intellectual property rights in those jurisdictions.
We often file our first patent application (i.e., priority filing) with the USPTO, the EPO, or more typically, in the national office of a European country (e.g., in the United Kingdom or Sweden). International applications under the Patent Cooperation Treaty, or PCT, are filed within twelve months after the priority filing, with equivalent applications being filed simultaneously in territories not bound by the PCT, if any such territories are of sufficient commercial interest. From the PCT filing, we have the option to file national and regional patent applications in any of the 155 jurisdictions party to the PCT where we believe protection of our product candidates may be commercially valuable. We have filed for patent protection in territories that are of future or current commercial interest to us and have achieved grant in at least some of these territories. However, our future commercial interests may extend beyond these territories meaning we may enter into markets in the future where we do not have patent protection or pending patent applications. In addition, we may decide to abandon national and regional patent applications before grant. Finally, the grant proceeding of each national/regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant patent offices, while granted by others. It is also quite common that depending on the country, the scope of patent protection may vary for the same product or product candidate or technology.
Competitors may use our and our licensors’ or collaboration partners’ technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors or collaboration partners have patent protection, but enforcement is not as strong as that in the United States and Europe. These products may compete with our product candidates, and our and our licensors’ or collaboration partners’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States and Europe, and companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished, and we may face additional competition from others in those jurisdictions.
Some countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business and results of operations may be adversely affected.
Proceedings to enforce our and our licensors’ or collaboration partners’ patent rights in foreign jurisdictions could result in substantial costs and divert our and our licensors’ or collaboration partners’ efforts and attention from other aspects of our business, could put our and our licensors’ or collaboration partners’ patents at risk of being invalidated or interpreted narrowly and our and our licensors’ or collaboration partners’ patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors or collaboration partners. We or our licensors or collaboration partners may not prevail in any lawsuits that we or our licensors or collaboration partners initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful.
Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:
•
others may be able to make product candidates that are similar, but not identical, to our product candidates with workarounds such that the product candidate is not covered by the claims of the patents that we own or have licensed;

•
the patents of third parties may have an adverse effect on our business;

•
we or our licensors or any current or future strategic partners might not have been the first to conceive or reduce to practice the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•
we or our licensors or any future strategic partners might not have been the first to file patent applications covering certain aspects of our inventions;

•
others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•
it is possible that our pending patent applications will not lead to issued patents;

•
issued patents that we own or have exclusively licensed may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•
our competitors might conduct development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•
third parties performing manufacturing or testing for us using our products or technologies could use the intellectual property of others without obtaining a proper license; and

•
we may not develop additional technologies that are patentable.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products.
As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involve both technological complexity and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act, or the AIA, has been enacted in the United States, resulting in significant changes to the U.S. patent system.
An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent us from promptly filing patent applications on our inventions.
Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.
Additionally, the U.S. Supreme Court and the Court of Appeals for the Federal Circuit have ruled on patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.
Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information.
We consider proprietary trade secrets, confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets or confidential know-how to protect our technology, especially where patent protection is believed to be of limited value. However, trade secrets and confidential know-how are difficult to maintain as confidential.
To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors, and advisors to enter into confidentiality agreements with us. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Furthermore, if a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.
Failure to obtain or maintain trade secrets or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets or confidential know-how.
Under certain circumstances, we may also decide to publish some know-how to attempt to prevent others from obtaining patent rights covering such know-how.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO, the EPO and national patent offices in several stages over the lifetime of the patent. The USPTO, the EPO and various foreign governmental patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors or collaboration partners fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have an adverse effect on our business.
Risks Related to Our Employee Matters, Managing Our Growth and Other Risks Relating to Our Operations
Our business and operations may be adversely affected by economic downturns, inflation, increases in interest rates, natural disasters, public health crises, political crises, geopolitical events or other macroeconomic conditions, which could negatively impact our business and financial performance.
The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including, among other things, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, supply chain shortages, increases in inflation rates, higher interest rates and uncertainty about economic stability. The U.S. Federal Reserve recently raised interest rates multiple times in response to concerns about inflation and it may raise them again. Higher interest rates, coupled with reduced government spending and volatility in financial markets may increase economic uncertainty and affect consumer spending. Any such volatility and disruptions may adversely affect our business or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more costly or more dilutive or more difficult to obtain in a timely manner or on favorable terms, if at all. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs.
Our available cash and cash equivalents are held in accounts managed by third-party financial institutions in the United States and in Europe and consist of cash in our operating accounts. At any point in time, the funds in our operating accounts at U.S. financial institutions may exceed the Federal Deposit Insurance Corporation insurance limits. Similarly, our cash balances held at financial institutions in Europe may exceed the applicable deposit guarantee limits in the relevant jurisdictions (generally €100,000 per depositor per institution under EU Directive 2014/49/EU), and we could be exposed to losses in the event of a failure of any such financial institution. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail. We can provide no assurances that access to our operating cash or invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.
International hostilities, geopolitical instability and related sanctions could adversely affect our business.
The outbreak or escalation of war, armed conflict or other international hostilities could damage the world economy, disrupt global supply chains and adversely affect our ability to advance the development of our product candidates and, if approved, commercialize them. In particular, the ongoing war between Russia and Ukraine, which began with Russia’s invasion of Ukraine in February 2022, has resulted in extensive sanctions imposed by the United States, the European Union and other countries against Russia and Belarus. These sanctions, as well as retaliatory measures by Russia, have contributed to significant volatility in global energy and commodity markets and broader macroeconomic uncertainty. In addition, the conflict in the Middle East, including hostilities involving Iran and related regional instability, has created further uncertainty in global markets and supply chains. Any escalation of these or other geopolitical conflicts could materially disrupt our operations, increase our costs and adversely affect the global economy and financial markets, which in turn could adversely affect our business, financial condition, results of operations and the price of our common shares and ADSs.
We work with a global network of collaborators, suppliers and CROs, any of which may be directly or indirectly affected by these conflicts and the resulting geopolitical instability. Although we are not currently conducting clinical trials in Ukraine or the Middle East, and our CMOs are not based in those regions, disruptions to the operations of our CROs, suppliers, and other third-party service providers in affected or neighboring regions could indirectly affect our own business and operations. The extent and duration of these conflicts, related sanctions and resulting market disruptions are impossible to predict but could be substantial. Any such disruptions may magnify the impact of other risks described in this registration statement.
Our business depends on retaining our key personnel and recruiting additional qualified personnel.
Our success depends upon the continued contributions of our key management, scientific and technical personnel, who have been instrumental for us and have substantial experience with buloxibutid and our other product candidates. The loss of key managers and senior scientists could delay our development activities, and we do not carry key person insurance. In addition, our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified management, scientific and medical personnel. Many other biotechnology and pharmaceutical companies and academic institutions that we compete with for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. Therefore, we might not be able to attract new qualified personnel or retain our key persons on conditions that are economically acceptable. Furthermore, we will need to recruit new managers and qualified scientific personnel to develop our business if we expand into fields that will require additional skills. Our inability to attract qualified personnel and retain our key persons could prevent us from achieving our objectives and implementing our business strategy, which could have a material adverse effect on our business and prospects. Given the stage of our programs and our plans to expand operations, our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior personnel across our organization.
We expect to expand our development, regulatory and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.
We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, manufacturing, regulatory affairs and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.
Our business is subject to economic, political, regulatory and other risks associated with international operations.
As a company incorporated and based in Sweden, our business is subject to risks associated with conducting business in Sweden, the United States and internationally. Accordingly, our future results could be harmed by a variety of factors, including:
•
economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;

•
geopolitical instability, including the ongoing war between Russia and Ukraine, the conflict in the Middle East and any escalation of or new armed conflicts, and the resulting impact on global supply chains, macroeconomic conditions and sanctions regimes;

•
differing regulatory requirements for product candidate approvals;

•
differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;

•
potentially reduced protection for intellectual property rights;

•
difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•
changes in non-U.S. regulations and customs, tariffs and trade barriers;

•
changes in non-U.S. currency exchange rates of the Swedish Krona, U.S. dollar, GBP, Swiss franc, Japanese yen and Euro and currency controls;

•
changes in a specific country’s or region’s political or economic environment;

•
trade protection measures, import or export licensing requirements or other restrictive actions by governments;

•
differing reimbursement regimes and price controls in certain international markets;

•
negative consequences from changes in tax laws;

•
compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of stock options granted under our employee stock plan or equity incentive plan;

•
workforce uncertainty in countries where labor unrest is more common than in the United States;

•
difficulties associated with staffing and managing international operations, including differing labor relations;

•
an outbreak of a contagious disease, such as coronavirus, which may cause us or our distributors, third-party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

•
production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•
business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our common shares.
The United Kingdom’s withdrawal from the European Union on January 31, 2020, commonly referred to as Brexit, has changed the regulatory relationship between the United Kingdom and European Union. The Medicines and Healthcare products Regulatory Agency, or the MHRA, is now the United Kingdom’s standalone regulator for medicinal products and medical devices. Great Britain (England, Scotland and Wales) is now a third country to the European Union. Northern Ireland will, with regard to EU regulations, continue to follow EU regulatory rules for now.
Marketing authorizations in the United Kingdom are governed by the Human Medicines Regulations (SI 2012/1916), as amended. Since January 1, 2021, an applicant for the EU centralized procedure marketing authorization can no longer be established in the United Kingdom. As a result, since this date, companies established in the United Kingdom cannot use the EU centralized procedure and instead must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain a marketing authorization to market products in the United Kingdom. All existing EU marketing authorizations for centrally authorized products were automatically converted or grandfathered into UK marketing authorization, effective in Great Britain only, free of charge on January 1, 2021, unless the marketing authorization holder opted-out of this possibility. Northern Ireland currently remains within the scope of EU authorizations in relation to centrally authorized medicinal products. Accordingly, until the Windsor Framework is implemented in Northern Ireland on January 1, 2025, products falling within the scope of the EU centralized procedure can only be authorized through UK national authorization procedures in Great Britain.
The MHRA has also introduced changes to national marketing authorization procedures. This includes introduction of procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment route, a rolling review procedure and the International Recognition Procedures which entered into application on January 1, 2024. Since January 1, 2024, the MHRA may also rely on the International Recognition Procedure, or IRP, when reviewing certain types of marketing authorization applications. This procedure is available for applicants for marketing authorization who have already received an authorization for the same product from a reference regulator. These include the FDA, the EMA, and national competent authorities of individual EEA countries. A positive opinion from the EMA and CHMP, or a positive end of procedure outcome from the mutual recognition or decentralized procedures are considered to be authorizations for the purposes of the IRP.
There is no pre-marketing authorization orphan designation for medicinal products in the United Kingdom. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding marketing authorization application. The criteria are essentially the same as those in the European Union but have been tailored for the market. This includes the criterion that prevalence of the condition in Great Britain, rather than the European Union, must not be more than five in 10,000. Upon the grant of a marketing authorization with orphan status, the medicinal product will benefit from up to 10 years of market exclusivity from similar products in the approved orphan indication. The start of this market exclusivity period will be set from the date of first approval of the product in Great Britain.
Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is derived from EU Directives and Regulations, Brexit could materially impact the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom or European Union, now that UK legislation has the potential to diverge from EU legislation. There is no assurance that the United Kingdom will seek to align its regulations with the European Union in the future. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be impacted.
All of these changes could increase our costs and otherwise adversely affect our business. Any delay in obtaining, or an inability to obtain, any marketing approvals for our product candidates, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom or European Union and restrict our ability to generate revenue and achieve and sustain profitability. In addition, we may be required to pay taxes or duties or be subjected to other hurdles in connection with the importation of our product candidates into the European Union. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom or European Union for our product candidates, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business. Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the impacted nations and the United Kingdom.
Exchange rate fluctuations may materially affect our results of operations and financial condition.
Due to the international scope of our operations, our assets, earnings and cash flows are affected by fluctuations in the exchange rates of several currencies, particularly the Swedish Krona, the U.S. dollar and the Euro. The functional currency of Vicore Pharma Holding AB and our consolidated subsidiaries is the Swedish Krona, and a significant portion of our operating expenses are paid in Swedish Krona, U.S. dollars, Euros and British pounds sterling, or GBP.
Additionally, although we are based primarily in Sweden, we may receive payments from our business partners in U.S. dollars and Euros, and we regularly acquire services, consumables and materials in U.S. dollars and Euros. Further, potential future revenue may be derived from the United States, countries within the Euro zone and various other countries around the world. These future revenues may also be affected by fluctuations in foreign exchange rates which may, in turn, have a significant impact on our results of operations and cash flows from period to period. As a result, to the extent we continue our expansion on a global basis, we expect that increasing portions of our revenue, cost of revenue, assets and liabilities will be affected by fluctuations in currency valuations. We may, therefore, experience economic loss and a negative impact on earnings or net assets solely as a result of currency exchange rate fluctuations.
If our information technology systems, or those of third parties upon which we rely, or our data are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, and other adverse consequences.
In the ordinary course of our business, we, and the third parties upon which we rely, may collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property, and trade secrets (collectively, sensitive information).
Cyberattacks, malicious internet-based activity, and online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.
Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties upon which we rely, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. For example, we have operations and third parties upon which we rely to support our business located in unstable regions and regions experiencing (or expected to experience) geopolitical or other conflicts.
We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, and telecommunications failures, attacks enhanced or facilitated by AI, and other similar threats.
In particular, severe ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Our partially remote workforce poses increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.
We rely upon third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers, quality assurance, medical affairs and pharmaceutical promotion compliance tools and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third party infrastructure in our supply chain or our third-party partners’ supply chains has not been compromised.
Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information. A security incident or other interruption could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their information technology systems could also have a material adverse effect on our business. To the extent that any security incident or interruption were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our future product candidates could be delayed.
We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information. While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Despite our efforts to identify and address vulnerabilities, if any, in our information technology systems, our efforts may not be successful. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.
Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents, including affected individuals, regulators, and investors, of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may negatively impact our ability to grow and operate our business.
Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.
Artificial intelligence presents risks and challenges that can impact our business including by posing security risks to our confidential information, proprietary information, and personal data.
Issues in the development and use of artificial intelligence, combined with an uncertain and evolving regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations. As with many technological innovations, artificial intelligence presents risks and challenges that could impact our business. Additionally, our vendors and suppliers may incorporate generative artificial intelligence tools into their offerings without disclosing this use to us, and the providers of these generative artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection, which may inhibit our or our vendors’ and suppliers’ ability to maintain an adequate level of service and experience. Additionally, we expect to see increasing government and supranational regulation related to artificial intelligence use and ethics, which may also significantly increase the burden and cost of research, development and compliance in this area. A number of states have proposed or adopted laws regulating the use of artificial intelligence in health care, including laws requiring specific consent from patients.
Similarly, the European Union’s Artificial Intelligence Act, or the AI Act, the world’s first comprehensive law regulating the development and use of artificial intelligence, was entered into force on August 1, 2024 and, with some exceptions, will become fully effective from August 2, 2026. The AI Act regulates artificial intelligence systems based on risk level, has extraterritorial reach in certain circumstances, and imposes obligations on providers, manufacturers, importers, distributors, and deployers of artificial intelligence systems. The AI Act also prohibits certain uses of artificial intelligence. Likewise, in the United States, several states have passed laws that will take effect in 2026 to regulate various uses of artificial intelligence, including to make consequential decisions, and legislation specific to use of artificial intelligence in health care. In addition, various federal regulators have issued guidance and focused enforcement efforts on the use of AI in regulated sectors. If we develop or use artificial intelligence systems governed by these rapidly developing laws or regulations, we may need to meet higher standards of data quality, transparency, monitoring, and human oversight, and we may need to adhere to specific and potentially burdensome and costly ethical, accountability, and administrative requirements, with the potential for significant enforcement or litigation in the event of any perceived non-compliance.

If we, our vendors, our suppliers, or our third-party partners experience an actual or perceived breach of privacy or other cybersecurity incident because of the use of generative artificial intelligence, we may lose valuable intellectual property, personal information, and confidential information, and our reputation and the public perception of the effectiveness of our privacy and security measures could be harmed. These events could also result in obligations pursuant to, and subject us to liability under, applicable laws and contracts that we have entered into. Further, bad actors around the world are using increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information, and adversely impact our business.
We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, industry standards, and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions, litigation (including class claims) and mass arbitration demands, fines and penalties, a disruption of our business operation, reputational harm, and other adverse business consequences.
In the ordinary course of our business, we process personal data and other sensitive information. Our data processing activities subject us, and any potential collaborators, numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf.
In the United States, federal, state, and local governments have enacted numerous data privacy and security laws and regulations, including health information privacy laws, data breach notification laws, personal data privacy laws, and consumer protection laws, including Section 5 of the Federal Trade Commission Act could apply to our operations or the operations of our collaborators. For example, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. We may obtain health information from third parties, including research institutions from which we obtain clinical trial data, that are subject to privacy and security requirements under HIPAA, as amended by HITECH. To the extent that we act as a business associate to a healthcare provider engaging in electronic transactions, we may also be subject to the privacy and security provisions of HIPAA, as amended by HITECH, which restricts the use and disclosure of protected health information, mandates the adoption of standards relating to the privacy and security of protected health information, and requires the reporting of certain security breaches to healthcare provider customers with respect to such information. Additionally, many states have enacted similar laws that may impose more stringent requirements on entities like ours. Depending on the facts and circumstances, we could be subject to significant civil, criminal, and administrative penalties if we violate HIPAA.
In the past few years, numerous U.S. states-including California, Virginia, Colorado, Connecticut, and Utah-have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, or the CCPA, as amended by the California Privacy Rights Act of 2020 or CPRA, and, collectively, CCPA, applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA increases compliance costs and potential liability with respect to other personal data we maintain about California residents. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely.
Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the EU’s General Data Protection Regulation, or EU GDPR, and the United Kingdom’s GDPR, or UK GDPR, Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or LGPD) (Law No. 13,709/2018), and China’s Personal Information Protection Law or PIPL impose strict requirements for processing personal data. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions, fines of up to €20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of a company’s global annual revenues, whichever is greater, or private litigation related to processing of personal data brought by classes of data subjects, or consumer protection organizations authorized at law to represent their interests. There has been limited enforcement of the GDPR to date, particularly in pharmaceutical development, so we face uncertainty as to the exact interpretation of the new requirements on our trials and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law. Relatedly, following the United Kingdom’s withdrawal from the EU, the GDPR was implemented in the United Kingdom as the UK GDPR. which sits alongside the amended UK Data Protection Act 2018, which implements certain derogations in the EU GDPR into UK law. Under the UK GDPR, companies not established in the United Kingdom but who process personal data in relation to the offering of goods or services to individuals in the United Kingdom, or to monitor their behavior will be subject to the U.K. GDPR, the requirements of which are (at this time) largely aligned with those under the EU GDPR and as such, may lead to similar compliance and operational costs. In June of 2021, the European Commission issued a decision, which was subsequently renewed on December 19, 2025, that the United Kingdom ensures an adequate level of protection for personal data transferred under the EU GDPR from the EU to the United Kingdom, meaning that organizations in the EEA can send personal data to the UK under the EU GDPR without additional safeguards.
In addition, we may be unable to transfer personal data from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdiction have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA, and the United Kingdom have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and United Kingdom to the United States in compliance with law, such as the EEA standard contractual clauses, the United Kingdom’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and United Kingdom to the United States in compliance with law, such as the EEA standard contractual clauses, the United Kingdom’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.
If there is no lawful manner for us to transfer personal data from the EEA, United Kingdom or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we may face significant adverse consequences, including limiting our ability to conduct clinical trial activities in Europe and elsewhere, limiting our ability to collaborate with parties that are subject to such cross-border data transfer or localization laws, the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe)

at significant expense, increased exposure to regulatory actions, substantial penalties and fines, the inability to transfer data and work with partners, vendors, and other third parties, and injunctions against processing or transferring personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and United Kingdom to or other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.
Compliance with U.S. and international data privacy and security obligations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal data, as well as the providers who share this data with us, may limit our ability to collect, use and disclose the data. Claims that we have violated individuals’ privacy rights, failed to comply with data privacy and security laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.
We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. We publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.
Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires significant resources and may necessitate changes to our information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations.
If we or our third-party processors on which we rely fail, or are perceived to have failed, to address or to comply with applicable data privacy and security obligations, we could face significant consequences, including but are not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.
As a European public company with a registered office in Sweden, we will likely be subject to the sustainability disclosure requirements set out in the EU Corporate Sustainability Reporting Directive.
A growing number of investors, regulators, self-regulatory organizations and other stakeholders have expressed an interest in Environmental, Social and Corporate Governance, or ESG, matters, and are requiring more robust ESG disclosures. The related legislative landscape in the European Union has been evolving accordingly. For example, EU Directive No 2464/2022 on Corporate Sustainability Reporting, or CSRD, was

adopted and entered into force on January 5, 2023, amending the current EU Accounting Directive No 2013/34. The CSRD introduces new mandatory reporting obligations that will require the publication of audited sustainability information. The CSRD is supplemented by EU Delegated Regulation No 2023/2772 which establishes the first set of European Sustainability Reporting Standards, or ESRS, which are applicable to in-scope EU entities.
The CSRD and ESRS require certain mandatory disclosures, as well as disclosures of certain “material” sustainability matters in the company’s own operations, those of their subsidiaries and those of their value chain. The identification of material sustainability matters requires a “double materiality” assessment. This means that in-scope entities will have to assess both financial materiality (i.e., sustainability matters which generate risks or opportunities that affect, or could reasonably be expected to affect, the company’s financial position, financial performance, cash flows, access to finance or cost of capital over the short, medium or long term) and impact materiality (i.e., the company’s material actual or potential, positive or negative impacts on people or the environment over the short-, medium- and long-term). Sustainability matters are material if they satisfy one or both of these materiality tests.
The CSRD applies to entities with securities admitted to trading on an EU regulated market, as well as large EU companies, EU parents of a “large group”, and to listed EU small or medium-sized enterprises, amongst others. It will also apply to non-EU companies that have a certain threshold of EU-generated turnover and an in-scope EU subsidiary or EU branch meeting the turnover thresholds. Following the adoption of the so-called “Stop-the-Clock” Directive (Directive (EU)) 2025/794), the application of the sustainability reporting requirements has been postponed with the first mandatory sustainability reporting now expected to relate to either the 2027 or 2028 financial year, depending on the category of the company. As a result, companies subject to the CSRD are required to fulfil their reporting obligations in accordance with a revised staggered timeline. However, this exemption does not apply to companies with more than 500 employees and as of December 31, 2025 we had 37 employees, and therefore we will be able to make use of the exemption.
In response to new ESG initiatives and regulations we may voluntarily elect, or be required, to adopt strategies, policies, or procedures related to ESG matters and report on these. Reporting on ESG goals and objectives may cause us to expend significant capital and human resources and could divert management’s attention from central operational matters. Reports could also lead to the disclosure of information that may have a negative impact on our operations and reputation, which may lead to additional exposure. Conversely, ESG initiatives have faced political opposition in certain jurisdictions, including certain U.S. states, and we may face difficulty navigating competing regulatory and political expectations across the jurisdictions in which we operate. Failure to accurately comply with any ESG reporting obligations may result in enforcement actions, sanctions, reputational harm or private litigation.
The increasing use of social media platforms presents new risks and challenges.
Social media is increasingly being used to communicate about our clinical development programs and the diseases our therapeutics are being developed to treat, and we intend, in so far as is permitted by applicable laws, to utilize appropriate social media in connection with our commercialization efforts following approval of our product candidates, if any. Social media practices in the biotechnology and pharmaceutical industry continue to evolve and regulations and regulatory guidance relating to such use are evolving and not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business, resulting in potential regulatory actions against us, along with the potential for litigation related to off-label marketing or other prohibited activities and heightened scrutiny by the FDA, the SEC and other regulators, including equivalent foreign regulators. For example, patients may use social media channels to comment on their experience in an ongoing blinded clinical trial or to report an alleged adverse event. If such disclosures occur, there is a risk that trial enrollment may be adversely impacted, that we may fail to monitor and comply with applicable adverse event reporting obligations or that we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our product candidates. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website. In addition, we may encounter attacks on social media regarding our company, management, product candidates or products. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business.
Our business operations and current and future relationships with investigators, health care professionals, consultants, third-party payors and customers may be subject, directly or indirectly, to U.S. federal and state, EU or foreign jurisdictions’ healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.
Although we do not currently have any products on the market, our current and future operations may be directly, or indirectly through our relationships with investigators, health care professionals, customers and third-party payors, subject to various U.S. federal and state healthcare laws and regulations, including, without limitation, the U.S. federal Anti-Kickback Statute. Healthcare providers, including physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. These laws impact, among other things, our proposed sales, marketing and education programs and constrain our business and financial arrangements and relationships with third-party payors, healthcare professionals and others who recommend, purchase, or provide our approved products, and other parties through which we research as well as market, sell and distribute our products for which we obtain marketing approval. In addition, we may be subject to patient data privacy and security regulation by both the U.S. federal government and the states in which we conduct our business. Finally, our current and future operations are subject to additional healthcare-related statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which we conduct our business. The laws that may affect our ability to operate include:
•
the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, or FCA. The definition of the “remuneration” under the federal Anti‑Kickback Statute has been interpreted to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution; but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances;

•
federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. For example, manufacturers have been prosecuted for causing false claims to be submitted because of off-label promotion purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;
•
HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

•
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, and as amended again by the Final HIPAA Omnibus Rule, published in January 2013, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers, and business associates that perform certain services involving the use or disclosure of individually identifiable health information as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•
the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs;

•
the U.S. federal legislation commonly referred to as Physician Payments Sunshine Act, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologicals and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the CMS information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physicians assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•
analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral source, state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities, state and local laws that require the registration of pharmaceutical sales representatives, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

•
the national laws of individual EU Member States and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers. Outside the United States, interactions between pharmaceutical companies and healthcare professionals are also governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. Much like the federal Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. Furthermore, payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.
The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.
The scope and enforcement of each of these laws is subject to rapid change in the current environment of healthcare reform. In the U.S., Federal and state enforcement bodies have continued their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry.
It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant sanctions, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government funded healthcare programs, such as Medicare and Medicaid or comparable foreign healthcare programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm and the curtailment or restructuring of our operations. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially adversely affect our business. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, that person or entity may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.
Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.
Our employees, independent contractors, vendors, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.
We are exposed to the risk that our employees, independent contractors, vendors, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA, the EMA and comparable foreign regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the United States and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation.

We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business, financial condition and results of operations.
We are subject to the UK Bribery Act 2010, the U.S. Foreign Corrupt Practices Act of 1977, and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.
Our operations are subject to anti-corruption laws, including the UK Bribery Act 2010, or the Bribery Act, U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, the Swedish Penal Code, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, a financial or other advantage, or anything of value, to government officials or other persons to induce them to improperly perform a relevant function or activity (or reward them for such behavior), or for any other improper purpose.
Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We, along with those acting on our behalf and our commercial partners, operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.
Compliance with the Bribery Act, FCPA and these other anti-corruption laws is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, anti-corruption laws present particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered government officials.
We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom, Sweden, and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. Exports and imports of our products must be made in compliance with these laws and regulations. Trade Control laws may also restrict or prohibit altogether the provision or supply of certain of our products to certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions, unless there are license exceptions that apply or specific licenses are obtained. In addition, as a result of the Russia-Ukraine military conflict, the United States, European Union, United Kingdom and other jurisdictions adopted a series of financial and trade sanctions in relation to Russia, Belarus, and certain Russian and Belarussian citizens and entities. Further sanctions against Russia and Belarus may be imposed by the United Kingdom, United States and other jurisdictions as the Russia-Ukraine military conflict continues. Any changes in Trade Control laws, shift in the enforcement or scope of existing Trade Control laws, or change in the countries, governments, persons, or technologies targeted by such laws and regulations, could result in the decreased ability to export our products internationally.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses. Such liabilities could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA, other anti-corruption laws or Trade Control laws could also have an adverse impact on our reputation, business, results of operations and financial condition. Further, the failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting.
We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or interruption of our business operations. Earthquakes or other natural disasters could further disrupt our operations and have a material and adverse effect on our business, financial condition, results of operations and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters or our development operations, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. Disaster recovery and business continuity plans may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. As part of our risk management approach, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our development programs may be harmed. Any business interruption may have a material and adverse effect on our business, financial condition, results of operations and prospects.
Risks Related to the Ownership of our Securities
An active, liquid and orderly market for our ADSs may not develop, or we may in the future fail to satisfy Nasdaq’s continued listing requirements and our ADSs may be delisted, and you may not be able to resell your ADSs at your purchase price or at all.
Although we have applied to list our ADSs on Nasdaq, an active trading market for our ADSs may never develop and even if an active trading market is developed, it may not be sustained. The lack of an active market may impair your ability to sell your ADSs at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling ADSs and may impair our ability to acquire other businesses or technologies using our ADSs as consideration, which, in turn, could materially adversely affect our business.
If, after listing, we fail to satisfy Nasdaq’s continued listing requirements, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our ADSs. Such a delisting would likely have a negative effect on the price of our ADSs and would impair your ability to sell or purchase our ADSs when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our ADSs to become listed again, stabilize the market price or improve the liquidity of our ADSs, prevent our

ADSs from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.
Our share price could be volatile, and you could lose all or part of your investment.
Our share price could be highly volatile. As a result of this volatility, investors may not be able to sell their ADSs at or above the price they purchased their ADSs. The market price for our ADSs may be influenced by many factors, including the other risks described in this registration statement as well as and the following:
•
results of our preclinical studies and clinical trials, if any, of our product candidates, or those of our competitors or our existing or future collaborators;

•
positive or negative results from, or delays in, testing and clinical trials by us, strategic partners or competitors;

•
delays in entering into strategic relationships with respect to development or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;

•
technological innovations or commercial product introductions by us or competitors;

•
changes or developments in laws or regulations applicable to our product candidates;

•
developments concerning proprietary rights, including patents and litigation matters;

•
public concern relating to the commercial value or safety of any of our product candidates;

•
the loss of any of our key scientific or management personnel;

•
announcements concerning our competitors or the pharmaceutical industry in general;

•
actual or anticipated fluctuations in our operating results;

•
financing or other corporate transactions;

•
publication of research reports or comments by securities or industry analysts;

•
general market conditions in the pharmaceutical industry or in the economy as a whole, including pandemics, bank failures, global armed conflicts, and related global economic uncertainty;

•
the trading volume or our ADSs on The Nasdaq Stock Market LLC or our common shares on Nasdaq Stockholm;

•
sales of our ADSs by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;

•
general economic, political, and market conditions and overall fluctuations in the financial markets in the United States or Sweden;

•
stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the pharmaceutical industry;

•
investors’ general perception of us and our business; and

•
other events and factors, many of which are beyond our control.

The stock market in general, and The Nasdaq Stock Market LLC and pharmaceutical companies like ours in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.
These and other market and industry factors may cause the market price and demand for our securities to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs at or above the price paid for the ADSs and may otherwise negatively affect the liquidity of the ADSs. In addition, the stock market in general, and pharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.
We will incur increased costs as a result of operating as a U.S.-listed public company, and our board of directors will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a U.S.-listed public company we will incur significant legal, accounting and other expenses that we do not incur as a public company listed on Nasdaq Stockholm. The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Nasdaq’s listing requirements and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our board of directors and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.
However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we are required to furnish a report on our internal control over financial reporting. However, as an emerging growth company, we are not currently required to include an attestation report on our internal control over financial reporting issued by our independent registered public accounting firm. We will be required to provide such an attestation once we cease to qualify as an emerging growth company. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.
We have no present intention to pay dividends on our common shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of the ADSs or common shares, as applicable, appreciates.
We have no present intention to pay dividends in the foreseeable future. Any recommendation by our board of directors to pay dividends will depend on many factors, including our financial condition (including losses carried-forward), results of operations, legal requirements, and other factors. Furthermore, pursuant to Swedish law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory accounts prepared in accordance with Swedish accounting rules. If the price of the ADSs or the common shares declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our ADSs.
We have identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
We identified a material weakness in our internal control over financial reporting related to IT general controls (“ITGCs”), specifically related to the enterprise resource planning system that we used as our primary financial reporting system through December 31, 2025 (the “Old ERP System”). The Old ERP System did not have a SOC-1 report, and the Company did not maintain (i) sufficient user access controls to ensure appropriate segregation of duties and to restrict access to financial applications, programs and data to only authorized users, (ii) program change management controls to ensure that information technology program and data changes affecting financial information and underlying accounting records are appropriately authorized and implemented, and (iii) IT operation controls. Although the material weakness is contained within our IT general control environment, it caused our business process controls that are dependent on the ineffective ITGCs, or that rely on data produced from systems impacted by the ineffective ITGCs, to be deemed ineffective.
We have taken steps designed to remediate the identified material weakness. In particular, effective January 1, 2026, we transitioned from the Old ERP System to a new ERP system (the “New ERP System”), which is expected to support proper segregation of duties and privileged access management, proper authorization and implementation of program changes, and appropriate IT operation controls within our control environment.
We cannot assure you that the measures we have taken to date, and measures we plan to implement, will be sufficient to remediate the control deficiencies that led to the identified material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses in the future, or otherwise fail to maintain an effective system of internal controls, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and the market price of our ADSs may decline as a result.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, investors could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs.

Pursuant to Section 404, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting. As an emerging growth company, we are not currently required to include an attestation report on our internal control over financial reporting issued by our independent registered public accounting firm. Once we cease to qualify as an emerging growth company, we will be required to provide such an attestation, and any inability of our independent registered public accounting firm to issue an unqualified opinion on the effectiveness of our internal controls could adversely affect investor confidence in the reliability of our financial statements. Based upon our evaluation as of December 31, 2025, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), were effective. We may in the future discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Moreover, our internal controls over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If we are unable to assert that our internal control over financial reporting is effective, investors could lose confidence in the reliability of our financial statements, the market price of our common shares could decline, and we could be subject to sanctions or investigations by The Nasdaq Stock Market LLC, the SEC or other regulatory authorities.
Concentration of ownership of our common shares (including common shares in the form of ADSs) among our principal shareholders may prevent new investors from influencing significant corporate decisions.
Our greater than five percent shareholders and their affiliates beneficially own approximately 32.6% of our outstanding common shares (including common shares in the form of ADSs) as of December 31, 2025. Depending on the level of attendance at our general meetings of shareholders, these shareholders either alone or voting together as a group may be in a position to determine or significantly influence the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of board members, certain decisions relating to our capital structure, and the approval of certain significant corporate transactions. Among other consequences, this concentration of ownership may prevent or discourage unsolicited acquisition proposals that you may believe are in your best interest as one of our shareholders. Some of these persons or entities may have interests different than yours. For example, to the extent certain shareholders purchased their common shares or ADSs at prices below those at which other shareholders purchased theirs and have held their common shares for a longer period, they may be more interested in selling our company to an acquirer than other investors or they may want us to pursue strategies that deviate from the interests of other shareholders.
Currently, we are not aware that any of our existing shareholders have entered or will enter into a shareholders’ agreement with respect to the exercise of their voting rights. Nevertheless, depending on the level of attendance at our general meetings of shareholders, or the General Meeting, these significant shareholders could, alone or together, have the ability to determine the outcome of decisions taken at any such General Meeting. Any such voting by these shareholders may not be in accordance with our interests or those of our shareholders. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of the ADSs.
Fluctuations in exchange rates may increase the risk of holding ADSs and common shares.
Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly the Swedish Krona, U.S. dollar, Swiss franc, Japanese yen, Euro and GBP. The functional and reporting currency of Vicore Pharma Holding AB and our consolidated subsidiaries is the Swedish Krona, and some of our operating expenses are paid in Swedish Krona, but we also receive payments and pay expenses in U.S. dollars and Euros. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the price of the ADSs and common shares on The Nasdaq Stock Market LLC and Nasdaq Stockholm, respectively, may be affected by fluctuations in foreign exchange rates between these currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period.
Moreover, because our common shares currently trade on Nasdaq Stockholm in Swedish Krona, and the ADSs will trade on The Nasdaq Stock Market LLC in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Swedish Krona may result in temporary differences between the value of the ADSs and the value of our common shares, which may result in heavy trading by investors seeking to exploit such differences.
Holders of ADSs are not treated as holders of our common shares.
Holders of ADSs are not treated as holders of our common shares unless they withdraw the common shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the common shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our common shares, other than the rights that they have pursuant to the deposit agreement. See “Item 12. Description of Securities Other Than Equity Securities — D. American Depositary Shares.”
Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying common shares.
ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or a governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying common shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying common shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of common shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our common shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying common shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of common shares or other deposited securities. See “Item 12. Description of Securities Other Than Equity Securities — D. American Depositary Shares.”
Holders of ADSs will not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise your right to vote.
Except as described in this registration statement and the deposit agreement, which will be filed as an exhibit to this registration statement, holders of the ADSs will not be able to exercise voting rights attaching to the common shares represented by the ADSs. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary to vote the common shares underlying their ADSs. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the common shares underlying their ADSs to vote them in person or by proxy in accordance with applicable laws and regulations and our articles of association. Even so, ADS holders may not know about a meeting far enough in advance to withdraw those common shares. If we ask for the instructions of holders of the ADSs, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the common shares underlying their ADSs. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that it holds our common shares as of the record date set for such meeting and otherwise complies with our articles of association. In addition, the depositary’s liability to ADS holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or us if their common shares are not voted as they have requested or if their common shares cannot be voted.
Claims of U.S. civil liabilities may not be enforceable against us.
We are incorporated under Swedish law. Certain members of our board of directors and senior management are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.
The United States and Sweden do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Sweden. In addition, uncertainty exists as to whether the courts in Sweden would entertain original actions brought in Sweden against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would not be automatically recognized. Instead, new proceedings would need to be initiated before the competent court in Sweden. However, a judgment obtained in the United States may still have a strong evidentiary weight in the Swedish proceedings, depending on the circumstances and the assessment of the court. If a Swedish court gives judgment for the sum payable under a U.S. judgment, the Swedish judgment will be enforceable by methods generally available for this purpose. As a result, U.S. investors may not be able to enforce against us or certain of our directors any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.
We qualify as a foreign private issuer and, as a result, we are exempt from certain U.S. securities laws and will be subject to reporting obligations under the Exchange Act that differ from, and in some cases are less detailed or less frequent than, those applicable to U.S. domestic public companies. In addition, the SEC is currently evaluating the definition and regulatory framework applicable to foreign private issuers, and any changes to that framework could result in the loss of our foreign private issuer status or otherwise increase our compliance obligations.
We qualify as a foreign private issuer and, as a result, we are exempt from certain U.S. securities laws and will be subject to reporting obligations under the Exchange Act that differ from, and in some cases are less detailed or less frequent than, those applicable to U.S. domestic public companies. In addition, the SEC is currently evaluating the definition and regulatory framework applicable to foreign private issuers, and any changes to that framework could result in the loss of our foreign private issuer status or otherwise increase our compliance obligations.
After our listing on Nasdaq, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that apply to U.S. domestic public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports regarding their stock ownership and trading activities and imposing liability for insider trading based on short-swing profits; and (iii) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q and current reports on Form 8-K upon the occurrence of specified significant events. In addition, as a foreign private issuer, we are permitted to file our annual report on Form 20-F up to 120 days after the end of each fiscal year, compared to the 75-day deadline applicable to accelerated U.S. domestic filers, and we are exempt from Regulation Fair Disclosure, which is intended to prevent selective disclosure of material non-public information.
However, the SEC has publicly indicated that it is reviewing and evaluating aspects of the foreign private issuer regime, including the definition of a foreign private issuer and the regulatory accommodations available to such issuers. Any changes resulting from this review could alter the criteria for qualifying as a foreign private issuer, modify the reporting or governance accommodations currently available to foreign private issuers or otherwise impose additional requirements on companies that rely on foreign private issuer status. If the SEC adopts changes that cause us to lose our foreign private issuer status or that otherwise narrow the accommodations available to foreign private issuers, we would become subject to more extensive U.S. reporting, compliance and corporate governance obligations. This could increase our legal, accounting and compliance costs, require significant management attention and subject our directors, officers and shareholders to additional U.S. regulatory requirements. As a result of the foregoing, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers, and future changes to the SEC’s foreign private issuer framework could further affect the regulatory regime applicable to us.
As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we will rely on certain home country governance practices rather than the corporate governance requirements of Nasdaq.
We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow Swedish law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq. For example, we intend to follow home country practice in lieu of Nasdaq regulations that require a listed U.S. company to satisfy (i) the minimum quorum requirement for a meeting of shareholders, (ii) the requirement that non-management directors meet on a regular basis without management present and (iii) the requisite composition of the nominating and corporate governance committee.
In accordance with our Nasdaq listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act. Because we are a foreign private issuer, however, our audit committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent” using more stringent criteria than those applicable to us as a foreign private issuer. Furthermore, Nasdaq’s corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of common shares, which we are not required to follow, and do not intend to follow, as a foreign private issuer. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.
We may in the future lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. We are required to evaluate our foreign private issuer status as of June 30 of each year. If we lose foreign private issuer status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. In addition, the regulatory environment for foreign private issuers in the United States has been subject to increasing scrutiny. On June 4, 2025, the SEC published a Concept Release soliciting public comment on potential amendments to the definition of ‘foreign private issuer’ under the Exchange Act, including proposals that could update eligibility criteria, impose foreign trading volume requirements, or assess the robustness of home-country regulation. Any such changes, if adopted, could affect our eligibility to report as a foreign private issuer and could subject us to the more extensive reporting and governance requirements applicable to U.S. domestic issuers, which would significantly increase our compliance costs. Separately, on December 18, 2025, the Holding Foreign Insiders Accountable Act, or HFIAA, was signed into law, eliminating the exemption from Section 16(a) of the Exchange Act that had previously applied to officers and directors of foreign private issuers with respect to reporting obligations. Unless exempt, beginning on March 18, 2026, officers and directors of foreign private issuers are required to file reports on Forms 3, 4 and 5 with the SEC disclosing their beneficial ownership of, and transactions in, our equity securities. Under a recently issued SEC exemptive order, our directors and executive officers are not subject to the reporting obligations, provided we maintain compliance with the EU Market Abuse Regulation requirements relating to the reporting and public disclosure of director and officer’s beneficial ownership of, and transactions in, our equity securities. Furthermore, HFIAA does not extend to 10% beneficial owners, who remain exempt from Section 16, and does not subject our officers and directors to the short-swing profit disgorgement provisions of Section 16(b) or the short-sale prohibitions of Section 16(c), which continue to be inapplicable to foreign private issuers. Nevertheless, if these new reporting requirements become applicable to us, it will increase the compliance burden on our officers and directors and could expose them to liability for inadvertent reporting violations. The SEC has also established a Cross-Border Enforcement Task Force focused on fraud involving non-U.S. issuers, reflecting a broader trend toward heightened enforcement activity with respect to foreign private issuers. These developments, taken together, represent a significant narrowing of the accommodations historically available to foreign private issuers and could increase our compliance costs, regulatory exposure and the administrative burden on our management team. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our management team.
We expect to be an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies,” this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We expect to be an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act, or JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our securities held by non-affiliates exceeds $700 million as of the end of any second quarter of a fiscal year, in which case we would no longer be an emerging growth company as of the last day of such fiscal year. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities, and the trading prices of our securities may be more volatile.
If securities or industry analysts cease coverage of us, or publish inaccurate or unfavorable research about our business, the price of the ADSs and our trading volume could decline.
The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. Securities or industry analysts may elect not to provide research coverage of our ADSs, and such lack of research coverage may negatively impact the market price of our ADSs. If one or more of the analysts who cover us downgrade the ADSs or publish inaccurate or unfavorable research about our business, the price of the ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the ADSs could decrease, which might cause the price of the ADSs and trading volume to decline.
Holders of ADSs may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.
The deposit agreement governing the ADSs representing our common shares provides that, to the fullest extent permitted by applicable law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our common shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver of the right to a jury trial in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.
If we or the depositary oppose a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. The enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in a different outcome than a trial by jury would have had, including results that could be less favorable to the plaintiffs in any such action.
Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or our ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
We may be a “passive foreign investment company,” or a PFIC, which could result in material adverse U.S. tax consequences if you are a U.S. investor.
Based on our analysis of our income, assets, activities, and market capitalization, we believe that we may be a PFIC for our taxable year ending December 31, 2025. Because PFIC status is a fact specific determination that generally cannot be made until the close of the taxable year in question, and because the calculation of the value of our non-cash assets may be based in part on the value of our common shares or ADSs, the value of which may fluctuate considerably, our PFIC status may change from year to year. Likewise, it is difficult to predict whether we will be a PFIC for the current taxable year or any future year, and no assurance can be given that we will not be a PFIC for our current taxable year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current year or any future year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in us being treated as a PFIC. Our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, the current, or any future taxable year.

Under the Internal Revenue Code of 1986, as amended, we will be a PFIC for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average percentage of our gross assets (determined under applicable Treasury Regulations) consists of assets that produce, or are held for the production of, passive income. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below in “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Consequences”) holds our common shares, or ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements. Each U.S. Holder is strongly urged to consult its tax advisor regarding these issues. For further discussion of the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see “Item 10. Additional Information — E. Taxation —  Certain United States Federal Income Tax Consequences.”
If a U.S. person is treated as owning at least 10% of our common shares or ADSs, such holder may be subject to adverse U.S. federal income tax consequences.
If a U.S. Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our common shares or ADSs, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our corporate group, if any. A controlled foreign corporation is any foreign corporation in which more than 50% of the total combined voting power of classes of voting stock or the total value of the corporation is owned (or treated as owned) by United States shareholders. Because our corporate group currently includes one or more U.S. subsidiaries, our non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation.
Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our common shares or ADSs.
Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.
Our tax treatment is subject to changes in tax laws, regulations and treaties, or, in each case, the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, as well as tax policy initiatives and reforms related to the Organization for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting Project (including “BEPS 2.0”), the European Commission’s state aid investigations, and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received, or (in the specific context of withholding tax) dividends paid. In addition, on October 8, 2021, the OECD announced an agreement by members of the Inclusive Framework delineating an implementation plan for a 15% global minimum tax (commonly referred to as “Pillar Two”), and on December 20, 2021, the OECD released model rules for domestic implementation. Since that time, the European Union and a number of other jurisdictions have enacted legislation implementing the Pillar Two global minimum tax, and additional jurisdictions are expected to follow. The United States has not adopted Pillar Two implementing legislation. On July 4, 2025, the One Big Beautiful Bill Act, or OBBBA, was

signed into law in the United States. The OBBBA includes, among other provisions, changes to the tax treatment of certain international income and modifications to R&D tax credit rules, which may affect the interaction between U.S. tax rules and the Pillar Two framework and could have implications for our tax position. We are evaluating the impact of the OBBBA on our tax position and overall financial condition. To the extent the OBBBA or subsequent U.S. legislative or administrative actions affect the taxation of our U.S. subsidiaries, our intercompany arrangements, or the interaction between U.S. tax rules and the OECD Pillar Two framework, our effective tax rate and financial results could be adversely affected. We are unable to predict what additional tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies, or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden, and cost of tax compliance.
Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.
A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, a tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
Under Swedish corporate law, except in certain limited circumstances, which require at a minimum that a proposal for special review of accounts or a review of a specific item/topic as defined by shareholders requesting such review, has been supported by a minimum of 10% of the shareholders voting and being present at a general meeting, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of such shareholder’s shareholdings, may do so. Shareholders of a Swedish limited company are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of board member/management liability under limited circumstances. In addition, a majority of our shareholders may release a member of our board of directors or our executive management from any claim of liability we may have, including if such board member or manager has acted in bad faith or has breached his or her duty of loyalty. However, a shareholder may bring a derivative action on behalf of our company against, among other persons, a member of our board of directors or our executive management, provided that the circumstances of the act or omission giving rise to the claim of liability were not known to the shareholders at the time of such shareholder resolution, or if shareholders representing at least 10% of the share capital represented at the relevant general meeting have opposed such shareholder resolution. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a board member from liability altogether if such board member has acted in bad faith or has breached such board member’s duty of loyalty to our company. Additionally, distribution of dividends from Swedish companies to foreign companies and individuals can be subject to non-refundable withholding tax, and not all receiving countries allow for deduction. See “Item 10. Additional Information — E. Taxation — Material Swedish Tax Considerations” for a more detailed description of the withholding tax. Also, the rights as a creditor may not be as strong under Swedish insolvency law as under U.S. law or other insolvency law, and consequently creditors may recover less in the event our company is subject to insolvency compared to a similar case including a U.S. debtor. In addition, the use of the tax asset consisting of the accumulated tax losses requires that we are able to generate positive taxable income and the use of tax losses carried forward to offset against future income is subject to certain restrictions and can be restricted further by future amendments to Swedish tax law. Finally, Swedish corporate law may not provide appraisal rights in the case of a business combination equivalent to those generally afforded a shareholder of a U.S. company under applicable U.S. laws. As a result of these differences between Swedish corporate law and our articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as an equity holder of our company than you would as a shareholder of a U.S. company.
Holders of the ADSs will not be able to exercise the pre-emptive subscription rights related to the common shares that they represent and may suffer dilution of their equity holding in the event of future issuances of our common shares.
Under the Swedish Companies Act, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration only and not in the event of issuance of common shares against non-cash contribution or debt conversion. Shareholders’ pre-emptive subscription rights, in the event of issuances of common shares against cash payment, may be disapplied by a resolution of the shareholders at a general meeting of our shareholders and/or the common shares may be issued on the basis of an authorization granted to the board of directors pursuant to which the board may disapply the shareholders’ pre-emptive subscription rights. The absence or waiver of pre-emptive rights for existing equity holders may cause dilution to such holders.
Furthermore, the ADS holders would not be entitled, even if such rights accrued to our shareholders in any given instance, to receive such pre-emptive subscription rights related to the common shares that they represent. Rather, the depositary is required to endeavor to sell any such subscription rights that may accrue to the common shares underlying the ADSs and to remit the net proceeds therefrom to the ADS holders pro rata. In addition, if the depositary is unable to sell rights, the depositary will allow the rights to lapse, in which case you will receive no value for these rights. Further, if we offer holders of our common shares the option to receive dividends in either cash or common shares, under the deposit agreement, ADS holders will not be permitted to elect to receive dividends in common shares or cash, but will receive whichever option we provide as a default to shareholders who fail to make such an election.
We are a Swedish company with limited liability. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.
We are a Swedish company with limited liability. Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Sweden. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board is required by Swedish law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders.
The dual listing of our common shares and the ADSs following the U.S. listing may adversely affect the liquidity and value of the ADSs.
Our ADSs will be listed on The Nasdaq Stock Market LLC, and our common shares are listed on Nasdaq Stockholm. Trading of the ADSs or common shares, as applicable, in these markets will take place in different currencies (U.S. dollars on Nasdaq and Swedish Kronor on Nasdaq Stockholm) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Sweden). The trading prices of our common shares or ADSs, as applicable, on these two markets may differ due to these and other factors. Any decrease in the price of our common shares on Nasdaq Stockholm could cause a decrease in the trading price of the ADSs on Nasdaq. Investors could seek to sell or buy our common shares or ADSs to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both the trading prices on one exchange and the common shares or ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying common shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs. We cannot predict the effect of this dual listing on the value of our common shares and the ADSs. However, the dual listing of our common shares and the ADSs may reduce the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States.
We could be subject to securities class action litigation or other litigation matters.
From time to time, we may become involved in certain litigation matters. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant securities price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.
Although we intend to vigorously defend our interests in any litigation matters, there is no guarantee that we will be successful and we may have to pay damages awards or otherwise may enter into settlement arrangements in connection with such matters.
Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our ADSs. Even if we are successful in defending our interests in each matter, litigation with respect to such matters could result in substantial costs and significant adverse impact on our reputation and divert management’s attention and resources, which could have a material adverse effect on our business, operating results or financial condition.
ITEM 4.   INFORMATION ON THE COMPANY
A.   History and Development of the Company
We organized as a public limited liability company in 2005 under the laws of Sweden under the name Vicore Pharma Holding AB. We are registered with the Swedish Companies Registration Office under registration number 556680-3804. Our common shares are listed on Nasdaq Stockholm under the symbol “VICO.” We have applied to list our common shares, in the form of ADSs, on Nasdaq under the symbol “VCRE.” The listing of our common shares, in the form of ADSs, on Nasdaq is dependent upon satisfaction of all necessary listing requirements.
Our corporate mailing headquarters are located at Kornhamnstorg 53, SE-111 27 Stockholm, Sweden, and our mailing address is Postbox 14, SE-414 52 Gothenburg, Sweden. Our telephone number is +46 (0) 31 788 05 60. Our agent for service of process in the United States is Vicore Pharma US, Inc. with an address at One Broadway, 14th Floor, Cambridge, MA 02142, USA. Our website address is www.vicorepharma.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website is not part of this registration statement on Form 20-F or incorporated by reference herein. All information we file with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov.
We operate through subsidiaries, including Vicore Pharma AB which was founded in 2001, and offices in multiple jurisdictions. Our operations include offices in Stockholm, Sweden; Hørsholm, Denmark; and Cambridge, Massachusetts in the United States.
See “— B. Business Overview” (below) for a discussion of significant events and developments relating to our business and “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for a discussion of our capital expenditures.
B.   Business Overview
We are a clinical-stage pharmaceutical company developing therapeutics for respiratory and fibrotic diseases. Our lead product candidate, buloxibutid (C21), is an oral small molecule angiotensin II type 2, or AT2 receptor agonist, or ATRAG, which has received Orphan Drug and Fast Track designations from the

United States Food and Drug Administration, or FDA, and is currently being investigated in the global 52-week Phase 2b ASPIRE trial in idiopathic pulmonary fibrosis, or IPF.
Our drug development programs are based on the AT2 receptor, which is part of the renin-angiotensin system, or RAS. The RAS is a hormone system that regulates blood pressure and water balance. While drugs that block the RAS by targeting the angiotensin II type 1, or AT1, receptor (such as ACE inhibitors and angiotensin receptor blockers) have been widely used clinically to treat high blood pressure and reduce mortality in patients with myocardial infarction and heart failure, our approach targets the AT2 receptor. The AT2 receptor is regarded as the “protective” receptor of the RAS. In contrast to the ubiquitous AT1 receptor, which causes contraction of blood vessels and raised blood pressure when stimulated, the AT2 receptor is predominantly expressed during embryonic development and, in adults, is mainly expressed after injury and in different disease states. AT2 receptor agonism drives an endogenous system that is constitutively expressed in the lung, primarily on alveolar epithelial type 2 cells, or AEC2s, and is further upregulated in idiopathic pulmonary fibrosis, or IPF. AT2 receptor agonism was associated with resolution of alveolar damage and fibrosis in pre-clinical lung fibrosis disease models and beneficial effects were also observed in pulmonary hypertension models. Based on extensive academic literature and preclinical and translational data generated by us, AT2 receptor agonism could also play an important role in a wide range of fibrotic diseases, such as the broader set of interstitial lung diseases, or ILDs, chronic kidney disease, and various cardiovascular diseases.
Our Pipeline
Vicore’s lead program, buloxibutid, is an oral small molecule AT2 receptor agonist, which has received Orphan Drug and Fast Track designation from FDA and is currently being investigated in a global 52-week Phase 2b trial in IPF, ASPIRE.
Buloxibutid (C21)
Buloxibutid is our lead product candidate in a new class of drugs — ATRAGs. Buloxibutid is an orally available low molecular weight AT2 receptor agonist being developed for the treatment of IPF.
Our Strategy
Our goal is to develop and ultimately commercialize a broad portfolio of product candidates based on our expertise in AT2 receptor biology, with the potential to address significant unmet needs in respiratory, fibrotic, and other diseases. Our strategy to achieve this goal is as follows:
•
Complete the Phase 2b ASPIRE trial and advance buloxibutid into Phase 3 development.   We are conducting the global Phase 2b ASPIRE trial evaluating buloxibutid in patients with IPF. In April 2026, we announced that we completed enrollment of the ASPIRE trial. Subject to positive results, we intend to advance buloxibutid into a Phase 3 registrational program. We are using proceeds from our prior financings to execute the ASPIRE trial and fund critical Phase 3 readiness activities.

•
Leverage regulatory designations to accelerate development timelines.   Buloxibutid has received Orphan Drug designation in the United States, European Union (referred to as Orphan Medicinal Product), and Japan, as well as Fast Track designation from the FDA. We intend to utilize applicable benefits of such designations to facilitate interactions with regulatory authorities and potentially accelerate the path to approval.

•
Expand the ATRAG pipeline through preclinical development of new candidates.   We are conducting discovery efforts to identify new AT2 receptor agonists designed to have improved properties, which may address a broad range of indications. Through our collaboration with various discovery contract research organizations, we have generated a series of novel small molecules and intend to advance lead candidates into IND-enabling studies.

•
Pursue strategic partnerships to maximize the value of the ATRAG platform.   We have demonstrated our ability to execute value-creating partnerships through our exclusive license agreement with Nippon Shinyaku for the development and commercialization of buloxibutid in Japan. The partnership leverages Nippon Shinyaku’s local expertise to address IPF, a condition with limited treatment options in Japan, enhancing our global program strategy. We may seek additional partnerships to accelerate development of pipeline assets in certain indications or geographies, or to support commercialization activities.

•
Evaluate commercialization options for buloxibutid.   We do not currently have our own marketing, sales, or distribution capabilities. As buloxibutid advances through clinical development, we intend to evaluate our options for commercialization, which may include building internal commercial infrastructure in select markets, entering into partnerships or collaborations, or a combination of both approaches.

Our Drug Development Programs
Our drug development programs are designed to target the AT2 receptor, which is part of the renin-angiotensin system. The renin-angiotensin system is a hormone system that regulates blood pressure and water balance. While drugs that block the renin-angiotensin system by targeting the AT1 receptor pathway (such as ACE inhibitors and angiotensin receptor blockers) have been widely used clinically to treat high blood pressure and reduce mortality in patients with myocardial infarction and heart failure, our approach is designed to target the AT2 receptor, which is regarded as the “protective” receptor of the renin-angiotensin system.
In contrast to the ubiquitous AT1 receptor, which causes contraction of blood vessels and raised blood pressure when stimulated, the AT2 receptor is predominantly expressed during embryonic development and, in adults, is mainly expressed after injury and in different disease states. In the lung, the AT2 receptor is constitutively expressed, primarily on alveolar epithelial type 2 cells, or AEC2s — the “alveolar repair cell” — and is upregulated in IPF lungs. Single cell analysis indicates high AT2 receptor expression on AEC2s, the progenitor cells that differentiate into alveolar epithelial type 1 cells, or AEC1, gas exchange cells. AT2 receptor expression is also present on fibroblasts, myofibroblasts, and endothelial cells, with higher expression in the diseased state compared with healthy tissue.
Figure 1.   Simplified Overview of the Renin-Angiotensin System (RAS) and AT1R/AT2R Signaling.   The classical RAS pathway generates angiotensin II, which signals through the AT1R to produce hypertensive, pro-inflammatory, and pro-fibrotic effects that are counteracted by ACE inhibitors and angiotensin II receptor blockers, while ACE2 can further cleave angiotensin into smaller peptides that activate AT2R. Activation of the AT2R by angiotensin II and other angiotensin metabolites drives anti-fibrotic, vasodilatory, and anti-inflammatory “resolution” responses.

Angiotensinogen
Renin
Angiotensin I
Angiotensin 1-9
ACE inhibitors
ACE
ACE2
Angiotensin II
Angiotensin 1-7
ARBs
ATRAGs
AT1R
AT2R
Cytoplasm
Hypertension
Fibrosis
Inflammation
Small vessel dilation
Resolution
Repair

Alveolar epithelial cells are critical for healthy lung function. The alveolar epithelium is exposed to damaging irritants in inhaled air. AEC1 is the predominant alveolar cell type and is responsible for gas exchange. AEC2 is a progenitor cell that is critical for alveolar integrity and function: it proliferates to form new AEC2, differentiates to AEC1 that need to be replaced, and produces surfactant to maintain alveolar integrity, as illustrated in Figure 2.
Figure 2.   Overview of Alveolar Epithelial Cell Biology in a Healthy Alveolus.   In an alveolus, type 1 alveolar epithelial cells (AEC1s) line the alveolar surface and facilitate gas exchange (O2/CO2). Type 2 alveolar epithelial cells (AEC2s) are precursor cells that self-renew through proliferation and differentiate into ACE1s and also produce surfactant to maintain alveolar stability and prevent alveolar collapse.

Healthy alveolus

AEC2
Proliferation
Surfactant
Differentiation
AEC1
CO2
O2
Gas exchange

AEC – Alveolar Epithelial Cell

Buloxibutid Mechanism of Action
Buloxibutid is an oral, selective AT2 receptor agonist that is believed to activate tissue-protective pathways. The following effects have been observed in preclinical studies with buloxibutid:

•
Tissue Repair and Regeneration:   Protection of precursor epithelial cells (AEC2) against apoptosis.

•
Anti-Inflammatory:   Inhibition of release of pro-inflammatory cytokines through inhibition of NF-κB signaling.

•
Anti-Fibrotic:   Protection of AEC2 and promotion of their surfactant production, reduction of TGFβ1 levels, inhibition of epithelial-mesenchymal transition (EMT) and collagen deposition, and enhancement of markers of collagen breakdown.

•
Reverses Vascular Remodeling:   Reversal of pulmonary vascular remodeling and promotion of local vasodilation through nitric oxide (NO) release.

In the alveolar compartment in the IPF lung, repeated micro-injury leads to AEC2 dysfunction, driving pathological TGFβ1 release, epithelial-mesenchymal transition, excess collagen formation, matrix metalloprotease (MMP) dysregulation, and vascular remodeling with endothelial dysfunction. The effects observed in pre-clinical and clinical studies are illustrated in Figure 3.
Figure 3.   Overview of Pathology in IPF and the Observed Effects in Pre-Clinical and Clinical Studies with Buloxibutid.   In IPF, left, repeated micro-injury drives AEC2 dysfunction, triggering TGFβ1-mediated epithelial-mesenchymal transition (EMT), excess collagen deposition, MMP dysregulation, and vascular remodeling that collectively disrupt normal alveolar architecture. Based on preclinical and clinical studies, it was observed that buloxibutid (right) was associated with restored AEC2 viability and surfactant production, normalized TGFβ1 signaling, upregulated collagenase MMPs, and promoted vasodilation.

Preclinical Data
In preclinical studies, treatment with buloxibutid was associated with reduced apoptosis in a human AEC2 cell line and an increase in surfactant protein expression in ex vivo human IPF precision-cut lung slices, as shown in Figure 4.
Figure 4.   Bleomycin-Induced Apoptosis in AEC2 Cells and Surfactant Protein Expression in Precision-Cut Lung Slices following Buloxibutid Treatment.   It was observed that following treatment with buloxibutid in bleomycin-treated human AEC2 (A549 cell line), there was a reduction in cell death in a concentration-dependent manner (from 42% to 9% across 0.001-0.1 µM). It was also observed that following treatment with 1 μM buloxibutid in ex vivo human IPF precision-cut lung slices, there was an increase in expression of surfactant proteins SP-B and SP-C by 70% and 120% versus control, respectively.
In pre-clinical studies, treatment of human IPF precision-cut lung slices with buloxibutid was also associated with a reduction in TGFβ1 and Collagen-1a1 protein levels in a dose-dependent manner, as shown in Figure 5.
Figure 5.    TGFβ1 and Collagen Protein Levels in Human IPF Precision-Cut Lung Slices (PCLuS) following Buloxibutid Treatment.   Following 144-hour exposure with buloxibutid, a reduction of TGFβ1 protein levels by 61% (at 10 µM, **p<0.01) and collagen-1a1 levels by 44% (at 1 µM, *p<0.05) was observed compared to vehicle control. A p-value is a statistical measure used to assess whether an observed difference could be due to chance; smaller p-values generally indicate stronger statistical evidence against chance, and a

p-value below 0.05 is commonly used as a threshold for statistical significance. Statistics were assessed versus vehicle control using a t-test.

TGFβ1 protein levels in PCLuS

TGFβ1 (pg/mL)
150
100
50
0
**
**
-61%
Vehicle
Buloxibutid 0.01 µM
Buloxibutid 0.1 µM
Buloxibutid 1 µM
Buloxibutid 10 µM

Collagen protein levels in PCLuS

Collagen-1a1 (pg/mL)
4000
3000
2000
1000
0
*
-44%
Vehicle
Buloxibutid 0.01 µM
Buloxibutid 0.1 µM
Buloxibutid 1 µM

Data represent averages +/- SEM of 5 separate tissue slices at each concentration, sampled after 144h exposure to buloxibutid or vehicle

Source: Vicore data on file

*$p<0.05$, **$p<0.01$, ***$p<0.001$; t-test versus vehicle

In a human lung fibroblast assay, treatment with buloxibutid was associated with inhibition of PRO-C3, a biomarker reflecting formation of type III collagen formation and fibrotic activity, as shown in Figure 6.
Figure 6.   Type III Collagen Biomarker PRO-C3 in a Human Lung Fibroblast Assay following Buloxibutid Treatment.   Using a human lung fibroblast model where IPF-like pathology was induced by incorporating a fibrotic cocktail under simulated IPF conditions over 12 days, increasing concentrations of buloxibutid was associated with reductions in PRO-C3 levels, achieving statistically significant suppression (****p<0.0001). The level of PRO-C3 suppression exceeded that of approved antifibrotic agents nintedanib and nerandomilast at concentrations of 100 – 1000 nM. Statistics were assessed by one-way analysis of variance.

Additionally, in patients treated with buloxibutid in the phase 2a AIR trial, plasma levels of the fibrolytic collagenase MMP-13 increased during the treatment period (see Phase 2a AIR Trial section). MMP-13 is an enzyme able to cleave fibrillar collagens and plays a significant role in the degradation of the extracellular matrix. Collagenase MMP dysregulation contributes to IPF pathogenesis, and in mouse models, MMP-13 deficiency has been shown to decrease collagenolytic activity, promote lung fibrosis, and attenuate fibrosis resolution.
Vascular Effects
Vascular effects (vasodilation) have been observed in a forearm blood flow trial in healthy volunteers treated with buloxibutid. Buloxibutid was associated with a vasodilatory response, with the greatest mean change in forearm blood flow from baseline (60.5%) observed at the highest buloxibutid infusion rate (200 µg/min), without reducing systemic blood pressure or causing other side effects. No severe or serious treatment-emergent adverse events were reported in this study.
In preclinical studies using the Sugen-Hypoxia rat model, clinically relevant doses of buloxibutid were associated with greater reduction compared to the Sugen-Hypoxia control than clinically relevant doses of inhaled treprostinil, a late stage product candidate, across key readouts, including right ventricular systolic pressure (RVSP), mean pulmonary artery pressure (mPAP), Fulton’s index which is a measure of right ventricular hypertrophy, wall thickness, and muscularization.
Figure 7.   Buloxibutid associated with greater reduction in key hemodynamic and vascular remodeling parameters compared to inhaled treprostinil in preclinical Sugen-Hypoxia rat pulmonary hypertension model.
Preclinical In Vivo Data in Pulmonary Fibrosis
Preclinical in vivo studies across multiple animal models of pulmonary fibrosis have generated data supporting the continued evaluation of buloxibutid in pulmonary fibrosis, as shown in Figure 8.

•
Bleomycin Model:   In bleomycin treated animals, buloxibutid treatment was associated with prevented pulmonary collagen deposition, reduced lung architecture disruption, reduced vascular remodeling and normalized cardiac function compared to control animals.

•
Monocrotaline Model:   In monocrotaline exposed animals, buloxibutid treatment demonstrated reversal of pulmonary fibrosis and prevention of right ventricular fibrosis, as well as reduced vascular remodeling and improved right heart function compared to control animals.

•
Sugen-Hypoxia Model:   In Sugen-Hypoxia exposed animals, buloxibutid treatment was associated with reversal of pulmonary fibrosis, reduced vascular remodeling, reduced RVSP and right ventricular hypertrophy, and improved hemodynamics compared to control animals.

Figure 8.   Anti-fibrotic effects associated with buloxibutid treatment in three animal models of pulmonary fibrosis.
Phase 2a AIR Trial
The Phase 2a AIR trial was a multi-center, open-label, single-arm, 36-week trial evaluating the safety and efficacy of buloxibutid 100 mg dosed twice daily in treatment-naïve patients with IPF, as confirmed by high-resolution computed tomography (HRCT). The trial enrolled 52 patients with baseline characteristics in line with other IPF trials, including a mean age of 67 years, 77% male, and a mean FVC percent predicted of 75.5%.
The primary objective of the trial was safety, assessed by the nature and frequency of adverse events. Buloxibutid was overall well-tolerated, with the majority of adverse events of mild or moderate severity. Nine treatment emergent serious adverse events (SAE) were reported in five patients (9.6%), with six SAEs in two patients having a fatal outcome (COVID-19 in one patient and pneumonitis, type 2 diabetes mellitus, kidney infection, sepsis, cardiac failure in the other patient) and three SAEs in three patients (angina pectoris, squamous cell carcinoma of the oral cavity and exacerbation of IPF). None of these SAEs were considered related to buloxibutid by the investigator. The treatment emergent severe adverse event rate was 5.8%. Buloxibutid demonstrated good gastrointestinal tolerability, with diarrhea reported in 5.8% of patients, nausea in 3.8% and vomiting in 1.9% of patients. The only identified risk of treatment with buloxibutid is mild to moderate hair loss, which was observed in 19% of participants in the Phase 2a AIR trial and generally appeared to be reversible.
Patients treated with buloxibutid in the AIR trial showed stabilized and improved lung function as measured by forced vital capacity, or FVC, over the 36-week treatment period, a secondary endpoint. At 36 weeks, a mean increase in FVC was observed of 9 mL, when imputing missing FVC data assuming a rate of decline of 180 mL per 36 weeks. Using only the observed data, mean FVC increased by 216 mL at week 36. Patient subgroups analyzed showed FVC stabilization and improvement over baseline at 36 weeks using observed data, including patients with probable UIP (321 mL improvement), patients from India (277 mL improvement), and patients with FVC percentage of predicted ≤70% at baseline (239 mL improvement).
Patients treated with buloxibutid also demonstrated a median FVC change from baseline at week 36 of +63 mL. In a post hoc analysis, it was observed that approximately 65% of patients treated with buloxibutid experienced stable or improved lung function at 36 weeks, compared to only 25% of patients treated with nintedanib and 9% of untreated patients based on historical data. In patients treated with buloxibutid, the change in FVC outperformed the expected change in FVC of both untreated patients and those treated with current standard of care at 36 weeks.
In patients treated with buloxibutid, plasma levels of the fibrolytic collagenase MMP-13 increased by up to approximately 50% from baseline during the 36-week treatment period. Additionally, plasma TGFβ1 levels showed a decreasing trend.

Synthetic Control Arm Analysis
We conducted a post-hoc analysis to further validate the findings from the 36-week Phase 2a AIR trial of buloxibutid in IPF, including a synthetic control arm (SCA) analysis using data from a large, external control database of patients diagnosed with IPF according to international guidelines. The patient database was filtered using criteria for inclusion in the Phase 2a AIR trial, requiring individuals to be age ≥ 40 years, have FVC % predicted ≥ 60%, an FEV1/FVC ratio ≥ 70%, and be treatment-naïve. The analysis then employed a rigorous matching methodology, with approximately 30,000 randomly sampled groups of 48 patients generated from filtered external control data, maintaining a 1:1 treatment-to-control ratio. Each group was matched against the treatment cohort using eight (8) baseline clinical variables, followed by univariate and multivariate tests to evaluate similarity between the sampled groups and the AIR cohort. A total of 408 of the randomly sampled groups passed the similarity tests and were accepted as external control arms.
The 408 matched synthetic control arms showed a mean FVC change of -114.8 mL, whereas patients in the AIR trial showed a mean FVC improvement of +23.2 mL at 36 weeks, with discontinued patients’ data imputed using the mean decline from the synthetic control arm. The Monte Carlo cross-validation approach demonstrated that in patients with similar core baseline parameters, patients treated with buloxibutid showed a statistically significant difference in change in FVC compared to external control FVC distribution. Notably, 99.75% of the SCAs demonstrated an FVC trajectory inferior to the AIR trial. Data related to this analysis was presented at the European Respiratory Society Congress in September 2025. Such post-hoc analyses are generally deemed to be less reliable than results from clinical trials with prespecified endpoints.
Phase 2b ASPIRE Trial
In September 2024, we initiated the global Phase 2b ASPIRE trial (NCT06588686) evaluating buloxibutid in IPF and enrolled the first patient in December 2024. The ASPIRE trial is a randomized, double-blind, placebo-controlled, parallel-group, multicenter, dose-finding trial designed in collaboration with clinical experts and patient advocacy organizations while ensuring high quality standards are maintained.
The key features of the ASPIRE trial include:
•
Randomization:   1:1:1 randomization with approximately 360 participants (120 per treatment arm) testing buloxibutid 50 mg twice daily, buloxibutid 100 mg twice daily, and placebo twice daily.

•
Treatment Duration:   52-week treatment period.

•
Global Footprint:   Approximately 120 sites across 14 countries, including the United States.

•
Primary Endpoint:    Absolute change from baseline in FVC (measured in mL) at week 52. There is no pre-specified minimum FVC change that an individual patient must achieve.

•
Key Secondary Endpoint:   Proportion of patients with disease progression up to 52 weeks.

•
Patient Population:   IPF patients stable on nintedanib or other standard of care therapy, or those not on standard of care (including patients without access, those who refused, those who are intolerant, or those who have failed prior therapy).

The ASPIRE trial is designed to evaluate the potential clinical benefit of buloxibutid, as well as further characterize the safety and tolerability profile. We believe that a therapy that demonstrates meaningful preservation of lung function with a favorable safety and tolerability profile could address the significant unmet need and commercial opportunity in the IPF treatment landscape.
The ASPIRE trial is progressing, with global enrollment on pace. We completed enrollment in April 2026.
Clinical Safety Database
Buloxibutid has an extensive safety database. Not including patients enrolled in the ongoing Phase 2b ASPIRE trial, a total of 366 trial participants have been exposed to buloxibutid over the course of nine completed clinical trials. In the recently completed Phase 2a AIR trial, IPF patients were exposed to buloxibutid for up to 36 weeks. No significant safety risks have been identified for buloxibutid, and across the safety dataset, there have been no treatment-related serious adverse events. Buloxibutid has a favorable tolerability profile, allowing it to be potentially combined with other therapies for IPF.
New ATRAGs
Our discovery and development engine is based on our expertise in the biology of the AT2 receptor — a potential target for resolution and repair in diseases characterized by fibrosis. Leveraging this expertise in ATRAG biology and chemistry, and our integrated approach in diseases where the AT2 receptor has a central role in stopping and reversing disease pathology, we are conducting discovery and early preclinical research to identify new AT2 receptor agonists designed to have improved properties and longer patent protection. These follow-on compounds are being explored as potential life-cycle-management optionality in IPF and complementary indications, as well as opportunities in a range of other diseases. These programs are in the discovery stage.
Based on extensive preclinical documentation, stimulation of the AT2 receptor may be beneficial in a wide range of diseases. To fully exploit these opportunities, we are conducting discovery efforts to identify new ATRAGs that make it possible to address a broad range of indications, including non-orphan diseases; however, we have not determined which indications we may pursue.
We have established a collaboration with experienced chemistry groups with specialized knowledge of AT2 receptor chemistry, which has generated a series of small molecules where lead candidates may be developed further. The approach of parallel development of several future compounds is intended to increase the likelihood of success and reduce development timelines.
Any new ATRAGs may be developed to enable us to extend our AT2 receptor franchise in respiratory diseases beyond buloxibutid, as well as provide optionality to pursue a range of other diseases, either independently or through partnerships.
Market Opportunity
IPF is a chronic, progressive and ultimately fatal fibrotic lung disease associated with high morbidity and mortality, with outcomes that remain poor despite the availability of approved therapies. The global IPF market was valued at approximately $4.2 billion in 2024 and is projected to grow to more than $10 billion by 2030 – 2033, representing an estimated compound annual growth rate of approximately 10 – 15%. In the United States, approximately 150,000 people are estimated to suffer from IPF, and approximately 3 million people are affected globally. Current and emerging standard of care therapies have been shown to slow disease progression but are associated with significant side effects and do not improve quality of life. These side effects, including gastrointestinal adverse events, often lead to dose reductions, treatment interruptions, or discontinuation. Only approximately 26% of U.S. patients initiate treatment, and the high discontinuation rate leads to an average time on treatment of only 10 months. Despite available treatments, the 5-year mortality rate for IPF remains approximately 80%.
There are currently three FDA-approved therapies for IPF: OFEV (nintedanib), Esbriet (pirfenidone), and Jascayd (nerandomilast). However, we believe a substantial portion of the IPF market remains underserved today. Existing therapies offer only modest slowing of disease progression and have not demonstrated quality of life benefit. Significant gastrointestinal side effects limit uptake, often requiring dose reductions and contributing to high discontinuation rates.
We believe that these limitations create a meaningful opportunity for new therapies in IPF with differentiated profiles. A therapy that is well tolerated, suitable for combination use, and capable of delivering greater preservation of lung function or other clinically meaningful patient benefits could expand the number of treated patients, improve the duration of therapy, improve treatment adherence and potentially increase the overall market opportunity.
In addition, continued growth in disease awareness, diagnosis rates, and demographic trends such as the aging global population may further support expansion of the IPF market over time. The market opportunity for a better tolerated and more efficacious therapy compared to current and emerging standard of care therapies in IPF is substantial.

Manufacturing
We do not own or operate our own production facilities and we are dependent on third-party contract development and manufacturing organizations, or CMOs, for the production of pharmaceuticals. The manufacturing process for our drugs is conducted in collaboration with contract manufacturers in Europe. We are dependent on the quality of the manufacturing processes as well as the availability, maintenance and license status of the production facilities. All manufacturing processes and methods, as well as all equipment, must comply with current Good Manufacturing Practice, or cGMP, requirements specified by the FDA and EMA. cGMP is a regulatory standard for the production of pharmaceuticals to be used in humans.
We source key materials from third parties, either directly from suppliers or indirectly through our CMOs.
Sales and Marketing
We currently do not have our own marketing, sales or distribution capabilities, and currently have limited commercialization expertise. If any of our product candidates receive regulatory approval and are approved for commercial sale, we must either build our own commercial infrastructure or collaborate with third parties that have sales, marketing, and distribution capabilities.
Intellectual Property
Our intellectual property is critical to our business, and we strive to protect it, including by obtaining and maintaining patent protection in the United States and internationally for our product candidates, new therapeutic approaches and potential indications, and other inventions that are important to our business. We may also rely on trade secrets and proprietary know-how to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.
Our commercial success depends in part upon our ability to obtain and maintain patent and other proprietary protection for commercially important technologies, inventions and know-how related to our business, defend and enforce our intellectual property rights, particularly our patent rights, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable intellectual property rights of others.
The patent positions for biotechnology companies like ours are generally uncertain and can involve complex legal, scientific and factual issues. For example, any changes in formulation or manufacturing methods, or any product label, may not be sufficiently covered by the existing patent portfolio. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any of our product candidates will be protectable or remain protected by enforceable patents. It cannot be predicted whether the patent applications that are currently being pursued will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we have may be challenged, circumvented or invalidated by third parties. The intellectual property portfolio for buloxibutid is summarized below.
Patents and Market Exclusivity
Our buloxibutid patent portfolio includes patent families related to formulations of buloxibutid as well as methods of use in IPF. We have a patent family directed to a peroral dry mix formulation of buloxibutid in a capsule with two patents granted in the U.S., one patent granted in each of Europe (validated in Austria, Belgium Switzerland, Liechtenstein, Germany, Denmark, Spain, France, United Kingdom, Ireland, Italy, Lithuania, Luxembourg, Latvia, Malta, The Netherlands, Poland, Portugal, Sweden, Slovenia), Hong Kong, Israel, Japan, Mexico, and South Africa, which are expected to expire in 2041, and patent applications pending in Australia, Brazil, Canada, China, Eurasia, Europe, Hong Kong, India, Japan, Korea, New Zealand, and Singapore. We also own a patent family directed to a delayed release formulation of buloxibutid with two patents granted in each of the U.S. and Japan, and one patent granted in each of Europe, Eurasia, Israel, and South Africa, which are expected to expire in 2041, and patent applications pending in Australia,

Brazil, Canada, China, Europe, Hong Kong, India, Japan, Korea, New Zealand, Singapore, and the U.S. We expect to change our current formulation, and any changes or modifications to our formulation may not be sufficiently protected by the patent families we currently own.
We also own a patent family directed towards the method of treating patients with IPF with buloxibutid with three patents granted in the U.S., which are expected to expire in 2042, and pending applications in Australia, Canada, China, Eurasia, Europe, Hong Kong, Japan, Mexico, and the U.S. In addition, we own a patent family related to a manufacturing method for buloxibutid with patent applications pending in Canada, China, Europe, Hong Kong, India, Japan, and the U.S. Any changes to our manufacturing process may not be sufficiently protected by the patent families we currently own. These projected expiry dates do not account for any potential patent term extensions or supplementary protection certificates. Our composition of matter patent for buloxibutid expired in 2024.
In addition to patent protection, we have obtained Orphan Drug designation in the U.S., EU (referred to as Orphan Medicinal Product designation), and Japan for buloxibutid in IPF. Such designations provide the potential for up to seven years of market exclusivity in the United States, up to ten years of market exclusivity protection in Europe, and up to ten years of market exclusivity in Japan from the time of regulatory approval. The market exclusivity in Europe is currently subject to adoption of the proposed EU Pharma Package law, which would reduce the baseline market exclusivity protection to up to nine years with the possibility of extending protection to up to a total of eleven years under certain conditions. If we receive marketing approval, the sale of buloxibutid for the treatment of IPF will also be protected by new chemical entity (NCE) marketing exclusivity for five years in the United States and for ten years in Europe, subject to adoption of the proposed EU Pharma Package law which would reduce the regulatory exclusivity to nine years, with the possibility of extending up to a maximum of eleven years under certain circumstances.
In addition to buloxibutid, we also have a portfolio of patent families for other ATRAGs, which includes one patent granted in each of China, Eurasia, Europe, Indonesia, Hong Kong, Saudia Arabia, Mexico, Singapore and the U.S. and two patents in Japan, with an expiration between 2040 and 2042, and patent applications pending in Australia, Brazil, Canada, Chile, Colombia, China, Eurasia, Egypt, Europe, Hong Kong, Indonesia, Israel, India, Japan, Korea, Mexico, Malaysia, New Zealand, Philippines, Saudi Arabia, Singapore, Thailand, Ukraine, South Africa, and the U.S. We pursue an active patent strategy encompassing all major geographic markets, including the United States, Europe, Canada, Japan, and China.
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application.
Hatch-Waxman
In the United States, the term of a patent covering an FDA-approved drug may be eligible for a patent term extension under the Hatch-Waxman Act as compensation for the loss of patent term during the FDA regulatory review process. The allowable patent term extension is calculated as half of the drug’s testing phase — the time between IND submission and NDA submission — and all of the review phase — the time between NDA submission and approval up to a maximum of five years. The period of extension may be up to five years beyond the expiration of the patent, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. It is possible that issued U.S. patents covering each of our product candidates may be entitled to patent term extensions. If our product candidates receive FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover the approved product candidates. We also intend to seek patent term extensions in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.
Trademarks
Registered trademarks protect indications which serve to distinguish the goods or services of one competitor from those of others, and provide the owner with the exclusive right to use or authorize others to use the trademark in relation to the goods and services for which it is registered. Trademarks are granted generally on a national or regional basis. International filings are governed by international treaties, in a similar manner to patents, but with a six-month priority period. The intellectual property offices in each country in most cases conduct searches and examination prior to registration. Applications are typically pending for a period of six months to two years prior to grant. Trademarks are subject to challenge by third parties in each jurisdiction before and after grant, using administrative and/or court-based processes on various grounds.
We own registered trademarks for “Vicore” and other defensive trademarks in the U.S., Europe, and other jurisdictions.
Regulatory Designations
Buloxibutid has received Orphan Drug designation for the treatment of IPF from the FDA in the United States, the European Commission in the European Union (referred to as Orphan Medicinal Product designation), and the Ministry of Health, Labor and Welfare in Japan. In addition, in January 2025, the FDA granted Fast Track designation to buloxibutid for the treatment of IPF.
Competition
The biotechnology and pharmaceutical industries, including the respiratory and fibrotic disease subsectors, are characterized by rapidly evolving technologies, intense competition, and a strong defense of intellectual property and proprietary technologies. Any product candidates that we successfully commercialize may be competitive with currently marketed therapies and any new therapies that may be commercialized in the future. In IPF, for example, the factors driving competition and success of such therapies include the ability of the therapy to preserve lung function, demonstrate tolerability, support long-term treatment persistence, offer patient convenience, and negotiate adequate coverage and reimbursement from third-party payors. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities and other research institutions. Many of our competitors have significantly greater financial, technical and human resources and expertise in manufacturing, marketing, product development, and commercialization than we do. These companies may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Furthermore, these competitors also compete with in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our program. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors.
IPF Competitive Landscape
The treatment landscape for IPF has recently begun to evolve after over a decade of limited progress. Currently marketed therapies for IPF include Ofev (nintedanib), Esbriet (pirfenidone) and, in the United States, Jascayd (nerandomilast). In addition, several late-stage product candidates are in development for IPF, including Tyvaso (nebulized treprostinil) and admilparant. Approved and late-stage IPF therapies have demonstrated modest reduction of lung function decline, with many associated with tolerability or administration challenges.
Jascayd (nerandomilast), a PDE4B antagonist developed by Boehringer Ingelheim, was approved in the United States for the treatment of IPF in 2025. In the Phase 3 FIBRONEER-IPF trial, the approved 18mg dose incrementally reduced FVC decline by 68.8 mL versus placebo at 52 weeks but is associated with gastrointestinal tolerability issues. Tyvaso (treprostinil), a prostacyclin analog developed by United Therapeutics, also reported positive Phase 3 results in IPF in their TETON-2 and TETON-1 clinical trials. In the TETON-2 trial, which enrolled patients outside of the U.S. and Canada, nebulized Tyvaso demonstrated incremental efficacy of 95.6 mL versus placebo at 52 weeks, and in the subsequent TETON-1 trial, which enrolled patients in the U.S. and Canada, demonstrated efficacy of 130.1mL versus placebo at 52 weeks, with statistically significant improvements observed across the primary endpoint and several secondary measures of disease progression in the integrated analysis of the two trials. However, Tyvaso requires nebulized administration of up to 48 breaths per day and is associated with cough, throat irritation, headache, nausea, and flushing. Admilparant, an oral LPA1 antagonist in development by Bristol Myers Squibb, demonstrated incremental efficacy of only 45.5 mL versus placebo at 26 weeks and is currently being evaluated in a Phase 3 trial in IPF. Additionally, several other companies are developing product candidates in Phase 2 or earlier clinical stages that are behind buloxibutid in development.
Buloxibutid is being evaluated in our ongoing Phase 2b ASPIRE trial. The trial follows the Phase 2a AIR study, an open-label trial in treatment-naïve patients with IPF, in which buloxibutid showed an average improvement in FVC of 216 mL versus baseline at 36 weeks and a favorable tolerability profile.
Material Contracts
Nippon Shinyaku License Agreement
In February 2024, we entered into an exclusive license agreement with Nippon Shinyaku, a Japanese pharmaceutical company, to develop and commercialize buloxibutid in Japan. Under the terms of the agreement, we received an initial payment of USD 10 million (SEK 104.2 million) and are eligible for up to a total of USD 275 million (SEK 2.6 billion) in development and commercial milestone payments, as well as tiered royalties up to the low 20s as a percentage of annual net sales in Japan. In addition, Nippon Shinyaku will cover a portion of global non-clinical, CMC, and late-stage clinical development costs. Nippon Shinyaku received the exclusive right to develop and commercialize buloxibutid in IPF in Japan, and is operationally and financially responsible for the development of buloxibutid in Japan. We retain all rights to buloxibutid in the rest of the world.
The partnership leverages the local expertise of Nippon Shinyaku to address IPF, a condition with limited treatment options in Japan, enhancing Vicore’s global IPF strategy. Nippon Shinyaku is a leader in the development of therapies for rare respiratory diseases in Japan, including the discovery and development of Uptravi for pulmonary arterial hypertension.
The term of the license agreement ends upon expiration of all of Nippon Shinyaku’s payment obligations including all development and commercial milestone payments, together with all royalty obligations through the end of the royalty term, which extends until the later of (i) ten years after first commercial sale in Japan, (ii) one year following expiration of regulatory exclusivity in Japan, or (iii) expiration of the last-to-expire valid claim covering the buloxibutid in Japan. Either party may terminate the agreement for material breach by the other party, if such breach has not been cured within a specified time, or insolvency of the other party. The parties may also terminate the agreement by mutual consent. In addition, Nippon Shinyaku may terminate the license agreement for convenience beginning 12 months after its effective date by providing 360 days’ prior written notice. We may terminate the agreement if Nippon Shinyaku challenges certain licensed patents. Upon termination, the licenses granted to Nippon Shinyaku generally cease, and development, regulatory, and commercialization responsibilities transfer back to us, subject to limited sell-off and transition rights. If the agreement is terminated by Nippon Shinyaku due to our breach or insolvency, Nippon Shinyaku may elect to retain the licenses on a reduced-royalty basis.
Government Regulation
Our operations and product candidates are subject to strict regulations and quality standards. We and our partners plan to seek approval to market buloxibutid and other potential product candidates in the United States, the European Union, the UK, and Japan, and may seek approval to market in other jurisdictions as well. Before we can conduct clinical trials, the relevant regulatory authority and ethics committee, or institutional review board, must approve such trials.
We adhere to rigorous ethical, regulatory and scientific standards in the manufacture of our product candidate, non-clinical work, and clinical trials, including Good Practice, or GxP, regulations and guidelines. The processes for obtaining regulatory approvals in the United States and in other countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.
FDA Drug Development Approval Process
In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act (FDCA), and other federal and state statutes and regulations,

govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions. None of our product candidates may be marketed in the United States until the candidate has received FDA approval. The steps required before a drug may be marketed in the United States generally include the following:
•
completion of extensive pre-clinical laboratory tests, animal studies, and formulation studies in accordance with the FDA’s good laboratory practice, or GLP, regulations and other applicable requirements;

•
submission to the FDA of an Investigational New Drug application, or IND, for human clinical testing, which must become effective before human clinical trials may begin;

•
performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the product candidate for each proposed indication;

•
submission to the FDA of a new drug application, or NDA, after completion of all pivotal clinical trials;

•
satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the active pharmaceutical ingredient, or API, and finished drug product are produced and tested to assess compliance with current Good Manufacturing Practices, or cGMPs; and

•
FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States.

Preclinical and Human Clinical Trials in Support of an NDA
Preclinical studies include laboratory evaluations of the product candidate, as well as in vitro and animal studies, if necessary, to assess the potential safety and efficacy of the product candidate. The conduct of preclinical studies is subject to federal regulations and requirements including GLP regulations. The results of the preclinical studies, together with manufacturing information and analytical data, among other things, are submitted to the FDA as part of the IND, which must become effective before human clinical trials may commence. The IND will become effective automatically 30 days after receipt by the FDA, unless the FDA raises concerns. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. The FDA may nevertheless initiate a clinical hold after the 30 days if, for example, significant public health risks arise.
Clinical trials involve the administration of the product candidate to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under written protocols detailing, among other things, the objectives of the trial, subject selection and exclusion criteria, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Each clinical trial must be reviewed and approved by an institutional review board, or IRB, at or servicing each of the sites at which the trial will be conducted. The IRB will consider, among other things, ethical factors and the safety of human subjects. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completion.
Clinical trials are typically conducted in three sequential phases prior to approval, but the phases may overlap or be combined. These phases generally include the following:
•
Phase 1.   Phase 1 clinical trials represent the initial introduction of a product candidate into human subjects, frequently healthy volunteers. In Phase 1, the product candidate is usually tested for safety, including adverse effects, dosage tolerance, absorption, distribution, metabolism, excretion and pharmacodynamics.

•
Phase 2.   Phase 2 clinical trials usually involve studies in a limited patient population to (1) evaluate the efficacy of the product candidate for specific indications, (2) determine dosage tolerance and optimal dosage and (3) identify possible adverse effects and safety risks.

•
Phase 3.   If a product candidate is found to be potentially effective and to have an acceptable safety profile in Phase 2 clinical trials, the clinical trial program will be expanded to Phase 3 clinical trials to further demonstrate clinical efficacy, optimal dosage and safety within an expanded patient population at geographically dispersed clinical trial sites.

In some cases, the FDA may approve an NDA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate’s safety and effectiveness after approval. Post-approval trials, sometimes referred to as Phase 4 clinical trials or post-trial commitments, may be conducted after approval to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations, or when otherwise requested by the FDA in the form of post-market requirements or commitments. Failure to promptly conduct any required Phase 4 clinical trials could result in enforcement action or withdrawal of approval.
Progress reports detailing the results of clinical trials, among other information, must be submitted at least annually to the FDA. In addition, if the sponsor identifies non-fatal or non-life threatening serious and unexpected adverse reactions, written IND safety reports must be submitted to the FDA and the investigators within 15 calendar days after the sponsor determines that the information qualifies for reporting. Such reports must include any findings from ongoing studies or animal or in vitro testing that suggest a significant risk to humans exposed to the drug, and any clinically important increase in the rate of a serious adverse reaction over that listed in the protocol or investigator brochure. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within 7 calendar days after the sponsor’s initial receipt of the information.
Concurrent with clinical trials, companies usually complete additional nonclinical studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must have in place methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and testing and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.
Submission and FDA Review of an NDA
The results of preclinical studies and clinical trials, together with detailed information on the drug’s manufacture, composition, quality, controls and proposed labeling, among other things, are submitted to the FDA in the form of an NDA, requesting approval to market the drug for one or more indications. The application must be accompanied by a significant user fee payment, which typically increases annually, although waivers may be granted in limited cases. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. The FDA has substantial discretion in the approval process and may refuse to file or approve any application or decide that the data are insufficient for approval and require additional preclinical, clinical or other studies.
Once an NDA has been accepted for filing, the FDA sets a user fee goal date that informs the applicant of the specific date by which the FDA intends to complete its review. Under the current goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has 10 months from the filing date to complete its initial review of a standard NDA for a new molecular entity and respond to the applicant, or six months for an NDA granted a priority designation. The review process can be extended by FDA requests for additional information or clarification. The FDA reviews NDAs to determine, among other things, whether the proposed drug is safe and effective for its intended use, and whether the drug is being manufactured in accordance with cGMPs to assure and preserve the drug’s identity, strength, quality and purity. Before approving an NDA, the FDA typically will inspect the facilities at which the drug is manufactured and will not approve the drug unless the manufacturing facilities comply with cGMPs. Additionally, the FDA will typically inspect one or more clinical trial sites for compliance with GCP and integrity of the data supporting safety and efficacy.
During the review process, the FDA also will determine whether a risk evaluation and mitigation strategy, or REMS, is necessary to ensure that the benefits of the drug outweigh its risks and to assure the safe use of the drug. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. If the FDA concludes a REMS is needed, the sponsor of the application must submit a proposed REMS, and the FDA will not approve the application without an approved REMS, if required. A REMS can substantially increase the costs of obtaining approval or of commercializing the product. The FDA may also convene an advisory committee of external experts to provide input on certain review issues relating to risk, benefit and interpretation of clinical trial data. The FDA may delay approval of an NDA if applicable regulatory criteria are not satisfied and/or the FDA requires additional testing or information.
On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities and clinical trial sites, the FDA will issue either an approval of the NDA or a Complete Response Letter, detailing the deficiencies in the submission and the additional testing or information required for reconsideration of the application. In September 2025, the FDA began publishing Complete Response Letters soon after issuing them to the respective sponsors, breaking with the long-standing agency tradition of publishing Complete Response Letters with approval documentation after the product is approved. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, withdraw the application or request an administrative hearing after exhausting formal dispute resolution processes. Even with submission of this additional information, the FDA may ultimately decide that the application does not satisfy the regulatory criteria for approval.
If the FDA approves a new drug, it may limit the approved indications for use of the drug. Further, depending upon the risks to be addressed, it may require that contraindications, warnings or precautions be included in the drug labeling, such as a special warning, known as a boxed warning, to highlight a particular safety risk; require post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval; require testing and surveillance programs to monitor the drug after commercialization; or impose other conditions, including distribution and use restrictions or other risk management mechanisms under REMS, which can materially affect the potential market and profitability of the drug. In addition, the FDA may prevent or limit further marketing of a drug based on the results of post-market studies or surveillance programs. Once granted, product approvals may be withdrawn if compliance with regulatory requirements is not maintained or problems are identified following initial marketing or any time thereafter, and many types of changes to the approved drug, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.
Expedited Development and Review Programs
The FDA is authorized to designate certain drugs for expedited programs, including fast track designation, breakthrough therapy designation, and priority review, if they demonstrate the potential to address an unmet medical need and are intended for the treatment of a serious or life-threatening disease or condition, as well as the Commissioner’s National Priority Voucher (CNPV) pilot program. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures. Even if a drug qualifies for one or more of these expedited development and review programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will not be shortened, and the designation may be withdrawn.
The FDA may designate a drug for fast track designation if it is intended, whether alone or in combination with one or more other drugs, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. For fast track designated drugs, sponsors may have a higher number of interactions with the FDA during preclinical and clinical development. In addition, the FDA may review sections of the NDA for a fast track designated drug on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.
A product is eligible for priority review if it has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines.
The FDA may designate a drug for breakthrough therapy designation if the drug, alone or in combination with one or more other drugs, is intended to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement on a clinically significant endpoint(s) over available therapies. The feature of this program allows the same advantages of the fast track designation, but also intensive FDA guidance to promote efficient development and FDA organizational commitment.
In 2025, the FDA created a new voucher program called the CNPV with the goal of radically expediting drug product review and approval processes. The agency may award a CNPV to a company or a specific product candidate that demonstrates alignment with certain national health priorities. The FDA aims to take action on a marketing application for which a CNPV is used within one to two months after the filing date.
None of these programs change the standards for approval and may not ultimately expedite the development or NDA approval process.
Accelerated Approval
Products tested for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on an intermediate clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the disease and the availability or lack of alternative treatments. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM.
Discussions with the FDA about the feasibility of an accelerated approval typically begin early in the development of the drug candidate in order to identify, among other things, an appropriate endpoint. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing clinical trials to verify and describe the predicted effect on IMM or other clinical endpoint. Under recent amendments to the FDCA, the agency may require a sponsor of a product granted accelerated approval to have a confirmatory trial underway prior to approval. Failure to conduct required post-approval studies, or to confirm the predicted clinical benefit of the product during post-marketing studies, would allow the FDA to withdraw approval of the drug, including through the use of expedited withdrawal procedures.
Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval. Promotional materials for products granted accelerated approval are subject to enhanced FDA oversight compared to drugs holding traditional marketing approval, including submission of promotional materials to FDA prior to dissemination.
Post-Approval Requirements
Approved drugs that are manufactured or distributed in the United States pursuant to an NDA are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, drug sampling and distribution, advertising and promotion, and reporting of adverse experiences with the drug. The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities, and promotional activities involving the internet. Although physicians may prescribe legally available drugs for unapproved (or “off-label”) uses, manufacturers may market their drugs only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Prescription drug promotional materials also must be submitted to the FDA in conjunction with their first use. Further, after approval, most changes to the approved drug, such as adding new indications or other labeling claims and some manufacturing and supplier changes are subject to prior FDA review and approval. There also are continuing, annual program user fee requirements for marketed drugs, as well as new application fees for certain supplemental applications. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.
The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, or surveillance programs to further assess and monitor the drug’s safety and effectiveness after commercialization. The FDA may also require a REMS, which could involve requirements for, among other things, medication guides, special trainings for prescribers and dispensers, patient registries, and elements to assure safe use.
In addition, quality-control, drug manufacture, packaging, and labeling procedures, among other things, must continue to conform to cGMP after approval. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. Entities involved in the manufacture of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process for an approved drug product are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Regulatory authorities may impose a range of enforcement actions, including bringing a seizure and injunction in court, withdrawing product approvals, or requesting a product recall if a company fails to comply with cGMP requirements, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including recall.
Once an approval is granted, the FDA may issue enforcement letters or withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the drug reaches the market. Corrective action could delay drug distribution and require significant time and financial expenditures. Later discovery of previously unknown problems with a drug, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:
•
restrictions on the marketing or manufacturing of the drug, suspension of the approval, complete withdrawal of the drug from the market or product recalls;

•
fines, warning letters or other enforcement-related letters or clinical holds on post-approval clinical trials;

•
refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of drug approvals;

•
drug seizure or detention, or refusal to permit the import or export of drugs

•
injunctions or the imposition of civil or criminal penalties; or

•
consent decrees, corporate integrity agreements, debarment, or exclusion from federal health care programs.

Orphan Drugs and Exclusivity
Under the Orphan Drug Act, the FDA may grant Orphan Drug Designation to drugs intended to treat a rare disease or condition. This generally means a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan Drug Designation must be requested before submitting an NDA. After the FDA grants Orphan Drug Designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. More than one product candidate may receive an Orphan Drug Designation for the same indication. Orphan Drug Designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with the FDA Orphan Drug Designation is entitled to a seven-year exclusive marketing period in the U.S. for that product, for that orphan indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same orphan disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. A product can be considered clinically superior if it is safer, more effective or makes a major contribution to patient care.
Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. A product with Orphan Drug Designation may not receive orphan exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Among the other benefits of Orphan Drug Designation are tax credits for certain research and an exemption from the NDA application user fee.
Pediatric Studies and Pediatric Exclusivity
Under the Pediatric Research Equity Act of 2003, as amended, certain NDAs or supplements to NDAs must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. Sponsors must also submit pediatric study plans, or PSP, prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests and other information required by regulation. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials, or other clinical development programs.
The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the drug for use in adults, or full or partial waivers from the pediatric data requirements if certain criteria are met.
In addition, pediatric exclusivity is a type of non-patent marketing exclusivity in the United States that, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent marketing and orphan exclusivity. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a Written Request from the FDA for such data. The data do not need to show the drug to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of FDA-requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the drug are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application. The issuance of a Written Request does not require the sponsor to undertake the described studies.
Congress periodically considers enacting new incentives or mandates applicable to pediatric drug development, and the regulatory requirements applicable to pediatric drug developers may change in the future. For example, in February 2026, bipartisan legislation was signed into law and grants FDA authority to assess penalties against companies that do not complete required pediatric studies under the Pediatric Research Equity Act.
FDA Marketing Exclusivity Provisions for Drugs
Marketing exclusivity provisions under the FDCA can delay the submission or the approval of certain follow-on drug applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an ANDA or 505(b)(2) application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder (see patent listing disclosure below).
The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA filed under Section 505(b)(1) of the FDCA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Disclosure of Clinical Trial Information
Sponsors of clinical trials of FDA regulated products, including prescription drugs, are required to register and disclose certain clinical trial information in the ClinicalTrials.gov database within certain time frames. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs as well as clinical trial design. Failure to timely register a covered clinical trial or submit trial results as provided for in the law can result in fines, adverse publicity and civil and criminal sanctions.
Hatch-Waxman and Orange Book Listing
NDA applicants are required to list with the FDA each patent whose claims cover the applicant’s drug or approved method of using the drug. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be referenced by potential generic competitors in support of approval of an ANDA, or by other follow-on product developers in support of a 505(b)(2) NDA, which relies in part on previous FDA findings of safety and effectiveness for one or more approved drug products. An ANDA provides for marketing of a drug product that has the same active ingredients, strengths, and routes of administration in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required or allowed to conduct, or submit results of, preclinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug pursuant to each state’s laws on drug substitution. In contrast, the 505(b)(2) regulatory pathway does not preclude the possibility that a follow-on applicant would need to conduct additional clinical trials or preclinical studies; for example, they may be seeking approval to market a previously approved drug for new indications or for a new patient population that would require new clinical data to demonstrate safety or effectiveness.
Any ANDA or 505(b)(2) NDA applicant is required to certify to the FDA concerning any patents listed in the FDA’s Orange Book for the NDA-approved drug product on which it is relying (in whole or in part). Specifically, the applicant must certify to each patent in one of the following ways: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid, unenforceable or will not be infringed by the new product. The ANDA or 505(b)(2) applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carve out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent.
If the follow-on applicant does not challenge the listed patents, the ANDA or 505(b)(2) application will not be approved until all the listed patents claiming the referenced product have expired. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the ANDA or 505(b)(2) applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the follow-on application has been accepted for filing by the FDA. The referenced NDA sponsor and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA or 505(b)(2) NDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA or 505(b)(2) applicant.
The ANDA or 505(b)(2) application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired (see regulatory exclusivity disclosures above).

EU Regulation for Drug Development and Registration
Clinical Trial Approval
The EU’s Clinical Trials Regulation (EU) No 536/2014, or Clinical Trials Regulation, replaced the Clinical Trials Directive 2001/20/EC on January 31, 2022. All clinical trials in the EU must now be conducted in accordance with the Clinical Trials Regulation. The Clinical Trials Regulation aims at simplifying and streamlining the approval of clinical trials in the EU, for example, it provides for a streamlined application procedure via a single-entry point, rules on the protection of subjects and informed consent, transparency requirements, and strictly defined deadlines for the assessment of clinical trial applications.
Marketing Authorization
To obtain a marketing authorization for a product in the European Economic Area (i.e., the EU as well as Iceland, Liechtenstein and Norway), or EEA, an applicant must submit a marketing authorization application either under a centralized procedure administered by the EMA, or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EEA.
The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid throughout EEA. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (i.e. gene therapy, somatic-cell therapy and tissue-engineered medicines) and products with a new active substance indicated for the treatment of certain diseases, including HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. For products with a new active substance indicated for the treatment of other diseases, products that are a significant therapeutic, scientific or technical innovation, products for which authorization would be the interest of public health at EU level, the centralized procedure is optional.
Under the centralized procedure, the EMA’s Committee for Medicinal Products for Human Use, or CHMP, is responsible for conducting the initial assessment of a product and for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure, the maximum timeframe for the evaluation of a marketing authorization application is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Clock stops may extend the timeframe of evaluation of a marketing authorization application considerably beyond 210 days. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days (excluding clock stops) but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.
At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the European Commission, who makes the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation.
The decentralized marketing authorization procedure allows an applicant to apply for simultaneous authorization in more than one EU Member State of medicinal products that have not yet been authorized in any EU Member State and that do not fall within the mandatory scope of the centralized procedure.
The mutual recognition procedure is based on the acceptance by the competent authorities of the EU Member States of the marketing authorization of a medicinal product by the competent authorities of another EU Member State. The holder of a national marketing authorization may submit an application to the competent authority of an EU Member State requesting that this authority recognize the marketing authorization delivered by the competent authority of another EU Member State.
Conditional Marketing Authorization
Under the centralized procedure, the EU may grant a conditional marketing authorization for medicinal products addressing unmet medical needs or intended for treating seriously debilitating or life-threatening diseases. A conditional authorization may be issued when the CHMP concludes that the benefit — risk balance is positive despite the data package being less comprehensive, provided the applicant can supply the required confirmatory data post-authorization and the public health benefit of earlier availability outweighs the remaining uncertainties. Such authorizations are valid for one year and are renewable until the necessary data are submitted. Once the outstanding obligations are fulfilled, a conditional authorization may be converted into a standard marketing authorization; however, if obligations are not met or new risks emerge, the authorization may be varied, suspended, or withdrawn.
Regulatory Data Protection in the EU
In the EU, innovative medicinal products approved on the basis of a complete and independent data package (i.e. reference products) qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. Data exclusivity prevents applicants for authorization of generics of these innovative products from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic marketing authorization, for a period of eight years from the date on which the reference product was first authorized in the EU. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted and authorized, and the innovator’s data may be referenced, but no generic medicinal product can be placed on the EU market until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be an innovative medical product so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on a marketing authorization application with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.
Orphan Drug Designation and Exclusivity
Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000, provides that a medicinal product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (i) such condition affects no more than five in ten thousand persons in the EU when the application is made, or (ii) without incentives it is unlikely that the marketing of the product in the EU would generate sufficient return to justify the necessary investment in its development; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the product will be of significant benefit to those affected by that condition.
Once authorized, orphan medicinal products are entitled to ten years of market exclusivity in all EU Member States and a range of other benefits during the development and regulatory review process including scientific assistance for study protocols, authorization through the centralized marketing authorization procedure and a reduction or elimination of registration and marketing authorization fees. During the period of market exclusivity, a marketing authorization may only be granted for a “similar medicinal product” with the same orphan indication as an authorized orphan medicinal product only if: (i) the marketing authorization holder for the original orphan medicinal product consents to the authorization of the second medicinal product; (ii) the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities of the product; or (iii) it is established that the second product is safer, more effective or otherwise clinically superior to the original orphan medicinal product. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The period of market exclusivity may, in addition, be reduced to six years if at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation because, for example, the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity.
All of the aforementioned EU rules are generally applicable in the EEA.
Reform of the Regulatory Framework in the European Union
The European Commission’s April 2023 legislative proposals to overhaul the EU’s pharmaceutical regulatory framework have advanced significantly through the EU legislative process. Following the European Parliament’s proposed amendments in April 2024 and the Council’s agreement on a negotiating mandate in June 2025, the Council and the European Parliament reached a political agreement on the final shape of the new pharmaceutical legislation on 11 December 2025.
In early 2026, the legislative package — comprising a new Regulation and a new Directive replacing the existing medicinal products framework — passed additional procedural milestones. The final adoption by the European Parliament and the Council is anticipated later in 2026.
Once formally approved, the new Directive and Regulation will repeal and replace the current EU medicines legislation (including Directive 2001/83/EC, Regulation (EC) 726/2004, and the pediatric and orphan regulations). The acts are expected to enter into force in 2026, followed by a transition period — approximately two years for transposition of the Directive — during which Member States must align national law with the new framework.
The reform introduces updated rules on regulatory marketing exclusivity for a new drug, including a reduction of the market protection from two years to one year for centrally authorized products (though an additional year of marketing exclusivity may be gained by meeting certain requirements) and of orphan market exclusivity from 10 years to nine years (with potential extension for up to two years). Other updates include clarification and expansion of the Bolar exemption, new obligations relating to supply continuity and shortage prevention, and modernized EMA procedures — including streamlined committee structures and shorter assessment timelines.
Brexit and the Regulatory Framework in the United Kingdom
The UK formally left the EU on January 31, 2020. As a result of the Northern Ireland Protocol, following Brexit, the EMA remained responsible for approving novel medicines for supply in Northern Ireland under the EU centralized procedure, and a separate authorization was required to supply the same medicine in Great Britain (England, Wales and Scotland). A new framework named the Windsor Framework adopted by the EU-UK Joint Committee on March 24, 2023, and the arrangements for the supply of medicines into Northern Ireland under the Windsor Framework have applied since January 1, 2025. This new framework fundamentally changes the previous system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the UK. The MHRA is now responsible for approving all medicinal products destined for the UK market (i.e., Great Britain and Northern Ireland) and the EMA no longer has any role in approving medicinal products destined for Northern Ireland under the EU centralized procedure. A single UK-wide marketing authorization will be granted by the MHRA for all novel medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. However, although a separate authorization is now required to market medicinal products in the UK, under an international recognition procedure which was put in place by the MHRA from January 1, 2024 the MHRA may take into account pre-existing of a marketing authorization from the EMA (and certain other specified regulators) when considering an application for a UK marketing authorization. There is now no pre-marketing authorization orphan designation in the UK. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding MAA. The criteria are essentially the same, but have been tailored for the UK market, i.e., the prevalence of the condition in UK (rather than the EU) must not be more than five in 10,000. Should an orphan designation be granted, the period of market exclusivity will be set from the date of first approval of the product in the UK.

U.S. Anti-Kickback, False Claims and Other Healthcare Fraud and Abuse Laws
In the United States, there are federal and state anti-kickback laws that prohibit offering, the payment, solicitation, or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws apply to manufacturers of products, such as us, with respect to our financial relationship with hospitals, physicians and other potential purchasers or acquirers of our products. The U.S. government has published regulations that identify “safe harbors” or exemptions for certain practices from enforcement actions under the federal Anti-Kickback Statute, or the AKS, and we will seek to comply with the safe harbors where possible. To qualify for a safe harbor, the activity must fit squarely within the safe harbor. Arrangements that do not meet a safe harbor are not necessarily illegal but must be evaluated on a case-by-case basis. A person or entity may be found to violate the AKS even absent actual knowledge of this statute or specific intent to violate it. In addition, the government may assert that a claim that includes items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the FCA.
The civil FCA prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or avoiding, decreasing, or concealing an obligation to pay money to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. The civil FCA has been used to assert liability on the basis of kickbacks and other improper referrals, improper use of Medicare provider or supplier numbers when detailing a provider of services, improper promotion of off-label uses not covered by a drug’s approval, and allegations as to misrepresentations with respect to products, contract requirements, and services rendered. In addition, private payors have been filing follow-on lawsuits alleging fraudulent misrepresentation, although establishing liability and damages in these cases is more difficult than under the FCA. Intent to deceive is not required to establish liability under the civil FCA. Civil FCA actions may be brought by the government or may be brought by private individuals on behalf of the government, called “qui tam” actions. If the government decides to intervene in a qui tam action and prevails in the lawsuit, the individual will share in the proceeds from any fines or settlement funds. If the government declines to intervene, the individual may pursue the case alone. The civil FCA provides for treble damages and a civil penalty for each false claim, such as an invoice or pharmacy claim for reimbursement, which can aggregate into millions of dollars. For these reasons, FCA lawsuits against pharmaceutical companies have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements, as much as $3.0 billion, regarding certain sales practices and promoting off-label uses. Civil FCA liability may further be imposed for known Medicare or Medicaid overpayments that are not refunded within 60 days of discovering the overpayment, even if the overpayment was not caused by a false or fraudulent act. In addition, conviction or civil judgment for violating the FCA may result in exclusion from federal healthcare programs, and suspension and debarment from government contracts, and refusal of orders under existing government contracts.
The government may further prosecute conduct constituting a false claim under the criminal FCA. The criminal FCA prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike the civil FCA, requires proof of intent to submit a false claim.
The civil monetary penalties statute is another statute under which pharmaceutical companies may potentially be subject to enforcement. Among other things, the civil monetary penalties statute imposes fines against any person who offers to provide remuneration to any individual eligible for benefits under Medicare or Medicaid that the offeror knows or should know is likely to influence the individual to order or receive from a particular provider or supplier of any item or service reimbursable under those programs.
The federal Health Insurance Portability and Accountability Act, or HIPAA, statute also created federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, a healthcare benefit program, regardless of whether the payor is public or private, in connection with the delivery or payment for healthcare benefits, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items, or services relating to healthcare matters. Additionally, the intent requirements of certain of these criminal statutes under HIPAA do not require that a person or entity have actual knowledge of the statute, or the specific intent to violate it, to have committed a violation.
Further, federal laws and some states require that pharmaceutical manufacturers report on a periodic basis pricing information related to their products.
The Sunshine Act requires applicable manufacturers of prescription drug and other medical products reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the CMS any payments or other transfers of value to certain healthcare providers, as well as ownership and investment interests held by physicians and their immediate family members.
Further, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its respective implementing regulations imposes certain requirements on covered entities relating to the privacy, security, and transmission of certain individually identifiable health information, known as protected health information. Among other things, HITECH, through its implementing regulations, makes HIPAA’s security standards and certain privacy standards directly applicable to business associates, defined as a person or organization, other than a member of a covered entity’s workforce, that creates, receives, maintains, or transmits protected health information on behalf of a covered entity for a function or activity regulated by HIPAA. HITECH also strengthened the civil and criminal penalties that may be imposed against covered entities, business associates, and individuals, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, other federal and state laws may govern the privacy and security of health and other information in certain circumstances, many of which differ from each other in significant ways and may not be preempted by HIPAA, thus complicating compliance efforts.
Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers. Certain states also require implementation of commercial compliance programs and compliance with the pharmaceutical industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments or the provision of other items of value that may be made to healthcare providers and other potential referral sources; impose restrictions on marketing practices; or require companies to track and report information related to payments, and other items of value to physicians and other healthcare providers.
If our operations are found to be in violation of any of the laws or regulations described above or any other applicable laws, we may be subject to penalties or other enforcement actions, including criminal and significant civil monetary penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, corporate integrity agreements, suspension and debarment from government contracts, and refusal of orders under existing government contracts, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect the ability to operate our business and our results of operations. Enforcement actions can be brought by federal or state governments, or as “qui tam” actions brought by individual whistleblowers in the name of the government under the civil FCA if the violations are alleged to have caused the government to pay a false or fraudulent claim.
To the extent that any of our products are sold outside the U.S., we may be subject to similar foreign laws and regulations, which may include, for instance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.
Foreign Corrupt Practices Act
The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a government official employed by a non-U.S. country in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our industry is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals are employed by their government, and the purchasers are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. Violations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Enforcement actions may be brought by the Department of Justice and SEC, and legislation has expanded the SEC’s power to seek disgorgement in all FCPA cases filed in federal court and extended the statute of limitations in SEC enforcement actions in intent based claims such as those under the FCPA from five years to ten years.
Coverage, Pricing and Reimbursement
Our ability to successfully commercialize any approved product candidates will depend in part on the extent to which governmental payor programs at the federal, state, and foreign government levels, including Medicare and Medicaid, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels. However, decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a payor-by-payor basis. Government health administration authorities, private health insurers and other organizations generally decide which drugs they will pay for and establish reimbursement levels for healthcare. In particular, in the United States private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government provides reimbursement through the Medicare or Medicaid programs for such treatments. In the United States, the European Union and other potentially significant markets for our product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical coverage and reimbursement policies and pricing in general. Third-party payors are increasingly imposing additional requirements and restrictions on coverage and limiting reimbursement levels for medical products. For example, in the United States, federal and state governments reimburse covered prescription drugs at varying rates generally below average wholesale price. These restrictions and limitations influence the purchase of healthcare services and products. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Additionally, recent U.S. federal actions include initiatives incorporating “most favored nation” (international reference pricing) concepts for certain prescription drugs, as well as agency testing of new payment models that could tie Medicare reimbursement or manufacturer rebates to prices in specified reference countries.
Third-party payors are increasingly challenging the price and examining the medical necessity and cost effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct pharmacoeconomic studies in order to demonstrate the medical necessity and cost effectiveness of our products. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development.
Healthcare Reform
The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system, including implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs.

There have been, and continue to be, significant judicial, administrative, executive and legislative efforts by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of health care and, more generally, to reform the U.S. healthcare system. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the Affordable Care Act was enacted, which was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms, substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry.
Several federal healthcare reform proposals since 2010 culminated in the enactment of the Inflation Reduction Act of 2022, or IRA, which contains substantial drug pricing and other reforms to Medicare’s coverage of pharmaceuticals. Among other things, the IRA eliminated, beginning in 2025, the coverage gap under Medicare Part D by significantly lowering the enrollee maximum out-of-pocket cost and requiring manufacturers to subsidize, through a newly established manufacturer discount program, 10% of Part D enrollees’ prescription costs for brand drugs below the out-of-pocket limit, and 20% once the out-of-pocket limit has been reached. The IRA also requires CMS to negotiate the selling price of a statutorily specified number of drugs each year that CMS reimburses under Medicare Part B and Part D. The negotiated price may not exceed a statutory ceiling price. Only high-expenditure single-source drugs that have been approved for at least 7 years are eligible to be selected by CMS for negotiation, with the negotiated price taking effect two years after the selection year. For 2026, the first year in which negotiated prices become effective, CMS selected 10 high-cost Medicare Part D products in 2023, negotiations with their manufacturers began in 2024, and the negotiated “maximum fair price” for each product was announced later that year. CMS selected 15 additional Medicare Part D drugs for negotiated maximum fair pricing in 2027. For 2028, an additional 15 drugs, which may be covered under either Medicare Part B or Part D, were selected in January 2026 with negotiations currently ongoing, and for 2029 and subsequent years, 20 Part B or Part D drugs will be selected.
Although the IRA exempts orphan drugs from the drug pricing negotiation provisions, we do not know if additional drug pricing reforms could eliminate this exemption and therefore affect the prices we can charge and reimbursement we receive for our product candidates, if approved, thereby reducing our profitability.
The IRA also imposes rebates on Medicare Part B and Part D drugs whose prices have increased at a rate greater than the rate of inflation and in November 2024, CMS finalized regulations for these inflation rebates. The IRA permits the CMS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. These provisions may be subject to legal challenges. For example, the provisions related to the negotiation of selling prices of high expenditure single-source drugs have been challenged in multiple lawsuits brought by pharmaceutical manufacturers. The outcome of these lawsuits remains uncertain. Thus, while it is unclear how the IRA will be implemented, it will likely have a significant impact on the pharmaceutical industry and the pricing of prescription drug products.
Data Privacy
In the ordinary course of our business, we may process personal or sensitive data. We may be subject to numerous data privacy and security obligations, including federal, state, local, and foreign laws, regulations, guidance, and industry standards related to data privacy, security, and protection. Such obligations may include, without limitation, HIPAA, as amended by HITECH, and their implementing regulations, the CCPA, the European Union’s General Data Protection Regulation 2016/679, or EU GDPR, the EU GDPR as it forms part of United Kingdom, or UK, law by virtue of section 3 of the European Union (Withdrawal) Act 2018, or UK GDPR, and the ePrivacy Directive. Several states within the United States have enacted or proposed data privacy laws. For example, Virginia passed the Consumer Data Protection Act, and Colorado passed the Colorado Privacy Act. Additionally, we are, or may become, subject to various U.S. federal and state consumer protection laws which require us to publish statements that accurately and fairly describe how we handle personal data and choices individuals may have about the way we handle their personal data.

The CCPA and EU GDPR are examples of the increasingly stringent and evolving regulatory frameworks related to personal data processing that may increase our compliance obligations and exposure for any noncompliance.
Legal Proceedings
From time to time, we may become involved in legal, governmental or arbitration proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal, governmental or arbitration proceeding. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
Seasonality
We do not believe that seasonal influences have had a material effect on our business, financial condition, or results of operations. The target disease indications for our product candidates are not seasonal diseases. Accordingly, once we have successfully obtained regulatory approvals to commercialize our product candidates, if ever, we do not anticipate that our business will be materially affected by seasonal influences in the future.
C.   Organizational Structure
The following table sets forth our significant subsidiaries, the country of incorporation, and percentage ownership and/or voting interest held by us (directly or indirectly through subsidiaries):
Company	Country of Incorporation	Percentage Ownership and Voting Interest
Vicore Pharma AB	Sweden	100%
Vicore Pharma US, Inc.	United States	100%
Our operations mainly consist of providing business support services for the group’s operating companies. The research and development operations are primarily conducted in the wholly-owned subsidiary Vicore Pharma AB.
In March 2025, it was decided that INIM Pharma AB would merge with its parent company, Vicore Pharma Holding AB. As of March 31, 2026, the group consists of Vicore Pharma Holding AB and its subsidiaries, Vicore Pharma AB and Vicore Pharma US, Inc.
D.   Property, Plants and Equipment
We do not own or operate our own research or production facilities. Our headquarters is centrally located in Stockholm, Sweden and consists of approximately 970 square feet of leased office space. We also maintain offices in Copenhagen, Denmark and Cambridge, Massachusetts, USA. We believe that our existing facilities are adequate to meet our current needs for the foreseeable future, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms if needed.
We outsource the manufacture of our product candidates and the conduct of our non-clinical work and clinical trials to third-party contract manufacturers and clinical research organizations, respectively.
ITEM 4A.   UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis are based upon and should be read together with our consolidated financial statements and the accompanying notes and other financial information included elsewhere in this registration statement. This discussion includes both historical information and forward-looking information based upon current expectations that involve risk, uncertainties and assumptions. Our actual results may differ materially from management’s expectations as a result of various factors, including, but not limited to, those discussed in “Item 3. Key Information — D. Risk Factors” and elsewhere in this registration statement.
Our unaudited consolidated financial statements as of and for the three months ended March 31, 2026 and 2025, and the audited consolidated financial statements as of and for the years ended December 31, 2023, 2024 and 2025 have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.
A.   Operating Results
Overview
We are a clinical-stage biopharmaceutical company developing therapeutics for respiratory and fibrotic diseases. Our lead product candidate, buloxibutid (C21), is an oral small molecule angiotensin II type 2, or AT2 receptor agonist, or ATRAG, which has received Orphan Drug and Fast Track designations from the United States Food and Drug Administration, or FDA, and is currently being investigated in the global 52-week Phase 2b ASPIRE trial in idiopathic pulmonary fibrosis, or IPF.
The ASPIRE trial, which was initiated in 2024, was further expanded in 2025 to ensure it is powered to capture the significant unmet need and commercial opportunity beyond emerging standard of care. In April 2026, we announced the enrollment of the last patient in the Phase 2b ASPIRE trial.
Using our unique expertise in ATRAG chemistry and biology, we plan to thoughtfully advance new drug candidates across additional indications.
We are led by a proven and seasoned management team of leaders with significant experience in discovering, developing and commercializing important new medicines, delivering them to market and maximizing shareholder value. Collectively, the members of our management team have overseen research and development of products supporting regulatory approvals as well as commercial launches of marketed products.
Material agreements
We are party to certain agreements with third parties relating to licensing, collaboration, or other matters that are material to our business and performance.
In February 2024, we entered into an exclusive license agreement with Nippon Shinyaku, a Japanese pharmaceutical company, to develop and commercialize buloxibutid in Japan. Under the terms of the agreement, we received an initial payment of USD 10 million (SEK 104.2 million) after the execution of the license agreement and are entitled to potential development and commercial milestone payments up to a total of USD 275 million (SEK 2.6 billion). We are also eligible to receive incremental royalties ranging up to the low 20s as a percentage based on annual net sales of buloxibutid in Japan. See “Item 4.B — Business Overview — Material Contracts”.
Key Factors Affecting Results of Operations
As a clinical-stage biotechnology company, we have not generated any revenue from product sales and have incurred significant operating losses to date. Our ability to generate product revenue and achieve profitability depends on our success in completing the development of our product candidates and obtaining regulatory and, where applicable, pricing and reimbursement approval.
Our results of operations have been, and are expected to continue to be, affected by the following key factors:
Research and Development Expenses and Clinical Trial Success
Our results of operations are largely driven by our research and development, or R&D, expenses, which include costs for employee-related expenses and benefits, non-clinical studies, toxicology tests, drug formulation and manufacturing, and clinical trials. Clinical trial costs include clinical research organization, or CRO, fees, site payments, patient recruitment costs, and consultant fees. As we advance buloxibutid through Phase 2 and later stage trials, we anticipate a significant increase in R&D expenses. The timing and success of these trials are critical. Failure to demonstrate efficacy or safety in any trial will necessitate additional studies or termination of the program, causing us to incur unanticipated costs and delaying or preventing us from obtaining approval to commercialize buloxibutid.
Access to Capital and Financing
Our operations are entirely funded through equity financings and payments received under our strategic partnerships. We will require substantial additional capital to continue our operations and achieve our business objectives. The availability of funding is contingent on company specific factors, including the success of scientific efforts and external market conditions. A failure to secure funding on favorable terms, or at all, could force us to delay, reduce, or eliminate our development programs.
Strategic Partnerships and Licensing
We have entered, and may enter in the future, into collaboration agreements with larger pharmaceutical companies to share development costs and risks, leverage established clinical, regulatory and commercial capabilities, or expand geographic reach. In February 2024, we entered into an exclusive license agreement with Nippon Shinyaku to develop and commercialize buloxibutid in Japan. Our results of operations may be influenced by milestone and royalty payments received from or paid to strategic partners. The ability to successfully negotiate, maintain, and execute these partnerships is a key factor in funding our pipeline.
Components of Our Results of Operations
Revenue
We did not generate any material revenues during the three months ended March 31, 2026. Revenues generated from 2024 to 2026 are related to the license agreement with Nippon Shinyaku. Our ability to generate product revenues in the future will depend on our ability to successfully develop, obtain regulatory and, if applicable, pricing or reimbursement approval for, and then successfully commercialize buloxibutid and other potential drug candidates.
Research and Development Expenses
We conduct R&D with external collaboration partners, such as CROs and contract development and manufacturing organizations, or CMOs. R&D expenses consist primarily of costs incurred for our research activities, which include:
•
personnel costs related to research and development personnel;

•
expenses incurred with third parties, including CROs that conduct clinical activities on our behalf and CMOs that manufacture drug substance and drug product and conduct research and nonclinical activities on our behalf;

•
costs related to compliance with regulatory requirements; and

•
research and development supplies and service expenses, including consultant fees and expenses related to our R&D activities.

R&D costs are expensed as incurred, except that where there is an identifiable asset that can be completed, that will generate probable future economic benefits and where the costs of such assets can be measured reliably, such assets will be capitalized as intangible assets.
Administrative Expenses
General and administrative expenses consist primarily of compensation and benefits to our personnel not involved in R&D activities, including the costs related to our management services agreements, directors, and senior advisors; professional service fees, including accounting, legal, and other consulting services.

Other operating income (expenses)
Other operating income and expenses include foreign exchange rate differences arising from supplier invoices.
Financial Income and Expenses
Financial income and expenses primarily comprise net exchange rate gains and losses arising from the remeasurement of cash and short-term investments held in foreign currencies, as well as interest income on such investments.
Results of Operations for the three months ended March 31, 2026 and 2025
	Three Months Ended March 31,		2026 vs. 2025
	2026 SEK	2025 SEK	Change SEK	Change %
	(in thousands, except percentage data)
	(unaudited)
Net revenues	602	892	(290)	-33%
Gross income	602	892	(290)	-33%
Administrative expenses	(21,512)	(14,126)	(7,386)	52%
Research and development expenses	(102,595)	(78,728)	(23,867)	30%
Other operating income (expenses), net	(340)	417	(757)	-182%
Operating loss	(123,845)	(91,545)	(32,300)	35%
Financial income	15,958	6,415	9,543	149%
Financial expenses	(643)	(26,405)	25,762	-98%
Net financial income (expenses)	15,315	(19,990)	35,305	-177%
Loss before tax	(108,530)	(111,535)	3,005	-3%
Tax benefit	(86)	—	(86)	0%
Loss	(108,616)	(111,535)	2,919	-3%
Comparison of Three Months Ended March 31, 2026 and 2025
Revenue
Net revenues amounted to SEK 0.6 million and SEK 0.9 million for the three months ended March 31, 2026 and 2025, respectively. Net revenues for both periods are related to reimbursement for expenses incurred by the Company for certain drug development activities related to buloxibutid under the agreement with Nippon Shinyaku.
Research and Development Expenses
Research and development expenses were SEK 102.6 million and SEK 78.7 million for the three months ended March 31, 2026 and 2025, respectively. The increase compared to the prior year is primarily attributable to the costs of the ongoing Phase 2b ASPIRE clinical trial of buloxibutid in IPF, which was initiated in September 2024. For the three months ended March 31, 2026 and 2025, costs of the share-based incentive programs related to research and development staff were SEK 1.2 million and SEK 1.0 million, respectively.
Administrative Expenses
Administrative expenses were SEK 21.5 million and SEK 14.1 million for the three months ended March 31, 2026 and 2025, respectively. The SEK 7.4 million increase in administrative expenses was primarily due to the increase in employee-related costs, including the expansion of the Company’s leadership group, and the increase in professional services and other administrative expenses to support the increased operations. For the three months ended March 31, 2026 and 2025, costs of the share-based incentive programs related to administrative staff were SEK 2.6 million and SEK 2.1 million, respectively.
Financial Income and Expenses
Net financial income (expenses) was SEK 15.3 million and SEK (20) million for the three months ended March 31, 2026 and 2025, respectively. The income compared to the expense in the previous year is primarily attributable to foreign exchange rate differences on cash balances and short-term investments. In line with the group’s treasury guidelines, cash is exchanged into foreign currency, and invested over different maturities, in order to align with the currency exposure arising from the fact that the majority of our agreements and expenses are denominated in foreign currencies.
Results of Operations for the Fiscal Years Ended December 31, 2025, 2024 and 2023
	Year Ended December 31,			2025 vs. 2024		2024 vs. 2023
	2025 SEK	2024 SEK	2023 SEK	Change SEK	Change %	Change SEK	Change %
	(in thousands, except percentage data)
Net revenues	3,817	109,346	—	(105,529)	-97%	109,346	100%
Gross income	3,817	109,346	—	(105,529)	-97%	109,346	100%
Administrative expenses	67,914	50,443	36,923	17,471	35%	13,520	37%
Marketing and distribution expenses	—	—	7,672	—	0%	(7,672)	-100%
Research and development expenses	390,348	249,263	276,294	141,085	57%	(27,031)	-10%
Other operating income (expenses), net	2,059	(3,829)	(617)	5,888	-154%	(3,212)	521%
Operating loss	(452,386)	(194,189)	(321,506)	(258,197)	133%	127,317	-40%
Financial income	23,888	25,307	10,538	(1,419)	6%	14,769	140%
Financial expenses	48,976	8	358	48,968	612100%	(350)	-98%
Net financial income (expenses)	(25,088)	25,299	10,180	(50,387)	-199%	15,119	149%
Loss before tax	(477,474)	(168,890)	(311,326)	(308,584)	183%	142,436	-46%
Tax benefit	—	256	384	(256)	-100%	(128)	-33%
Loss	(477,474)	(168,634)	(310,942)	(308,840)	183%	142,308	-46%
Comparison of Years Ended December 31, 2025 and 2024
Revenue
Net revenues amounted to SEK 3.8 million and SEK 109.3 million for the year ended December 31, 2025 and 2024, respectively. Net revenues for 2025 are related to reimbursement for expenses incurred by the Company for certain drug development activities related to buloxibutid under the agreement with Nippon Shinyaku. Net revenues for 2024 included the upfront payment of SEK 104.2 million and reimbursements for expenses incurred by the Company for certain drug development activities related to buloxibutid under the agreement with Nippon Shinyaku.
Research and Development Expenses
Research and development expenses were SEK 390.4 million and SEK 249.3 million for the years ended December 31, 2025 and 2024 respectively. The increase compared to the prior year is primarily attributable to the costs of the ongoing Phase 2b ASPIRE clinical trial of buloxibutid in IPF, which was initiated in September 2024. For the year ended December 31, 2025 and 2024, costs of the share-based incentive programs related to research and development staff were SEK 6.5 million and SEK 2.1 million, respectively.
Administrative Expenses
Administrative expenses were SEK 67.9 million and SEK 50.4 million for the years ended December 31, 2025 and 2024, respectively. The SEK 17.5 million increase in administrative expenses was primarily due to a SEK 12.2 million increase in employee-related costs, including a SEK 7.6 million increase in stock-based compensation, and an increase in professional services and other administrative expenses to support the increased operations. For the years ended December 31, 2025 and 2024, costs of the share-based incentive programs related to administrative staff were SEK 13.0 million and SEK 5.4 million, respectively.
Financial Income and Expenses
Net financial income (expenses) was SEK (25.1) million and SEK 25.3 million for the years ended December 31, 2025 and 2024, respectively. The decrease compared to the previous year is primarily attributable to foreign exchange rate differences related to cash balances and short-term investments. In line with the group’s treasury guidelines, cash is exchanged into foreign currency, and invested over different maturities, in order to align with the currency exposure arising from the fact that the majority of our agreements and expenses are denominated in foreign currencies.
Comparison of Years Ended December 31, 2024 and 2023
Revenue
Net revenues for 2024 included the upfront SEK 104.2 million payment and reimbursements for expenses incurred by the Company for certain drug development activities related to buloxibutid of SEK 5.1 million, both under the agreement with Nippon Shinyaku. There were no revenues generated during the year ended December 31, 2023.
Research and Development Expenses
Research and development expenses were SEK 249.3 million and SEK 276.3 million for the years ended December 31, 2024 and 2023, respectively. Adjusted for the impairment of intangible assets attributable to the IMiD program abandoned in January 2024 (SEK 50.5 million) and to the drug candidate C106 (SEK 12.0 million) recorded in 2023, R&D expenses increased by SEK 35.5 million, primarily driven by the Phase 2b ASPIRE trial, which was initiated in September 2024.
Administrative Expenses
Administrative expenses were SEK 50.4 million and SEK 36.9 million for the years ended December 31, 2024 and 2023, respectively. The SEK 13.5 million increase in general and administrative expenses was primarily due to a SEK 10.9 million increase in employee-related costs, including a SEK 1.8 million increase in stock-based compensation, and an increase in professional services and other administrative expenses to support the increased operations.
Marketing and distribution expenses
During the year ended December 31, 2023, we incurred SEK 7.7 million in marketing and distribution expenses related to Almee™, a digital therapeutic for the treatment of anxiety in pulmonary fibrosis. The spending on the digital device program was paused with the operational focus shifted to buloxibutid. While we are not pursuing independent development of Almee at this time, we continue to monitor the evolving digital therapy landscape and remain open to exploring partnership opportunities that could advance Almee alongside approved molecular therapies for pulmonary fibrosis.
Financial Income and Expenses
Net financial income (expenses) were SEK 25.3 million and SEK 10.5 million for the years ended December 31, 2024 and 2023, respectively. Financial income consists of capital gains and dividend income realized from financial assets. The financial income increased SEK 14.8 million in 2024 as compared to the prior year due to the increase in the balances invested in cash equivalents.
Recently Adopted Accounting Pronouncements
We have adopted all relevant new and amended Accounting Standards and Interpretations issued by the IASB that are effective for annual reporting periods beginning on January 1, 2026. The adoption of these Accounting Standards and Interpretations did not have any significant impact on amounts reported in our consolidated financial statements.
As of January 1, 2025, we apply the amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates. The application has not had any material impact on our financial statements.
New and amended accounting standards and interpretations that have been published and will take effect in 2026 or later have not been applied in the preparation of this financial report. IFRS 18 Presentation and Disclosure in Financial Statements, published by the IASB in April 2024, was adopted by EU on February 13, 2026. It will apply from January 1, 2027 and replace IAS 1 Presentation of Financial Statements. IFRS 18 will affect the presentation and disclosures in our financial reports by introducing new categories in the income statement — operating activities, investing, and financing — as well as a new subtotal for operating income. The standard also includes enhanced disclosure requirements, particularly regarding Management Performance Measures (MPM). We are currently assessing the effects of IFRS 18.
Internal Control over Financial Reporting
In preparation of our financial statements for the fiscal years ended December 31, 2023, 2024 and 2025 to meet the requirements applicable to this registration statement, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
We identified a material weakness in our internal control over financial reporting related to IT general controls (“ITGCs”), specifically related to the enterprise resource planning system that we used as our primary financial reporting system through December 31, 2025 (the “Old ERP System”). The Old ERP System did not have a SOC-1 report, and the Company did not maintain (i) sufficient user access controls to ensure appropriate segregation of duties and to restrict access to financial applications, programs and data to only authorized users, (ii) program change management controls to ensure that information technology program and data changes affecting financial information and underlying accounting records are appropriately authorized and implemented, and (iii) IT operation controls. Although the material weakness is contained within our IT general control environment, it caused our business process controls that are dependent on the ineffective ITGCs, or that rely on data produced from systems impacted by the ineffective ITGCs, to be deemed ineffective.
We have taken steps designed to remediate the identified material weakness. In particular, effective January 1, 2026, we transitioned from the Old ERP System to a new ERP system (the “New ERP System”), which is expected to support proper segregation of duties and privileged access management, proper authorization and implementation of program changes, and appropriate IT operation controls within our control environment. We continue our activities to design and implement the appropriate IT general controls throughout fiscal year 2026 and will test their operating effectiveness to determine the status of remediation at December 31, 2027.
We cannot assure you that the measures we have taken to date, and measures we plan to implement, will be sufficient to remediate the control deficiencies that led to the identified material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses in the future, or otherwise fail to maintain an effective system of internal controls, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and the market price of our ADSs may decline as a result. See “Risk Factors — We have identified a material weakness in our internal control over financial reporting.”
Emerging Growth Company Status
As a company with less than USD 1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:
•
exemption from the auditor attestation requirement of Section 404 in the assessment of our internal control over financial reporting; and

•
to the extent that we no longer qualify as a foreign private issuer, (i) certain reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information that we provide shareholders and holders of the ADSs may be different than you might obtain from other public companies. We will cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than USD 1.235 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than USD 1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year in which the fifth anniversary of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act occurs.
In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS Accounting Standards, as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.
Foreign Private Issuer Status
We will report under the Exchange Act as a “foreign private issuer” under U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain laws and regulations of the SEC and certain regulations of Nasdaq. Consequently, we are not subject to all of the disclosure requirements applicable to U.S. domestic public companies. For example, we are exempt from certain rules under the Exchange Act, as amended, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our 10% beneficial owners will be exempt from Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our securities. While our executive officers and members of our Board will be subject to the reporting requirements of Section 16(a) of the Exchange Act, they may rely on exemptive relief granted by the SEC (Release No. 34-104931, dated March 5, 2026), which provides conditional relief from Section 16(a) reporting for directors and executive officers of foreign private issuers that comply with Article 19 of the EU Market Abuse Regulation, subject to the conditions of the order. In addition, our executive officers and directors will not be subject to the “short-swing” profit recovery provisions of Section 16(b) or the short-sale prohibitions of Section 16(c) of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We will remain a foreign private issuer until such time that 50% or more of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the members of our Board or our global management team are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.
We have taken advantage of certain reduced reporting and other requirements in this registration statement. Accordingly, the information contained herein may be different from the information you receive from other public companies.
B.   Liquidity and Capital Resources
Sources and Uses of Liquidity
Since our inception, we have not generated any revenue from product sales and have incurred significant operating losses. To date, we have funded our operations primarily through equity offerings and collaboration arrangements. Our ability to pursue and finance our operations and our intended development plans depends on our ability to raise financing.
In October 2024, we raised the gross proceeds of approximately SEK 782 million through a rights issue financing.
In October 2024, in addition to the rights issue financing, we carried out a directed share issue to raise approximately SEK 100 million at SEK 9.00 per share.
In November 2025, we closed a directed share issue of approximately SEK 455.1 million, providing capital to fund the expanded Phase 2b ASPIRE trial, Phase 3 readiness activities, and early-stage pipeline investment, with strong support from leading global healthcare investors.
Effective January 2, 2026, Nasdaq Stockholm upgraded us from the Small Cap to the Mid Cap segment.
We expect to continue to raise financing through sale of equity and license and development agreements in connection with collaborations. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing shareholders will be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of our existing shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.
We intend to use future expected proceeds, together with cash on hand, to finance our development activities, in particular to carry out subsequent clinical trials for buloxibutid and development of future product candidates, as well as to fund our outstanding liabilities and other commitments. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to advance buloxibutid and any other product candidates, initiate further clinical trials and seek marketing approval for our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.
As of March 31, 2026, we had cash and cash equivalents of approximately SEK 377.4 million and SEK 682.4 million invested in short-term investments. We have no material long-term obligations.

Based on our current operating plan, we expect that our existing cash and cash equivalents will enable us to fund the expanded Phase 2b ASPIRE clinical trial through topline data, expected in mid-2027, and to support our anticipated operating expenses — including activities related to Phase 3 readiness — into the second half of 2028. We expect our expenses to increase in connection with our ongoing activities, particularly as we advance the non-clinical activities and clinical trials of our product candidates. The timing and amount of our operating expenditures will depend largely on:
•
the scope, number, initiation, progress, timing, costs, design, duration, any potential delays, and results of clinical trials and nonclinical studies for our current or future product candidates, particularly the Phase 2b ASPIRE trial, and subsequent clinical trials;

•
the number and development requirements of other product candidates that we may pursue;

•
the costs, timing and outcome of regulatory review of our product candidates;

•
the extent to which we in-license or acquire other product candidates and technologies;

•
the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive or have received marketing approval;

•
the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights covering our product candidates, including any such patent claims and intellectual property rights that we have licensed pursuant to the terms of our license agreement; and

•
the effect of competing technological and market developments.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.
If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.
Cash Flows
The following table summarizes our cash flows for the three months ended March 31, 2026 and 2025:
	Three Months Ended March 31,
	2026 SEK	2025 SEK
	(in thousands)
	(unaudited)
Cash flows used in operating activities	(117,641)	(86,113)
Cash flows from (used in) investing activities	(88,663)	(333,846)
Cash flows for the year	(206,304)	(419,959)
Cash and cash equivalents at beginning of the year	578,147	1,156,001
Foreign exchange difference	5,580	(20,570)
Cash and cash equivalents at year-end	377,423	715,472
Operating Activities
Cash used in operating activities for the three months ended March 31, 2026, increased by SEK 31.5 million as compared to the three months ended March 31, 2025. The increase in cash used in operating activities is primarily due to the increase in costs related to the clinical development programs.

Investing Activities
During the three months ended March 31, 2026, the redemptions, net of acquisitions, of short-term investments amounted to SEK 87.3 million as compared to net redemptions of short-term investments of SEK 333.7 million during the three months ended March 31, 2025.
The following table summarizes our cash flows for the years ended December 31, 2025, 2024 and 2023:
	Year Ended December 31,
	2025 SEK	2024 SEK	2023 SEK
	(in thousands)
Cash flows used in operating activities	(375,737)	(164,946)	(249,583)
Cash flows from (used in) investing activities	(600,506)	149,038	(144,455)
Cash flows from financing activities	430,544	834,063	470,855
Cash flows for the year	(545,699)	818,155	76,817
Cash and cash equivalents at beginning of the year	1,156,001	333,620	256,803
Foreign exchange difference	(32,155)	4,226	—
Cash and cash equivalents at year-end	578,147	1,156,001	333,620
Operating Activities
Cash used in operating activities for the year ended December 31, 2025, increased by SEK 210.8 million as compared to the year ended December 31, 2024. The increase in cash used in operating activities is primarily due to the increasing investment in the clinical development program. The cash flow used in operating activities decreased to SEK 165.0 million in 2024 as compared SEK 249.6 million in 2023 due to the decrease in the operating loss, largely driven by SEK 109 million revenues recognized from the upfront payment under the Nippon Shinyaku license agreement.
Investing Activities
During the year ended December 31, 2025, net acquisitions of short-term investments amounted to SEK (600.5 million), compared to net redemptions of short-term investments of SEK 149 million and net acquisitions of SEK (144.5 million) during the years ended December 31, 2024 and 2023, respectively.
Financing Activities
The cash flows from financing activities were SEK 430.5 million, SEK 834.1 million and SEK 470.9 million for the years ended December 31, 2025, 2024 and 2023. During the year ended December 31, 2025, we closed a directed share issue raising SEK 430.5 million in net cash proceeds. In October 2024, we raised the combined net cash proceeds of SEK 834 million from a rights issue and directed share issue. In June 2023, we carried out a directed share issue raising net cash proceeds of SEK 470.9 million.
C.   Research and Development, Patents and Licenses, etc.
For a discussion of our research and development activities, see “— A. Operating Results” and “Item 4. Information on the Company — B. Business Overview.”
D.   Trend Information
Our growth strategy and trends affecting our performance are detailed in “— A. Operating Results” and “Item 4. Information on the Company — B. Business Overview.” For a discussion of uncertainties and certain factors that could materially affect our business, see “Item 3. Key Information — D. Risk Factors.”
E.   Critical Accounting Policies and Estimates
We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2 to our audited consolidated financial statements appearing elsewhere in this registration statement for a description of our other significant accounting policies.
The preparation of the financial statements in accordance with IFRS requires company management to make judgments and accounting estimates that affect the application of the accounting policies and the carrying amounts of assets, liabilities, revenue and expenses. The actual outcome could deviate from these estimates.
Research and development expenses
We conduct research and development activities through external collaboration partners, such as clinical research organizations (CROs). We expense the costs of these research and development activities over the project term based on estimated completion percentage of the activities of each specific contract as of each reporting period end. The payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.
ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.   Directors and Senior Management
For information about our directors and senior management, see “Item 1. Identity of Directors, Senior Management and Advisers — A. Directors and Senior Management.”
Family Relationships
There are no family relationships among any of our executive officers and our directors.
Arrangements for Election of Directors and Members of Management
There are no contracts or other arrangements pursuant to which our directors have been or must be selected.
B.   Compensation
Non-Employee Director Compensation
Our non-employee directors receive a fee for their services as a director, which is approved by the Board, giving due consideration to the time commitment and responsibilities of their roles and of current market rates for comparable organizations and appointments. We offer remuneration in accordance with market practice which enables the recruitment and retention of internationally qualified senior executives. Compensation within the Company is based on principles of performance, competitiveness and fairness.
At the annual general meeting, or AGM, held on May 6, 2025, or the 2025 AGM, shareholders resolved that remuneration to the members of the Board for the period up to the end of the 2026 Annual General Meeting on May 6, 2026, or the 2026 AGM, would be SEK 700,000 for the Chairman of the Board and SEK 240,000 for each of the other Board members. As remuneration for committee work, the Chairman of the Audit Committee receives SEK 150,000 and each other member of the Audit Committee receives SEK 75,000. The Chairman of the Remuneration Committee receives SEK 75,000 and each other member of the Remuneration Committee receives SEK 37,500. The Chairman of the Scientific Committee receives SEK 75,000 and each other member of the Scientific Committee receives SEK 37,500. In addition, at the 2025 AGM the shareholders approved an incentive equity award program for our Board (2025 Long-Term Incentive Program — Board RSU 2025) as described further below.

The following table summarizes the compensation paid to our non-employee directors during the year ended December 31, 2025:
Name	Board Fee (SEK)(1)	Committee Remuneration (SEK)(2)	Share-Based Payments (SEK)(3)	Total (SEK)
Hans Schikan	515,000	65,000	809,649	1,389,649
Yasir Al-Wakeel	230,000	65,000	233,338	528,338
Ann Barbier	115,000	32,500	350,016	497,516
Elisabeth Björk	115,000	65,000	350,016	530,016
Michael Buschle(4)	115,000	32,500	350,016	497,516
Jacob Gunterberg	175,000	97,500	274,098	546,598
Heidi Hunter	115,000	162,500	350,016	627,516

(1)
Board fees as resolved at the annual general meeting held on May 7, 2024, or the 2024 AGM, for the period between January 1, 2025 through May 5, 2025 and at the 2025 AGM for the period between May 6, 2025 through December 31, 2025, excluding social security contributions, for the 2025 financial year.

(2)
Other remuneration includes remuneration for Board committee work.

(3)
The share-based payments were granted pursuant to the Board LTIP 2024 program and the Board RSU 2025 program. Board members have the right to receive 50% of their gross board fees (excluding fees for committee work) in share awards or restricted share units, or RSUs, as applicable, instead of cash compensation.

(4)
Mr. Buschle’s services as a director ended on May 5, 2026.

The following table sets forth, as of December 31, 2025, the aggregate number of share awards and RSUs held by those individuals who served as non-employee directors during the year ended December 31, 2025:
Name	Program(1)(2)(3)	Number of Share Awards / RSUs	Grant Date	Expiration Date
Hans Schikan	Board LTIP 2023(1)	11,025(5)	May 11, 2023	June 1, 2029
	Board LTIP 2024(2)	55,344(5)	May 7, 2024	June 1, 2034
	Board RSU 2025(3)	85,813	May 6, 2025	June 1, 2035
Yasir Al-Wakeel	Board LTIP 2024(2)	12,298(5)	May 7, 2024	June 1, 2034
	Board RSU 2025(3)	29,421	May 6, 2025	June 1, 2035
Ann Barbier	Board LTIP 2024(2)	18,448(5)	May 7, 2024	June 1, 2034
	Board RSU 2025(3)	44,132	May 6, 2025	June 1, 2035
Elisabeth Björk	Board RSU 2025(3)	44,132	May 6, 2025	June 1, 2035
Michael Buschle(2)(4)	Board LTIP 2023(1)	11,025(5)	May 11, 2023	June 1, 2029
	Board LTIP 2024(2)	18,448(5)	May 7, 2024	June 1, 2034
	Board RSU 2025(3)	44,132	May 6, 2025	June 1, 2035
Jacob Gunterberg	Board LTIP 2023(1)	24,806(5)	May 11, 2023	June 1, 2029
	Board LTIP 2024(2)	18,448(5)	May 7, 2024	June 1, 2034
	Board RSU 2025(3)	29,421	May 6, 2025	June 1, 2035
Heidi Hunter	Board LTIP 2023(1)	11,025(5)	May 11, 2023	June 1, 2029
	Board LTIP 2024(2)	18,448(5)	May 7, 2024	June 1, 2034
	Board RSU 2025(3)	44,132	May 6, 2025	June 1, 2035

(1)
Board LTIP 2023 share awards vested over a period of approximately one year, corresponding to the earlier of (i) the 2024 AGM or (ii) June 1, 2024. As of December 31, 2025, these share awards are 100% vested.

(2)
Board LTIP 2024 share awards vested over a period of approximately one year, corresponding to the earlier of (i) the 2025 AGM or (ii) June 1, 2025. As of December 31, 2025, these share awards are 100% vested.

(3)
Board RSU 2025 RSUs vest over a period of approximately one year, corresponding to the earlier of (i) the 2026 AGM or (ii) June 1, 2026.

(4)
Mr. Buschle’s services as a director ended on May 5, 2026.

(5)
In connection with the October 2024 rights issue, each share award or RSU, as applicable, entitles the participant to 1.04 shares.

Appointment of Directors
The appointment is subject to our articles of association, and is subject to confirmation at our AGM. Board members are normally elected by shareholders at the AGM for the period until the end of the next AGM. Each non-employee director is paid an annual fee as set forth above, subject to upward adjustment, as recommended by our Nomination Committee and approved by our shareholders at the AGM. Such fees cover all duties of our non-employee directors, including committee service and certain additional responsibilities. In addition, we reimburse each director for reasonable and properly documented expenses incurred in performing their duties.
Executive Officer Compensation
The compensation for each of our executive officers is comprised of the following elements: base salary, annual bonus, personal benefits, pension and option awards. During 2025, our executive officers consisted of Ahmed Mousa, Chief Executive Officer, Hans Jeppsson, Chief Financial Officer and Bertil Lindmark, MD, PhD, former Chief Medical Officer. Bernt van den Blink succeeded Bertil Lindmark as Chief Medical Officer on March 1, 2026.
Our executive officers are eligible for an annual bonus at the discretion of the Remuneration Committee. Bonus awards are reviewed at the end of each calendar year and any such awards are determined by the performance of the individual and the company as a whole based upon the achievement of strategic objectives set at the beginning of the year.
The following table summarizes compensation earned by our executive officers during the year ended December 31, 2025:
Name and Principal Position	Year	Basic Salary (SEK)	Variable Remuneration / Bonus (SEK)(2)	Share- Based Payments (SEK)(3)	Pension Costs (SEK)(4)	Total (SEK)
Ahmed Mousa, Chief Executive Officer(1)	2025	5,303,764	2,264,442	3,398,051	230,881	11,197,138
All other executive officers as a group (two persons)(5)(6)	2025	6,696,107	2,317,617	1,904,422	788,399	11,706,545

(1)
Mr. Mousa’s compensation reflects a dual-jurisdiction arrangement. In addition to his role as Chief Executive Officer of Vicore Pharma Holding AB, Mr. Mousa serves as Chief Executive Officer of the Company’s U.S. subsidiary, Vicore Pharma US, Inc., pursuant to a secondment agreement dated September 9, 2023. Mr. Mousa receives a base salary from the Swedish parent company and a separate base salary from the U.S. subsidiary, which are reported in the aggregate in the compensation table above. The U.S. subsidiary also provides Mr. Mousa with participation in a 401(k) retirement plan (with a 4% company match), medical, vision, dental, life, and disability insurance benefits. In addition, the

Company has agreed to engage a qualified tax professional on Mr. Mousa’s behalf, at an annual cost not to exceed USD 10,000, to assist with tax matters arising from the cross-border employment arrangement.
(2)
These bonus payments represent discretionary bonuses paid for fiscal year 2025 performance.

(3)
These represent options granted to our senior executives pursuant to the applicable Co-worker LTIPs.

(4)
During the year ended December 31, 2025, the total amount set aside or accrued by the Company and its subsidiaries to provide pension, retirement or similar benefits for our directors and executive officers was SEK 3,045 thousand. No amounts were set aside for pension benefits for our non-employee directors. Pension benefits for our executive officers are defined contribution in nature. The Chief Executive Officer participates in a Swedish occupational pension solution (5% of Swedish base salary) and a U.S. 401(k) plan with a 4% company match through the U.S. subsidiary. The Chief Financial Officer participates in a Swedish occupational pension solution at 30% of base salary. The former Chief Medical Officer, Dr. Lindmark, was not entitled to pension contributions under his employment agreement.

(5)
Consists of compensation earned by Mr. Jeppsson, Chief Financial Officer and Dr. Lindmark, our former Chief Medical Officer.

(6)
Dr. Lindmark’s services as Chief Medical Officer ended on February 28, 2026; Dr. Lindmark is currently serving as a senior advisor in the Company.

The following table sets forth, as of December 31, 2025, the aggregate number of option awards held by our executive officers:
Name	Program	Grant Date(1)	Number of Options Outstanding	Exercise Price (SEK)	Expiration Date
Ahmed Mousa, Chief Executive Officer	Co-worker LTIP 2021:3	September 29, 2023	400,000(3)	18.80	September 29, 2028
	Co-worker LTIP 2023:1a	September 29, 2023	400,000(3)	18.80	September 29, 2028
	Co-worker LTIP 2023:2a	January 15, 2025	350,000	12.25	January 15, 2030
	Co-worker LTIP 2025:1	May 6, 2025	1,150,000	10.20	May 6, 2030
Hans Jeppsson, Chief Financial Officer	Co-worker LTIP 2021:1	September 16, 2021	50,000(3)	25.50	September 16, 2026
	Co-worker LTIP 2021:2	September 27, 2022	65,000(3)	27.60	September 27, 2027
	Co-worker LTIP 2021:3	September 29, 2023	75,000(3)	18.80	September 29, 2028
	Co-worker LTIP 2023:2a	January 15, 2025	375,000	12.25	January 15, 2030
Bertil Lindmark, Former Chief Medical Officer(2)	Co-worker LTIP 2023:1b	March 26, 2024	125,000(3)	19.20	March 26, 2029
	Co-worker LTIP 2023:2a	January 15, 2025	300,000	12.25	January 15, 2030

(1)
The fair value on the grant date has been calculated using the Black & Scholes valuation model, which takes into account the exercise price, the term of the options, the share price on the grant date and expected volatility in the share price, and risk-free interest rate for the term of the option.

(2)
Dr. Lindmark’s services as Chief Medical Officer ended on February 28, 2026.

(3)
In connection with the October 2024 rights issue, each option entitles the participant to 1.04 shares.

Guidelines on Remuneration to Senior Executives and Board
The fixed remuneration reflects the individual’s responsibility and experience level and is reviewed annually. Variable remuneration paid in cash may not exceed 50 percent of the annual fixed remuneration for the Chief Executive Officer and may not exceed 40 percent of the annual fixed remuneration for other senior executives. Further variable cash remuneration may be awarded in extraordinary circumstances, provided that such arrangements are limited in time and made on an individual basis, either for the purpose of recruiting or retaining executives, or for extraordinary performance. Such remuneration may not exceed an amount corresponding to 50% of the individual’s fixed annual cash salary and may not be paid more than once per year for each individual. The satisfaction of criteria for awarding variable cash remuneration is measured over a period of at least one year. Variable cash remuneration is linked to corporate goal achievement. The corporate goals must be predetermined and measurable and must be related to measurable advancements in our development programs, corporate development efforts, capital markets strategy, employee engagement, and other associated activities. The corporate goals may be financial or non-financial and may also be quantitative or qualitative objectives. The criteria are designed to contribute to our business strategy and long-term interests, including its sustainability.
Share and share-price related incentive programs, if adopted, are approved by the shareholders. Pension benefits are, where possible, premium-based (i.e., defined contribution). For the Chief Executive Officer and other senior executives, the premium may, in situations where premium-based pension is applicable, amount to a maximum of 30% of the fixed salary. Notwithstanding the above, the Board is entitled to offer other solutions which, in terms of cost, are equivalent to the above.
Our executive officers may be awarded other customary benefits such as company health care. Such other benefits may not amount to more than 15 percent of fixed annual cash salary.
The Board may temporarily resolve to deviate from the guidelines, in whole or in part, if in a specific case there is special cause for the deviation and a deviation is necessary to serve our long-term interests, including its sustainability, or to ensure our financial viability.
The Board has the right, subject to the restrictions that may apply under law or contract, to reclaim, in whole or in part, variable remuneration paid on incorrect grounds (clawback).
The extent to which criteria for awarding variable cash remuneration have been satisfied is determined when the measurement period has ended. The Remuneration Committee is responsible for the evaluation insofar as it concerns variable cash remuneration to the Chief Executive Officer. For variable cash remuneration to other executives, the Chief Executive Officer is responsible for the evaluation, subject to approval by the Board for those executives who report directly to the Chief Executive Officer. For financial objectives, the evaluation is based on the latest financial information we made public.
Decision-Making Process
The Board has established a Remuneration Committee, whose tasks include preparing the Board’s decision to propose guidelines for executive remuneration. The Board is required to prepare a proposal for new guidelines at least every fourth year and submit it to the general meeting. The guidelines remain in force until new guidelines are adopted by the general meeting. The Remuneration Committee also monitors and evaluates programs for variable remuneration for the executive management, the application of the guidelines for executive remuneration, as well as the current remuneration structures and compensation levels in the company. The members of the Remuneration Committee are independent of the Company and its executive management. The Chief Executive Officer and other members of the executive management do not participate in the Board’s processing of and resolutions regarding remuneration-related matters insofar as they are affected by such matters. In the preparation of the Board’s proposal for these remuneration guidelines, salary and employment conditions for employees of the company have been taken into account by including information on the employees’ total income, the components of the remuneration and increase and growth rate over time, in the Remuneration Committee’s and the Board’s basis of decision when evaluating whether the guidelines and the limitations set out herein are reasonable.
Under the remuneration guidelines, fixed cash salary during the notice period and severance pay for the Chief Executive Officer may not exceed twelve months’ fixed salary. For other executives, fixed cash salary during the notice period and severance pay may not exceed six months’ fixed salary. Other senior executives have a period of notice of three to six months in the event the termination is made by the Company or if the senior executive resigns. Notice may be up to six months without any right to severance pay when termination is made by the executive. Additionally, remuneration may be paid for non-compete undertakings. Such remuneration shall compensate for loss of income and is only paid insofar as the previously employed executive is not entitled to severance pay. Such remuneration may not exceed 60% of the monthly income at the time of termination of employment and is paid during the period the non-compete undertaking applies, but in no event for more than 12 months following termination of employment.

Incentive Programs
We maintain share-based incentive programs designed to advance our long-term interests by motivating and rewarding our executive officers, other employees, and members of our Board in a manner aligned with the interests of our shareholders. As of December 31, 2025, we had six active equity incentive programs covering members of our management team, employees, and members of our Board. As of December 31, 2025, a total of 8,271,266 employee stock options and share awards were outstanding, corresponding to 8,404,342 shares (based on the recalculation of the number of shares that each instrument gives the right to subscribe for as a result of the October 2024 rights issue). In addition, a total of 6,288,812 employee stock options were authorized but not yet granted, corresponding to 6,306,364 shares following the same recalculation. Assuming full utilization of all granted employee stock options and share awards outstanding as of December 31, 2025, this would correspond to a maximum dilution of 2.9 percent. Taking into account also the non-granted employee stock options and warrants that may be used as a hedge for social security contributions, the maximum dilution level as of December 31, 2025, would amount to 5.0 percent.
The following is a summary of the material terms of each program.
2025 Long-Term Incentive Programs
At our 2025 AGM, our shareholders approved two long-term incentive programs: (i) an incentive program for our executive officers and personnel (including employees and consultants), or the Co-worker LTIP 2025, and (ii) an incentive program for members of our Board, or the Board RSU 2025. The aggregate maximum number of awards issuable under these programs is 7,000,000 stock options under the Co-worker LTIP 2025 and 1,070,000 RSUs under the Board RSU 2025.
Co-worker LTIP 2025
The Co-worker LTIP 2025 program provides for the grant, at no cost to the participant, of stock options exercisable for up to a maximum of 7,000,000 of our shares in the aggregate. Each option entitles the holder to acquire one share in the company for a pre-determined exercise price, which shall correspond to 125 percent of the volume-weighted average price of the Company’s common share on Nasdaq Stockholm for the five trading days preceding the grant date. The options vest over a three-year period, with one-third vesting on each anniversary of the grant date, such that all options will have vested on the third anniversary of the grant date, provided that the holder, with some customary exceptions (including retirement and permanent incapacity to work due to illness or accident), remains employed by the Company. Vested options must be exercised no later than the fifth anniversary of the grant date. As of December 31, 2025, 1,150,000 options had been granted under the Co-worker LTIP 2025, corresponding to 1,150,000 shares, all of which were granted to the Chief Executive Officer.
Board RSU 2025
Under the Board RSU 2025 program, participating directors receive, at no cost, RSUs that entitle the holder to receive up to a maximum of 1,070,000 of our shares in the aggregate. The RSUs vest over a period of approximately one year, corresponding to the date of, whichever is earliest, (i) the 2026 Annual General Meeting or (ii) June 1, 2026, or the RSU 2025 Vesting Date. The earliest point in time at which vested RSUs may be exercised shall be the day falling immediately after the RSU 2025 Vesting Date. The latest point in time at which vested RSUs can be exercised shall be the earlier of (i) 90 days after the last day of service as a member of the Board, or (ii) June 1, 2035. Board members have the right to receive 50% of their gross board fees (excluding fees for committee work) in RSUs instead of cash compensation. As of December 31, 2025, a total of 321,183 RSUs had been granted under the Board RSU 2025, corresponding to 321,183 shares.
2024 Long-Term Incentive Program
At our 2024 AGM, our shareholders approved a long-term incentive program for members of our Board, or the Board LTIP 2024. The aggregate maximum number of share awards issuable under this program is 297,000.

Board LTIP 2024
Under the Board LTIP 2024 program, participating directors receive, at no cost, share awards that entitle the holder to receive up to a maximum of 308,880 of our shares in the aggregate (as recalculated following the October 2024 rights issue). The share awards vest over a period of approximately one year, corresponding to the date of, whichever is earliest, (i) the 2025 AGM or (ii) June 1, 2025, or the LTIP 2024 Vesting Date. The earliest time vested share awards may be exercised shall be the day falling immediately after the LTIP 2024 Vesting Date. The latest time at which vested share awards can be exercised shall be the earlier of (i) 90 days after the last day of service as a member of the Board or (ii) June 1, 2034. Board members have the right to receive 50% of their gross board fees (excluding fees for committee work) in share awards instead of cash compensation. As of December 31, 2025, a total of 141,434 share awards remained outstanding under the Board LTIP 2024, corresponding to 147,091 shares (as recalculated following the October 2024 rights issue).
2023 Long-Term Incentive Programs
At our annual general meeting held on May 11, 2023, our shareholders approved two long-term incentive programs: (i) an incentive program for our executive officers and personnel (including employees and consultants), or the Co-worker LTIP 2023, and (ii) an incentive program for members of our Board, or the Board LTIP 2023. The aggregate maximum number of awards issuable under these programs is 5,000,000 stock options under the Co-worker LTIP 2023 and 120,000 share awards under the Board LTIP 2023.
Co-worker LTIP 2023
The Co-worker LTIP 2023 program provides for the grant, at no cost to the participant, of stock options. Each option entitles the holder to acquire one share in the Company for a pre-determined exercise price. The options are exercisable for up to a maximum of 5,200,000 of our shares in the aggregate (as recalculated following the October 2024 rights issue). The exercise price per share corresponds to 125 percent of the volume-weighted average price of the Company’s common share on Nasdaq Stockholm for the five trading days preceding the granting date. The options vest over a three-year period, with one-third vesting on each anniversary of the grant date, such that all options will have vested on the third anniversary of the grant date, provided that the holder, with some customary exceptions (including retirement and permanent incapacity to work due to illness or accident), remains employed by the Company. Vested options must be exercised no later than the fifth anniversary of the granting date. As of December 31, 2025, a total of 4,301,154 options were outstanding under the Co-worker LTIP 2023, corresponding to 4,334,273 shares (as recalculated following the October 2024 rights issue).
Board LTIP 2023
Under the Board LTIP 2023 program, participating directors receive, at no cost, share awards that entitle the holder to receive up to a maximum of 124,800 of our shares in the aggregate (as recalculated following the October 2024 rights issue). The share awards vest over approximately one year up to the date of, whichever is earliest, (i) the 2024 AGM or (ii) June 1, 2024, or LTIP 2023 Vesting Date. The earliest time vested share awards may be exercised shall be the day falling immediately after the applicable vesting date. The vested shares are exercisable starting on the LTIP 2023 Vesting Date through the earlier of (i) 90 days after the last day of service as a member of the Board of or (ii) June 1, 2029. Board members have the right to receive 50% of their gross board fees (excluding fees for committee work) in share awards instead of cash compensation. As of December 31, 2025, a total of 57,881 share awards remained outstanding under the Board LTIP 2023, corresponding to 60,196 shares (as recalculated following the October 2024 rights issue).
2021 Long-Term Incentive Program
At our annual general meeting held on May 11, 2021, or the 2021 AGM, our shareholders approved a long-term incentive program for our executive officers and personnel (including employees and consultants), or the Co-worker LTIP 2021. The aggregate maximum number of stock options issuable under this program is 3,000,000.

Co-worker LTIP 2021
The Co-worker LTIP 2021 provides for the grant, at no cost to the participant, of stock options. The options are exercisable for up to a maximum of 3,120,000 of our shares in the aggregate (as recalculated following the October 2024 rights issue). The exercise price per share shall correspond to 125 percent of the volume-weighted average price of the Company’s common share on Nasdaq Stockholm for the five trading days preceding the grant date. The options vest over a three-year period, with one-third each year on the anniversary of the grant date. The option term is five years from the grant date. As of December 31, 2025, a total of 2,299,616 options were outstanding under the Co-worker LTIP 2021, corresponding to 2,391,599 shares (as recalculated following the October 2024 rights issue).
Employment Agreements
We have entered into employment agreements with each of our executive officers. This section summarizes the notice period, severance and non-compete provisions applicable to each executive officer as of December 31, 2025, as set forth in their respective employment agreements and our remuneration guidelines:
Role	Notice Period	Non-Compete
Ahmed Mousa, Chief Executive Officer	6 months (by Company or executive)	12-month post-termination restriction; monthly compensation up to 12 months but not to exceed 60% of average monthly remuneration
Hans Jeppsson, Chief Financial Officer	6 months (by executive) or 5 months (by Company)	6-month post-termination restriction; monthly compensation up to 12 months but not to exceed 60% of average monthly remuneration
Bertil Lindmark, Chief Medical Officer	1 month (by Company or executive)	N/A
Employment may be terminated by either the executive officer or the Company on the provision of notice in the minimum period stated above. In the event of termination for cause, the Company may terminate an executive officer’s employment immediately without notice. In addition to salary during the notice period, the Chief Executive Officer is entitled to severance pay equivalent to six months’ base salary as well as Company-paid continuation of healthcare coverage under COBRA for a period of six months following termination of employment, in the event of termination by the Company on a basis other than a breach of contract. Under the remuneration guidelines, fixed cash salary during the notice period and severance pay for the Chief Executive Officer may not exceed twelve months’ fixed salary, and for other executives, such remuneration may not exceed six months’ fixed salary. Non-compete remuneration shall compensate for loss of income and is only paid insofar as the previously employed executive is not entitled to severance pay.
C.   Board Practices
Service Contracts
Other than as disclosed in this section, we do not have any service contracts with directors which provide for benefits upon termination of employment.
Board Composition and Director Independence
Our Board is currently composed of seven members. As a foreign private issuer, under Nasdaq’s listing requirements and rules, we are not required to have independent directors on our Board, except that our Audit Committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our Board has determined that, under current Nasdaq listing requirements and rules and taking into account the independence requirements of the Rules of Procedure for the Board of Directors, Hans Schikan, Jacob Gunterberg, Heidi Hunter, Elisabeth Björk, Ann Barbier, Yasir Al-Wakeel, and

Peter Guenter are “independent directors.” In making such determination, our Board considered the relationships that each non-executive director has with us and all other facts and circumstances our Board deemed relevant in determining the director’s independence, including the number of shares beneficially owned by the director and his or her affiliated entities (if any).
The independence criteria under the applicable Nasdaq rules differ from the independence criteria set forth in the Swedish Code. The Swedish Code requires a majority of board members elected by the general meeting to be independent of the Company and its executive management. Additionally, at least two of these independent members must also be independent of the Company’s major shareholders (those, directly or indirectly, holding 10% or more of the shares or votes in the Company). All Board members are independent in relation to the Company and its executive management, and all Board members are independent in relation to our major shareholders.
Role of the Board of Directors in Risk Oversight
The Audit Committee of our Board is primarily responsible for overseeing our risk management processes on behalf of our Board. The Audit Committee assists the Board in this oversight, including monitoring financial reporting, internal control, compliance and our risk management framework. Our Audit Committee receives regular reports from management regarding our assessment of risks. In addition, the Audit Committee reports regularly to our Board, which also considers our risk profile. Our Audit Committee and Board focus on the most significant risks we face and our general risk management strategies. While our Board oversees our risk management, management is responsible for day-to-day risk management processes. Our Board expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the Audit Committee and Board. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our Board leadership structure, which also emphasizes the independence of our Board in its oversight of its business and affairs, supports this approach.
Board Committees
To assist with the effective discharge of its duties, our Board has established an Audit Committee, a Remuneration Committee and a Science Committee. The composition, responsibilities and procedures of the Audit Committee, the Remuneration Committee and the Science Committee are governed by written instruments adopted by the Board, which sets forth the purposes and responsibilities of the applicable committee as well as qualifications for committee membership, committee structure and operations and committee reporting to the Board.
Audit Committee
We have an Audit Committee established in accordance with the Swedish Code and applicable Nasdaq Stockholm rules. The Audit Committee’s role is to review and make recommendations (as appropriate) to the Board in relation to its accounting, auditing, financial reporting, internal control, risk management, including cybersecurity, legal and regulatory compliance, sustainability responsibilities, and internal and external audit functions.
The current membership of the Audit Committee is:
•
Heidi Hunter (Chair);

•
Jacob Gunterberg; and

•
Yasir Al-Wakeel.

Remuneration Committee
We have a Remuneration Committee appointed by our Board in accordance with the Swedish Companies Act, the Swedish Code and applicable Nasdaq Stockholm rules. The Remuneration Committee’s nomination roles include assisting the Board in fulfilling its responsibilities relating to our key people and organizational culture strategies and their alignment with our purpose and strategy, responsibilities relating to the size and composition of our Board and reviewing Board performance, oversight responsibilities to shareholders with respect to our remuneration policies and practices, non-executive director and senior executive management appointment, succession planning and diversity initiatives.
The current membership of the Remuneration Committee is:
•
Hans Schikan (Chair);

•
Jacob Gunterberg; and

•
Ann Barbier.

Science Committee
We have established a Science Committee appointed by our Board. The Science Committee serves in an advisory capacity to the Board and management and assists the Board by providing scientific and medical expertise in connection with our preclinical and clinical product portfolio, research and development strategy, clinical development programs, pipeline prioritization and scientific risk assessment. The Science Committee does not have decision-making authority and does not assume the responsibilities of the Board or executive management.
The current membership of the Science Committee is:
•
Elisabeth Björk (Chair);

•
Ann Barbier; and

•
Peter Guenter.

Nominating Committee
We also have a Nomination Committee that consists of the representatives of our three largest shareholders as of August 31, 2025 together with the Chairman of the Board. The Nomination Committee’s role is to prepare and present proposals for the number of Board members to be elected by the annual general meeting, the election of a Chairman and other members of the Board, board fees, remuneration for committee work, election of a Chairman to the annual general meeting, election of auditors (if applicable) and auditors fees (if applicable) and proposals for rules for the appointment of a nomination committee for the annual general meeting of 2027.
The Nomination Committee for the 2026 AGM consisted of:
•
Staffan Lindstrand as representative of HealthCap VII L.P.;

•
Jan Särlvik as representative of Fourth Swedish National Pension Fund;

•
Ivo Staijen as representative of HBM Healthcare Investments (Cayman) Ltd; and

•
Hans Schikan, Chairman of the Board.

Foreign Private Issuer Exemption
We qualify as a “foreign private issuer” as defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. As a foreign private issuer, we will be exempt from certain Exchange Act requirements, including the proxy solicitation rules under Section 14. In addition, we will be exempt from the Exchange Act requirements to file quarterly reports on Form 10-Q and current reports on Form 8-K, and instead will furnish reports on Form 6-K.
Our executive officers and directors will be subject to the reporting requirements of Section 16(a) of the Exchange Act. However, they may rely on exemptive relief granted by the SEC (Release No. 34-104931, dated March 5, 2026), which provides conditional relief from Section 16(a) reporting for directors and executive officers of foreign private issuers that comply with Article 19 of the EU Market Abuse Regulation, subject to the conditions of the order. Our executive officers and directors will not be subject to the “short-swing” profit recovery provisions of Section 16(b) or the short-sale prohibitions of Section 16(c) of the Exchange Act. However, they will be subject, as applicable, to the beneficial ownership reporting requirements under Section 13 of the Exchange Act and the related SEC rules.
The foreign private issuer exemption permits us to follow Swedish corporate governance practices in lieu of certain Nasdaq listing requirements. We intend to rely on exemptions from the following Nasdaq corporate governance requirements:
•
We expect to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions. The Nasdaq Nordic Main Market Rulebook for Issuers of Shares, or the Nasdaq Nordic Rulebook, and the Swedish Code do not require the independent directors of a Swedish company to have such executive sessions and, accordingly, we expect to rely on this exemption.

•
We expect to rely on an exemption from the quorum requirements applicable to meetings of shareholders under Nasdaq rules. The Swedish Companies Act, Nasdaq Nordic Main Market Rulebook for Issuers of Shares, or the Nasdaq Nordic Rulebook, the Swedish Code and our articles of association do not require a specific percentage of attendance for the general meeting to be quorate, and instead have different majority requirements depending on the relevant resolutions to be made. Accordingly, because applicable Swedish law and rules governing quorums at shareholder meetings differ from Nasdaq’s quorum requirements, we expect to rely on this exemption.

•
We expect to rely on an exemption from the requirement prescribed by Nasdaq that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, change of control or private placements of securities, or the establishment or amendment of certain stock options, purchase or other compensation plans. Under the Swedish Companies Act, any resolution by the general meeting to issue shares, convertibles, or warrants — including stock options — without preferential rights for existing shareholders — or any authorization for the Board to resolve on such issuances — must be approved by at least two-thirds of both the votes cast and the shares represented at the general meeting. If an issuance without preferential rights for existing shareholders is directed towards Board members, employees, or their related parties, an implemented authorization will not be applicable, and a general meeting must vote on the matter. The statutory requirement for approval of such share issues at a general meeting is increased to 90% of the votes cast and shares present. In accordance with Nasdaq Nordic Main Market Rulebook for Issuers of Shares any remuneration or compensation plan in form of other instruments related to the price development of the listed company’s shares shall also be subject to approval by the general meeting. Due to differences between Swedish law and rules and the Nasdaq shareholder approval requirements, we expect to rely on this exemption.

•
We expect to rely on an exemption from the requirement that director nominees be selected, or recommended for selection, by independent directors or a committee of independent directors. The Swedish Code provides that director nominations are instead made by a nomination committee composed primarily of shareholder representatives and, accordingly, we expect to rely on this exemption.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the listing rules of Nasdaq.
Code of Conduct
We have adopted a Code of Conduct applicable to all of our directors, officers, employees, consultants and contractors within the Vicore group. Our Code of Conduct is publicly available on our website at www.vicorepharma.com. We intend to disclose on our website any amendments to, or waivers from, the Code of Conduct for members of our Board or executive management, to the extent required under applicable laws, Nasdaq Stockholm rules or other regulatory requirements. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this registration statement.

D.   Employees
As of May 6, 2026, we had 45 employees based in 9 countries, as shown in the chart below.
Employees
United States	7
Sweden	16
Denmark	13
Belgium, The Netherlands, United Kingdom, France, Germany, and Switzerland	9
Total	45
E.   Share Ownership
For information regarding the share ownership of our directors and executive officers, see “Item 6. Directors, Senior Management and Employees — B. Compensation” and “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.   Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of May 6, 2026 for:
•
each person who is known by us to own beneficially more than 5% of our total outstanding shares;

•
each member of our Board and our executive officers;

•
all members of our Board and our executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares that can be acquired within 60 days of May 6, 2026. The percentage ownership information shown in the table is based upon 281,525,593 shares outstanding as of May 6, 2026.
Except as otherwise indicated, all of the shares reflected in the table are shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares subject to options held by that person that are immediately exercisable or exercisable within 60 days of May 6, 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage
5% or greater shareholders
HealthCap VII L.P.(1)	27,442,389	9.75%
Fourth Swedish National Pension Fund (AP4)(2)	23,830,466	8.46%
HBM Healthcare Investments (Cayman) Ltd.(3)	22,976,132	8.16%
Sanofi(4)	16,993,968	6.04%
Directors and Executive officers
Hans Schikan(5)	203,192	*
Jacob Gunterberg(6)	87,205	*
Heidi Hunter(7)	79,784	*
Elisabeth Björk(8)	74,784	*
Ann Barbier(9)	105,818	*
Yasir Al-Wakeel(10)	42,211	*
Peter Guenter(11)	—	*
Ahmed Mousa(12)	138,783	*
Hans Jeppsson(13)	130,044	*
Bernt van den Blink(14)	—	*
All directors and executive officers as a group (10 persons)	861,821	*

*
Indicates beneficial ownership of less than one percent of our shares.

(1)
Consists of 27,442,389 shares beneficially owned or with right to control by HealthCap VII L.P. The business address of HealthCap VII L.P. is Avenue Villamont 23, CH-1005 Lausanne, Switzerland. This is based on a Euroclear Sweden AB report from April 27, 2026.

(2)
Consists of 23,830,466 shares beneficially owned or with right to control by Fourth Swedish National Pension Fund, or AP4. The business address of AP4 is Jakobsbergsgatan 16, SE-111 43 Stockholm, Sweden. This is based on a Euroclear Sweden AB report from April 27, 2026.

(3)
Consists of 22,976,132 shares beneficially owned or with right to control by HBM Healthcare Investments (Cayman) Ltd. The business address of HBM Healthcare Investments (Cayman) Ltd. is Governors Square, 23 Lime Tree Bay Avenue, PO Box 30852, Grand Cayman, KY1-1204, Cayman Islands. This is based on a Euroclear Sweden AB report from April 27, 2026.

(4)
Consists of 16,993,968 shares beneficially owned or with right to control by Sanofi. The business address of Sanofi is 46 Avenue de la Grande Armée, 75017 Paris, France. This is based on a Euroclear Sweden AB report from April 27, 2026.

(5)
Consists of (i) 48,355 shares beneficially owned or with right to control and (ii) 154,837 shares issuable upon the exercise of options that are exercisable within 60 days of May 6, 2026.

(6)
Consists of (i) 12,800 shares beneficially owned or with right to control and (ii) 74,405 shares issuable upon the exercise of options that are exercisable within 60 days of May 6, 2026.

(7)
Consists of (i) 5,000 shares beneficially owned or with right to control and (ii) 74,784 shares issuable upon the exercise of options that are exercisable within 60 days of May 6, 2026.

(8)
Consists of (i) 30,652 shares beneficially owned or with right to control and (ii) 44,132 shares issuable upon the exercise of options that are exercisable within 60 days of May 6, 2026.

(9)
Consists of (i) 42,500 shares beneficially owned or with right to control and (ii) 63,318 shares issuable upon the exercise of options that are exercisable within 60 days of May 6, 2026.

(10)
Consists of (i) 0 shares beneficially owned or with right to control and (ii) 42,211 shares issuable upon the exercise of options that are exercisable within 60 days of May 6, 2026.

(11)
Consists of (i) 0 shares beneficially owned or with right to control and (ii) 0 shares issuable upon the exercise of options that are exercisable within 60 days of May 6, 2026.

(12)
Consists of (i) 138,783 shares beneficially owned or with right to control and (ii) 0 shares issuable upon the exercise of options that are exercisable within 60 days of May 6, 2026.

(13)
Consists of (i) 10,444 shares beneficially owned or with right to control and (ii) 119,600 shares issuable upon the exercise of options that are exercisable within 60 days of May 6, 2026.

(14)
Consists of (i) 0 shares beneficially owned or with right to control and (ii) 0 shares issuable upon the exercise of options that are exercisable within 60 days of May 6, 2026.

As of April 30, 2026, approximately 48.3% of our outstanding shares were held by registered shareholders with addresses in Sweden, and we had 11,783 holders of record in Sweden. As of April 30, 2026, we had 12 holders of record with an address in the United States. The number of holders of record or registered holders in Sweden or the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.
Based on our share register, we believe that we are not directly or indirectly controlled by another corporation or government, or by any other natural or legal persons. There are no arrangements that may result in a change of control. The major shareholders listed above do not have voting rights with respect to their shares that are different from the voting rights of other holders of our shares.
During the last three years, HealthCap VII L.P., our largest shareholder, experienced a decrease in its percentage ownership from approximately 16.5% as of December 31, 2023 to approximately 11.2% as of December 31, 2024, and to approximately 9.8% as of December 31, 2025. To our knowledge, other than as described above, there has been no significant change in the percentage ownership held by any other major shareholder in the last three years.
B.   Related Party Transactions
There were no related party transactions since January 1, 2023 that required approval under our policies and procedures or the rules and regulations of the SEC.
See also Note 26 to our consolidated financial statements, included elsewhere herein.
Agreements with Our Senior Management and Directors
We have previously entered into certain agreements with directors and our senior management related to their service on our Board or employment with us. For more information, see “Item 6. Directors, Senior Management and Employees — Compensation of Non-Executive Directors — Agreements with Senior Management.”
Related Person Transaction Policy
We intend to adopt a related person transaction policy requiring that all related person transactions required to be disclosed by a foreign private issuer pursuant to the Exchange Act be approved by the Audit Committee or another independent body of our Board.
C.   Interests of Experts and Counsel
Not applicable.
ITEM 8.   FINANCIAL INFORMATION
A.   Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” for our consolidated financial statements filed as part of this registration statement.
Legal Proceedings
We are not currently a party to any material legal proceedings or investigations. From time to time, we may become involved in other litigation or legal proceedings, particularly relevant to defending our intellectual property rights or in response to or relating to claims arising from the ordinary course of business.

Dividends
We have never declared or paid any dividends on any class of our issued share capital. We intend to focus on further developing and expanding our project portfolio. Available financial resources and recognized profit will therefore be reinvested in the operations to finance our long-term business. Any future dividends will be determined based on our long-term growth, earnings performance, and capital requirements. Insofar as dividends are proposed, they will be considered with respect to our objectives, scope, and risk. Consequently, the Board does not intend to consider any dividend proposal to shareholders until such time as we generate sustainable profitability.
B.   Significant Changes
Except as otherwise disclosed in this registration statement, no significant change has occurred since the date of the most recent financial statements included in this registration statement.
ITEM 9.   THE OFFER AND LISTING
A.   Offer and Listing Details
The principal trading market for our shares is Nasdaq Stockholm, where our shares have traded under the symbol “VICO” since September 27, 2019. Prior to that date, our shares traded on Nasdaq First North, Stockholm, beginning December 10, 2015.
B.   Plan of Distribution
Not applicable.
C.   Markets
Our shares have traded on Nasdaq Stockholm under the symbol “VICO” since September 27, 2019. Prior to that date, our shares traded on Nasdaq First North, Stockholm, beginning December 10, 2015.
D.   Selling Shareholders
Not applicable.
E.   Dilution
Not applicable.
F.   Expenses of the Issue
Not applicable.
ITEM 10.   ADDITIONAL INFORMATION
A.   Share Capital
As of March 31, 2026, the registered share capital consists of 281,525,593 issued shares. All issued shares have been fully paid for, and no shares are reserved for transfer. Each share carries one vote. The quotient value is SEK 0.50.
The following is a summary of certain rights, privileges, restrictions and conditions related to the shares.
Voting Rights
Holders of shares are entitled to receive notice of and to attend any meeting of shareholders of the Company and to one vote per share at any such meetings. See discussion in “Item 10. Additional Information — B. Articles of Association.”

Dividend Rights
Subject to the preferential rights (if any) of different types of shares that may exist in the future, holders of shares are entitled to receive dividends out of the assets available for the payment or distribution of dividends at such times and in such amount and form as the Board may from time to time determine. See discussion in “Item 10. Additional Information — B. Articles of Association.”
Liquidation Rights
In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of shares will be entitled to receive all of the Company’s assets remaining after payment of all debts and other liabilities on a pro rata basis and otherwise without preference or distinction among or between the shares. See discussion in “Item 10. Additional Information — B. Articles of Association.”
Pre-emptive and Redemption Rights
Holders of shares have no pre-emptive or redemption rights.
Three-Year Prior Share Issuances
The shares are issued in registered form and may be freely transferred under the Articles of Association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. Below is a table showing issuances of our share capital during the last three years:
Year	Transaction	Nominal Value (SEK)	Subscription Price Per Share (SEK)	Change in Number of Shares	Change in Share Capital (SEK)	Total Number of Shares	Total Share Capital (SEK)
2023	New share issue	~ 0.5	16.75	9,200,000	4,599,999.955341	91,047,979	45,523,989.058025
2023	New share issue	~ 0.5	16.75	20,675,000	10,337,499.899638	111,722,979	55,861,488.957663
2024	Warrant exercise	~ 0.5	—	11,025	5,512.499947	111,734,004	55,867,001.457610
2024	New share issue	~ 0.5	7	111,734,004	55,867,001.457610	223,468,008	111,734,002.915220
2024	New share issue	~ 0.5	9	11,111,111	5,555,555.446064	234,579,119	117,289,558.361284
2025	Warrant exercise	~ 0.5	—	11,466	5,732.999945	234,590,585	117,295,291.361229
2025	Warrant exercise	~ 0.5	—	19,186	9,592.999907	234,609,771	117,304,884.361136
2025	New share issue	~ 0.5	9.7	46,915,822	23,457,910.772257	281,525,593	140,762,795.133393

B.
Memorandum and Articles of Association

Articles of Association
The following is a summary of certain provisions of our articles of association, as currently in effect. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of our articles of association, which are filed as an exhibit to this registration statement on Form 20-F.
Object of the Company
Our object is set forth in Section 3 of our articles of association and is to, directly or indirectly, carry out development of new products and methods within the field of science with emphasis on health and environment, as well as to own and manage shares and other securities in companies within such areas of business, and to carry on any activity compatible therewith.
Powers of the Directors
Our Board shall direct our policy and shall supervise the performance of our chief executive officer and his or her actions. Our Board may exercise all powers that are not required under the Swedish Companies Act or under our articles of association to be exercised or taken by our shareholders.

Number of Directors
Our articles of association provide that our Board shall, to the extent appointed by the general meeting, consist of a minimum of three and a maximum of nine members.
Auditors
Pursuant to our articles of association, we shall appoint a minimum of one and a maximum of two auditors, with a maximum of two deputy auditors, or a registered accounting firm.
Rights Attached to Shares
Our share capital shall be no less than SEK 100,000,000 and no more than SEK 400,000,000, and the number of shares in the Company shall be no less than 200,000,000 and no more than 800,000,000. All of the shares have equal rights to our assets and earnings and are entitled to one vote at the general meeting. At the general meeting, every shareholder may vote to the full extent of their shares held or represented, without limitation. Each share entitles the shareholder to the same preferential rights related to issues of shares, warrants and convertible bonds relative to the number of shares they own and have equal rights to dividends and any surplus capital upon liquidation. Shareholders’ rights can only be changed in accordance with the procedures set out in the Swedish Companies Act. Transfers of shares are not subject to any restrictions. Our articles of association provide that our shares shall be registered in a depository register in accordance with the Swedish Central Securities Depositories and Financial Instruments Accounts Act (1998:1479).
Shareholders’ rights can only be changed in accordance with the procedures set out in the Swedish Companies Act. Transfers of shares are not subject to any restrictions. There are no limitations on the rights to own securities.
Preemptive Rights
Under the Swedish Companies Act, shareholders will generally have a preemptive right to subscribe for shares or warrants issued in proportion to their shareholdings. Shareholders will have preferential rights to subscribe for new shares in proportion to the number of shares they own. If an offering is not fully subscribed for based on subscription rights, shares may be allocated to subscribers without subscription rights. The preemptive right to subscribe does not apply in respect of shares issued for consideration by payment in kind or of shares issued pursuant to convertible debentures or warrants previously issued by us.
The preemptive right to subscribe for new shares may be set aside. A share issue with deviation from the shareholders’ preemptive rights may be resolved either by the shareholders at a general meeting, or by the Board if the Board resolution is preceded by an authorization therefore from the general meeting. A resolution to issue shares with deviation from the shareholders’ preemptive rights and a resolution to authorize the Board to do the same must be passed by two-thirds of both the votes cast and the shares represented at the general meeting resolving on the share issue or the authorization of the Board.
Voting at Shareholder Meetings
Under the Swedish Companies Act, shareholders entered into the shareholders’ register as of the record date are entitled to vote at a general meeting (in person or by appointing a proxyholder). In accordance with our articles of association, shareholders must give notice of their intention to attend the general meeting no later than the date specified in the notice. This date may not be a Sunday, other public holiday, Saturday, Midsummer Eve, Christmas Eve, or New Year’s Eve, and may not fall earlier than the fifth business day before the meeting. Shareholders who have their shares registered through a nominee and wish to exercise their voting rights at a general meeting must request to be temporarily registered as a shareholder and entered into the shareholders’ register four business days prior to the date of the general meeting. The rights described herein do not apply to holders of ADSs. See “Description of American Depositary Shares.”
Our articles of association also provide that the Board may collect powers of attorney in accordance with Chapter 7, Section 4, second paragraph of the Swedish Companies Act. In addition, the Board may decide, prior to a shareholders’ meeting, that shareholders shall be permitted to exercise their voting rights by post prior to the meeting.
Shareholder Meetings
The general meeting of shareholders is our highest decision-making body and serves as an opportunity for our shareholders to make decisions regarding our affairs. Shareholders who are registered in the share register held by Euroclear Sweden AB six business days before the meeting and have notified us no later than the date specified in the notice described below have the right to participate at our general meetings, either in person or by a representative. All shareholders have the same participation and voting rights at general meetings. Shareholders may bring one or two assistants to the general meeting, provided that the shareholder has notified us of such in accordance with the foregoing registration requirements.
At the annual general meeting, inter alia, members of the Board are elected and a vote is held on whether each individual Board member and the Chief Executive Officer will be discharged from any potential liabilities for the previous fiscal year. Auditors are elected as well. Decisions are made concerning adoption of annual reports, allocation of earnings, fees for the Board and the auditors, and other essential matters that require a decision by the meeting. Most decisions require a simple majority but the Swedish Companies Act dictates other thresholds in certain instances.
Shareholders have the right to ask questions to our Board and managers at general meetings which pertain to the business of the Company and also have an issue brought forward at the general meeting. In order for us to include the issue in the notice of the annual general meeting, a request of issue discussion must be received by us normally seven weeks before the meeting. The Board shall convene an extraordinary general meeting if shareholders who together represent at least 10% of all shares in the Company so demand in writing to discuss or resolve on a specific issue.
Notices
Subject to our articles of association, we must publish the notice of a general meeting in the Swedish Official Gazette (Sw. Post- och Inrikes Tidningar) and on our website. An announcement that notice has been issued shall be published in Dagens Industri. Should publication of Dagens Industri cease, the announcement shall instead be published in Svenska Dagbladet. The notice of the annual general meeting will be published six to four weeks before the meeting. The notice must include an agenda listing each item that shall be voted upon at the meeting. The notice of any extraordinary general meetings will be published six to three weeks before the meeting.
Record Date
Under the Swedish Companies Act, in order for a shareholder to participate in a shareholders’ meeting, the shareholder must be registered in the share register held by Euroclear Sweden AB six business days before the meeting, or, if their shares are registered through a nominee and they wish to exercise their voting rights at a general meeting they must request to be temporarily registered as a shareholder and entered into the shareholders’ register four business days prior to the date of the general meeting. In accordance with our articles of association, shareholders must give notice of their intention to attend the shareholders’ meeting no later than the date specified in the notice.
Financial Year
Our financial year shall be the calendar year, running from January 1 through December 31.
Dividends and Distribution of Profits
Dividends are resolved upon by the general meeting based on a proposal from the Board. Under the Swedish Companies Act, dividends may only be paid out of distributable profits as shown in our most recently adopted balance sheet, subject to the requirement that such distribution is justifiable in light of the demands imposed by the nature, scope, and risks associated with our operations and our need to strengthen our balance sheet, liquidity, and financial position. Dividends are normally paid to shareholders in cash on a per-share basis through Euroclear Sweden AB. All shares carry equal rights to dividends and to our assets and any surplus in the event of liquidation.
Amendments to the Articles of Association
Under the Swedish Companies Act, an amendment of our articles of association requires a resolution passed at a shareholders’ meeting. The number of votes required for a valid resolution depends on the type of amendment; however, any amendment must be approved by not less than two-thirds of the votes cast and shares represented at the meeting. The Board is not allowed to make amendments to the articles of association absent shareholder approval.
Provisions Restricting Change in Control of Our Company
Neither our articles of association nor the Swedish Companies Act contains any restrictions on change of control.
Differences in Corporate Law
The applicable provisions of the Swedish Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of, inter alia, the Swedish Companies Act applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. We are not subject to Delaware law but are presenting this description for comparative purposes. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and Swedish law:
Corporate Law	Delaware Law	Swedish Law
Number of Directors	Under the Delaware General Corporation Law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws. The Delaware General Corporation Law does not address director independence, though Delaware courts have provided general guidance as to determining independence, including that the determination must be both an objective and a subjective assessment.	Under the Swedish Companies Act, a public company shall have a board of directors consisting of at least three directors. More than half of the directors shall be resident within the EEA (unless otherwise approved by the Swedish Companies Registration Office). The actual number of board members shall be determined by a shareholders’ meeting, within the limits set out in the company’s articles of association. Under the Swedish Code, only one director may also be a senior executive of the relevant company or a subsidiary. The Swedish Code includes certain independence requirements for the directors, and requires a majority of the directors to be independent of the company and at least two directors to also be independent of major shareholders.
Removal of Directors	Under the Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation	Under the Swedish Companies Act, directors appointed at a general meeting may be removed by a resolution adopted at a general meeting, upon the affirmative vote of a simple majority of the votes cast.

Corporate Law	Delaware Law	Swedish Law
provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.
Vacancies on the Board of Directors	Under the Delaware General Corporation Law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.	Under the Swedish Companies Act, if a director’s tenure should terminate prematurely, the election of a new director may be deferred until the time of the next annual general meeting, providing there are enough remaining directors to constitute a quorum.
Annual General Meeting	Under the Delaware General Corporation Law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws. If a company fails to hold an annual meeting or fails to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date was designated, 13 months after either the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, whichever is later, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director. The Delaware	Under the Swedish Companies Act, within six months of the end of each fiscal year, the shareholders shall hold an annual general meeting at which the board of directors shall present the annual report and auditor’s report and, for a parent company which is obliged to prepare group accounts, the group accounts and the auditor’s report for the group. Shareholder meetings shall be held in the city stated in the articles of association. The minutes of a shareholders’ meeting must be made available on the company’s website no later than two weeks after the meeting.

Corporate Law	Delaware Law	Swedish Law
General Corporation Law does not require minutes of stockholders’ meetings to be made public.
Special Meeting	Under the Delaware General Corporation Law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.	Under the Swedish Companies Act, the board of directors shall convene an extraordinary general meeting if a shareholder minority representing at least ten per cent of the company’s shares or the auditor of the company so demands, and the board of directors may convene an extraordinary general meeting whenever it believes reason exists to hold an extraordinary general meeting prior to the next annual general meeting.
Notices	Under the Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.	Under the Swedish Companies Act, a shareholders’ meeting must be preceded by a notice. The notice of the annual general meeting of shareholders or extraordinary general meeting that will resolve upon a change of articles of association must be issued no sooner than six weeks and no later than four weeks before the date of an annual general meeting. For other extraordinary general meetings, notice of other extraordinary general meetings must generally be issued no sooner than six weeks and no later than three weeks before the meeting. Publicly listed companies must always notify shareholders of a general meeting by advertisement in a Swedish newspaper, the Swedish Official Gazette, by press release, and on the company’s website.
Preemptive Rights	Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.	Under the Swedish Companies Act, shareholders of any class of shares have a preemptive right (Sw. företrädesrätt) to subscribe for shares issued of any class in proportion to their shareholdings. The preemptive right to subscribe does not apply in respect of shares issued for consideration other than cash or of shares issued pursuant to convertible debentures or warrants previously issued by the company without preemptive rights for the shareholders. The preemptive right to subscribe for new shares may also be set aside by a resolution passed by two thirds or, in

Corporate Law	Delaware Law	Swedish Law
certain situations, nine-tenths of the votes cast, and shares represented at the shareholders’ meeting resolving upon the issue.
Shareholder Vote on Certain Transactions	Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires: (i) the approval of the board of directors; and (ii) approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.
In matters which do not relate to elections and are not otherwise governed by the Swedish Companies Act or the articles of association, resolutions shall be adopted at the general meeting by a simple majority of the votes cast. In the event of a tied vote, the chairman shall have the casting vote. For matters concerning securities of the company, such as new share issuances, and other transactions such as private placements, mergers, and a change from a public to a private company (or vice-versa), the articles of association may only prescribe thresholds which are higher than those provided in the Swedish Companies Act.
Unless otherwise prescribed in the articles of association, the person who receives the most votes in an election shall be deemed elected. In general, a resolution involving the alteration of the articles of association shall be valid only when supported by shareholders holding not less than two-thirds of both the votes cast and the shares represented at the general meeting. The Swedish Companies Act lays out numerous exceptions for which a higher threshold applies, including restrictions on certain rights of shareholders, limits on the number of shares shareholders may vote at the general meeting, directed share issues to directors, employees and other closely related parties, and changes in the legal relationship between shares.

C.   Material Contracts
Please see “Item 4. Information on the Company — B. Business Overview — Material Contracts” for a discussion of material contracts. Except as otherwise disclosed in this registration statement (including the exhibits), we are not currently, and have not been in the preceding two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.   Exchange Controls
There is no Swedish legislation affecting the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, except that, subject to the provisions in any tax treaty, dividends are subject to withholding tax.
E.   Taxation
General
The taxation discussion set forth below does not purport to be a complete analysis or listing of all potential tax effects relevant to the acquisition, ownership, or disposition of our shares or ADSs. The statements of United States and Swedish tax laws set forth below are based on the laws in force as of the date of this registration statement and may be subject to any changes in United States or Swedish law, and in any double taxation convention or treaty between the United States and Sweden, occurring after that date, which changes may then have retroactive effect.
Specific tax provisions may apply for certain categories of taxpayers. Your tax treatment if you are a holder of our shares or ADSs depends in part on your particular situation. If you are a holder of our shares or ADSs, you should therefore consult a tax advisor as to the tax consequences relating to your particular circumstances resulting from the ownership of our shares or ADSs.
Certain United States Federal Income Tax Consequences
The following is a description of certain material U.S. federal income tax considerations for U.S. Holders (defined below) with respect to their ownership and disposition of our shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire shares or ADSs. This discussion applies only to a U.S. Holder that holds our shares or ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:
•
banks, insurance companies, and certain other financial institutions;

•
U.S. expatriates and certain former citizens or long-term residents of the United States;

•
dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;

•
persons holding shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to shares or ADSs;

•
persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•
brokers, dealers or traders in securities, commodities, or currencies;

•
tax-exempt entities or government organizations;

•
S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•
regulated investment companies or real estate investment trusts;

•
persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;

•
persons holding our shares or ADSs in connection with a trade or business, permanent establishment, or fixed base outside the U.S.; and

•
persons who own (directly, constructively or through attribution) 10% or more (by vote or value) of our outstanding shares or ADS.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding shares or ADSs and partners in such partnerships are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of shares or ADSs.
The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the Convention Between the Government of the United States and the Government of Sweden for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on September 1, 1994 or the U.S.-Sweden Tax Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein — possibly with retroactive effect.
A “US Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of shares or ADSs and is:
(i)
an individual who is a citizen or resident of the United States;

(ii)
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

(iii)
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)
a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Accordingly, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the common shares represented by the ADS.
PERSONS CONSIDERING AN INVESTMENT IN SHARES OR ADSs SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE SHARES OR ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS.
PFIC Rules
A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:
•
at least 75% of its gross income is passive income (determined under applicable Treasury Regulations); or

•
at least 50% of its average percentage of gross assets (determined under applicable Treasury Regulations) is attributable to assets that produce passive income or are held for the production of passive income.

If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another entity treated as a corporation or partnership for U.S. federal income tax purposes (or, in the case of a partnership, the non-U.S. corporation satisfies active partner tests with respect to the partnership), the non-US corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of such entity and as receiving directly its proportionate share of the other entity’s income.

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended December 31, 2025, we believe that we may be a PFIC for our taxable year ended December 31, 2025. The determination of whether we are a PFIC is made annually. Moreover, the calculation of the value of our non-cash assets may be based in part on the value of our shares or ADSs, the value of which may fluctuate considerably, and we hold a substantial amount of cash and cash equivalents. Therefore, it is difficult to predict whether we will be classified as a PFIC for the current taxable year or any future year, and no assurance can be given that we will not be a PFIC for our current taxable year or any future year due to, for example, changes in the composition of our assets or income, as well as changes in our market capitalization. Accordingly, we have not yet made any determination as to our expected PFIC status for the current year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS will agree with our conclusion. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in us being treated as a PFIC. Our United States counsel expresses no opinion with respect to our PFIC status for any prior, the current, or any future taxable year.
If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the shares or ADSs, regardless of whether we continue to meet the tests described above unless we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules. If the “deemed sale” election is made, the U.S. Holder will be deemed to have sold the shares or ADSs the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the shares or ADSs.
For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of shares or ADSs, unless (i) such U.S. Holder makes a “qualified electing fund” election, or QEF Election, with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC or (ii) our shares or ADSs constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the shares or ADSs will be treated as an excess distribution. Under these special tax rules:
•
the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the shares or ADSs;

•
the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares or ADSs cannot be treated as capital, even if a U.S. Holder holds the shares or ADSs as capital assets. In addition, if we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.

If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. However, a U.S. Holder can only make a qualified electing fund election with respect to shares in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. We do not currently intend to provide U.S. Holders with the information necessary for U.S. Holders to make a QEF Election. Therefore, you should assume that you will not receive such information from us and would therefore be unable to make a QEF Election with respect to any of our shares or ADSs were we to be or become a PFIC.
U.S. Holders can avoid the interest charge on excess distributions or gain relating to the shares or ADSs by making a mark-to-market election with respect to the shares or ADSs, provided that the shares or ADSs are “marketable.” Shares or ADSs will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the shares or ADSs (respectively) will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. It should be noted that only the ADSs and not our shares will be listed on the Nasdaq Stock Market LLC. The Nasdaq Stock Market LLC is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election should be available to a U.S. Holder. Consequently, our shares may not be marketable if Nasdaq Stockholm (where our shares are currently listed) does not meet the applicable requirements. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the shares or ADSs.
A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the shares or ADSs. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the shares or ADSs over the fair market value of the shares or ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares or ADSs will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the Internal Revenue Service, or the IRS, unless the shares or ADSs cease to be marketable.
However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our shares or ADSs, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances. Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to make an annual filing containing such information as the U.S. Treasury may require. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.
WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE SHARES OR ADSs AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE SHARES OR ADSs.
Taxation of Distributions
Subject to the discussion above under “PFIC rules,” distributions paid on shares or ADSs, other than certain pro rata distributions of shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on our shares or ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain holding period and other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on shares or ADSs that are readily tradable on an established securities market in the United States. Our ADSs will be listed on the Nasdaq Stock Market LLC, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on the Nasdaq Stock Market LLC. However, there can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in the United States in the future. We are incorporated under the laws of Sweden, and we believe that we qualify as a resident of Sweden for purposes of, and are eligible for the benefits of, the U.S.-Sweden Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Sweden Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion regarding the PFIC rules, such dividends will generally be expected to be “qualified dividend income” in the hands of individual U.S. Holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. However, the qualified dividend income treatment will not apply if we are treated as a PFIC with respect to the U.S. Holder. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.
The amount of any dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.‑source ordinary income or loss.
For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. Depending on a U.S. Holder’s particular circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our shares or ADSs. If a U.S. Holder does not elect to claim a foreign tax credit for foreign tax withheld, such U.S. Holder may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits are complex and U.S. Holders should therefore consult their tax advisors regarding the effect of the receipt of dividends for foreign tax credit limitation purposes.
Sale or Other Taxable Disposition of Shares and ADSs
Subject to the discussion above under “PFIC rules,” gain or loss realized on the sale or other taxable disposition of shares or ADSs will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the shares or ADSs disposed of, and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.
If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the shares or ADSs are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.
Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the shares or ADSs, subject to certain exceptions (including an exception for shares or ADSs held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of the shares or ADSs.
FATCA
Sections 1471 through 1474 of the Code (provisions commonly known as “FATCA” or the Foreign Account Tax Compliance Act) impose (a) certain reporting and due diligence requirements on foreign financial institutions and, (b) potentially require such foreign financial institutions to deduct a 30% withholding tax from (i) certain payments from sources within the United States, and (ii) “foreign passthru payments” (which is not yet defined in current guidance) made to certain non-U.S. financial institutions that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. The United States has entered a number of intergovernmental agreements with other jurisdictions (IGAs) which may modify the operation of this withholding. Certain relevant intermediaries, such as custodians and depositary participants, are classified as financial institutions for these purposes. Given that Sweden has entered into a Model 1 IGA with the United States for giving effect to FATCA, Swedish financial institutions are also being instructed to become fully FATCA compliant, based on the terms of the IGA and relevant rules.
Under current guidance it is not clear whether or to what extent payments on shares or ADSs will be considered “foreign passthru payments” subject to FATCA withholding or the extent to which withholding on “foreign passthru payments” will be required under the applicable IGA. Investors should consult their own tax advisors on how the FATCA rules may apply to payments they receive in respect of the shares or ADSs.
Should any withholding tax in respect of FATCA be deducted or withheld from any payments arising to any investor, neither the Bank nor any other person will pay additional amounts as a result of the deduction or withholding.

Material Swedish Tax Considerations
The following is a summary of certain material Swedish tax issues for holders of shares or ADSs that are not resident in Sweden for tax purposes. The summary is based on current legislation and is intended to provide general information only. The summary does not cover, inter alia, the special rules regarding tax-free dividends that may be applicable when investors hold shares or ADSs that are deemed to be held for business purposes (for tax purposes), foreign companies conducting business through a permanent establishment in Sweden, or foreign companies that have been Swedish companies. Each person considering an investment in shares or ADSs is advised to consult an independent tax advisor as to the tax consequences that could arise from the acquisition, ownership and disposition of the shares or ADSs.
Taxation of Dividends
For holders not resident in Sweden for tax purposes that receive dividends on shares or ADSs of a Swedish limited liability company, Swedish withholding tax is normally withheld. The same withholding tax applies to certain other payments made by a Swedish limited liability company, such as payments as a result of redemption of shares and repurchase of shares through an offer directed to all shareholders or all holders of a certain class. The withholding tax rate is 30%. The tax rate is, however, generally reduced under an applicable tax treaty. For example, under the U.S.-Sweden Tax Treaty the tax rate on dividends paid to U.S. holders entitled to the benefits of the U.S.-Sweden Tax Treaty should not exceed 15%. In Sweden, withholding tax deductions are normally carried out by Euroclear Sweden AB or, in respect of nominee-registered shares, by the nominee. The tax treaties Sweden has entered into generally enable the withholding tax deduction to be made in accordance with the tax rate stipulated in the treaty, provided that Euroclear Sweden AB or the nominee, as applicable, has received the required information concerning the tax residency of the investor entitled to the dividend (this applies also under the U.S.-Sweden tax treaty). Furthermore, investors entitled to reduced tax rates under applicable tax treaties may claim a refund from the Swedish tax authorities within five calendar years following the year the dividend was distributed if the full withholding tax rate at 30% has been withheld.
Taxation of Capital Gains
Holders not resident in Sweden for tax purposes are normally not liable for capital gains taxation in Sweden upon disposals of shares or ADSs. Holders of shares or ADSs may, however, be subject to taxation in their state of residence.
According to a special rule, private individuals not resident in Sweden for tax purposes are, however, subject to Swedish capital gains taxation upon disposals of shares or ADSs if they have been residents of Sweden due to a habitual abode in Sweden or a continuous stay in Sweden at any time during the calendar year of disposal or the ten calendar years preceding the year of disposal. In a number of cases though, the applicability of this rule is limited by tax treaties. For example, under the U.S.-Sweden Tax Treaty this rule applies for ten years from the date the private individuals became non-resident of Sweden for tax purposes.
F.   Dividends and Paying Agents
We intend to focus on further developing and expanding our project portfolio. Available financial resources and recognized profit will therefore be reinvested in the operations to finance our long-term business. Any future dividends will be determined based on our long-term growth, earnings performance, and capital requirements. Insofar as dividends are proposed, they will be considered with respect to our objectives, scope, and risk. Consequently, the Board does not intend to propose any dividend to shareholders until such time as we generate sustainable profitability.
G.   Statement by Experts
The consolidated financial statements of Vicore Pharma Holding AB at December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, appearing in this Registration Statement have been audited by Ernst & Young AB, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Ernst & Young AB’s registered address is Box 7850, 103 99 Stockholm, Sweden.
H.   Documents on Display
When this registration statement on Form 20-F becomes effective, we will be subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains a website at www.sec.gov from which our filings may be accessed.
As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. In addition, our 10% beneficial owners will be exempt from Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our securities. While our executive officers and members of our Board will be subject to the reporting requirements of Section 16(a) of the Exchange Act, they may rely on exemptive relief granted by the SEC (Release No. 34-104931, dated March 5, 2026), which provides conditional relief from Section 16(a) reporting for directors and executive officers of foreign private issuers that comply with Article 19 of the EU Market Abuse Regulation, subject to the conditions of the order. In addition, our executive officers and directors will not be subject to the “short-swing” profit recovery provisions of Section 16(b) or the short-sale prohibitions of Section 16(c) of the Exchange Act.
In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited semi-annual financial information as required.
We maintain a website at www.vicorepharma.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this registration statement, and the reference to our website in this registration statement is an inactive textual reference only.
I.   Subsidiary Information
For information about our subsidiaries, See “Item 4. Information on the Company — C. Organizational Structure.”
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to a variety of financial risks, including, but not limited to, market risk (including foreign exchange and interest rate risks), credit risks, and liquidity risks. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. For discussion of the variety of financial risks that we face, see Note 18 in our consolidated financial statement contained elsewhere herein, which disclose our market risk (including foreign exchange and interest rate risks), credit risks, and liquidity risks, respectively.
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.   Debt Securities
Not applicable.
B.   Warrants and Rights
Not applicable.
C.   Other Securities
Not applicable.

D.   American Depositary Shares
Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank, N.A.’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts”, or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Europe Plc, Sweden branch, located at Birger Jarlsgatan 6, SE-111 84 Stockholm, Sweden.
We will appoint Citibank, N.A. as depositary pursuant to a deposit agreement. A copy of the deposit agreement will be on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-          when retrieving such copy.
We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.
Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, 10 common shares that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.
If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of shares will continue to be governed by the laws of Sweden, which may be different from the laws in the United States.
In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.
As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the common shares represented by your ADSs through the depositary bank only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.
The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.
The registration of the common shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable common shares with the beneficial ownership rights and interests in such common shares being at all times vested with the beneficial owners of the ADSs representing the common shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.
Dividends and Distributions
As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.
Distributions of Cash
Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of Sweden.
The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.
The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.
Distributions of Shares
Whenever we make a free distribution of shares for the securities on deposit with the custodian, we will deposit the applicable number of shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the common shares deposited or modify the ADS-to-common shares ratio, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold, and the proceeds of such sale will be distributed as in the case of a cash distribution.
The distribution of new ADSs or the modification of the ADS-to-common shares ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new shares so distributed.
No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the common shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.
Distributions of Rights
Whenever we intend to distribute rights to subscribe for additional common shares, we will give prior notice to the depositary, and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.
The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new common shares other than in the form of ADSs.
The depositary will not distribute the rights to you if:
•
We do not timely request that the rights be distributed to you, or we request that the rights not be distributed to you; or

•
We fail to deliver satisfactory documents to the depositary; or

•
It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.
Elective Distributions
Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional common shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.
The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Sweden would receive upon failing to make an election, as more fully described in the deposit agreement.
Other Distributions
Whenever we intend to distribute property other than cash, shares or rights to subscribe for additional shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.
If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.
The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.
The depositary will not distribute the property to you and will sell the property if:
•
We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

•
We do not deliver satisfactory documents to the depositary; or

•
The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.
Redemption
Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.
The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement, the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.
Changes Affecting Shares
The shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.
If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the shares held on deposit.
The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Shares
Upon effectiveness of this registration statement, the shares will be deposited by certain shareholders with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the applicable shareholders.
After the effectiveness of this registration statement, the depositary may create ADSs on your behalf if you or your broker deposit shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the shares to the custodian. Your ability to deposit shares and receive ADSs may be limited by U.S. and Swedish legal considerations applicable at the time of deposit.
The depositary shall instruct the custodian not to, and the depositary and the custodian shall not knowingly, accept for deposit a number of shares which upon application of the ADS to share ratio would give rise to fractional ADSs.
The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.
When you make a deposit of shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:
•
The shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•
All preemptive (and similar) rights, if any, with respect to such shares have been validly waived or exercised.

•
You are duly authorized to deposit the shares.

•
The shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•
The shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.
Transfer, Combination and Split Up of ADRs
As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:
•
ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•
provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•
provide any transfer stamps required by the State of New York or the United States; and

•
pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.
Withdrawal of Shares Upon Cancellation of ADSs
As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying shares at the custodian’s offices. Your ability to withdraw the shares held in respect of the ADSs may be limited by U.S. and Swedish legal considerations applicable at the time of withdrawal. In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the common shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.
You will have the right to withdraw the securities represented by your ADSs at any time except for:
•
Temporary delays that may arise because (i) the transfer books for the shares or ADSs are closed, or (ii) shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•
Obligations to pay fees, taxes and similar charges.

•
Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.
The depositary will not accept for surrender ADSs representing less than one (1) common share. In the case of delivery for cancellation to the depositary of ADSs representing a number other than a whole number of shares, the depositary shall cause ownership of the appropriate whole number of common share(s) to be delivered to, for, or at the instruction of the person surrendering the ADSs in accordance with the terms of the deposit agreement, and will, at its discretion, either (i) return to the person surrendering such ADSs the number of ADSs representing any remaining fractional share(s), or (ii) sell or cause to be sold the fractional share(s) represented by the ADSs so surrendered and remit the proceeds of such sale (net of (a) applicable fees and charges of, and expenses incurred by, the depositary and (b) taxes deducted or withheld) to the person surrendering the ADSs.
Voting Rights
As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the shares represented by your ADSs. The voting rights of holders of shares are described in “Item 10. Additional Information — A. Share Capital” and “Item 10. Additional Information — B. Memorandum and Articles of Association.”
At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.
If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions as follows:
•
In the event of voting by show of hands, the depositary will vote (or cause the custodian to vote) all shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

•
In the event of voting by poll, the depositary will vote (or cause the Custodian to vote) the shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.
Fees and Charges
As an ADS holder, you will be required to pay the following fees (some of which may be cumulative) under the terms of the deposit agreement:
SERVICE	FEES

•
 Issuance of ADSs (e.g., an issuance of ADS upon a deposit of shares, upon a change in the ADS(s)-to-share ratio, ADS conversions, or for any other reason), excluding ADS issuances as a result of distributions of shares)

Up to U.S. 5¢ per ADS issued

•
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-share ratio, ADS conversions, upon termination of the deposit agreement, or for any other reason)

Up to U.S. 5¢ per ADS cancelled
• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Distribution of financial instruments, including, without limitation, securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off and contingent value rights)	Up to U.S. 5¢ per ADS held
• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank
• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

•
 Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the deposit agreement) into freely transferable ADSs, and vice versa or conversion of ADSs for unsponsored ADSs (e.g., upon termination of the deposit agreement).

Up to U.S. 5¢ per ADS (or fraction thereof) converted
As an ADS holder you will also be responsible to pay certain charges (some of which may be cumulative) such as:
•
taxes (including applicable interest and penalties) and other governmental charges;

•
the registration fees as may from time to time be in effect for the registration of shares on the share register and applicable to transfers of shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•
certain SWIFT, cable, telex and facsimile transmission and delivery expenses;

•
the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•
the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, ADSs and ADRs;

•
the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program; and

•
the amounts payable to the depositary by any party to the deposit agreement pursuant to any ancillary agreement to the deposit agreement in respect of the ADS program, the ADSs, and the ADRs.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series (which may entail the cancellation, issuance and transfer of ADSs and the conversion of ADSs from one series to another series), the applicable ADS issuance, cancellation, transfer and conversion fees will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.
In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the effectiveness of this registration statement. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.
Amendments and Termination
We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs (except as permitted by law).
We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected. After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).
In connection with any termination of the deposit agreement, the depositary may independently and without the need for any action by the Company, make available to holders of ADSs a means to elect to retain their interests in the deposited securities represented by their ADSs by means of an elective or mandatory conversion of ADSs for unsponsored American depositary shares issued as part of an unsponsored ADS program to be established by the depositary in respect of the deposited securities, upon such terms and conditions as the depositary may deem reasonably practicable and appropriate, subject however, in each case, to (i) the limitations of the laws of Sweden, (ii) satisfaction of the applicable registration requirements by the unsponsored ADS program under the Securities Act, (iii) the depositary giving notice of such elective or mandatory conversion to the holders of ADSs at least thirty (30) days prior to the termination date, and (iv) receipt by the depositary of the applicable ADSs for cancellation and payment of the applicable taxes and the ADS fees and charges of, and reimbursement of the applicable expenses incurred by, the depositary.
Books of Depositary
The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.
Limitations on Obligations and Liabilities
The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:
•
We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•
The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•
The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in the shares, for the validity or worth of the shares, for any financial transaction entered into by any person in respect of the ADSs or any Deposited Property, for any tax consequences that result from the ownership of, or any transaction involving, ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•
We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•
We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•
We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

•
We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•
We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of the shares but is not, under the terms of the deposit agreement, made available to you.

•
We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•
We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•
No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•
Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

•
Nothing in the deposit agreement precludes the depositary (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates the depositary to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

As the above limitations relate to our obligations and the depositary’s obligations to you under the deposit agreement, we believe that, as a matter of construction of the clause, such limitations would likely continue to apply to ADS holders who withdraw the shares from the ADS facility with respect to obligations or liabilities incurred under the deposit agreement before the cancellation of the ADSs and the withdrawal of the shares, and such limitations would most likely not apply to ADS holders who withdraw the shares from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the shares and not under the deposit agreement.
In any event, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.
Taxes
You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take, at its own discretion, reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims by any governmental authority with respect to any and all taxes, additions to tax, penalties and interest.
Foreign Currency Conversion
The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.
If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:
•
Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•
Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•
Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial
The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of shares (including common shares represented by ADSs) are governed by the laws of Sweden.
As an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement, the ADSs or the ADRs, involving the Company or the depositary, may only be instituted in a state or federal court in the city of New York.
AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.
The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

PART II
ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.   CONTROLS AND PROCEDURES
Not applicable.
ITEM 16.   RESERVED
Not applicable.
ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT
Not applicable.
ITEM 16B.   CODE OF ETHICS
Not applicable.
ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES
Not applicable.
ITEM 16D.   EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.   PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS
Not applicable.
ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.   CORPORATE GOVERNANCE
Not applicable.
ITEM 16H.   MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J.   INSIDER TRADING POLICIES
Not applicable.

ITEM 16K.   CYBERSECURITY
Not applicable.
PART III
ITEM 17.   FINANCIAL STATEMENTS
We have elected to furnish financial statements and related information specified in Item 18.
ITEM 18.   FINANCIAL STATEMENTS
Financial statements are filed as part of this registration statement, beginning on page F-1.
ITEM 19.   EXHIBITS
The following documents are filed as part of this registration statement.
Exhibit Number	Description of Exhibit
1.1	Certificate of Registration of the Registrant (incorporated by reference to Exhibit 1.1 to the Registrant’s Registration Statement on Form 20-F (File No. 001-43312) filed with the SEC on May 22, 2026).
1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 1.2 to the Registrant’s Registration Statement on Form 20-F (File No. 001-43312) filed with the SEC on May 22, 2026).
2.1	Form of Deposit Agreement (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-296169) filed with the SEC on May 22, 2026).
2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.1).
4.1†	Exclusive License Agreement, dated February 9, 2024 by and between the Registrant and Nippon Shinyaku Co., Ltd. (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 20-F (File No. 001-43312) filed with the SEC on May 22, 2026).
4.2+	Co-worker LTIP 2025 and form of agreement thereunder (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form 20-F (File No. 001-43312) filed with the SEC on May 22, 2026).
4.3+	Board RSU 2025 and form of agreement thereunder (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 20-F (File No. 001-43312) filed with the SEC on May 22, 2026).
4.4+	Board LTIP 2024 and form of agreement thereunder (incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form 20-F (File No. 001-43312) filed with the SEC on May 22, 2026).
4.5+	Co-worker LTIP 2023 and form of agreement thereunder (incorporated by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form 20-F (File No. 001-43312) filed with the SEC on May 22, 2026).
4.6+	Board LTIP 2023 and form of agreement thereunder (incorporated by reference to Exhibit 4.6 to the Registrant’s Registration Statement on Form 20-F (File No. 001-43312) filed with the SEC on May 22, 2026).
4.7+	Co-worker LTIP 2021 and form of agreement thereunder (incorporated by reference to Exhibit 4.7 to the Registrant’s Registration Statement on Form 20-F (File No. 001-43312) filed with the SEC on May 22, 2026).

Exhibit Number	Description of Exhibit
4.8+	Co-worker LTIP 2026 and form of agreement thereunder (incorporated by reference to Exhibit 4.8 to the Registrant’s Registration Statement on Form 20-F (File No. 001-43312) filed with the SEC on May 22, 2026).
8.1	List of subsidiaries (incorporated by reference to Exhibit 8.1 to the Registrant’s Registration Statement on Form 20-F (File No. 001-43312) filed with the SEC on May 22, 2026).
15.1	Consent of Ernst & Young AB, independent registered public accounting firm.

+
Indicates management contract or compensatory plan.

†
Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.
VICORE PHARMA HOLDING AB
By:
/s/ Ahmed Mousa

Name: Ahmed Mousa
Title:  Chief Executive Officer
Date: June 9, 2026

Interim Condensed Consolidated Financial Statements as of March 31, 2026 and for three months ended March 31, 2026 and 2025

(Unaudited)

VICORE PHARMA HOLDING AB
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(SEK in thousands, except per share amounts)
(Unaudited)
	For the Three Months Ended March 31,
	2026	2025
Net revenues	602	892
Gross income	602	892
Administrative expenses	(21,512)	(14,126)
Research and development expenses	(102,595)	(78,728)
Other operating income (expenses), net	(340)	417
Operating loss	(123,845)	(91,545)
Financial income	15,958	6,415
Financial expenses	(643)	(26,405)
Net financial income (expenses)	15,315	(19,990)
Loss before tax	(108,530)	(111,535)
Tax benefit	(86)	—
Loss attributable to the parent company’s shareholders	(108,616)	(111,535)
Other comprehensive income:
Other comprehensive income (expenses)	254	(595)
Other comprehensive income (loss) for the year, net of tax	254	(595)
Total comprehensive loss attributable to the parent company’s shareholders	(108,362)	(112,130)
Loss per share, before and after dilution (SEK)	(0.39)	(0.48)
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

VICORE PHARMA HOLDING AB
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(SEK in thousands)
	March 31, 2026	December 31, 2025
	(Unaudited)
Assets
Long-term receivables	3,015	1,713
Total fixed assets	3,015	1,713
Current assets:
Other receivables	4,098	13,803
Prepaid expenses and accrued income	10,358	11,261
Short-term investments	682,371	588,591
Cash and cash equivalents	377,423	578,147
Total current assets	1,074,250	1,191,802
Total assets	1,077,265	1,193,515
Equity and liabilities
Equity attributable to the parent company’s shareholders	990,911	1,095,462
Non-current liabilities:
Other provisions	1,690	4,741
Current liabilities:
Trade payables	34,095	21,777
Current tax liability		61
Other liabilities	1,023	11,447
Other provisions	1,439	1,649
Accrued expenses and deferred income	48,107	58,378
Total current liabilities	84,664	93,312
Total liabilities	86,354	98,053
Total equity and liabilities	1,077,265	1,193,515
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

VICORE PHARMA HOLDING AB
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(SEK in thousands)
(Unaudited)
	Share Capital	Other Contributed Capital	Retained Earnings	Total Equity
Balance at December 31, 2025	140,763	2,875,615	(1,920,916)	1,095,462
Loss for the year	—	—	(108,616)	(108,616)
Other comprehensive loss	—	—	254	254
Total comprehensive loss	—	—	(108,362)	(108,362)
Transactions with owners:
Issue of new shares			—	—
Issue costs	—		—	—
Long-term incentive program	—	3,811	—	3,811
Total transactions with owners	—	3,811	—	3,811
Balance as of March 31, 2026 (Unaudited)	140,763	2,879,426	(2,029,278)	990,911
	Share Capital	Other Contributed Capital	Retained Earnings	Total Equity
Balance at December 31, 2024	117,290	2,454,493	(1,442,454)	1,129,329
Loss for the year	—	—	(111,535)	(111,535)
Other comprehensive loss	—	—	(595)	(595)
Total comprehensive loss	—	—	(112,130)	(112,130)
Transactions with owners:
Issue of new shares			—	—
Issue costs	—		—	—
Long-term incentive program	—	3,056		3,056
Total transactions with owners	—	3,056	—	3,056
Balance as of March 31, 2025 (Unaudited)	117,290	2,457,549	(1,554,584)	1,020,255
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

VICORE PHARMA HOLDING AB
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(SEK in thousands)
(Unaudited)
	For the Three Months Ended March 31,
	2026	2025
Operating activities:
Operating loss	(123,845)	(91,545)
Non-cash adjustments	(2,672)	2,578
Interest received	7,241	289
Interest paid	(644)	(6)
Income tax paid	(86)	—
Cash flows used in operating activities before changes in working capital	(120,006)	(88,684)
Cash flows from changes in working capital:
Change in operating receivables	10,844	25,417
Change in operating payables	(8,479)	(22,846)
Cash flows used in operating activities	(117,641)	(86,113)
Investing activities:
Acquisition of long-term receivables	(1,302)	(1,120)
Acquisition of short-term investments	(295,342)	(332,726)
Redemption of short-term investments	207,981	—
Cash flows from (used in) investing activities	(88,663)	(333,846)
Net increase (decrease) in cash	(206,304)	(419,959)
Cash and cash equivalents at beginning of the year	578,147	1,156,001
Foreign exchange difference in cash and cash equivalents	5,580	(20,570)
Cash and cash equivalents at year-end	377,423	715,472
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

VICORE PHARMA HOLDING AB
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(SEK in thousands, except share, per share amounts and as otherwise indicated)
1.   General information
Vicore Pharma Holding AB (publ) (the “Parent Company,” and together with its subsidiaries, “Vicore” or the “Company”) is a limited liability company with its registered office in Stockholm, Sweden. The address of the main office is Kornhamnstorg 53, 111 27 Stockholm, Sweden.
Vicore is a clinical-stage pharmaceutical company unlocking the potential of a new class of drugs with disease-modifying potential in respiratory and fibrotic diseases, including idiopathic pulmonary fibrosis (“IPF”). The Company’s lead program, buloxibutid (“C21”), is an oral small molecule angiotensin II type 2 (“AT2”) receptor agonist, which has received Orphan Drug and Fast Track designation from the United States Food and Drug Administration (“FDA”) and is currently being investigated in the global 52-week Phase 2b ASPIRE trial in IPF.
The consolidated financial statements for the three-month periods ended March 31, 2026, and 2025 include the operations of the Parent Company and its fully owned subsidiaries, Vicore Pharma AB (“Vicore Pharma”) and Vicore Pharma US, Inc.
These consolidated financial statements for the first quarter of 2026 were approved for issuance by the Board of Directors on May 6, 2026.
2.   Summary of significant accounting and reporting policies
2.1.   Basis of preparation
The interim condensed consolidated financial statements for the period ended March 31, 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting, which allows a presentation of a selection of explanatory notes. The notes do not include all information required for full annual financial statements and should thus be read in conjunction with the consolidated financial statements as of, and for the years ended, December 31, 2025 and 2024. The interim condensed consolidated financial statements for the three months ended March 31, 2026 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2025.
2.2.   New and amended standards and interpretations of existing standards
New and amended accounting standards and interpretations that have been published and will take effect in 2026 or later have not been applied in the preparation of this financial report. IFRS 18 Presentation and Disclosure in Financial Statements, published by the IASB in April 2024. It will apply from January 1, 2027 and replace IAS 1 Presentation of Financial Statements. IFRS 18 will affect the presentation and disclosures in the Company’s financial reports by introducing new categories in the income statement —  operating activities, investing, and financing — as well as a new subtotal for operating income. The standard also includes enhanced disclosure requirements, particularly regarding Management Performance Measures (MPM). The Company is currently assessing the effects of IFRS 18.
3.   Risks and uncertainties
3.1.   Operational risks
The Company is engaged in research and development operations through its subsidiary Vicore Pharma AB. Research and development involves a significant inherent level of risk and is a capital-intensive process. The majority of initiated projects in the drug development industry will never reach market registration due to technical risks, including the risk of insufficient efficacy, intolerable side effects or manufacturing problems. The Company’s development projects may be delayed and/or incur greater costs and capital need than expected. Delays in clinical development can occur for various reasons, including difficulties in reaching agreements with clinics about participation in clinical studies under acceptable conditions, problems in identifying and recruiting patients for studies, patients not completing a study or not returning for follow-up, or other events outside the Company’s control. The Company is dependent on partners for clinical trials, manufacturing and supply, which also exposes the Company to third-party operational, quality, compliance and geopolitical supply chain risks.
Patents that the Company has applied for may not be granted and granted patents may be challenged, leading to loss of patent protection. If competing pharmaceutical products capture market share or reach the market faster, or if competing research projects achieve better product profiles, the future value of the product portfolio may be lower than expected. Decisions from public authorities, including decisions related to approvals, reimbursement and price changes, may also negatively impact the operations.
3.2.   Financial risks
Through its operations, the Company is exposed to various types of financial risk; credit risks, market risks (foreign exchange risk, interest rate risk and other price risks) and liquidity risks (including refinancing risk). The Company’s overall risk management objective focuses on the unpredictability of financial markets and strives to minimize potentially unfavorable consequences for the Company’s financial position and performance. For additional information about operational and financial risks and other risk factors, refer to the notes to the consolidated financial statements for the year ended December 31, 2025 included in this registration statement.
4.   Operating segments
The Company operates as a single operating segment. This determination is consistent with the internal reporting to the chief operating decision makers (“CODM”) of the Company, which is the person or persons who make decisions about the allocation of resources and evaluate financial performance. The Company’s CODM is the Chief Executive Officer. The CODM reviews information at the consolidated level for resource allocation and evaluation of the Company’s financial performance. The CODM uses operating losses and cash flows from operating activities to evaluate performance in deciding how to allocate cash resources. Significant expenses presented to the CODM include research and development and general and administrative expenses, which are each separately presented on the Company’s consolidated statements of operations. The Company’s tangible and intangible assets are located in Sweden.
5.   Share-based incentive programs
The purpose of share-based incentive programs is to promote the Company’s long-term interests by motivating and rewarding the Company’s senior management and other employees in line with the interests of the shareholders. As of March 31, 2026 and December 31, 2025, the Company had six active incentive programs that include the management team, other employees and board members.
2018 long-term incentive program
The Extra General Meeting held on August 13, 2018 approved the adoption a long-term incentive program for certain of the Company’s senior management and key persons (“Co-worker LTIP 2018”). A maximum of 2,000,000 options may be allotted to participants under the program. During the third quarter of 2024, the Co-worker LTIP 2018 expired. The program was terminated as of December 31, 2025.
2021 long-term incentive programs
The annual general meeting held on May 11, 2021, resolved to implement a long-term incentive program for senior management and personnel (including employees and consultants) in the Company (“Coworker LTIP 2021”) and to implement a long-term performance-based incentive program for independent board members in the Company who were not participants in Board LTIP 2020 (“Board LTIP 2021”). A maximum of 3,000,000 options (Co-worker LTIP 2021) and 61,773 share awards (Board LTIP 2021) may be allotted to participants in the programs. During the second quarter of 2024, the Board LTIP 2021 expired. This program was terminated as of December 31, 2025.

2023 long-term incentive programs
At the annual general meeting held on May 11, 2023 (“2023 AGM”), the Company’s shareholders approved the long-term incentive program for senior management and personnel (“Co-worker LTIP 2023”) and the long-term incentive program for the board members in the Company (“Board LTIP 2023”). A maximum of 5,000,000 options (Co-worker LTIP 2023) and 79,931 share awards (Board LTIP 2023) may be allotted to participants in the programs.
2024 long-term incentive program
The 2024 AGM approved the long-term incentive program for the Company’s board members (“Board LTIP 2024”). A maximum of 297,000 share awards may be issued to the program participants.
2025 long-term incentive programs
Two incentive programs were implemented by the resolution of the 2025 AGM, which include maximum of 7,000,000 employee stock options to senior leaders and key persons (“Co-worker LTIP 2025”), and a maximum of 1,070,000 RSUs to the board members (“Board RSU 2025”).
Summary of options, share awards, and RSU activities
The summary of the option, share awards, and RSU activities for the three month period ended March 31, 2026 is as follows:
For the Three Months ended March 31,
Number of share awards oustanding	2026
Balance at January 1, 2026	8,271,266
Granted
Co-worker LTIP 2023	300,000
Co-worker LTIP 2025	4,661,000
Forfeited/lapsed
Co-worker LTIP 2023	(36,806)
Balance at March 31, 2026	13,195,460
The summary of the option, share awards, and RSU by incentive program is as follows:
March 31,
2026
Number of share awards
Employee stock options
Co-worker LTIP 2021	2,299,614
Co-worker LTIP 2023	4,564,348
Co-worker LTIP 2025	5,811,000
Total outstanding options	12,674,962
Share awards
Board LTIP 2023	57,881
Board LTIP 2024	141,434
Board LTIP 2025	321,183
Total outstanding awards	520,498

6.   Fair value measurement
IFRS 13, Fair Value Measurement contains a valuation hierarchy regarding inputs to the measurements.
This measurement hierarchy is divided into three levels, which comprise:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 — Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as price quotations) or indirectly (that is, derived from price quotations)
Level 3 — Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)
The Company recognizes transfers between levels of the fair value hierarchy (Levels 1, 2, and 3) as of the end of the reporting period during which the change in circumstances or inputs occurred.
Investments in financial assets are measured at fair value through profit or loss. Investments in listed shares are measured at fair value according to Level 1 in the valuation hierarchy. Listed investments are measured on the basis of their market price at the reporting period end.
Short-term investments are subsequently measured at amortized cost. Interest income is recognized in profit or loss using the effective interest method, and foreign exchange differences are recognized in profit or loss.
The Company’s financial assets and liabilities include cash, cash equivalents, short-term investments, trade payables and accrued expenses. For these instruments, the carrying amount is considered a reasonable estimate of the fair value.
7.   Reclassification of comparative information
In order to enhance comparability and reflect the presentation applied in the current period, certain comparative amounts in the consolidated statements of financial position have been reclassified. These reclassifications relate primarily to the net presentation of research and development payables, prepayments and accruals, which were previously presented on a gross basis. The reclassifications are immaterial to the prior period and did not affect profit or loss, total equity, or cash flows for any period presented.
The impact of the revision on the Company’s statement of financial position as of December 31, 2025, is reflected in the following table:
(SEK in thousands)	As previously reported	Adjustment	As restated
Prepaid expenses and accrued income	36,383	(25,122)	11,261
Total current assets	1,216,924	(25,122)	1,191,802
Total assets	1,218,637	(25,122)	1,193,515
Trade payables	(39,473)	17,696	(21,777)
Accrued expenses and deferred income	(65,804)	7,426	(58,378)
Total current liabilities	(118,434)	25,122	(93,312)
Total liabilities	(123,175)	25,122	(98,053)

8.
Subsequent events

In May 2026, the Company’s shareholders approved two long-term incentive programs: (i) an incentive program for our executive officers and personnel (including employees and consultants), or the Co-worker LTIP 2026, and (ii) an incentive program for members of our Board, or the Board RSU 2026. The aggregate maximum number of awards issuable under these programs is 11,000,000 stock options under the Co-worker LTIP 2026 and 1,185,000 RSUs under the Board RSU 2026.

Co-worker LTIP 2026
Under the Co-worker LTIP 2026 program each option entitles holders to acquire one share in the Company for a fixed exercise price equal to125 percent of the volume-weighted average price of the Company’s share on Nasdaq Stockholm for the five trading days preceding the grant date. The options vest over a three-year period, with one-third vesting on each anniversary of the grant date, such that all options will have vested on the third anniversary of the grant date, provided that the holder, with some customary exceptions (including retirement and permanent incapacity to work due to illness or accident), remains employed by the Company. Vested options must be exercised no later than the fifth anniversary of the grant date.
Board RSU 2026
Under the Board RSU 2026 program, participating directors receive, at no cost RSUs which vest over a period of approximately one year through whichever is earliest, (i) the 2027 Annual General Meeting or (ii) June 1, 2027 (the “RSU 2026 Vesting Date”). The RSUs are exercisable starting the next day following the RSU 2026 Vesting Date through the earlier of (i) 90 days after the last day of service as a member of the Board, or (ii) June 1, 2036. The Board RSU 2026 program covers RSUs issuable to the Board members if they elect to receive 50% of their gross board fees (excluding fees for committee work) in RSUs instead of cash compensation.

Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of three years in the period ended December 31, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Vicore Pharma Holding AB
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Vicore Pharma Holding AB (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young AB
We have served as the Company’s auditor since 2005.
Stockholm, Sweden
April 17, 2026, except for Note 8, as to which the date is May 22, 2026

VICORE PHARMA HOLDING AB
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(SEK in thousands, except per share amounts)
		For the Years Ended December 31,
	Note	2025	2024	2023
Net revenues	5	3,817	109,346	—
Gross income		3,817	109,346	—
Administrative expenses	6	(67,914)	(50,443)	(36,923)
Marketing and distribution expenses	6	—	—	(7,672)
Research and development expenses	6	(390,348)	(249,263)	(276,294)
Other operating income (expenses), net	6, 10	2,059	(3,829)	(617)
Operating loss		(452,386)	(194,189)	(321,506)
Financial income	11	23,888	25,307	10,538
Financial expenses	12	(48,976)	(8)	(358)
Net financial income (expenses)		(25,088)	25,299	10,180
Loss before tax		(477,474)	(168,890)	(311,326)
Tax benefit	13	—	256	384
Loss attributable to the parent company´s shareholders		(477,474)	(168,634)	(310,942)
Other comprehensive income:
Other comprehensive income (expenses)		(988)	442	(668)
Other comprehensive income (loss) for the year, net of tax		(988)	442	(668)
Total comprehensive loss attributable to the parent company´s shareholders		(478,462)	(168,192)	(311,610)
Loss per share, before and after dilution (SEK)	14	(1.99)	(1.23)	(3.18)
The accompanying notes are an integral part of these consolidated financial statements.

VICORE PHARMA HOLDING AB
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(SEK in thousands)
		December 31,
	Note	2025	2024
Assets
Long-term receivables	19	1,713	—
Total fixed assets		1,713	—
Current assets:
Other receivables		13,803	14,385
Prepaid expenses and accrued income	20	11,261	13,501
Short-term investments	21	588,591	—
Cash and cash equivalents		578,147	1,156,001
Total current assets		1,191,802	1,183,887
Total assets		1,193,515	1,183,887
Equity and liabilities
Equity:	22
Share capital		140,763	117,290
Other contributed capital		2,875,615	2,454,493
Retained earnings		(1,920,916)	(1,442,454)
Total equity		1,095,462	1,129,329
Non-current liabilities:
Other provisions	23	4,741	556
Current liabilities:
Trade payables	17, 18	21,777	21,717
Current tax liability		61	1,932
Other liabilities		11,447	17,714
Other provisions	23	1,649	328
Accrued expenses and deferred income	24	58,378	12,311
Total current liabilities		93,312	54,002
Total liabilities		98,053	54,558
Total equity and liabilities		1,193,515	1,183,887
The accompanying notes are an integral part of these consolidated financial statements.

VICORE PHARMA HOLDING AB
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(SEK in thousands)
	Share Capital	Other Contributed Capital	Retained Earnings	Total Equity
Balance at January 1, 2023	40,924	1,210,811	(962,652)	289,083
Loss for the year	—	—	(310,942)	(310,942)
Other comprehensive loss	—	—	(668)	(668)
Total comprehensive loss	—	—	(311,610)	(311,610)
Transactions with owners:
Issue of new shares	14,937	485,469	—	500,406
Issue costs	—	(29,488)	—	(29,488)
Long-term incentive program	—	6,998	—	6,998
Total transactions with owners	14,937	462,979	—	477,916
Balance as of December 31, 2023	55,861	1,673,790	(1,274,262)	455,389
Loss for the year	—	—	(168,634)	(168,634)
Other comprehensive income	—	—	442	442
Total comprehensive loss	—	—	(168,192)	(168,192)
Transactions with owners:
Issue of new shares	61,429	820,714	—	882,143
Issue costs	—	(48,080)	—	(48,080)
Long-term incentive program	—	8,069	—	8,069
Total transactions with owners	61,429	780,703	—	842,132
Balance as of December 31, 2024	117,290	2,454,493	(1,442,454)	1,129,329
Loss for the year	—	—	(477,474)	(477,474)
Other comprehensive loss	—	—	(988)	(988)
Total comprehensive loss	—	—	(478,462)	(478,462)
Transactions with owners:
Issue of new shares	23,473	431,625	—	455,098
Issue costs	—	(24,554)	—	(24,554)
Long-term incentive program	—	14,051	—	14,051
Total transactions with owners	23,473	421,122	—	444,595
Balance as of December 31, 2025	140,763	2,875,615	(1,920,916)	1,095,462
The accompanying notes are an integral part of these consolidated financial statements.

VICORE PHARMA HOLDING AB
CONSOLIDATED STATEMENTS OF CASH FLOWS
(SEK in thousands)
		For the Years Ended December 31,
	Note	2025	2024	2023
Operating activities:
Operating loss		(452,386)	(194,189)	(321,506)
Non-cash adjustments	25	17,825	10,128	72,140
Interest received		18,339	20,920	10,431
Interest paid		(59)	(7)	(2)
Cash flows used in operating activities before changes in working capital		(416,281)	(163,148)	(238,937)
Cash flows from changes in working capital:
Change in operating receivables		2,555	(14,789)	(4,284)
Change in operating payables		37,989	12,991	(6,362)
Cash flows used in operating activities		(375,737)	(164,946)	(249,583)
Investing activities:
Acquisition of short-term investments	21	(983,954)	(64,810)	(199,039)
Redemption of short-term investments	21	383,448	213,848	54,584
Cash flows from (used in) investing activities		(600,506)	149,038	(144,455)
Financing activities:
Amortization contract liability		—	—	(63)
Issue of new shares		455,098	882,143	500,406
Issue costs		(24,554)	(48,080)	(29,488)
Cash flows from financing activities		430,544	834,063	470,855
Net increase (decrease) in cash		(545,699)	818,155	76,817
Cash and cash equivalents at beginning of the year		1,156,001	333,620	256,803
Foreign exchange difference in cash and cash equivalents	11, 12	(32,155)	4,226	—
Cash and cash equivalents at year-end		578,147	1,156,001	333,620
The accompanying notes are an integral part of these consolidated financial statements.

VICORE PHARMA HOLDING AB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(SEK in thousands, except share, per share amounts and as otherwise indicated)
1.   Corporate Information
Vicore Pharma Holding AB (publ) (the “Parent Company,” and together with its subsidiaries, “Vicore” or the “Company”) is a limited liability company with its registered office in Stockholm, Sweden. The address of the main office is Kornhamnstorg 53, 111 27 Stockholm, Sweden.
Vicore is a clinical-stage pharmaceutical company unlocking the potential of a new class of drugs with disease-modifying potential in respiratory and fibrotic diseases, including idiopathic pulmonary fibrosis (“IPF”). The Company’s lead program, buloxibutid (“C21”), is an oral small molecule angiotensin II type 2 (“AT2”) receptor agonist, which has received Orphan Drug and Fast Track designation from the United States Food and Drug Administration (“FDA”) and is currently being investigated in the global 52-week Phase 2b ASPIRE trial in IPF.
The consolidated financial statements include the operations of the Parent Company and its fully-owned subsidiaries Vicore Pharma AB (“Vicore Pharma”), Vicore Pharma US, Inc. and INIM Pharma AB (until INIM Pharma AB’s merger into Vicore Pharma Holding AB in the second quarter of 2025).
These consolidated financial statements were approved for issuance by the Board of Directors on March 25, 2026.
2.   Significant accounting policies
2.1.   Basis of preparation
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
2.2.   Currency and foreign currency transactions
The functional currency is the currency of the primary economic environments in which the companies operate. The Parent Company’s functional currency is the Swedish kronor (“SEK”), which is also the reporting currency for the Company. The functional currency of the Parent Company’s subsidiaries is typically the local currency.
Exchange rate differences are recognized in income (loss). Exchange rate gains and losses on operating assets and liabilities are reported in operating results, while exchange rate gains and losses on financial assets and liabilities are reported as financial items. Translation from the functional currency of the subsidiaries to the reporting currency is recognized in other comprehensive income.
2.3.   Segment disclosures
The Company operates as a single operating segment based on the Company’s internal organization and reporting structures. See Note 4 for additional disclosures.
2.4.   Revenue from contracts with customers
The Company’s revenue primarily consists of revenue from licensing and research collaboration agreements.
The transaction price is determined based on the expected amount the Company expects to receive under the agreement in exchange for the transfer of goods or services. Revenue is recognized either at a given point in time or overtime when, or if, the Company fulfills its performance obligations by transferring the promised goods or services to the collaboration partner.

The Company recognizes contract liabilities upon receipt of payment for its unfulfilled performance obligations and recognizes these amounts as deferred income on the balance sheet. If the Company fulfills a performance obligation before compensation is received, it recognizes either accrued income or a receivable on the balance sheet, depending on when payment is due.
2.4.1.   Licensing and research collaboration agreements
Consideration from licensing and research collaboration agreements generally comprises upfront licensing fees, milestone payments, and royalties. In addition, the Company may have contractual rights to reimbursement for certain costs incurred.
Non-refundable upfront payments are deferred and recognized as revenue as the underlying goods or services are delivered. For license and research collaboration arrangements, this is typically when the Company delivers technology to the counterparty. The Company evaluates whether licenses to technology constitutes a “right to use” or a “right to access” in accordance with IFRS 15. If the license is classified as a “right to use”, revenue is recognized at a point in time. Conversely, if the license is classified as a “right to access”, revenue is recognized overtime over the fulfillment period of the performance obligation. The Company measures progress towards completion by continuously assessing the percentage of completion based on the costs incurred.
Milestone payments represent amounts received from collaborators upon the achievement of certain scientific, regulatory, or commercial milestones. The Company recognizes milestone payments when the triggering event has occurred, there are no further contingencies or services to be provided with respect to that event, and the counterparty has no right to refund of the payment. The triggering event may be scientific results achieved by the Company or another party to the arrangement, regulatory approvals, or the marketing of products developed under the arrangement.
Royalty revenues are recognized when the underlying sales occur in accordance with the terms of the collaboration agreement and there is reasonable assurance that the receivables from outstanding royalties will be collected.
2.5.   Leasing agreement
The Company has exclusively entered into leasing agreements with lease terms shorter than 12 months, primarily consisting of leases for premises.
Leasing agreements are reported as contract assets with a corresponding lease liability on the day that the leased asset is available for use by the Company. Leasing payments have been discounted with the Company’s marginal loan interest rate. Leasing agreements with lease terms shorter than 12 are expensed on a straight-line basis over the lease term.
2.6.   Employee benefits
Short-term compensation to employees, such as salary, social security contributions, holiday pay and bonus, is expensed when the employees perform services.
The Company offers defined contribution pension plans to its employees. The Company remits fixed contributions to a separate entity and has no legal or constructive obligation in relation to future retirement obligations under the pension plans. The Company’s obligations related to the contributions to defined contribution plans are reported as expenses in the consolidated statement of comprehensive income (loss) as these benefits are earned.
2.7.   Incentive programs
There are two types of share-based incentive programs: option programs for employees and share award and Restricted Share Unit (“RSU”) programs for board members. The options, share awards and RSUs are granted free of charge and are settled with equity instruments.
The fair value of share-based payments is accounted for as personnel costs. The fair value of employee stock options is determined at grant date using the Black-Scholes model for pricing of options. For share awards and RSUs, the fair value is measured at the grant date based on the quoted market price of the Company’s shares. The fair value is recognized ratably, along with a corresponding increase in equity, over the vesting period, adjusted for estimated forfeitures.
Social security contributions related to share-based awards to employees are expensed over the service period. The expense related to these contributions is calculated using the same valuation model as for the options issued. The provision estimate is updated at each reporting date based on the projected amount of the social charges that would be payable when the instruments are settled.
2.8.   Financial income and expenses
Financial income consists primarily of interest income on cash and short-term investments, as well as net exchange rate gains arising from the remeasurement of cash and short-term investments denominated in foreign currencies. Financial expenses consists primarily of net exchange rate losses arising from the remeasurement of cash and short-term investments denominated in foreign currencies.
2.9.   Income taxes
Income taxes consist of current and deferred taxes. Income taxes are recognized in income or loss except when the underlying transaction is recognized in other comprehensive income or equity, in which case the tax effect is recognized in other comprehensive income or equity.
The Company’s deferred tax liability is mainly related to the depreciation of acquired intangible assets.
2.10.   Earnings per share
Earnings per share before dilution are calculated as income or loss divided by the weighted average number of shares outstanding during the period.
Earnings per share after dilution are calculated as income or loss divided, in some cases adjusted, by the sum of the weighted average number of shares and shares issuable upon exercises of options and vesting of share awards and RSUs unless the inclusion of such shares would be anti-dilutive.
2.11.   Intangible assets
Intangible assets held by the Company include acquired patents, licenses and similar rights.
Amortization of the intangible assets starts when the asset can be used, specifically when it is in the place and condition required to be able to use it for its intended purpose. The estimated useful life for intangible fixed assets with a finite useful life is generally in line with the remaining patent period. Amortization is recognized on a straight-line basis over the estimated useful life of the asset.
2.12.   Fixed assets
Fixed assets are depreciated on a straight-line basis over their estimated useful lives. Fixed assets consist primarily of equipment with useful life of 5 years.
2.13.   Impairment of non-financial assets
Non-financial assets are assessed for impairment in cases where there are indications of a decline in value or whenever events or changes in circumstances indicate that the fair value is not recoverable. Recoverability of these assets is assessed based on undiscounted expected future cash flows from the assets, considering a number of factors, including past operating results, budgets and economic projections, market trends, and product development cycles. Assets are deemed impaired when the undiscounted expected future cash flows derived from the asset are less than its carrying value. Impairment loss is measured as the excess of the carrying value of the impaired asset over its fair value.
2.14.   Financial assets and liabilities
Financial assets and financial liabilities are recognized on the consolidated statement of financial position when the Company becomes a party to the transaction according to the instrument’s contractual terms. Financial assets, or parts thereof, are removed from the balance sheet when the rights in the agreement are realized, expired or when the Company loses control over them. Financial liabilities, or parts thereof, are removed from the consolidated statement of financial position when the obligation in the agreement is fulfilled or otherwise extinguished. Acquisitions and divestments of financial assets are reported on the trade date. The trade date constitutes the day when the company undertakes to acquire or divest the asset.
Financial instruments are classified at acquisition based on the purpose for which the instrument was acquired and managed.
2.14.1.   Classification and valuation of financial assets
The classification of financial assets that are debt instruments is based on the Company’s business model for managing the asset and the nature of the asset’s contractual cash flows. Assets are classified according to:
•
Amortized cost

•
Fair value through income or loss, or

•
Fair value through other comprehensive income

The Company’s financial assets that are classified at amortized cost include accounts receivable, certain other receivables, short-term investments, and cash and cash equivalents. Financial assets classified at amortized cost are initially measured at fair value with the addition of transaction costs.
After initial recognition, the assets are valued at amortized cost after deduction of loss reserve for expected credit losses. Assets classified at amortized cost are solely payments of principal and interest on the outstanding principal amount.
The Company’s financial liabilities consist of accounts payable and other current liabilities, which are all classified at amortized cost. Financial liabilities recognized at amortized cost are initially measured at fair value including transaction costs. After the initial recognition, the financial liabilities are valued according to the effective interest method.
2.14.2.   Impairment of financial assets
The Company’s impairment model is based on expected credit losses considering all reasonable and substantiated information, including forward-looking information. A loss reserve is recorded when there is exposure to credit risk, typically at initial recognition for an asset or receivable. This loss reserve is updated at each reporting period end.
2.15.   New and amended standards and interpretations of existing standards
As of January 1, 2025, the Company applies the amendments to International Accounting Standards (“IAS”) 21 The Effects of Changes in Foreign Exchange Rates. Under IAS 21, the entities must disclose net exchange differences in profit or loss and other comprehensive income or loss, reconciliation of equity components, the functional currency (if different from the presentation currency), and reasons for any changes in functional currency. The adoption of IAS 21 has not had any material impact on the Company’s financial statements.
New and amended accounting standards and interpretations that have been published and will take effect in 2026 or later have not been applied in the preparation of this financial report. IFRS 18 Presentation and Disclosure in Financial Statements, published by the IASB in April 2024. It will apply from January 1, 2027 and replace IAS 1 Presentation of Financial Statements. IFRS 18 will affect the presentation and disclosures in the Company’s financial reports by introducing new categories in the income statement — operating activities, investing, and financing — as well as a new subtotal for operating income. The standard also includes enhanced disclosure requirements, particularly regarding Management Performance Measures (MPM). The Company is currently assessing the effects of IFRS 18.

3.    Summary of critical accounting judgments and key sources of estimation uncertainty
The preparation of the financial statements in accordance with IFRS requires the Company’s management to make judgments and accounting estimates that affect the application of the accounting policies and the carrying amounts of assets, liabilities, revenue and expenses.
The estimates and underlying assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. The actual outcome could deviate from these estimates. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below.
3.1.1.   Impairment of intangible assets
During the year ended December 31, 2023, the Company recorded impairments on certain intangible assets related to discontinued research and development programs. As the programs were discontinued, the impairment loss represented the full carrying value of the intangible assets. Refer to Note 15.
In addition, the Company recognized certain intangible assets which became fully amortized during the year ended December 31, 2024. Prior to becoming fully amortized, these assets were tested for impairment utilizing assumptions and judgments to estimate a recoverable amount. These assumptions and judgments related to, among others, the expected future selling price for the Company’s commercial product, buloxibutid, expected market penetration, expected development, marketing and distribution costs and expected likelihood that the products will pass the remaining stages of development. The assumptions were based on industry- and market-specific data and are produced by the management and reviewed by the Board of Directors.
3.1.2.   Capitalization of intangible assets
Development expenditures are capitalized when they fulfill the criteria set out in IAS 38 and are expected to represent material amounts for the development initiative as a whole. Development expenditures are otherwise expensed as normal operating costs. The criteria for capitalization are that the end product of the development work has a demonstrable future earning capacity or cost savings and cash flow, and that there are technical and financial preconditions to finish the development work when it begins. The Company only has acquired intangible assets. Since regulatory approval has not yet been obtained for any developed assets, no costs have been capitalized to date.
3.1.3.   Research and development expenses
The Company conducts research and development activities through external collaboration partners, such as clinical research organizations (CROs). The Company expenses the costs over these research and development activities over project term based on estimated completion percentage of the activities of each specific as of each reporting period end. The payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.
3.1.4.   Incentive programs
The Company has six active share-based long-term incentive programs. The applicable accounting policies are described in Note 2. The share-based expense recognized in each period is based on the original valuation of the awards at the grant date, vesting term, the number of options that are expected to be vested by the participant under the terms of the programs and a continuous reassessment of the value of the tax benefits for the participants in the incentive programs (for determining provisions for social security contributions). Significant valuation assumptions are described in Note 9 “Share-based payments”.
3.1.5.   Tax loss carryforwards
There is a high risk that the tax loss carryforwards may not be utilized as the Company may never achieve profitability. The tax loss carryforwards will be recorded when the Company has established a level of earnings which can support projection of future taxable income. As a result, no deferred tax assets related to tax loss carryforwards were recognized through December 31, 2025.
4.   Operating segments
The Company operates as a single operating segment. This determination is consistent with the internal reporting to the chief operating decision makers (“CODM”) of the Company, which is the person or persons who make decisions about the allocation of resources and evaluate financial performance. The Company’s CODM is the Chief Executive Officer. The CODM reviews information at the consolidated level for resource allocation and evaluation of the Company’s financial performance. The CODM uses operating losses and cash flows from operating activities to evaluate performance in deciding how to allocate cash resources. Significant expenses presented to the CODM include research and development and general and administrative expenses, which are each separately presented on the Company’s consolidated statements of operations. The Company’s tangible and intangible assets are located in Sweden.
5.   Net revenues
In February 2024, the Company entered into an exclusive license agreement with Nippon Shinyaku, a Japanese pharmaceutical company, under which Nippon Shinyaku will develop and commercialize buloxibutid in Japan. The term of the agreement ends upon expiration of all of Nippon Shinyaku’s payment obligations including all development and commercial milestone payments, together with all royalty obligations through the end of the royalty term, which extends until the later of (i) ten years after first commercial sale in Japan, (ii) one year following expiration of regulatory exclusivity in Japan, or (iii) expiration of the last-to-expire valid claim covering the buloxibutid in Japan. Either party may terminate the agreement for material breach by the other party, if such breach has not been cured within a specified time, or insolvency of the other party. The parties may also terminate the agreement by mutual consent. In addition, Nippon Shinyaku may terminate the license agreement for convenience beginning 12 months after its effective date by providing 360 days prior written notice.
Under the terms of the agreement, the Company received an initial payment of SEK 104.2 million (USD 10 million) and is entitled to potential development and commercial milestone payments up to a total of SEK 2.6 billion (USD 275 million). In addition, the Company receives reimbursement for the expenses incurred by the Company for certain drug development activities related to buloxibutid. The Company received SEK 3.8 million and SEK 5.1 million in reimbursements from Nippon Shinyaku for the years ended December 31, 2025 and 2024, respectively. The Company is also eligible to receive incremental royalties ranging up to the low 20%s based on annual net sales of buloxibutid in Japan. No royalties or milestone payments were received under the Nippon Shinyaku through December 31, 2025.
6.   Operating expenses by nature of expense
The following table presents the breakdown of operating expenses based on the nature of expenses:
	For years ended December 31,
(in thousands of SEK)	2025	2024	2023
External service providers	333,071	208,036	176,600
Personnel expenses	125,191	89,428	78,313
Depreciation and amortization	—	2,242	3,421
Impairments	—	—	62,555
Other operating expenses	2,129	5,303	2,774
Total	460,391	305,009	323,663

7.   Leases
The following amounts related to leasing contracts are reported in the consolidated statement of comprehensive income:
	For years ended December 31,
(in thousands of SEK)	2025	2024	2023
Leasing fees, short-term	1,798	1,737	1,598
Depreciation
Premises	—	—	63
Interest	—	—	—
Total lease costs	1,798	1,737	1,661
The cash flows related to the amortization of right-of-use assets were SEK 0, SEK 0, and SEK 63 thousand for the years ended December 31, 2025, 2024 and 2023, respectively.
8.   Employees and personnel costs
The following schedule provides details of the personnel costs for the Board of Directors and other senior executives as well as other employees. Senior executives are defined below in Note 8.4.
	For years ended December 31,
	2025			2024			2023
(in thousands of SEK)	R&D	G&A	Total	R&D	G&A	Total	R&D	G&A	Total
Board and other senior executives:
Salaries and other remuneration	18,061	23,989	42,050	21,781	21,631	43,412	21,306	16,592	37,898
Social security contributions	3,560	7,075	10,635	3,874	3,274	7,148	2,994	3,095	6,089
Pension costs	1,027	2,018	3,045	2,262	2,166	4,428	2,635	2,401	5,036
Subtotal	22,648	33,082	55,730	27,917	27,071	54,988	26,935	22,088	49,023
Other employees:
Salaries and other remuneration	47,539	7,323	54,862	23,425	3,184	26,609	19,411	1,655	21,066
Social security contributions	5,214	1,551	6,765	1,133	369	1,502	1,358	409	1,767
Pension costs	4,997	479	5,476	3,819	225	4,044	2,707	375	3,082
Subtotal	57,750	9,353	67,103	28,377	3,778	32,155	23,476	2,439	25,915
Other personnel costs	622	1,736	2,358	1,121	1,164	2,285	1,667	1,708	3,375
Total personnel costs	81,020	44,171	125,191	57,415	32,013	89,428	52,078	26,235	78,313
8.1.   Salaries and other remuneration
Payroll costs related to the long-term incentive programs amounted to SEK 14,051 thousand, SEK 8,069 thousand and SEK 6,998 thousand for the years ended December 31, 2025, 2024 and 2023, respectively. For the detail of the total cost of the incentive programs, see Note 9 “Share-based incentive programs”.
8.2.   Pensions
The pension plans offered by the Company are defined contribution plans. The Company’s expense related to the contributions to the defined contribution plans amounted to SEK 8,520 thousand, SEK 8,472 thousand and SEK 8,118 thousand for the years ended December 31, 2025, 2024 and 2023, respectively.
8.3.   Share-based payments
Share-based payments refer to share awards and options granted to independent directors, the CEO, other senior executives, and other employees. Each vested share award entitles the holder to receive one share in the company, provided that the holder is still a member of the Board of Directors of the company at the time of vesting. Each option entitles the holder to acquire one share in the company for a predetermined exercise price. The options are subject to vesting over a three-year period, subject to the holder’s employment with the Company. The participants in the programs receive share-based awards in exchange for services. For further information about the incentive programs, see Note 9 “Share-based payments”.
8.4.   Remuneration of key management personnel
Remuneration of the CEO and other senior executives consists of, in accordance with the guidelines for remuneration decided by the shareholders’ meeting, basic salary, pension benefits, bonus and share-based incentives adopted by the shareholders’ meeting (e.g. employee stock options).
Other senior executives refer to the individuals who, together with the CEO and the Members of the Board of Directors, constitute the key management personnel. Key management personnel include individuals with direct or indirect authority and responsibility for planning, directing, and controlling an entity’s activities. This includes all directors (executive and non-executive) and senior management.
The CEO has a period of notice of six months in the event the termination is made by the Company or if the CEO resigns. Other senior executives have a period of three to six months, in the event the termination is made by the Company or if the senior executive resigns. In addition to salary during the termination period, the CEO is entitled to a termination benefit corresponding to six months’ salary in the event of termination by the Company on a basis other than a breach of contract.
The compensation of key management personnel was as follows:
	For the years ended December 31,
(in thousands of SEK)	2025	2024	2023
Members of the board:
Short-term employee benefits	2,740	1,540	1,850
Post employment benefits	—	—	—
Share-based payments	2,717	2,158	965
Senior executives:
Short-term employee benefits	29,152	34,455	29,986
Post employment benefits	3,045	4,428	5,036
Share-based payments	7,547	4,850	4,261
Total	45,201	47,431	42,098
Short-term employee benefits for the Board of Directors include other remuneration for board committee work. For the year ended December 31, 2024, other remuneration also includes the additional board fee approved at the general meeting of the shareholders, which was subject to the closing of certain equity financings.
9.   Share-based payments
The purpose of share-based incentive programs is to promote the Company’s long-term interests by motivating and rewarding the Company’s senior management and other employees in line with the interests of the shareholders. As of December 31, 2025, the Company has six active incentive programs that include the management team, other employees, and the board members.
On September 10, 2024, the Company’s share capital was increased through the issue of shares with preferential rights for the Company’s existing shareholders. The rights issue was completed on October 7, 2024. In conjunction with the rights issue, the number of instruments, the exercise price and the number of shares each option or warrant in the Company’s incentive program entitles to have been recalculated. In conjunction with this issuance, each vested instrument entitled the participant to one (1) share in the Company. After the recalculation, each vested instrument will entitle the participant to 1.04 shares in the

Company. The number of instruments, the exercise price and the number of shares each option or warrant in the Company’s incentive program entitles to were retrospectively adjusted.
2018 long-term incentive program
The Extra General Meeting held on August 13, 2018 approved the adoption a long-term incentive program for certain of the Company’s senior management and key persons (“Co-worker LTIP 2018”). A maximum of 2,000,000 options may be allotted to participants under the program. During the third quarter of 2024, the Co-worker LTIP 2018 expired. The program is now terminated.
2021 long-term incentive programs
The annual general meeting held on May 11, 2021, resolved to implement a long-term incentive program for senior management and personnel (including employees and consultants) in the Company (“Co-worker LTIP 2021”) and to implement a long-term performance-based incentive program for independent board members in the Company who were not participants in Board LTIP 2020 (“Board LTIP 2021”). A maximum of 3,000,000 options (Co-worker LTIP 2021) and 61,773 share awards (Board LTIP 2021) may be allotted to participants in the programs. During the second quarter of 2024, the Board LTIP 2021 expired. Since the share price increased by less than 40 percent during the measurement period, no share awards are vested. The program is now terminated.
Co-worker LTIP 2021 is an incentive program intended for members of senior management and personnel (including employees and consultants) in the Company. According to the program participants will be granted, free of charge, options subject to three-year vesting that entitle to acquire shares in the Company in total.
Co-worker LTIP 2021 is a program under which the participants will be granted, free of charge, options. Each Option entitles the holder to acquire one share in the Company for a pre-determined exercise price. The exercise price shall correspond to 125 percent of the volume-weighted average price of the Company’s common share on Nasdaq Stockholm for the five trading days preceding the grant date. The options vest over a three-year period, with one-third each year on the anniversary of the grant date. The vested options are exercisable over the period ending on the fifth anniversary of the grant date.
2023 long-term incentive programs
At the annual general meeting held on May 11, 2023 (“2023 AGM”), the Company’s shareholders approved the long-term incentive program for senior management and personnel (“Co-worker LTIP 2023”) and the long-term incentive program for the board members in the Company (“Board LTIP 2023”). A maximum of 5,000,000 options (Co-worker LTIP 2023) and 79,931 share awards (Board LTIP 2023) may be allotted to participants in the programs.
Board LTIP 2023 is a program under which the participants are granted, free of charge, share awards subject to vesting that entitle to shares in the Company.
The share awards vest over approximately one year up to the date of, whichever is earliest, (i) the annual general meeting held on May 7, 2024 (the “2024 AGM”) or (ii) June 1, 2024 (“Vesting Date”).
The vested shares are exercisable starting on the vesting date through the earlier of (i) 90 days after the last day of service as a member of the Board of Directors or (ii) June 1, 2029.
Under the Co-Worker LTIP 2023, the options are granted free of charge to the participants. The Board of Directors may grant options annually for the period of three years after the 2023 AGM. Each option entitles the holder to acquire one share in the Company for a pre-determined exercise price. The exercise price corresponds to 125 percent of the volume-weighted average price of the Company’s common share on Nasdaq Stockholm for the five trading days preceding the grant date. The options vest over a three-year period, with one-third each year on the anniversary of the grant date. The vested options are exercisable over the period ending on the fifth anniversary of the grant date.

2024 long-term incentive program
The 2024 AGM approved the long-term incentive program for the Company’s board members (“Board LTIP 2024”). A maximum of 297,000 share awards may be issued to the program participants.
Board LTIP 2024 is a program under which the participants are granted, free of charge, share awards subject to vesting based on the service provided. In addition, the program allows participants to receive 50 percent of their gross board fee, excluding committee fees, in share awards instead of cash compensation.
The share awards vest over approximately one year from the grant date up to the date of, whichever is earliest, (i) the annual general meeting held on May 6, 2025 (the “2025 AGM”) or (ii) June 1, 2025 (“Vesting Date”). The earliest date at which the vested share awards may be converted into shares is the day immediately after the Vesting Date. The latest date at which vested share awards can be converted is the earlier of (i) 90 days after the last day of service as a member of the Board of Directors or (ii) June 1, 2034.
2025 long-term incentive programs
Two incentive programs were implemented by the resolution of the 2025 AGM, which include maximum of 7,000,000 employee stock options to senior leaders and key persons (“Co-worker LTIP 2025”), and a maximum of 1,070,000 RSUs to the board members (“Board RSU 2025”).
Co-worker LTIP 2025 is an incentive program intended for members of senior management and personnel (including employees and consultants) in the Company. Under this program the participants are granted, free of charge, options subject to three-year vesting that entitle to acquire shares in the Company.
Each option entitles the holder to acquire one share in the Company for a pre-determined exercise price. The exercise price is equal to 125 percent of the volume-weighted average price of the Company’s common share on Nasdaq Stockholm for the five trading days preceding the grant date. The options vest over a three-year period, with one-third each year on the anniversary of the grant date. The vested options are exercisable over the period ending on the fifth anniversary of the grant date.
Under the Board RSU 2025 program, the participants are granted, free of charge, RSUs that vest over approximately one year. The RSUs shall vest over approximately one year up to the date of, whichever is earliest, (i) the 2026 Annual General Meeting on May 6, 2026 or (ii) June 1, 2026 (“Vesting Date”). The earliest vested RSUs are convertible into shares starting at the vesting date through the earlier of (i) 90 days after the last day of service as a member of the Board of Directors, or (ii) June 1, 2035.
Summary of options, share awards, and RSU activities
The option, share awards, and RSU activities by program are as follows:
	December 31,
	2024	2023
Issued share awards (Board LTIP 2021)	Number of share awards	Number of share awards
Outstanding at January 1	54,909	61,773
Forfeited during the year	—	(6,864)
Expired during the year	(54,909)	—
Outstanding at December 31	—	54,909
Exercisable at December 31	—	—

	December 31,
	2025	2024	2023
Issued share awards (Board LTIP 2023)	Number of share awards	Number of share awards	Number of share awards
Outstanding at January 1	68,906	79,931	—
Granted during the year	—	—	79,931
Exercised during the year	(11,025)	(11,025)	—
Outstanding at December 31	57,881	68,906	79,931
Exercisable at December 31	57,881	68,906	—
	December 31,
	2025	2024
Issued share awards (Board LTIP 2024)	Number of share awards	Number of share awards
Outstanding at January 1	159,882	—
Granted during the year	—	159,882
Exercised during the year	(18,448)	—
Outstanding at December 31	141,434	159,882
Exercisable at December 31	141,434	—
December 31, 2025
Issued share awards (Board LTIP 2025)	Number of share awards
Outstanding at January 1	—
Granted during the year	321,183
Outstanding at December 31	321,183
Exercisable at December 31	—
	December 31,
	2025		2024		2023
Issued options (Co-worker LTIP 2018)	Average exercise price per option	Number of options	Average exercise price per option	Number of options	Average exercise price per option	Number of options
Outstanding at January 1	—	—	28.10	531,667	26.90	939,600
Forfeited/expired during the year	—	—	28.10	(531,667)	24.41	(407,933)
Outstanding at December 31	—	—	—	—	28.10	531,667
Exercisable at December 31	—	—	—	—	28.10	531,667
	December 31,
	2025		2024		2023
Issued options (Co-worker LTIP 2021)	Average exercise price per option	Number of options	Average exercise price per option	Number of options	Average exercise price per option	Number of options
Outstanding at January 1	23.44	2,349,617	23.51	2,597,950	26.60	1,753,783
Granted during the year	—	—	—	—	18.80	1,155,000
Forfeited during the year	21.73	(50,003)	24.22	(248,333)	23.75	(310,833)
Outstanding at December 31	23.48	2,299,614	23.44	2,349,617	23.51	2,597,950
Exercisable at December 31	26.57	1,386,282	25.50	669,865	—	—

	December 31,
	2025		2024		2023
Issued options (Co-worker LTIP 2023)	Average exercise price per option	Number of options	Average exercise price per option	Number of options	Average exercise price per option	Number of options
Outstanding at January 1	18.92	827,979	18.80	612,667	—	—
Granted during the year	12.15	3,623,175	19.20	244,479	18.80	718,084
Forfeited during the year	12.25	(150,000)	18.80	(29,167)	18.80	(105,417)
Outstanding at December 31	13.45	4,301,154	18.92	827,979	18.80	612,667
Exercisable at December 31	—	—	—	—	—	—
	December 31, 2025
Issued options (Co-worker LTIP 2025)	Average exercise price per option	Number of options
Outstanding at January 1	—	—
Granted during the year	10.20	1,150,000
Outstanding at December 31	10.20	1,150,000
Exercisable at December 31	—	—
Valuation of options, share awards and RSUs
The options are valued using the Black & Scholes model, with the value of the options based on the value of the underlying share, the options’ exercise price and term, risk-free interest rate and volatility. The volatility has been based on the expected volatility of the Company’s share and listed peer-companies. The risk-free interest rate assumption is based on the interest rate for Swedish government bonds. The fair value of the options, valuation assumptions and outstanding number of options by program and grant date as of December 31, 2025 were as follows:
Program per year	Grant date	Maturity date	Grant Date Fair Value (SEK)	Exercise price (SEK)	Volatility	Options Outstanding	Vested
Co-worker LTIP 2021	September 16, 2021	September 16, 2026	6.84	25.50	50.00%	669,865	100.00%
Co-worker LTIP 2021	March 31, 2022	March 31, 2027	8.40	26.40	50.00%	18,750	100.00%
Co-worker LTIP 2021	September 27, 2022	September 27, 2027	8.44	27.60	50.00%	697,667	100.00%
Co-worker LTIP 2021	September 29, 2023	September 29, 2028	6.08	18.80	50.00%	913,332	91.74%
Co-worker LTIP 2023	September 29, 2023	September 29, 2028	6.08	18.80	50.00%	583,500	91.74%
Co-worker LTIP 2023	March 26, 2024	March 26, 2029	5.62	19.20	50.00%	244,479	82.44%
Co-worker LTIP 2023	January 15, 2025	June 15, 2029	3.80	12.25	60.54%	2,959,375	58.65%
Co-worker LTIP 2023	February 26, 2025	June 15, 2029	3.42	10.11	60.07%	75,000	51.63%
Co-worker LTIP 2023	March 25, 2025	June 15, 2029	3.06	9.52	60.01%	150,000	47.11%
Co-worker LTIP 2023	June 12, 2025	June 12, 2030	3.54	11.80	60.82%	35,000	33.91%
Co-worker LTIP 2023	September 24, 2025	September 24, 2030	5.12	12.71	61.97%	97,200	16.54%
Co-worker LTIP 2023	November 10, 2025	November 10, 2030	4.21	13.52	62.27%	156,600	8.69%
Co-worker LTIP 2025	May 6, 2025	May 6, 2030	3.20	10.20	60.61%	1,150,000	40.09%

The fair value of the share awards and RSUs is determined at the grant date based on the quoted market price of the Company’s shares. The grant date fair values and outstanding shares of the awards and RSUs by program as of December 31, 2025 were as follows:
Program per year	Grant date	Maturity date	Grant date fair value (SEK)	Awards and RSUs Outstanding	Vested
Board LTIP 2023	May 11, 2023	June 1, 2029	17.56	57,881	100.00%
Board LTIP 2024	May 7, 2024	June 1, 2034	19.10	141,434	100.00%
Board RSU 2025	May 6, 2025	June 1, 2035	7.87	321,183	65.57%
Summary of the total cost of the incentive programs
The provision for social security contributions related to share-based incentive programs are reported as non-current liabilities.
The total costs for the share-based incentive programs for each year presented are as follows:
	For the years ended December 31,
(in thousands of SEK)	2025	2024	2023
Share-based compensation expense	14,051	8,069	6,998
Provisions for social security contributions	5,506	(604)	(240)
Total	19,557	7,465	6,758
The breakdown of the options activity between senior executives and other employees for Co-worker LTIP plans is as follows:
	December 31,
	2025			2024			2023
Program 2018, 2019 and 2020 options (Co-worker LTIP 2018)	Number outstanding at Jan 1, 2025	Granted/ forfeited	Number outstanding at Dec 31, 2025	Number outstanding at Jan 1, 2024	Granted/ forfeited	Number outstanding at Dec 31, 2024	Number outstanding at Jan 1, 2023	Granted/ forfeited	Number outstanding at Dec 31, 2023
Senior executives	—	—	—	395,000	(395,000)	—	753,750	(358,750)	395,000
Other employees	—	—	—	136,667	(136,667)	—	185,850	(49,183)	136,667
Total	—	—	—	531,667	(531,667)	—	939,600	(407,933)	531,667
	December 31,
	2025			2024			2023
Program 2021, 2022 and 2023 options (Co-worker LTIP 2021)	Number outstanding at Jan 1, 2025	Granted/ forfeited	Number outstanding at Dec 31, 2025	Number outstanding at Jan 1, 2024	Granted/ forfeited	Number outstanding at Dec 31, 2024	Number outstanding at Jan 1, 2023	Granted/ forfeited	Number outstanding at Dec 31, 2023
Senior executives	1,681,000	(50,003)	1,630,997	1,881,000	(200,000)	1,681,000	1,116,000	765,000	1,881,000
Other employees	668,617	—	668,617	716,950	(48,333)	668,617	637,783	79,167	716,950
Total	2,349,617	(50,003)	2,299,614	2,597,950	(248,333)	2,349,617	1,753,783	844,167	2,597,950
	December 31,
	2025			2024			2023
Program 2023 and 2024 options (Co-worker LTIP 2023)	Number outstanding at Jan 1, 2025	Granted/ forfeited	Number outstanding at Dec 31, 2025	Number outstanding at Jan 1, 2024	Granted/ forfeited	Number outstanding at Dec 31, 2024	Number outstanding at Jan 1, 2023	Granted/ forfeited	Number outstanding at Dec 31, 2023
Senior executives	595,000	1,875,000	2,470,000	400,000	195,000	595,000	—	400,000	400,000
Other employees	232,979	1,598,175	1,831,154	212,667	20,312	232,979	—	212,667	212,667
Total	827,979	3,473,175	4,301,154	612,667	215,312	827,979	—	612,667	612,667

	December 31, 2025
Program 2025 options (Co-worker LTIP 2025)	Number outstanding at Jan 1, 2025	Granted/ forfeited	Number outstanding at Dec 31, 2025
Senior executives	—	1,150,000	1,150,000
Other employees	—	—	—
Total	—	1,150,000	1,150,000
10.   Other operating income (expense)
	For the years ended December 31,
(in thousands of SEK)	2025	2024	2023
Exchange rate gains	4,188	1,474	2,157
Exchange rate losses	(2,129)	(5,303)	(2,774)
Total other operating income (expense), net	2,059	(3,829)	(617)
11.   Financial income
	For the years ended December 31,
(in thousands of SEK)	2025	2024	2023
Financial assets measured at fair value through income and loss
Exchange rate gains currency accounts	—	4,226	—
Total	—	4,226	—
Financial assets measured at amortized cost
Interest income short-term investments	23,888	21,081	10,538
Total interest income calculated using the effective interest method	23,888	21,081	10,538
Total included in net financial income (expense)	23,888	25,307	10,538
12.   Financial expenses
	For the years ended December 31,
(in thousands of SEK)	2025	2024	2023
Financial liabilities measured at amortized cost
Exchange rate loss on cash and cash equivalents	(32,154)	—	—
Exchange rate loss on short-term investments	(16,762)
Loss on sale of securities	—	—	(356)
Total	(48,916)	—	(356)
Financial liabilities measured at amortized cost
Interest expenses other financial liabilities	(60)	(8)	(2)
Total interest expenses calculated using the effective interest method	(60)	(8)	(2)
Total included in net financial income (expense)	(48,976)	(8)	(358)

13.   Tax
	For the years ended December 31,
(in thousands of SEK, except tax rate)	2025	2024	2023
Current tax	—	—	—
Change in deferred taxes on temporary differences	—	256	384
Recognized tax	—	256	384
Reconciliation of effective tax rates
Loss before tax	(477,474)	(168,890)	(311,326)
Tax according to applicable tax rate for Parent Company 20.6% (20.6%)	98,360	34,791	64,133
Tax effect non-deductible expenses	(1,459)	(1,382)	(26,430)
Tax effect non-taxable income	284	179	504
Tax effect unrecognized tax assets	(97,185)	(33,332)	(37,823)
Current tax	—	—	—
Effective tax rate	0%	0%	0%
Recognized tax benefit relates to the tax effect of amortization of certain intangible assets. The Company has no tax items that are recognized in other comprehensive income. There is no deferred tax asset recognized for the issuance costs recorded directly against shareholders’ equity as the future taxable profits that would allow the tax deduction are not deemed probable.
Tax loss carryforwards were SEK 2,010 thousand, SEK 1,512 thousand and SEK 1,299 thousand for the years ended December 31, 2025, 2024 and 2023, respectively. These carryforwards are indefinite. Deferred tax assets have not been recognized for the tax loss carryforwards, as it is unlikely that the Company will be able to utilize them to offset future taxable income. For further information about tax loss carryforwards, see Note 3 “Judgments and accounting estimates”.
14.   Earnings per share
	For the years ended December 31,
Earnings per share before and after dilution	2025	2024	2023
Loss for the year (in thousands of SEK)	(477,474)	(168,634)	(310,942)
Average number of ordinary shares	239,883,257	137,738,047	97,918,814
Earnings per share before and after dilution (SEK)	(1.99)	(1.23)	(3.18)
The average number of outstanding shares has been adjusted for bonus shares issued to existing shareholders for all periods presented.
Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding for the dilution effect of potentially issuable shares. These potential shares are attributable to the options and share awards issued to senior executives, other employees and board members. For further information, see Note 9 “Share-based payments”. If there is a loss for the year, the options, share awards and RSUs have anti-dilutive effect on the earnings per share. The options have no dilutive impact if the exercise price, including the addition of the value of remaining future services to be recognized during the vesting period, exceeds the average trading price for the period. The outstanding options, share awards, and RSUs were anti-dilutive as the Company generated the loss for all periods presented.

15.   Patents, licenses and similar rights
	December 31,
(in thousands of SEK)	2025	2024	2023
Opening cost	79,192	79,192	79,192
Closing accumulated cost	79,192	79,192	79,192
Opening amortizations	(16,637)	(14,419)	(11,092)
Amortizations for the year	—	(2,218)	(3,327)
Closing accumulated amortizations	(16,637)	(16,637)	(14,419)
Opening impairments	(62,555)	(62,555)	—
Impairments for the year		—	(62,555)
Closing accumulated impairments	(62,555)	(62,555)	(62,555)
Closing carrying amount	—	—	2,218
15.1.   Amortization
Amortization relates to previously acquired intangible assets. The intangible assets consist of certain patents associated with buloxibutid (C21) in the United States. The amortization for these patents began in September 2019 and ended upon expiration of the acquired patents in September 2024.
15.2.   Impairments
During 2023, the Company recorded SEK 50.6 million and SEK 12.0 million impairments on the intangible assets attributable to the IMiD program and the drug candidate C106, respectively, due to the discontinuation of these programs. The impairment was equal to the full carrying value of these intangible assets as the programs were discontinued.
In addition, the Company recognized certain intangible assets which became fully amortized during the year ended December 31, 2024. Prior to becoming fully amortized, these assets were tested for impairment utilizing a probability-adjusted discounted cash flow model. The value in use for buloxibutid was determined by calculating the present value of the estimated future cash flows and adjusting these in order to take into account development risk. The valuation considered the cash flows over the projects’ estimated remaining useful life, but did not include any residual value thereafter. The measurement is attributed to Level 3 in the fair value hierarchy and is based on the material assumptions below:
—
Revenue and cost forecasts for buloxibutid were projected over 12 years for the United States and 15 years for the European Union and Japan. In the United States, buloxibutid was protected by orphan drug protection for a period of 7 years after launch. In the European Union and Japan, buloxibutid was protected by orphan drug protection over 10 years after launch.

—
Revenue was estimated based on available data of different types considered indicators, e.g. forecasts of total market size, growth, anticipated market share of the product, competition from rival products and assessed price level. Market growth, anticipated market share of the product and assessed price level is derived from secondary sources, accepted industry assumptions and assumptions made by the Company.

—
Costs included development expenditures as well as direct and indirect project costs based on the Company’s business plan. Operating margins were derived from secondary sources, accepted industry assumptions and assumptions made by the Company.

—
The present value of the cash flows was calculated and adjusted to reflect the probability of success for the project. This probability was based on accepted assumptions regarding the possibility for a corresponding product to go to market from the current development stage derived from secondary sources.

—
The weighted average pre-tax cost of capital was estimated at 13%.

The critical assumptions mainly are assumptions made about market size, market share and price level. As with many pharmaceutical development projects, the results of the development work may be binary in the sense that the project can either be developed according to plan or must be cancelled altogether. Where appropriate, the valuation has been calibrated against completed share issues with external investors.
16.   Equipment
(in thousands of SEK)	December 31, 2024
Opening cost	147
Closing accumulated cost	147
Opening depreciations	(122)
Depreciations for the year	(25)
Closing accumulated depreciations	(147)
Closing carrying amount	—
There was no equipment balance outstanding as of December 31, 2025.
17.   Financial assets and liabilities
The maximum credit risk exposure related to the financial assets is limited to their carrying values. There are no collaterals to secure the Company’s financial assets.
The financial assets and liabilities as of December 31, 2025 and 2024 were as follows:
	December 31, 2025,
(in thousands of SEK)	Financial assets and liabilities measured at amortized cost	Total carrying amount
Financial assets
Other current receivables	328	328
Accrued income	972	972
Short-term investments	588,591	588,591
Cash and cash equivalents	578,147	578,147
Total	1,168,038	1,168,038
Financial liabilities
Trade payables	21,777	21,777
Other current liabilities	28	28
Accrued expenses	33,878	33,878
Total	55,683	55,683

	December 31, 2024
(in thousands of SEK)	Financial assets and liabilities measured at amortized cost	Total carrying amount
Financial assets
Other current receivables	930	930
Accrued income	5,370	5,370
Cash and cash equivalents	1,156,001	1,156,001
Total	1,162,301	1,162,301
Financial liabilities
Trade payables	21,717	21,717
Other current liabilities	708	708
Accrued expenses	6,296	6,296
Total	28,721	28,721
17.1.   Fair value measurement
IFRS 13, Fair Value Measurement contains a valuation hierarchy regarding inputs to the measurements. This measurement hierarchy is divided into three levels, which comprise:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 — Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as price quotations) or indirectly (that is, derived from price quotations)
Level 3 — Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)
The Company recognizes transfers between levels of the fair value hierarchy (Levels 1, 2, and 3) as of the end of the reporting period during which the change in circumstances or inputs occurred.
Investments in financial fixed assets are measured at fair value with changes in value in income and loss. Investments in listed shares are measured at fair value according to Level 1 in the valuation hierarchy. Listed investments are measured on the basis of their market price at the reporting period end.
Short-term investments are subsequently measured at amortized cost. Interest income is recognized in profit or loss using the effective interest method, and foreign exchange differences are recognized in profit or loss. Short-term investments in EUR and USD amount to SEK 189,853 thousand. A 10 percent strengthening of SEK against EUR and USD would have a negative impact on profit after tax and equity of approximately SEK 18,985 thousand.
For other current receivables and liabilities, short-term investments, cash and cash equivalents, trade payables, and accrued expenses and income with a short maturity, the carrying amount is considered a reasonable estimate of the fair value.
18.   Financial risks
Through its operations, the Company is exposed to various types of financial risk; credit risks, market risks (foreign exchange risk, interest rate risk and other price risks) and liquidity risks (including refinancing risk). The Company’s overall risk management objective focuses on the unpredictability of financial markets and strives to minimize potentially unfavorable consequences for the Company’s financial position and performance.
The Board of Directors has overall responsibility for managing financial risks and internal controls related to financial transactions. Financial risks and transactions are managed centrally by the Parent Company through the Company’s CFO and CEO. The overall objective in terms of financial risks is: to provide cost-effective financing and cash management, to ensure that all payment commitments are processed at the right time, to ensure that all financial transactions are organized in a way that supports the Company in achieving the financial key ratios and ensure that risk exposures relating to credit risk, market risks and liquidity risk are reduced to an acceptable level.
The Board of Directors establishes written principles both for overall risk management and for specific areas such as credit risks, foreign exchange risks, interest rate risks, refinancing risks, liquidity risks and the use of derivative instruments and the handling of excess liquidity. The Company does not currently use derivatives but allows hedging of currency in certain situations.
18.1.   Credit risk
Credit risk is the risk that the Company’s counterparty to a financial instrument cannot fulfill its obligation and thereby causes a financial loss for the Company. Given the nature of the Company’s business, with no foreseen revenues, credit risk is not a material issue at this stage of the Company’s development. However, some credit risk exists in the Company’s cash management, which is managed through the Company’s treasury policy.
18.2.   Financial credit risk
The financial assets that are covered by provisions for expected credit losses according to the general method consist of cash and cash equivalents. The Company applies a rating-based method in combination with other known information and forward-looking factors for assessing expected credit losses. The Company has defined default as when payment of the claim is 90 days overdue or more, or if other factors indicate a suspension of payments. Significant increase in credit risk has not been considered to exist for any receivable or asset on the reporting date. Such assessment is based on whether payment is 30 days overdue or more, or if significant deterioration of the rating occurs, entailing a rating below investment grade. In cases where the amounts are not deemed to be insignificant, a provision for expected credit losses is also recognized for these financial instruments.
There was no significant credit risk for any of the Company’s financial assets. The Company’s counterparties do not have credit ratings, except for cash and cash equivalents, for which the counterparties have investment grade credit risk ratings.
18.3.   Market risks
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risks under the IFRS guidance are divided into three types: foreign exchange risk, interest rate risk and other price risks. Foreign exchange risk has the greatest impact on the Company as the financing received in local currency covers research and development costs in foreign currencies.
The Company does not currently have any loans that expose it to interest rate risks. Interest risk may occur in short term cash management and is regulated by maximum maturity.
18.4.   Foreign exchange risk
Foreign exchange risk is the risk that the fair value of or future cash flow from a financial instrument may vary due to changes in foreign exchange rates. Foreign exchange risk relates to the risk that fluctuations in exchange rates will have a negative impact on the Company’s statement of operations, balance sheet or cash flow.
18.5.   Transaction currency risk
The exposure to the transaction currency risk results primarily from the Company’s expenses in foreign currencies. The Company’s development costs are primarily paid in USD and EUR. As a result, the Company is subject to exchange rate risks in relation to payment flows within Sweden and the eurozone, such as fluctuations where the exchange rate changes from the time an agreement is entered into until its payment is to be made in accordance with the agreement. Foreign exchange hedging is decided by the Board of Directors based on cash flow forecasts. In accordance with the Company’s policy for financial risk, the company exchanges USD and EUR at a level of 60 – 100% of expected flows. The level of exposure based on the operating expenses, excluding payroll costs, in each currency is as follows:
Foreign exchange exposure 2025 (%)	Operating income	Operating expenses
GBP	—	12%
EUR	—	17%
DKK	—	4%
USD	100%	48%
SEK	—	19%
Foreign exchange exposure 2024 (%)	Operating income	Operating expenses
GBP	—	6%
EUR	—	17%
DKK	—	4%
USD	100%	37%
SEK	—	36%
Foreign exchange exposure 2023 (%)	Operating income	Operating expenses
GBP	—	15%
EUR	—	32%
DKK	—	6%
USD	—	13%
SEK	—	34%
The Company’s transaction exposure is primarily related to USD (EUR in 2023). A 10% increase of USD to SEK rate would have a negative impact on the income (loss) after tax and shareholders’ equity of approximately SEK 14,243 thousand, SEK 9,019 thousand and SEK 2,429 thousand for the years ended December 31, 2025, 2024 and 2023, respectively.
18.6.   Refinancing risk
Refinancing risk refers to the risk that cash and cash equivalents are unavailable and that financing can only be obtained partially, not at all or at an elevated cost. Currently, the Company is financed by shareholders’ equity and is therefore not exposed to risks related to external loan financing. The main risks therefore entail the inability to obtain further equity investments from the Company’s shareholders.
18.7.   Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulties in fulfilling its obligations related to financial liabilities. The Board of Directors and executive management manage liquidity risk by continuously following up and by projecting future cash flow to reduce liquidity risk and ensure the solvency of the Company.
The Company uses rolling forecasts to ensure that the Company has sufficient cash assets to meet its operational requirements. This monitoring takes the form of reporting to the Board of Directors, whereby outcomes and forecasts are compared with the budget that is produced and approved by the Board of Directors each year.
The Company’s surplus liquidity, in excess of the working capital requirements, is invested in interest-bearing current accounts. The Company had short-term investments of SEK 588,591 thousand and SEK 0 for the years ended December 31, 2025 and 2024, respectively. In addition, the Company had bank deposits of SEK 578,147 thousand and SEK 1,156,001 thousand as of December 31, 2025 and 2024, respectively.

The contractual and undiscounted interest payments and financial liability repayments are in the following tables. Amounts in foreign currencies have been translated into SEK at the closing rate on the reporting date. Interest for financial instruments with a variable interest rate was calculated using the interest rate at the reporting date. Liabilities have been included in the earliest period during which repayment may be required.
(in thousands of SEK) Maturity analysis	December 31, 2025
	<1 month	1 – 3 months	>3 months
Trade payables	21,413	365	—
Other current liabilities	—	28	—
Accrued expenses	20,884	7,786	29,708
Total	42,297	8,179	29,708
(in thousands of SEK) Maturity analysis	December 31, 2024
	<1 month	1 – 3 months	>3 months
Trade payables	10,507	11,210	—
Other current liabilities	708	—	—
Accrued expenses	2,149	4,034	6,128
Total	13,364	15,244	6,128
18.8.   Capital management
The Company’s goals regarding its capital structure are to ensure financing of the Company’s development and business plan. Equity or financing related to equity is expected to be the most realistic and possible alternative in the near future. No change occurred in the Company’s capital management during the year.
19.   Long-term receivable
(in thousands of SEK)	December 31, 2025
Opening deposits	—
Deposits paid	2,489
Deposits refunded	(776)
Closing deposits	1,713
20.   Prepaid expenses and accrued income
	December 31,
(in thousands of SEK)	2025	2024
Accrued income	972	5,103
Accrued interest income	1,468	267
Prepaid rental charges	87	87
Prepaid insurances	836	904
Prepaid research and development expenses	6,414	5,908
Prepaid software costs	418	—
Other prepaid expenses	1,066	1,232
Total	11,261	13,501

21.   Short-term investments
As of December 31, 2025 and 2024, the short-term investments include interest-bearing investments of SEK 588,591 thousand and SEK 0, respectively.
22.   Equity
	Number of ordinary shares	Share capital (SEK)	Other contributed capital (SEK)
At January 1, 2023	81,847,979	40,923,989	1,210,811,196
New share issue, June 9, 2023, registered June 9, 2023	9,200,000	4,600,000	140,418,985
New share issue, June 9, 2023, registered July 10, 2023	20,675,000	10,337,500	315,562,082
Share-based payments	—	—	6,997,962
At December 31, 2023	111,722,979	55,861,489	1,673,790,225
At January 1, 2024	111,722,979	55,861,489	1,673,790,225
New share issue, May 29, 2024, registered May 29, 2024	11,025	5,512	—
New share issue, Sep 10, 2024, registered Oct 11, 2024	111,734,004	55,867,001	684,370,109
New share issue, Oct 7, 2024, registered Oct 16, 2024	11,111,111	5,555,555	88,263,444
Share-based payments	—	—	8,069,120
At December 31, 2024	234,579,119	117,289,557	2,454,492,898
At January 1, 2025	234,579,119	117,289,557	2,454,492,898
New share issue, June 24, 2025, registered June 24, 2025	30,652	15,326	—
New share issue, November 13, 2025, registered November 13, 2025	46,915,822	23,457,911	407,072,067
Share-based payments	—	—	14,050,358
At December 31, 2025	281,525,593	140,762,794	2,875,615,323
Share capital and dividend
As of December 31, 2025, the registered share capital consists of 281,525,593 issued shares. All issued shares have been fully paid for, and no shares are reserved for transfer. Each share carries one vote. The quotient value is SEK 0.50. There are no treasury shares held by the Parent Company itself or its subsidiaries. No dividends were distributed for any of the periods presented.
Other contributed capital
Other contributed capital consists of share premiums contributed by the shareholders when subscribing to shares.
Share-based payments
As of December 31, 2025, the Company had six active incentive programs that include the management team, other employees and board members. For more information, see Note 9 “Share-based payments”.
Capital management
The Company manages its capital to ensure that it will be able to continue as a going concern. The capital structure of the Company consists of equity attributed to the Company’s shareholders presented in the consolidated statement of changes in equity. The Company considers its financing needs in light of changes in economic circumstances, risks associated with its different assets, and the projected cash needs of the current and projected research activities. The Company’s objective is to maintain its capital structure at a level to enable it to finance its activities for at least 12 months. The Company is not subject to any externally imposed capital requirements.

23.   Other provisions
	December 31,
(in thousands of SEK)	2025	2024
Social security contributions related to share-based incentive programs
Opening amount	884	1,487
Provisions for the year	5,506	(603)
Severance pay
Opening amount	—	1,588
Provisions for the year	—	(1,588)
Total	6,390	884
24.   Accrued expenses and deferred income
	December 31,
(in thousands of SEK)	2025	2024
Accrued personnel-related expenses	24,501	5,700
Accrued expenses, research and development	31,065	5,133
Accrued expenses, other	2,812	1,479
Total	58,378	12,311
25.   Supplementary information to the cash flow statement
The non-cash adjustments in the statements of cash flow are as follows:
	For the years ended December 31,
(in thousands of SEK)	2025	2024	2023
Depreciations	—	2,243	3,423
Impairments	—	—	62,554
Incentive programs, payroll expenses	14,051	8,068	6,998
Incentive programs, social security contributions	5,506	(605)	(240)
Provision for payroll tax, pension premium	—	(22)	73
Exchange rate changes on short-term investments	(744)	—	—
Other	(988)	444	(668)
Total	17,825	10,128	72,140
26.   Related-party transactions
The disclosures related to the compensation of senior executives, and the Board of Directors by category, including short-term benefits, post-employment benefits, and share-based payments, are included in Note 8 “Employees and personnel costs.”
27.   Pledged assets and contingent liabilities
Agreement with Emeriti Bio AB and HaLaCore Pharma AB
The Company has a discovery services agreement with Emeriti Bio AB and HaLaCore Pharma AB, whereby Emeriti and HaLaCore are developing new drug substances targeting the AT2 receptor on behalf of the Company. If the Company chooses to continue development of any of these new drug substances, the Company may owe potential royalties in connection with partnering and/or commercializing any such new drug substance. The maximum the Company could owe under this Agreement, as of December 31, 2025, is SEK 36.25 million. This agreement does not cover the development and commercialization of buloxibutid.

28.   Reclassification of comparative information
In order to enhance comparability and reflect the presentation applied in the current period, certain comparative amounts in the consolidated statements of financial position have been reclassified. These reclassifications relate primarily to the net presentation of research and development payables, prepayments and accruals, which were previously presented on a gross basis. The reclassifications are immaterial to the prior period and did not affect profit or loss, total equity, or cash flows for any period presented.
The impact of the revision on the Company’s statement of financial position as of December 31, 2025 is reflected in the following table:
(SEK in thousand)	As previously reported	Adjustment	As restated
Prepaid expenses and accrued income	36,383	(25,122)	11,261
Total current assets	1,216,924	(25,122)	1,191,802
Total assets	1,218,637	(25,122)	1,193,515
Trade payables	(39,473)	17,696	(21,777)
Accrued expenses and deferred income	(65,804)	7,426	(58,378)
Total current liabilities	(118,434)	25,122	(93,312)
Total liabilities	(123,175)	25,122	(98,053)
The impact of the revision on the Company’s statement of financial position as of December 31, 2024 is reflected in the following table:
(SEK in thousand)	As previously reported	Adjustment	As restated
Prepaid expenses and accrued income	25,188	(11,687)	13,501
Total current assets	1,195,574	(11,687)	1,183,887
Total assets	1,195,574	(11,687)	1,183,887
Trade payables	(29,966)	8,249	(21,717)
Accrued expenses and deferred income	(15,749)	3,438	(12,311)
Total current liabilities	(65,689)	11,687	(54,002)
Total liabilities	(66,245)	11,687	(54,558)